Form 10-K, Exhibit 13
period 1993-12-31
CONSOLIDATED FREIGHTWAYS INC
filed 1994-03-28
CIK 23675

           Financial Review and Management Discussion

The Company's 1993 operating profit was $120.2 million, a 147.3% increase from 1992. This significant improvement is the result of increased shipment levels and cost containment at Emery and record operating profits at the Con-Ways. Emery achieved its first profitable year of operations since its acquisition in 1989. The Company's 1992 operating income includes $17.3 million of non-recurring charges to restructure CF MotorFreight and write off substantially all of its Canadian operating rights. Excluding these charges, operating income improved $54.3 million or 82.4% over 1992. The 1992 operating income improved $73.2 million from $1.7 million in 1991 excluding the $17.3 million of restructuring charges and $9.0 million of incremental charges related to the Company's 1992 adoption of Statement of Financial Accounting Standards No. 106 "Employer's Accounting for Post Retirement Benefits Other than Pensions" (SFAS 106).

Total Company revenues increased $136.2 million or 3.4% over 1992 as Emery regained revenues due to various successful marketing programs while the Con-Ways continued to grow through expansion into new markets. These increases more than offset CF MotorFreight's revenue decline of 3.3% which is attributed to continued rate discounting and tonnage loss associated with market dilution and a management decision to shed less profitable business.

Significant variations in segment revenue and operating income are as follows:


CF MOTORFREIGHT

CF MotorFreight's (CFMF) 1993 revenues decreased 3.3% on a tonnage decline of 3.1% with higher rated less-than-truckload (LTL) tonnage declining 3.0%. The decline in revenues reflects continued price erosion and CFMF's efforts to selectively shed some of its more unprofitable business. The decline also reflects market dilution from new competitors and changes in distribution patterns by customers. In 1992 revenues increased 1.9% on a tonnage increase of 0.7% in contrast to revenue and tonnage declines of 2.0% and 5.0%, respectively, in 1991.

In 1993, operating income was $31.7 million compared to $27.5 million in 1992, an increase of 15.4%. The 1992 operating income includes $17.3 million to restructure CFMF operations and write off substantially all of its Canadian operating authority. Excluding these charges, CFMF's 1993 operating income decreased $13.1 million or 29.2% from 1992.

Persistent rate discounting and the previously mentioned market dilution have impaired CFMF's ability to retain margins comparable to those in prior years, as margins decreased from 2.4% in 1991 to 2.0% (excluding restructuring charges) in 1992 and 1.5% in 1993.

As shipment volumes stabilize, CFMF will size its freight flow infrastructure to expected business levels. Additionally, CFMF has initiated several programs to streamline operations. These include technology enhancements such as dock automation and programs to reduce freight handling and allow flexible services which are more responsive to customer needs. Such programs include utilization of metropolitan area terminals to consolidate freight and a greater use of sleeper teams for more direct freight movement. While short-term margins are expected to remain unsatisfactory, the benefits of these initiatives should improve margins in the long-term.

CFMF's ability to successfully negotiate greater flexibility in work-rules and equitable wage increases with various labor unions should also contribute to improving margins. In addition, CFMF must maintain business levels with adequate yields. To this end, CFMF announced a 3% discount rollback in January 1994.

Approximately 88% of CFMF's domestic employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). CFMF and IBT are parties to a National Master
Freight Agreement scheduled to expire on March 31, 1994.


CON-WAY TRANSPORTATION SERVICES

The Con-Way group again produced record revenues for the year. Revenues increased 13.0% on a tonnage increase of 26.3% from 1992 with the higher rated LTL tonnage increasing 13.9%. All of the companies in the Con-Way group experienced revenue growth. In 1993 the Con-Ways expanded service in Florida and into Missouri. In 1992, Con-Way revenues increased 13.3% on a 10.0% increase in tonnage from 1991.

The continued revenue growth combined with successful cost containment efforts produced record operating income for the Con-Way group as operating income increased 33.7% over 1992. The 1993 operating margin was 8.8% compared to 7.4% in the prior year. The improved operating margin in 1993 occurred despite increased costs associated with expansion of service into new areas. Operating income in 1992 increased 61.3% from 1991. The 1992 operating margin of 7.4% compares with a 5.2% margin in 1991.

The Con-Ways are seeking to increase business through growth in existing markets and expansion into new geographic markets including New England. Recent joint service agreements between the Con-Way carriers will enhance business levels. However, short-term operating margins may be impacted by start-up costs while establishing freight levels in these new markets.



EMERY WORLDWIDE

For Emery, 1993 marked the first year of operating profits and the first year since its acquisition that revenues increased over the prior year. Revenues in 1993 increased 10.0% from 1992 due entirely to gains in its commercial business as revenues from the U.S. Postal Service (USPS) contracts declined. Emery revenues in 1992 declined 11.8% from 1991 following the reconfiguration management initiated in 1991 to emphasize parcels, packages and freight shipments 5 lbs. and above, and reduced revenues from USPS contracts.

Operating income for 1993 was a $49.2 million improvement from the $32.7 million loss in 1992. These operating results represent a steady improvement that commenced in 1992. All of the profit improvement came from the commercial business as USPS contracts provided 16.7% less income due to lower business levels than in 1992. The successful return to profitability is attributed to stringent cost control measures coupled with an increase in business levels resulting from the success of Emery's marketing initiatives and renewed customer confidence. The 1993 operating results also include $20.4 million of incentive compensation shared by over 6000 employees. In 1992, Emery reduced its operating loss $50.9 million, from $83.6 million in 1991, despite a $13.4 million reduction in operating income from USPS contracts.

Emery's management plans to continue its strategy of developing new and existing business while emphasizing cost containment measures, an approach that returned the company to profitability after four years of losses. Emery expects to continue to expand its international and domestic business with marketing programs tailored to the needs of major accounts.

In January 1994, Emery continued USPS operations under a new contract that was awarded to them in 1993. The contract provides revenues of approximately $880 million over a 10 year period and $26.9 million per year as reimbursement for certain costs.

OTHER INCOME AND (EXPENSE)

Other expense, net, decreased 51.6% for the following reasons. Interest expense declined 22.0% from 1992 as the Company reduced borrowing costs with scheduled and early retirement of debt and debt refinancing. In 1992 other income and expense included $10.5 million of non-recurring expenses to reduce the cost of unused properties to their market value and the amortization of deferred financing costs related to credit facilities that have since lapsed. In 1992 investment income included a $5.0 million investment loss related to certain pension related investments. Offsetting the above items is a decline in investment income in 1993 as investments were liquidated to retire debt and purchase assets.


NET INCOME (LOSS) TO COMMON SHAREHOLDERS

In 1993, net income applicable to common shareholders was $31.6 million. The 1992 net loss applicable to common shareholders of $97.7 million includes a $7.4 million extraordinary charge for the early retirement of debt and a $70.0 million one-time charge for the adoption of SFAS 106 effective January 1, 1992. Also included is the previously mentioned $17.3 million of CFMF charges, $10.5 million to write down property held for sale and certain intangibles and related tax benefits. Excluding the above 1992 charges, the net loss applicable to common shareholders was $2.4 million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1993, the Company had $139.0 million in cash and cash equivalents with an additional $13.7 million in long-term investments. Although the Company had positive cash flow from operations, due primarily to income from operations and significant depreciation and amortization, cash and investments decreased from last year due to the retirement of debt and increased capital expenditures. The 1993 capital expenditures include the purchase of approximately $72.2 million of aircraft and related equipment in connection with the USPS contract. Of the $72.2 million, approximately $24.5 million is attributed to acquired maintenance and is included in deferred charges and other assets on the accompanying balance sheet. In 1993, all debt retirement, capital expenditures and dividend requirements were satisfied with cash
from operations and sales of marketable securities.   Cash flows
from operations are expected to provide for capital expenditures and scheduled debt repayments in 1994.

In 1993, Emery entered into a $75 million receivable sale facility with several banks. At December 31, 1993, $72 million of letters of credit were issued and secured with eligible Emery receivables. These needs, along with those of the trucking subsidiaries, were previously being satisfied by a $250 million receivable sale facility.

In July 1993, the Company entered into a $250 million unsecured credit facility to provide standby availability for the Company's letter of credit and working capital needs. The facility replaces the previous $250 million receivable sale facility entered into in December 1990. A second agreement provides for letter of credit needs of up to $110 million. Letters of credit of $121 million at December 31, 1993, previously financed under the receivable sale facility, are refinanced under these new facilities. The combined cash borrowings and letters of credit outstanding under these two facilities may not exceed $250 million.


The Company retired $13.2 million of debt, net, in the year ended
December 1993, consisting primarily of industrial revenue bonds.
The bonds were retired at or near par.

In September 1993, the City of Dayton, Ohio issued $16 million Series E and $16 million Series F, City of Dayton, Ohio, Special Facilities Revenue Refunding Bonds. These bonds replaced $32 million of 1988 Series B City of Dayton, Ohio, Special Facilities Revenue Bonds. This refinancing is expected to result in annual cash savings in borrowing costs of approximately $3 million.

In addition, the Company reduced its long-term obligations by $45 million pursuant to a third party assuming the lease obligation related to a previously owned facility. The relief of this obligation also resulted in the removal from the Company's balance sheet of a related $45 million note receivable.

At December 31, 1993, the Company's ratio of long-term obligations (including guarantees) to total capital (including long-term obligations) was 39.6% compared with 46.6% at year end 1992. The improvement is primarily attributable to net income and the retirement of debt in 1993. The current ratio at December 31, 1993 and 1992, was 1.1 to 1 and 1.2 to 1, respectively. The Company can successfully maintain this current ratio because of a high turnover of accounts receivable.


OTHER

The Company's operations necessitate the storage of fuel in underground tanks as well as the disposal of substances regulated by various federal and state laws. The Company adheres to a stringent site by site tank testing and maintenance program performed by a qualified independent party to protect the
environment and comply with regulations.   Where the need for
environmental clean-up is necessary the Company takes appropriate action.

The Company has been designated a Potentially Responsible Party
(PRP) by the U.S. Environmental Protection Agency with respect to the disposal of hazardous substances at various sites. However, based upon cost studies performed by independent parties, the Company expects its share of the clean-up costs to be minimal.

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Consolidated Freightways, Inc.:

     We have audited the accompanying consolidated balance sheets of Consolidated Freightways, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Freightways, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 5 and 7 to the consolidated financial statements, effective January 1, 1992 the Company changed its method of accounting for income taxes to reflect the adoption of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and its method of accounting for post retirement benefits to reflect the adoption of the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post Retirement Benefits Other than Pensions",




/s/Arthur Andersen & Co.
San Francisco, California
January 28, 1994

                  CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 DECEMBER 31
                            (Dollars in thousands)


                                                        1993            1992

ASSETS

Current Assets
  Cash and temporary cash investments                 $139,044        $152,064
  Trade accounts receivable, net of
    allowances (Note 1)                                508,669         314,807
  Other accounts and notes receivable                   35,714          33,820
  Notes receivable from sale of trade accounts              --         166,399
  Operating supplies, at lower of
    average cost or market                              34,940          33,426
  Prepaid expenses                                      69,009          64,193
  Deferred income taxes (Note 5)                       108,458          97,884
    Total Current Assets                               895,834         862,593


Property, Plant and Equipment, at cost
  Land                                                 152,402         145,547
  Buildings and improvements                           488,292         468,269
  Revenue equipment                                    935,482         900,653
  Other equipment and leasehold improvements           347,601         336,463
                                                     1,923,777       1,850,932
  Accumulated depreciation and amortization         (1,013,333)       (964,098)
                                                       910,444         886,834

Other Assets
  Operating rights, net of accumulated amortization      9,129           9,479
  Cost in excess of net assets of businesses
     acquired net of accumulated amortization          354,076         363,710
  Long-term receivables                                  6,600          51,600
  Marketable securities, at lower of cost or market     13,727          47,865
  Restricted funds                                      13,954          17,909
  Deferred charges and other assets                    102,889          53,077
                                                       500,375         543,640

Total Assets                                        $2,306,653      $2,293,067


The accompanying notes are an integral part of these statements.

                CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 December 31
                           (Dollars in thousands)



LIABILITIES AND SHAREHOLDERS' EQUITY                     1993           1992

Current Liabilities
  Accounts payable and accrued liabilities (Note 2)    $634,107       $587,246
  Accrued claims costs                                  138,242        119,798
  Current maturities of long-term debt and
    capital leases (Notes 3 and 4)                       39,246            571
  Federal and other income taxes (Note 5)                 6,158          2,669
    Total Current Liabilities                           817,753        710,284

Long-Term Liabilities
  Long-term debt and guarantees (Note 3)                297,215        393,677
  Long-term obligations under capital leases (Note 4)   111,194        111,643
  Deferred income taxes (Note 5)                         22,085         47,081
  Accrued claims costs                                  173,999        199,843
  Other liabilities and deferred credits (Note 7)       261,032        251,378
    Total Liabilities                                 1,683,278      1,713,906

Shareholders' Equity  (Note 6)
  Preferred stock, no par value; authorized
      5,000,000 shares:
    Series A, designated 600,000 shares;
      none issued                                            --             --
    Series B, 8.5% cumulative, convertible,
      $.01 stated value; designated 1,100,000
      shares issued 968,655 and
      974,152 shares,  respectively                          10             10
    Series C, 8.738% cumulative, convertible,
      $.01 stated value; designated and issued
      690,000 shares                                          7              7
  Additional paid-in capital, preferred stock           265,182        266,019
  Deferred TASP compensation (Note 8)                  (129,276)      (133,354)
    Total Preferred Shareholders' Equity                135,923        132,682
  Common stock, $.625 par value; authorized
    100,000,000  shares; issued 43,340,801 and
    43,016,319 shares, respectively                      27,090         26,887
  Additional paid-in capital, common stock              104,666         99,847
  Cumulative translation adjustment                       1,229          2,927
  Retained earnings                                     542,811        511,207
  Cost of repurchased common stock
   (7,638,809 and 7,687,539 shares, respectively)      (188,344)      (189,546)
  Deferred EMSOP compensation (Note 7)                       --         (4,843)
    Total Common Shareholders' Equity                   487,452        446,479
  Total Shareholders' Equity                            623,375        579,161
Total Liabilities and Shareholders' Equity           $2,306,653     $2,293,067



The accompanying notes are an integral part of these statements.

                 CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                      STATEMENTS OF CONSOLIDATED OPERATIONS
                              Years Ended December 31,
                    (Dollars in thousands except per share data)



                                                 1993       1992         1991

REVENUES                                     $4,191,811  $4,055,589  $4,082,257


COSTS AND EXPENSES
    Operating expenses                        3,407,996   3,306,732   3,310,184
    Selling and administrative expenses         528,022     561,581     624,213
    Depreciation                                135,636     138,695     146,124
                                              4,071,654   4,007,008   4,080,521
OPERATING INCOME                                120,157      48,581       1,736

OTHER INCOME (EXPENSE)
  Investment income                               5,586       5,041      10,558
  Interest expense                              (30,333)    (38,893)    (46,703)
  Miscellaneous, net                             (3,969)    (25,462)     (8,928)
                                                (28,716)    (59,314)    (45,073)

Income (loss) before income taxes (benefits),
  extraordinary charge and cumulative effect
  of accounting change                           91,441     (10,733)    (43,337)
Income taxes (benefits) (Note 5)                 40,867      (7,077)     (2,916)
Net income (loss) before extraordinary charge
  and cumulative effect of accounting change     50,574      (3,656)    (40,421)

Extraordinary charge from early retirement
  of debt, net of related income tax benefits
  of $4,561                                         --        7,428          --

Cumulative effect of change in method
  of accounting for post retirement benefits,
  net of related income tax benefits
  of $42,899 (Note 7)                               --       69,991          --
Net income (loss)                                50,574     (81,075)    (40,421)

Preferred stock dividends                        18,967      16,653      12,691

NET INCOME (LOSS) APPLICABLE TO
   COMMON SHAREHOLDERS                        $  31,607   $ (97,728)  $ (53,112)

Primary average shares outstanding
     (Note 1)                                36,187,682  35,195,743  35,033,738
PRIMARY EARNINGS (LOSS) PER SHARE
  Net income (loss) before extraordinary
    charge and cumulative effect of
    accounting change                            $ 0.87     $ (0.58)    $ (1.52)

  Extraordinary charge                               --       (0.21)        --
  Cumulative effect of accounting change             --       (1.99)        --
  Net income (loss)                              $ 0.87     $ (2.78)    $ (1.52)


FULLY DILUTED EARNINGS (LOSS) PER
    SHARE (Note 1)                               $ 0.77     $ (2.78)    $ (1.52)



The accompanying notes are an intergral part of these statements.

                  CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                       STATEMENTS OF CONSOLIDATED CASH FLOWS
                             YEARS ENDED DECEMBER 31
                                 (In thousands)



                                                     1993      1992      1991
Cash and Temporary Cash Investments, Beginning
  of Period                                        $152,064  $284,645  $217,680

Cash Flows from Operating Activities
  Income (loss) before extraordinary charge
    and cumulative effect of accounting change       50,574    (3,656)  (40,421)
  Adjustments to reconcile income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                   146,297   166,917   168,527
    Decrease in deferred income taxes               (20,298)  (28,661)   (8,004)
    Losses (gains) from property disposals, net        (607)    6,688    (2,370)
  Changes in assets and liabilities:
      Receivables                                  (194,320)  (16,139)  110,403
      Notes receivable from sale of trade accounts  166,399        15   (32,441)
      Accrued claims costs                           (7,400)   20,359    24,956
      Accounts payable                               17,225    (2,254)  (40,601)
      Income taxes                                   (9,871)   (7,313)    8,082
      Accrued liabilities, deferred charges
        and other                                    24,809    (4,177)    4,225
Net Cash Provided by Operating Activities           172,808   131,779   192,356

Cash Flows from Investing Activities
  Capital expenditures                             (201,210) (148,706)  (98,073)
  Purchases of marketable securities                (54,749)  (47,865)       --
  Sales of marketable securities                     88,887        --        --
  Proceeds from sale of property                     12,270     4,097    10,563
Net Cash Used by Investing Activities              (154,802) (192,474)  (87,510)

Cash Flows from Financing Activities
  Proceeds from issuance of long-term debt           32,000        --        --
  Repayment of long-term debt and capital lease
    obligations                                     (45,236) (164,008)  (25,514)
  Premium on early retirement of debt                    --    (7,586)       --
  Proceeds from issuance of preferred stock              --   117,867        --
  Proceeds from issuance of common stock              5,387     2,808       324
  Payments of preferred dividends                   (23,177)  (20,967)  (12,691)
Net Cash Used by Financing Activities               (31,026)  (71,886)  (37,881)

Increase (Decrease) in Cash and Temporary
  Cash Investments                                  (13,020) (132,581)   66,965

Cash and Temporary Cash Investments,
     End of Period                                 $139,044  $152,064  $284,645

Supplemental Disclosure
    Cash paid for income taxes                      $71,036    $19,053  $    --

    Cash paid for interest (net of amounts
         capitalized)                               $30,438    $39,035  $45,199

The accompanying notes are an integral part of these statements.

                    STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                    CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                                 (Dollars in thousands)


                                                  Preferred Stock Series B   Preferred Stock Series C       Common Stock
                                                  Number of                  Number of                 Number of
                                                     Shares      Amount         Shares     Amount         Shares      Amount

Balance, December 31, 1990                          984,958         $10            --          --     42,797,544     $26,750

Exercise of stock options                                --          --            --          --         24,000          15
Recognition of deferred compensation                     --          --            --          --             --          --
Repurchased common stock issued for
   conversion of preferred stock                     (6,272)         --            --          --             --          --
Net loss                                                 --          --            --          --             --          --
Preferred dividends ($12.93 per share)                   --          --            --          --             --          --
Translation adjustment                                   --          --            --          --             --          --

Balance, December 31, 1991                          978,686          10            --          --     42,821,544      26,765

Issuance of preferred stock                              --          --       690,000           7             --          --
Exercise of stock options                                --          --            --          --        194,775         122
Recognition of deferred compensation                     --          --            --          --             --          --
Repurchased common stock issued for
   conversion of preferred stock                     (4,534)         --            --          --             --          --
Net loss                                                 --          --            --          --             --          --
Series B, Preferred dividends ($12.93 per share)
    net of tax benefits                                  --          --            --          --             --          --
Series C, Preferred dividends ($15.40 per share)         --          --            --          --             --          --
Translation adjustment                                   --          --            --          --             --          --

Balance, December 31, 1992                          974,152          10       690,000           7     43,016,319      26,887

Exercise of stock options                                --          --            --          --        324,482         203
Recognition of deferred compensation                     --          --            --          --             --          --
Repurchased common stock issued for
   conversion of preferred stock                     (5,497)         --            --          --             --          --
Net income                                               --          --            --          --             --          --
Series B, Preferred dividends ($12.93 per share)
    net of tax benefits                                  --          --            --          --             --          --
Series C, Preferred dividends ($15.40 per share)         --          --            --          --             --          --
Translation adjustment                                   --          --            --          --             --          --

Balance, December 31, 1993                          968,655         $10       690,000          $7     43,340,801     $27,090


The accompanying notes are an intergral part of these statements.

                                          PAGE 33

                    STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY (continued)
                                                                                            Cost of
                                                    Additional   Cumulative               Repurchased  Deferred TASP
                                                    Paid-in     Translation   Retained     Common      and EMSOP
                                                    Capital     Adjustment    Earnings      Stock     Compensation     Total

Balance, December 31, 1990                          $247,716        $7,410    $662,047    ($192,251)   ($169,703)     $581,979

Exercise of stock options                                309            --          --           --           --           324
Recognition of deferred compensation                      --            --          --           --       12,909        12,909
Repurchased common stock issued for
   conversion of preferred stock                      (1,608)           --          --        1,608           --            --
Net loss                                                  --            --     (40,421)          --           --       (40,421)
Preferred dividends ($12.93 per share)                    --            --     (12,691)          --           --       (12,691)
Translation adjustment                                    --         4,983          --           --           --         4,983

Balance, December 31, 1991                           246,417        12,393     608,935     (190,643)    (156,794)      547,083

Issuance of preferred stock                          117,860            --          --           --           --       117,867
Exercise of stock options                              2,686            --          --           --           --         2,808
Recognition of deferred compensation                      --            --          --           --       18,597        18,597
Repurchased common stock issued for
   conversion of preferred stock                      (1,097)           --          --        1,097           --            --
Net loss                                                  --            --     (81,075)          --           --       (81,075)
Series B, Preferred dividends ($12.93 per share)
    net of tax benefits                                   --            --      (8,303)          --           --        (8,303)
Series C, Preferred dividends ($15.40 per share)          --            --      (8,350)          --           --        (8,350)
Translation adjustment                                    --        (9,466)         --           --           --        (9,466)

Balance, December 31, 1992                           365,866         2,927     511,207     (189,546)    (138,197)      579,161

Exercise of stock options                              5,184            --          --           --           --         5,387
Recognition of deferred compensation                      --            --          --           --        8,921         8,921
Repurchased common stock issued for
   conversion of preferred stock                      (1,202)           --          --        1,202           --            --
Net income                                                --            --      50,574           --           --        50,574
Series B, Preferred dividends ($12.93 per share)
    net of tax benefits                                   --            --      (8,343)          --           --        (8,343)
Series C, Preferred dividends ($15.40 per share)          --            --     (10,627)          --           --       (10,627)
Translation adjustment                                    --        (1,698)         --           --           --        (1,698)

Balance, December 31, 1993                          $369,848        $1,229    $542,811    ($188,344)   ($129,276)     $623,375

The accompanying notes are an intergral part of these statements.

                                PAGE 34

              CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Principal Accounting Policies

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Consolidated Freightways, Inc. (the Company), its wholly-owned subsidiaries, and those of special purpose financing corporations.

     Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation service are then accrued.

     Cash and Temporary Cash Investments: Included within cash and temporary cash investments are all items considered to be cash equivalents. The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $29,780,000 and $26,198,000 at December 31, 1993 and 1992,
respectively.

     Property, Plant and Equipment: Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or less for aircraft, 10 years for most other equipment and 6 or 7 years for revenue equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

     Expenditures for equipment maintenance and repairs, except for aircraft, are charged to operating expenses as incurred; betterments are capitalized. Gains (losses) on sales of equipment are recorded in operating expenses.

     The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the Company has recorded unamortized maintenance of $120,204,000 and $118,184,000 at December 31, 1993 and 1992, respectively. Under the Company's various aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $55,468,000 and $101,351,000, at December 31, 1993 and 1992, respectively, to accrue for this obligation and any anticipated unusable maintenance expected at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is included in deferred charges and other assets.


Operating Rights and Costs in Excess of Net Assets of Businesses Acquired:
The costs of operating rights and excess of purchase price over net assets acquired are capitalized and amortized on a straight-line basis up to a 40-year period.

     Income Taxes: The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of "temporary differences" to the extent they are not reduced by net operating loss carryforwards, by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.

     The cumulative undistributed earnings of the Company's foreign subsidiaries ($60,881,000 at December 31, 1993), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $6 million.

     Accrued Claims Costs: The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The long-term portion of accrued claims costs relate primarily to workers' compensation claims which are payable over several years.

     Earnings Per Share: Primary earnings per common share are based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options. Fully diluted earnings per share are similarly computed, but include the dilutive effect of the Company's TASP shares. The number of shares used for the computation of fully diluted earnings per share for 1993 is 40,857,876 shares. Fully diluted loss per share computations for 1992 and 1991 exclude stock options and TASP shares as their inclusion would be anti-dilutive.

2. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

                                                    As of December 31,
                                                    1993         1992
   (Dollars in thousands)

   Accounts payable                              $206,499      $187,800
   Other accrued liabilities                      172,702       154,172
   Accrued holiday and vacation pay                80,661        78,394
   Accrued pension costs                           50,728        48,651
   Estimated revenue adjustments                   26,651        27,329
   Wages and salaries                              38,409        39,883
   Accrued taxes other than income taxes           41,785        34,240
   Accrued interest                                16,672        16,777
        Total accounts payable and
          accrued liabilities                    $634,107      $587,246



3. Long-Term Debt and Guarantees

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                            1993         1992

     8.75% to 8.88% Medium-Term Notes due
       1994 to 1995 ($100 million authorized;
       interest payable semi-annually)           $40,225      $40,225
     9-1/8% Notes Due 1999 (interest payable
       semi-annually)                            117,705      117,705
     7.0% to 12.0% Industrial Revenue
        Bonds due through 2014                    19,900       34,350
     Other debt                                    1,691          106
     TASP Notes guaranteed due through 2009      150,000      150,000
     Reimbursable obligations related to
       previously owned facilities due
       2004 and 2014                               6,600       51,600
                                                 336,121      393,986
     Less current maturities of long-term debt   (38,906)        (309)
     Total long-term debt and guarantees        $297,215     $393,677


     In 1989, the Company issued $55 million of medium-term notes with variable terms determined at issuance and $150 million of 9 1/8% notes due 1999. These notes contain certain covenants limiting the incurrence of additional liens.

     Of the $150 million Thrift and Stock Plan (TASP) Notes, $117 million are subject to earlier repurchase by the Company at the option of the holders, with a yield protection penalty, in the event the Company's long-term senior unsecured indebtedness should be rated by both Moody's and S&P as below investment grade. S&P rates the Company's long-term senior unsecured indebtedness at a rating below investment grade. Moody's rating of such indebtedness is investment grade.

     In November 1992, the terms of $33 million of the TASP Notes were modified to exclude the holders' early repurchase option. In exchange, the interest rates on the notes were enhanced by .5% and additional financial covenants.

     In 1993, the Company entered into an agreement with several banks to establish a $75 million receivable sale facility. The agreement involves the sale of eligible Emery receivables to a special purpose corporation, Emery Receivables Corporation (ERC), for use as collateral for cash or non-transferrable promissory notes and related letters of credit. The letters of credit may be issued only on behalf of Emery Air Freight Corporation and for a term of one year with an option to renew. The letters of credit bear a fee of 1.5% per annum. At December 31, 1993, there were $72.2 million of letters of credit issued and collateralized by receivables under this facility.
Under the terms of the agreement, ERC's assets will be available to satisfy its obligations prior to any distribution to its stockholders. The agreement contains various covenants, the most restrictive of which requires the participating companies to maintain specified amounts of tangible net worth.

     In July 1993, the Company entered into an agreement with several banks to establish a $250 million unsecured credit facility to provide for the Company's letter of credit and working capital needs. The agreement contains various restrictive covenants which limit the incurrence of additional indebtedness, require the Company to maintain minimum amounts of tangible net worth and fixed charge coverage and restrict capital expenditures of specified subsidiaries. At December 31, 1993, there were $73.1 million of letters of credit issued under this agreement. This facility replaces a $250 million receivable sale facility which was terminated in 1993. At December 31, 1992, there were $166,399,000 of purchaser's notes due, for receivables sold, and a comparible amount of letters of credit issued under this receivable sale facility.

     The Company also entered into a related agreement with a bank in July 1993 to establish a $110 million letter of credit facility to provide for the Company's standby letter of credit needs. At December 31, 1993, there were $48.0 million of letters of credit issued under this agreement. The agreement contains covenants substantially the same as those described in the related $250 million agreement above. The total amounts outstanding under the unsecured facilities may not exceed $250 million at any one time.

     Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt is approximately 5% above the carrying amount at December 31, 1993.

     The aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31 are: 1994, $38,906,000; 1995, $3,707,000; 1996, $2,403,000; 1997, $3,100,000, and, 1998
$4,200,000.

     The Company's consolidated interest expense as presented on the statements of consolidated operations is net of interest capitalized of $1,224,000, $543,000 and $1,703,000 for each of the three years in the period ended December 31, 1993.

     The 1992 statement of consolidated operations reflects $7.4 million of expense for the early retirement of indebtedness under Secured Note Purchase Agreement. All other debt retirement was at or near par.

4. Leases

     The Company and its subsidiaries are obligated under various non-cancelable leases which expire at various dates through 2011.

     The principal capital lease covers a sorting facility in Dayton, Ohio (Facility) for a 30-year lease term. Included in other equipment and leasehold improvements are $83,741,000 as of December 31, 1993 and 1992, related to this facility. The accumulated depreciation at December 31, 1993 and 1992 was $30,351,000 and $24,677,000, respectively. The Facility was financed by City of Dayton, Ohio revenue bonds Series A, B, C and D (Bonds). In September 1993, Emery redeemed the Series B Bonds and subsequently issued Series E and F Bonds in the same amount, also maturing in 2009. The Series C, D, E and F Bonds bear variable rates of interest, approximately 3% at December 31, 1993. The Series A Bonds are due through 2009 with an effective interest rate of 8%. Rental payments under this lease are equivalent to debt service on the Bonds. The Bonds have various call provisions at Emery's
option.   Series A Bonds are secured by a debt service reserve fund of $7 million which is classified as restricted funds in the consolidated balance sheets, a first lien on the leasehold interests of Emery in the Facility and the leased real property pursuant to a mortgage, and a pledge agreement of the stock of a wholly-owned subsidiary of Emery, which is the lessee or sublessee of certain aircraft. The Series C, D, E and F Bonds are secured by irrevocable letters of credit. The Series E and F bonds are also secured by a junior lien on the Facility.

     Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1993, are as follows:

                                                 Capital    Operating
     (Dollars in thousands)                       Leases       Leases

     Year ending December 31
     1994                                         $7,927     $137,915
     1995                                          7,723      115,869
     1996                                          7,723       88,187
     1997                                          7,723       64,897
     1998                                          7,723       43,394
     Thereafter                                  193,880       92,485
     Total minimum lease payments                232,699     $542,747
     Less amount representing interest          (121,165)
     Present value of minimum lease
       payments                                  111,534
     Less current maturities of obligations
       under capital leases                         (340)
     Long-term obligations under capital
       leases                                   $111,194



     Rental expense for operating leases is comprised of the following:

                                      1993       1992       1991
     (Dollars in thousands)

        Minimum rentals             $185,425   $176,832   $186,909
        Less:
          Amortization of deferred
            gains                     (1,785)    (1,785)    (1,785)
          Sublease rentals           (10,886)    (7,727)   (10,969)
                                    $172,754   $167,320   $174,155

5. Income Taxes

     The components of pretax income (loss) and income taxes (benefits) are as follows:

                                     1993       1992      1991
     (Dollars in thousands)

     Pretax income (loss)
       U.S. corporations           $84,700    $(10,736) $(48,856)
       Foreign corporations          6,741           3     5,519
       Total pretax income (loss)  $91,441    $(10,733) $(43,337)

     Income taxes (benefits)
       Current
         U.S. federal             $ 63,956     $12,681  $  3,474
         State and local             7,089       6,457     4,873
         Foreign                     5,475       6,090     4,046
                                    76,520      25,228    12,393

       Deferred
         U.S. federal              (31,616)    (14,648)   (9,580)
         Tax credit benefits            --      (7,600)       --
         State and local            (3,642)     (3,705)    2,130
         Foreign                      (395)     (6,352)      232
         Utilization of net
          operating loss carryover        --        --    (8,091)
                                   (35,653)    (32,305)  (15,309)
         Total income taxes
           (benefits)              $ 40,867   $ (7,077) $ (2,916)


     The Company elected to prospectively adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), effective January 1, 1992. The adoption had an immaterial effect on the 1991 net loss applicable to common shareholders. However, the 1991 income tax benefit would be lower by approximately $4.7 million with a corresponding reduction to the preferred dividends. This offset represents the tax benefit related to the TASP preferred dividends which SFAS 109 requires to be reported as a reduction of the preferred dividend.

     Under SFAS 109, deferred tax assets and liabilities are adjusted for the effect changes in tax laws or rates. The increase in U.S. federal tax rate to 35% effective January 1, 1993 resulted in an increase in the deferred tax asset of $1.6 million and a corresponding reduction in 1993 deferred tax expense.

     The Company has net operating loss carryforwards from acquired subsidiaries of approximately $103 million, which expire between 2002 and 2003. The net operating loss carryforwards are restricted to offsetting future years' U.S. federal income tax liabilities of the subsidiary which generated the losses. If realized, this benefit will be used to reduce cost in excess of net assets of businesses acquired.


     The components of deferred tax assets and liabilities on the balance sheets at December 31, relate to the following:

     (Dollars in thousands)

     Deferred tax assets                                 1993       1992
       Reserves for accrued claims costs                $82,663    $67,863
       Reserves for post retirement health benefits      50,235     42,899
       Other reserves not currently deductible           38,741     25,577
       Reserves for employee benefits                    35,311     22,954
       Foreign tax and alternative minimum tax
         credit carryovers                                1,011     15,910
       Other                                                 --      3,059
                                                        207,961    178,262

     Deferred tax liabilities
       Depreciation                                      87,971     95,709
       Tax benefits from leasing transactions            20,013     20,642
       Unearned revenue                                   9,171      7,129
       Other                                              4,433      3,979
                                                        121,588    127,459

         Net deferred tax asset                         $86,373    $50,803

     Deferred tax assets and liabilities in the balance sheet are classified in accordance with SFAS 109, which generally requires the classification be based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal.

     Income tax benefits vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:


                                          1993       1992       1991

     U.S. statutory tax rate              35.0%     (34.0)%     (34.0)%
     State income taxes (net of
       federal income tax benefit)         2.5        5.1        12.9
     Foreign taxes in excess of
       U.S. statutory rate                 3.0       (2.4)        5.5
     Dividends paid to TASP                (.7)      (4.0)       (9.9)
     Non-deductible operating
       expenses                            1.9        9.3         5.0
     Amortization of cost in excess
       of net assets of businesses
       acquired                            3.7       31.2         7.6
     Tax rate change impact on
       deferred expense                   (1.7)       --           --
     Foreign tax credit benefits, net     (1.0)     (70.8)         --
     Other, net                            2.0        (.3)        6.2
       Effective income tax rate          44.7%     (65.9)%      (6.7)%


6. Shareholders' Equity

     In 1986, the Board of Directors designated a series of 600,000 shares as Series A Participating Preferred Stock from the Company's 5,000,000 shares of preferred stock, no par value, which had previously been authorized but unissued. The Board also declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of the Company's Series A Participating Preferred Stock at an exercise price of $140 per right. The rights may be exercisable only after a party acquires beneficial ownership of 20% or more of the Company's common stock or announces an offer for 30% or more of the Company's common stock. The rights, which do not have voting rights, expire November 7, 1996 and may be redeemed at the Company's option for $.01 per right at any time prior to their expiration or the acquisition of 20% or more of the Company's common stock. In the event that the Company is acquired in a merger or other business combination transaction, each right that has not previously been exercised will entitle its holder, upon exercise thereof at the exercise price, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right. The Company intends to redeem these rights on November 7, 1995.

     In 1989, as part of an amendment to the TASP, the Board of Directors authorized the expenditure of up to $150,000,000 to repurchase up to 7,500,000 shares of the Company's common stock. Under such authorization, the Company repurchased 4,859,029 shares of its outstanding common stock in open market transactions for an aggregate purchase price, including commissions, of approximately $150 million.

     In 1989, as part of an amendment to the TASP, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value. The Series B preferred stock is convertible into common stock at the option of the holder at the rate of four shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock as a single class on all matters upon which the common stock is entitled to vote and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible (as described above) on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares. The Series B preferred stock is senior to the Company's Series A and C preferred stock with respect to dividends and liquidation. The Series B preferred stock is also subject to automatic conversion into common stock in the manner described in Note 8.

     In 1992, the Company issued 6,900,000 depository shares each representing one-tenth of a share of Series C Conversion Preferred Stock, no par value. The depository shares were sold at a price of $17.625. The net capital proceeds of $117.9 million were used to retire debt. The depository shares provide for cumulative quarterly dividends at a per share rate of $1.54 per annum. Each depository share will automatically convert into one share of common stock, plus unpaid dividends in the form of cash or additional common stock, on March 15, 1995. The Company has the option to call any or all of the depository shares prior to March 15, 1995 in exchange for shares of common stock having a market value at issuance equal to $30.17 and declining, by January 15, 1995, to $25.55 plus cash or common stock equal to unpaid dividends. In the event of a merger or consolidation, the holders will receive amounts substantially the same as the amounts determined under the terms outlined above for a Company-initiated call. Holders of the shares will have no voting rights, except as otherwise provided under designated circumstances. In the event of a liquidation or winding up of the Company, an amount equal to the initial offering price plus all accrued and unpaid dividends will be provided to holders of the Series C Preferred Stock after payment of all amounts due to the holders of the Series B Preferred Stock. The Series C Preferred Stock is senior to the Company's Series A Preferred and Common Stock with respect to dividends and liquidation.

7. Employee Benefit Plans

     The Company has a non-contributory defined benefit pension plan (the Pension Plan) covering non-contractual employees in the United States. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula.

     The Company's annual pension provision is based on an independent actuarial computation. Based on that computation, a pension provision of $14,165,000 in 1993, $18,045,000 in 1992 and $21,466,000 in 1991 was
required. Approximately 85% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

     Following is additional information relating to the Pension Plan at December 31:
                                           1993           1992
     (Dollars in thousands)

     Pension Plan assets at market
       value                             $326,915       $279,516
     Less actuarial present value of
       projected benefit obligation
         Vested benefits                 (250,564)      (212,917)
         Non-vested benefits              (27,299)       (23,200)
       Accumulated benefit obligation (277,863) (236,117) Effect of projected future
         compensation levels              (88,922)       (83,321)
       Projected benefit obligation (366,785) (319,438) Pension Plan assets under projected
       benefit obligation                 (39,870)       (39,922)
     Unrecognized prior service costs      29,897         32,290
     Unrecognized net gain                 (7,174)        (8,999)
     Unrecognized net asset at
       transition, being amortized
       over 18 years                      (22,329)       (24,562)
          Pension Plan liability         $(39,476)      $(41,193)

     Weighted average discount rate           7.5%           8.0%
     Expected long-term rate of return
       on assets                              9.5%          10.0%
     Rate of increase in future
       compensation levels                    5.5%           6.0%

Net pension cost includes the following:

                                        1993         1992        1991
  (Dollars in thousands)

  Cost of benefits earned during
    the year                           $15,789    $ 18,236   $ 17,266
  Interest cost on projected
    benefit obligation                  26,378      24,857     23,725
  Actual gain arising from
    plan assets                        (41,891)    (12,976)   (44,910)
  Amortization of unrecognized net
    asset at transition                 (2,233)     (2,233)    (2,233)
  Amortization of unrecognized
    net (gain) loss                       (111)         --        308
  Deferred investment gain (loss)       13,658     (12,397)    24,752
  Amortization of unrecognized prior
    service cost                         2,575       2,558      2,558
  Net pension cost                     $14,165    $ 18,045   $ 21,466


     The Company's Pension Plan includes programs to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Pension Plan. In 1993 and 1992, the total pension liability was $10,202,000 and $10,681,000, respectively, and the total pension cost was $1,633,000 in 1993, $1,767,000 in 1992 and $1,584,000 in 1991.

     Approximately 55% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $98,090,000 in 1993, $97,048,000 in 1992 and $91,693,000 in 1991 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

     In the fourth quarter of 1992, the Company elected to prospectively adopt, effective January 1, 1992, the Financial Accounting Standards Board Statement No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" (SFAS 106). This statement requires the accrual of the total cost of post retirement benefits during the period up to the date employees are eligible to retire. Previously, those costs were recorded at the time the benefits were provided. Adoption of SFAS 106 had no impact on the Company's cash flows and the Company continues to fund benefits as claims are paid. The Company made benefit payments totaling $3,709,000 in 1993, $4,170,000 in 1992 and $2,588,000 in 1991.

     The Company's retiree health plan provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. In 1992, the plan was amended to modify benefits for all future participants unless they were eligible to retire at January 1, 1993. The most significant amendments limit the benefits for participants to a defined dollar amount based on age and years of service and eliminate employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

       At adoption of SFAS 106 in 1992, the Company elected to take $112.9 million as a one-time charge in the statement of consolidated operations net of related income tax benefits. The following information sets forth the total post retirement benefit amounts accrued in Other Liabilities and Deferred Credits in the Company's consolidated balance sheets at December 31.

     (Dollars in thousands)
                                                            1993     1992
     Accumulated post retirement benefit obligation
       Retirees and other inactives                     $62,161   $64,094
     Participants currently eligible to retire           29,699    32,870
     Other active participants                           26,085    21,626
                                                        117,945   118,590
       Unrecognized valuation gain                       15,349        --
     Accrued post retirement benefit cost              $133,294  $118,590

     Weighted average discount rate                         7.5%     8.0%
     Average health care cost trend rate
       First year                                          12.5%    13.5%
       Declining to (year 2000)                             6.5%     6.5%

     Net periodic post retirement benefit costs include the following components:

     (Dollars in thousands)                                1993     1992

     Cost of benefits earned during the year              $2,877   $3,340
     Interest cost on accumulated post retirement
       obligation                                          8,683    9,746
     Amortization of unrecognized net gain                  (411)      --

     Net periodic post retirement benefit cost           $11,149  $13,086

     The increase in the accumulated post retirement benefit obligation and the net periodic post retirement benefit cost, given a 1 percent increase in the health care cost trend rate assumption, would be 9.6% and 10.8%, respectively.

In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Post-employment Benefits" (SFAS 112). This statement requires the accrual of costs for benefits provided to former or inactive employees after termination, but before retirement. The Company's existing accounting practice is substantially the same as this new statement. As such, the adoption of this statement in 1994 will not have a material impact on the Company's financial statements.

     The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total incentive compensation earned by the participants of those plans is as follows:

(Dollars in thousands)            1993           1992           1991

   Incentive compensation        $54,600        $22,509        $ 9,365
   Participants                   17,200          8,900          5,400

     All shares under the CF Common Stock Fund (EMSOP) have been allocated to plan participants at December 31, 1993.


8. Thrift and Stock Plan

     On January 1, 1988, the Company adopted a 401(k) Plan for non-contractual U.S. employees to which it makes contributions to be used to purchase the Company's common stock. The Company's contribution vests immediately with the employee and totaled $7,248,000 in 1993, $6,852,000 in 1992 and $6,675,000 in 1991. The Company's contributions were substantially all in the form of preferred stock as described below.

     On May 18, 1989, the Company issued 986,259 shares of Series B Cumulative Convertible Preferred Stock to the Consolidated Freightways Thrift and Stock Plan (TASP) for an aggregate purchase price of $150,010,000. The Series B preferred stock is issuable only to the TASP trustee. Upon termination of an employee's participation in the TASP, the Series B preferred stock is automatically converted into common stock at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of four shares of common stock for each share of Series B preferred stock.

     The preferred stock is allocated among participants by the Company matching participants' contributions at a rate of 50% of the first three percent of the participants' basic compensation. The total preferred shares allocated annually are based upon the principal and interest method. If the allocated preferred shares do not meet the Company's matching requirement, an additional cash contribution is made to the TASP. Deferred compensation expense is recognized as the preferred shares are allocated to participants; the amount recognized is equivalent to the interest on the TASP debt plus shares allocated to participants less preferred dividends paid to the TASP. During 1993, 1992 and 1991, $5,598,000, $5,359,000, and $6,506,000,
respectively, of deferred compensation expense was recognized. The TASP guarantees are reduced as principal is paid.

     At December 31, 1993, the TASP owned 968,655 shares of Series B preferred stock, of which 137,631 shares have been allocated to employees. At December 31, 1993, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.

9. Stock Option Plans

     Officers and key employees have been granted options under the Company's stock option plans to purchase common stock of the Company at prices not less than the fair market value of the stock on the date of grant. Outstanding options become fully exercisable one year after date of grant; any unexercised options expire after 10 years.

     A stock option plan under which options may be granted to purchase up to 3,000,000 shares of common stock of the Company became effective January 1, 1988. In 1992, the plan was amended to include authority to grant an additional 3,000,000 options.

     Following is a summary of stock option unit data:

                                          1993         1992        1991

     Outstanding at January 1          3,552,068    3,516,634   3,186,847
       Granted                           650,000      300,000     580,000
       Exercised                        (324,482)    (194,775)    (24,000)
       Expired, canceled or
         surrendered                     (63,987)     (69,791)   (226,213)

     Outstanding at December 31        3,813,599    3,552,068   3,516,634
     Options which became exercisable
       during the year                   300,000      580,000   2,211,725
     Options exercisable at
       December 31                     3,163,599    3,252,068   2,936,634
     Shares reserved at December 31
       For future option grants        2,119,200    2,725,975      87,150
       For issuance (including future,
         option grants, if any)        5,932,799    6,278,043   3,603,784

     Exercise prices related to options outstanding at December 31, 1993 ranged from $10.75 to $32.75 per share and aggregated $65,420,341. Exercise prices related to options exercised during 1993 ranged from $12.19 to $19.94, during 1992 were $12.19 to $16.40 and during 1991 were $13.50.

10. Contingencies

     The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.


11. Industry Group Analysis and Foreign Operations

     The operations of the Company and its subsidiaries, which are conducted primarily in the United States and Canada, encompass principally three business segments: Long-Haul Trucking (CF MotorFreight), Regional Trucking and Intermodal (Con-Way Transportation Services), and Air Freight (Emery Worldwide). The activities of these groups are fully described elsewhere in this Annual Report. Revenues and expenses are allocated between U.S. and international depending on whether the shipments are between locations within the United States or between locations where one or both are outside of the United States.

     Following is an analysis by geographic and industry group. Operating income is net of general corporate expenses, a portion of which has been allocated to subsidiaries on a revenue and capital basis. Intersegment revenues are not material. The identifiable assets of the parent consist principally of cash, temporary cash investments and receivables.


GEOGRAPHIC GROUP INFORMATION
 (Dollars in thousands)

                               Consolidated          U.S.       International

Year Ended December 31, 1993
      Revenues                   $4,191,811        $3,665,654       $526,157
      Operating income              120,157           113,179          6,978
      Identifiable assets         2,306,653         2,221,772         84,881

Year Ended December 31, 1992
      Revenues                   $4,055,589        $3,542,521       $513,068
      Operating income (loss)        48,581            56,437         (7,856)
      Identifiable assets         2,293,067         2,198,386         94,681

Year Ended December 31, 1991
      Revenues                   $4,082,257        $3,561,417       $520,840
      Operating income (loss)         1,736            (1,797)         3,533
      Identifiable assets         2,285,466         2,140,027        145,439

                                PAGE 44

Consolidated Freightways, Inc. and Subsidiaries
INDUSTRY GROUP INFORMATION

(Dollars in thousands)                                                                   Industry Group
                                                                             ----------------------------------------
                                                                                             Con-Way
                                                                             CF Motor      Transportation     Emery
                                         Consolidated       Corporate         Freight        Services       Worldwide

Year Ended December 31, 1993
Revenues                                   $4,191,811                       $2,112,237        $818,301     $1,261,273
Operating expenses                          3,407,996                        1,770,148         615,585      1,022,263
Selling and administrative expenses           528,022                          226,405         101,144        200,473
Depreciation                                  135,636                           83,972          29,718         21,946
Operating income                              120,157                          $31,712         $71,854        $16,591
Other income (expense)                        (28,716)
   Income before income taxes                 $91,441

Capital expenditures                         $201,210            $2,789        $52,470         $63,823        $82,128

Identifiable assets                        $2,306,653          $195,583       $864,748        $338,567       $907,755


Year Ended December 31, 1992
Revenues                                   $4,055,589                       $2,184,190        $724,195     $1,147,204
Operating expenses                          3,306,732                        1,803,854         532,476        970,402
Selling and administrative expenses           561,581                          269,849         105,001        186,731
Depreciation                                  138,695                           83,002          32,971         22,722
Operating income (loss)                        48,581                          $27,485         $53,747       ($32,651)
Other income (expense)                        (59,314)
   Loss before income tax benefits           ($10,733)

Capital expenditures                         $148,706            $1,267        $91,026         $36,317        $20,096

Identifiable assets                        $2,293,067          $392,120       $803,300        $228,565       $869,082


Year Ended December 31, 1991
Revenues                                   $4,082,257                       $2,142,603        $639,443     $1,300,211
Operating expenses                          3,310,184                        1,713,201         458,320      1,138,663
Selling and administrative expenses           624,213                          292,099         114,778        217,336
Depreciation                                  146,124                           85,312          33,027         27,785
Operating income (loss)                         1,736                          $51,991         $33,318       ($83,573)
Other income (expense)                        (45,073)
   Loss before income tax benefits           ($43,337)

Capital Expenditures                          $98,073           $15,222        $60,977         $10,598        $11,276

Identifiable assets                        $2,285,466          $243,033       $935,471        $233,695       $873,267


                                PAGE 45

CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES

12  Quarterly Financial Data (Unaudited)
    (Dollars in thousands except per share data)


1993 - Quarter Ended                  March 31         June 30         September 30     December 31


     Revenues                          $992,981       $1,020,224       $1,067,003       $1,111,603
     Operating income                    21,350           25,315           38,448           35,044
     Income before income taxes          15,481           16,937           31,678           27,345
     Income taxes                         7,213            8,545           14,599           10,510
     Net income applicable to common
      shareholders                        3,519            3,645           12,382           12,061
     Net income per share:
       Primary                             0.10             0.10             0.35             0.33
       Fully diluted                       0.09             0.09             0.31             0.29
       Market price                  $16.25-$20.38    $14.75-$18.75    $13.63-$16.88    $15.50-$24.00


1992 - Quarter Ended                 March 31*        June 30*        September 30*    December 31

     Revenues                          $990,627       $1,002,767       $1,037,843       $1,024,352
     Operating income                    11,093           16,206           17,819            3,463
     Income (loss) before income
       tax (benefits)                    (1,652)           5,288            8,334          (22,703)
     Income taxes (benefits)               (833)          (4,510)           6,771           (8,505)
     Extraordinary charge                    --            7,428               --               --
     Cumulative effect of
       accounting change                 69,991               --               --               --
     Net loss applicable to common
       shareholders                     (73,340)          (2,495)          (3,269)         (18,624)**
     Net income (loss) per share
       Net income (loss) before extraordinary
         charge and cumulative effect of
         accounting change                (0.10)            0.14            (0.09)           (0.53)
       Extraordinary charge                  --            (0.21)              --               --
       Cumulative effect of
         accounting change                (1.99)              --               --               --
       Net loss                           (2.09)           (0.07)           (0.09)           (0.53)
       Market price                   $14.38-$19.63   $12.63-$19.00    $12.50-$14.75    $13.00-$19.13

*  Restated for the prospective adoption, effective January 1, 1992, of SFAS No. 109 and SFAS No. 106 in the second and and fourth quarters, respectively.  The effects on the losses per common share from what was previously reported were $(2.00), $(.03) and $(.04) for the first, second and third quarters, respectively.

**Includes special charges of $27.8 million for the restructuring of CF MotorFreight, write off of Canadian operating authorities , write down of properties and certain other intangibles and related tax benefits.

                                PAGE 46

Ten Year Financial Summary

Consolidated Freightways, Inc. and Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
SUMMARY OF OPERATIONS:                         1993            1992             1991             1990             1989(d)
Revenues                                     $4,191,811      $4,055,589       $4,082,257       $4,208,527       $3,760,193
    CF MotorFreight                           2,112,237       2,184,190        2,142,603        2,185,271        1,996,681
    Con-Way Transportation Services             818,301         724,195          639,443          638,098          558,517
    Emery Worldwide                           1,261,273       1,147,204        1,300,211        1,385,158        1,204,995
Operating income (loss)                         120,157          48,581            1,736            6,044           50,855
    CF MotorFreight                              31,712          27,485 (a)       51,991          108,462          107,895
    Con-Way Transportation Services              71,854          53,747           33,318           25,547 (c)       40,365
    Emery Worldwide                              16,591         (32,651)         (83,573)        (127,965)         (97,405)
Depreciation and amortization                   146,297         166,917          168,527          170,757          159,282
Investment income                                 5,586           5,041           10,558            2,531            5,418
Interest expense                                 30,333          38,893           46,703           40,178           38,471
Income (loss) before income taxes                91,441         (10,733)         (43,337)         (32,678)          24,297
Income taxes (benefits)                          40,867          (7,077)          (2,916)          (4,697)          15,685
Net income (loss) applicable to common
    shareholders                                 31,607         (97,728)(b)      (53,112)         (40,727)          12,048(e)
Cash from operations                            172,808         131,779          192,356          194,821           81,031

PER SHARE
Net income (loss) applicable to common
    shareholders                                    .87           (2.78)(b)        (1.52)           (1.16)             .33(e)
Dividends on common stock                            --              --               --             .530            1.040
Common shareholders' equity                       13.47           12.69            15.33            16.50            17.13

FINANCIAL POSTION
Cash and temporary cash investments             139,044         152,064          284,645          217,680          111,081
Property, plant and equipment, net              910,444         886,834          896,922          953,504        1,016,325
Total assets                                  2,306,653       2,293,067        2,285,466        2,412,003        2,391,826
Capital expenditures                            201,210         148,706           98,073          141,784          255,793
Long-term debt and capital leases               408,409         505,320          646,655          673,611          652,169
Shareholders' equity                            623,375         579,161          547,083          581,979          630,122

RATIOS AND STATISTICS
Current ratio                                  1.1 to 1        1.2 to 1         1.2 to 1         1.2 to 1         1.2 to 1
Income (loss) as % of revenues                     .75%          (2.4)%           (1.3)%           (1.0)%              .3%
Effective income tax rate                         44.7%         (65.9%)           (6.7%)          (14.4)%             64.6%
Long-term debt and capital leases as % of
    total capitalization                             40%             47%              54%              54%              51%
Return on average invested capital                    5%             --             (3)%             (2)%                2%
Return on average shareholders' equity                8%           (1)%             (7)%             (7)%                2%
Common dividends as % of net income (loss)           --              --               --               46%             315%
Average shares outstanding                   36,187,682      35,195,743       35,033,738       34,988,778       36,791,182
Market price range                         $24.00-$13.63   $19.63-$12.50    $21.50-$9.50    $26.88-$10.75    $37.75-$25.25
Number of common shareholders                    15,785          15,260           14,300           14,500           13,427
Number of employees                              39,100          37,900           37,700           41,300           40,800

(a) Includes special charges of $17.3 million related to the restructuring of CFMotorFreight and write off of Canadian operating authority.
(b) Includes $70 million ($1.99 per share) cumulative effect of change in method of accounting for post retirement benefits and $7.4 million ($.21 per share) extraordinary charge from early retirement of debt.
     Also included are special charges of $17.3 million, $10.5 million of charges for the write down of properties held for sale and certain other intangibles and related tax benefits.
(c) Includes one-time subsidiary closure costs of $11.3 million.
(d) Includes the results of operations of Emery Air Freight Corporation since its acquisition in April.
(e) Includes $11.3 million ($.31 per share) cumulative effect of change in method of accounting for income taxes.

                                PAGE 47

Ten Year Financial Summary (continued)
SUMMARY OF OPERATIONS                          1988             1987            1986             1985             1984
Revenues                                     $2,689,075       $2,296,911      $2,124,467       $1,882,142       $1,704,909
    CF MotorFreight                           1,836,141        1,621,148       1,524,336        1,382,637        1,330,856
    Con-Way Transportation Services             463,918          370,940         318,841          233,930          149,300
    Emery Worldwide                             389,016          304,823         281,290          265,575          224,753
Operating income (loss)                         162,727          101,248         135,045          112,235          118,202
    CF MotorFreight                             119,116           92,456         128,927          109,005          106,359
    Con-Way Transportation Services              33,373            6,404          11,359             (731)          (5,667)
    Emery Worldwide                              10,238            2,388          (5,241)           3,961           17,510
Depreciation and amortization                   116,204          102,165          94,262           85,953           71,037
Investment income                                13,950           25,182          16,942           22,468           20,991
Interest expense                                  6,324            6,016           7,298            6,159            7,379
Income (loss) before income taxes               173,330          119,311         147,639          127,408          128,735
Income taxes (benefits)                          60,177           44,741          58,530           48,117           54,270
Net income (loss) applicable to common
    shareholders                                113,153           74,570          89,109           79,291           74,465
Cash from operations                            243,595          206,841         224,242          176,356          153,082

PER SHARE
Net income (loss) applicable to common
    shareholders                                   3.00             1.93            2.31             2.06             1.88
Dividends on common stock                          .960             .880            .798             .717             .650
Common shareholders' equity                       20.32            18.16           17.22            15.69            14.42

FINANCIAL POSTION
Cash and temporary cash investments             134,783          161,590         153,334          119,614          141,594
Property, plant and equipment, net              760,349          622,181         573,092          537,659          465,639
Total assets                                  1,536,099        1,377,329       1,288,063        1,134,430        1,060,574
Capital expenditures                            258,368          155,127         136,278          164,862          122,977
Long-term debt and capital leases                47,677           50,935          58,700           62,539           62,645
Shareholders' equity                            766,248          687,857         665,048          603,794          552,836

RATIOS AND STATISTICS
Current ratio                                  1.3 to 1         1.4 to 1        1.5 to 1         1.6 to 1         1.5 to 1
Income (loss) as % of revenues                      4.2%             3.2%            4.2%             4.2%             4.4%
Effective income tax rate                          34.7%            37.5%           39.6%            37.8%            42.2%
Long-term debt and capital leases
    as % of total capitalization                      6%               7%              8%               9%              10%
Return on average invested capital                   12%               9%             11%              10%              11%
Return on average shareholders' equity               16%              11%             14%              14%              14%
Common dividends as % of
    net income (loss)                                32%              46%             35%              35%              35%
Average shares outstanding                   37,712,402       38,579,572      38,586,375       38,428,242       39,680,006
Market price range                        $34.75-$25.25    $41.25-$22.75   $36.50-$23.67    $27.50-$18.67    $19.58-$13.42
Number of common shareholders                    12,789           12,202          11,622           10,901           10,089
Number of employees                              29,400           26,300          24,600           21,700           20,600