Form 10-K, Exhibit 13
period 1994-12-31
CONSOLIDATED FREIGHTWAYS INC
filed 1995-03-28
CIK 23675

The Company's 1994 operating profit increased by 18.4% to $142.2 million from 1993 despite losses related to the April Teamster's strike at CF MotorFreight (CFMF), the Company's nationwide, full-service carrier. This improvement reflects record profits at Emery Worldwide (Emery) and Con-Way Transportation Services (CTS). Emery posted record operating income of $77.6 million following profit improvements of over $45 million for four consecutive years, while CTS exceeded $100 million in operating income for the first time since its founding in 1983. The Company's 1992 operating income included certain non-recurring charges. Excluding these charges, 1993 operating income improved $54.3 million or 82.4% over 1992.

The Company's 1994 revenues increased 11.7% to a record $4.7 billion due primarily to significant growth at CTS and Emery. Despite growth in the second half of the year, full-year revenues from CFMF were down largely as a result of the strike and subsequent recovery. Total Company revenues for 1993 increased 3.4% over 1992 as Emery regained revenues due to various successful marketing programs and CTS continued to grow through expansion into new markets.

Significant variations in segment revenue and operating income are as follows.


CF MOTORFREIGHT

CF MotorFreight's 1994 revenues decreased 0.9% on a tonnage decline of 5.8%. Higher rated less-than-truckload (LTL) tonnage declined 5.4% from 1993. Revenues were down in the first half of 1994 by 11.1% largely because of the Teamster strike in April. This decline was mitigated in the second half of 1994 by tonnage growth of 2.9% and revenue growth from the non-carrier logistics operation. CFMF's 1993 revenues decreased 3.3% on a tonnage decline of 3.1% with higher rated LTL tonnage declining 3.0%, reflecting price erosion and market dilution from competitors.

The operating loss of $46.6 million for 1994 declined from a profit of $31.7 million in 1993. The decline was attributable to losses incurred during the April strike and the subsequent recovery period. CFMF reported a $42.1 million loss in the second quarter. Although revenue and tonnage increased in the latter half of 1994, compared with the second half of 1993, operating income declined $23.6 million. The decline is primarily attributable to additional costs incurred due to capacity restraints from a system-wide shortage of trailers, lost productivity and costs associated with re-domiciling employees and equipment following changes in linehaul operations. These operational changes, which began in the fourth quarter, are scheduled to continue through the second quarter of 1995. The programs are designed to take advantage of flexibilities achieved in the new labor contract which will allow CFMF to be more competitive. In 1993, operating income was $31.7 million compared to $27.5 million in 1992, and increase of 15.4%.


Management also expects to increase revenues by offering a full range of services and increasing penetration of all markets. Management believes that the implementation of these programs, satisfying equipment requirements, combined with a 4.4% rate increase announced for January, should restore profitability in 1995.


CON-WAY TRANSPORTATION SERVICES

Con-Way Transportation Services' (CTS) revenues surpassed the billion dollar milestone with an increase of 24.5% from 1993. The revenue growth is largely due to a tonnage gain of 21.0% over 1993, attributable to geographic expansion and growth in existing markets including expanded use of joint service agreements. Also contributing to the tonnage growth was business obtained during the strike of unionized LTL carriers. The higher rated LTL tonnage increase was 23.7% over the prior year. In 1993, revenues increased 13.0% on a tonnage increase of 26.3% from 1992 with the higher rated LTL tonnage increasing 13.9%.

CTS's operating income set a record by exceeding the $100 million. Operating income increased 54.8% with an operating margin of 10.9% compared to 8.8% in 1993. CTS has been able to improve margins despite costs associated with the geographic expansions by enhancing yields and improving productivity. Also contributing to the improved margins has been CTS's ability to retain a portion of the strike-related business. CTS's 1993 operating income increased 33.7% over 1992. The 1993 operating margin of 8.8% compares with a 7.4% margin in 1992.

CTS continues to respond to customer demands by expanding geographic coverage. Beginning in 1995, CTS combined separate operations in the Southwest and Southeast, enabling CTS to provide a broader, more comprehensive service from Texas to the Carolinas. In addition, CTS is expanding further into the Northeast, Pacific Northwest and New Jersey. Utilizing joint-service agreements among the Con-Way regional carriers will enable CTS to offer superior services to all major areas and with other product offerings, enhance their business levels.

Increased market growth, productivity improvements and the benefits of a January rate increase should enable CTS to continue to earn a satisfactory operating margin. However, CTS expects to incur costs associated with its expansion into new markets and may experience some erosion in rates with the deregulation of intrastate operating rights.



EMERY WORLDWIDE

Emery Worldwide achieved record revenues of $1.6 billion, an increase of 24.3% from 1993. This notable increase was attributable to significant growth in the international area where tonnage increased 45.2% combined with a 30.2% increase domestically. All of the gains in tonnage and revenue came from commercial business as revenues from the U.S. Postal Service (USPS) contract declined 18.5%. Emery accomplished this significant growth by providing a premium service at a time when commercial airlines were curtailing availability of airlift capacity on wide-bodied aircraft. Emery benefited from marketing programs that increased market penetration of traditional industries domestically and in the textile and electronic sectors, internationally. Emery also benefited from the strike of unionized LTL carriers. Revenues in 1993 increased 10.0% from 1992, also due entirely to gains in commercial business as revenues from the USPS contract declined.

Operating income reached an all-time high of $77.6 million. This represents a fourfold improvement from 1993 income of $16.6 million. Emery's 1994 operating results marked four consecutive years of more than $45 million annual improvement since the loss in 1990 of $128.0 million. The operating margin in 1994 was 5.0% compared to 1.3% in 1993. Operating income for 1993 was a $49.2 million improvement from the $32.7 million loss in 1992. These improvements are attributed to stringent cost control measures coupled with an increase in business levels resulting from the success of Emery's marketing initiatives and renewed customer confidence.

In 1995, management will focus on margin improvements with the same cost reduction strategies that proved successful in the past. Emphasis will be placed on international expansion and new services that will enable Emery to distinguish itself from other carriers in satisfying customer needs. Management expects improvements at its Hub operation, savings associated with increased dedicated lift and other operating efficiencies to yield continued improvements in operating income.


OTHER INCOME (EXPENSE)

For the Company, other net expense increased marginally in 1994 due to the following reasons. Interest expense decreased 7.9% from 1993 as the Company reduced borrowing costs with debt refinancing and scheduled debt retirements. Offsetting the above was a decrease in investment income of 60.5% as the Company liquidated short-term investments to meet debt retirement and capital expenditure needs as well as to supplement cash flows during the Teamster's strike. The 1993 expenses declined from 1992, as other income and expense in 1992 included non-recurring charges related to the write-down of properties held for sale and certain other intangible assets.


NET INCOME TO COMMON SHAREHOLDERS

The 1994 net income available to common shareholders of $35.7 million includes a $5.5 million charge for the write-off of intrastate operating rights. Excluding this charge, net income available to common shareholders improved 30.5% over 1993 despite significant costs incurred at CFMF as a result of the strike, subsequent recovery and changes in linehaul operations. A higher effective income tax rate in 1994 was due primarily to restrictions on realizing tax benefits of operating losses in certain states and an increase in certain non-deductible expenses. Net income available to common shareholders in 1993 was $31.6 million compared to the 1992 net loss applicable to common shareholders of $97.7 million which included a $7.4 million extraordinary charge for early retirement of debt, a $70.0 million one-time charge for the adoption of SFAS 106 and $27.8 million in non-recurring charges net of related tax benefits. Excluding these 1992 charges, the 1993 net income available to common shareholders improved $34.0 million over 1992.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1994, the Company had $95.7 million in cash and cash equivalents. Although the Company had positive cash flows from operations, due primarily to net income and significant depreciation and amortization, cash and investments decreased because of scheduled debt repayments of $39.5 million and capital expenditures. Capital expenditures in 1994 totaled $181.9 million compared with $201.2 million in the prior year. 1993 capital expenditures included approximately $72.2 million in purchases of aircraft and equipment in connection with the USPS contract. In 1994, debt retirement, capital expenditures and preferred stock dividend requirements were satisfied with cash from operations. Certain equipment requirements were supplemented by lease agreements. Capital expenditure in 1995 will come from cash flows from operations supplemented by financing arrangements.

In December, 1994, the Board of Directors reinstated quarterly cash dividends of $.10 per common share. The common dividend had been suspended in June 1990. A portion of the funds required to satisfy the dividend will come from the absence of the Series C preferred stock dividend which ends with their conversion in the first quarter of 1995.

In May 1994, the Company entered into a $50 million unsecured revolving credit facility to provide for working capital needs. As of December 31, 1994, no amounts were outstanding under this agreement.

In 1994, the Company amended an agreement with several banks to increase its Emery's receivables sales facility to $100 million and reduce related fees by approximately one-half. At December 31, 1994, there were $71.7 million of letters of credit issued and secured with receivables under this facility.

In January, 1995, the Company amended an agreement with several banks to modify a $300 million unsecured credit facility. The agreement effectively replaces facilities that provided an aggregate capacity of $305 million. The new agreement provides for letter of credit and working capital needs at rates more favorable than the prior facilities. Outstanding letters of credit of $123.3 million at December 31, 1994 under prior facilities were transferred to the new facility beginning in January 1995.

At December 31, 1994, the Company's ratio of long-term debt obligations (including guarantees) to total capital (including long-term obligations) was 37.1% compared with 39.6% at year end 1993. The improvement is primarily attributable to net income and the retirement of debt in 1994. The current ratio at December 31, 1994 and 1993 was 1.1 to 1. The Company can successfully maintain this current ratio because of a high turnover of accounts receivable.


OTHER

The Company's operations necessitate the storage of fuel in underground tanks as well as the disposal of substances regulated by various federal and state laws. The Company adheres to a stringent site-by-site tank testing and maintenance program performed by a qualified independent third party to protect the environment and comply with regulations. Where the need for environmental cleanup is necessary, the Company takes appropriate action.

The Company has been designated a Potentially Responsible Party
(PRP) by the U.S. Environmental Protection Agency with respect to the disposal of hazardous substances at various sites. However, based upon cost studies performed by independent parties, the Company expects its share of the cleanup costs to be minimal.


              REPORT OF INDEPENDENT PUBLIC ACCOUNTS

To the Shareholders and Board of Directors of Consolidated Freightways, Inc.

  We have audited the accompanying consolidated balance sheets of Consolidated Freightways, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Freightways, Inc. and subsidiaries as of December 31,
1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Notes 5 and 7 to the consolidated financial statements, effective January 1, 1992 the Company changed its method of accounting for income taxes to reflect the adoption of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and its method of accounting for post retirement benefits to reflect the adoption of the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post Retirement Benefits Other than Pensions."

/s/Arthur Andersen LLP

San Francisco, California
January 27, 1995


              CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31
                         (Dollars in thousands)

                                                   1994           1993
ASSETS

Current Assets
  Cash and cash equivalents                       $95,711        $139,044
  Trade accounts receivable, net of allowances    659,191         508,669
  Other accounts receivable                        37,021          24,261
  Operating supplies, at lower of average cost     41,719          34,940
  Prepaid expenses                                 71,277          69,009
  Deferred income taxes (Note 5)                  126,546         108,458
    Total Current Assets                        1,031,465         884,381


Property, Plant and Equipment, at cost
  Land                                            163,965         152,402
  Buildings and improvements                      510,568         488,292
  Revenue equipment                               979,002         935,482
  Other equipment and leasehold improvements      368,809         347,601
                                                2,022,344       1,923,777
  Accumulated depreciation and amortization    (1,077,752)     (1,013,333)
                                                  944,592         910,444

Other Assets
  Restricted funds                                 12,861          13,954
  Deposits and other assets                        80,626          75,032
  Unamortized aircraft maintenance, net (Note 1)   81,010          64,736
  Costs in excess of net assets of businesses
     acquired, net of accumulated amortization    322,169         354,076
  Marketable securities, at lower of cost or
     market                                            --          13,727
                                                  496,666         521,525

Total Assets                                   $2,472,723      $2,316,350


The accompanying notes are an integral part of these statements.



                     CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                                     December 31
                                (Dollars in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY                          1994        1993

Current Liabilities
  Accounts payable and accrued liabilities (Note 2)        $796,381    $634,107
  Accrued claims costs                                      138,800     138,242
  Current maturities of long-term debt and capital leases
    (Notes 3 and 4)                                           3,712      39,246
  Federal and other income taxes (Note 5)                     6,275      15,855
    Total Current Liabilities                               945,168     827,450

Long-Term Liabilities
  Long-term debt and guarantees (Note 3)                    286,833     297,215
  Long-term obligations under capital leases (Note 4)       111,024     111,194
  Accrued claims costs                                      163,849     173,999
  Deferred income taxes (Note 5)                             38,034      22,085
  Other liabilities and deferred credits (Note 7)           254,186     261,032
    Total Liabilities                                     1,799,094   1,692,975

Shareholders' Equity  (Note 6)
  Preferred stock, no par value; authorized 5,000,000 shares:
    Series A, designated 600,000 shares; none issued             --          --
    Series B, 8.5% cumulative, convertible, $.01 stated
      value; designated 1,100,000 shares; issued 962,748
      and 968,655 shares,  respectively                          10          10
    Series C, 8.738% cumulative, convertible, $.01 stated
    value; designated and issued 690,000 shares                   7           7
  Additional paid-in capital, preferred stock               264,284     265,182
  Deferred TASP compensation (Note 8)                      (120,646)   (129,276)
    Total Preferred Shareholders' Equity                    143,655     135,923
  Common stock, $.625 par value; authorized 100,000,000
    shares; issued 43,955,510 and 43,340,801 shares,
    respectively                                             27,472      27,090
  Additional paid-in capital, common stock                  116,209     104,666
  Cumulative translation adjustment                          (1,170)      1,229
  Retained earnings                                         574,885     542,811
  Cost of repurchased common stock
   (7,601,382 and 7,638,809 shares, respectively)          (187,422)   (188,344)
    Total Common Shareholders' Equity                       529,974     487,452
  Total Shareholders' Equity                                673,629     623,375
Total Liabilities and Shareholders' Equity               $2,472,723  $2,316,350

The accompanying notes are an integral part of these statements.



                              CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                                    STATEMENTS OF CONSOLIDATED OPERATIONS
                                           Years Ended December 31,
                               (Dollars in thousands except per share data)


                                                         1994         1993          1992
REVENUES                                            $  4,680,479 $  4,191,811   $ 4,055,589

COSTS AND EXPENSES
    Operating expenses                                 3,824,141    3,407,996     3,306,732
    Selling and administrative expenses                  580,370      528,022       561,581
    Depreciation                                         133,734      135,636       138,695
                                                       4,538,245    4,071,654     4,007,008
OPERATING INCOME                                         142,234      120,157        48,581

OTHER INCOME (EXPENSE)
  Investment income                                        2,205        5,586         5,041
  Interest expense                                       (27,945)     (30,333)      (38,893)
  Miscellaneous, net                                      (4,574)      (3,969)      (25,462)
                                                         (30,314)     (28,716)      (59,314)

Income (loss) before income taxes (benefits),
  extraordinary charges and cumulative effect
  of accounting change                                   111,920       91,441       (10,733)
Income taxes (benefits) (Note 5)                          51,625       40,867        (7,077)
Income (loss) before extraordinary charges
  and cumulative effect of accounting change              60,295       50,574        (3,656)

Extraordinary charge from write-off of intrastate
  operating rights, net of related income tax
  benefits of $4,056                                       5,522          --            --

Extraordinary charge from early retirement of debt,
  net of related income tax benefits of $4,561               --           --          7,428

Cumulative effect of change in method of accounting
  for post retirement benefits, net of related
  income tax benefits of $42,899 (Note 7)                    --           --         69,991
Net income (loss)                                         54,773       50,574       (81,075)

Preferred stock dividends                                 19,063       18,967        16,653

NET INCOME (LOSS) APPLICABLE TO
   COMMON SHAREHOLDERS                              $     35,710 $     31,607   $   (97,728)

Primary average shares outstanding (Note 1)           37,216,044   36,187,682    35,195,743

PRIMARY EARNINGS (LOSS) PER SHARE:
  Net income (loss) before extraordinary charges
    and cumulative effect of accounting change      $       1.11 $       0.87   $     (0.58)
  Extraordinary charges                                    (0.15)         --          (0.21)
  Cumulative effect of accounting change                     --           --          (1.99)
  Net income (loss)                                 $       0.96 $       0.87   $     (2.78)

FULLY DILUTED EARNINGS (LOSS) PER SHARE (Note 1)    $       0.87 $       0.77   $     (2.78)

                           The accompanying notes are an intergral part of these statements.


                   CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                        STATEMENTS OF CONSOLIDATED CASH FLOWS
                               YEARS ENDED DECEMBER 31
                                  (In thousands)


                                                    1994       1993      1992
Cash and Cash Equivalents, Beginning
  of Period                                       $139,044   $152,064  $284,645

Cash Flows from Operating Activities
  Income (loss) before extraordinary charges
    and cumulative effect of accounting change      60,295     50,574    (3,656)
  Adjustments to reconcile income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                  145,765    146,297   166,917
    Increase (decrease) in deferred income taxes     3,417    (20,298)  (28,661)
    Losses (gains) from property disposals, net      1,147       (607)    6,688
    Changes in assets and liabilities:
      Receivables                                 (148,934)  (194,320)  (16,139)
      Notes receivable from sale of trade accounts      --    166,399        15
      Accrued claims costs                          (9,592)    (7,400)   20,359
      Accounts payable                              46,557     17,225    (2,254)
      Income taxes                                 (10,873)    (9,871)   (7,313)
      Accrued incentive compensation                27,074      7,396     3,686
      Accrued liabilities and other                 50,326     17,413    (7,863)
Net Cash Provided by Operating Activities          165,182    172,808   131,779

Cash Flows from Investing Activities
  Capital expenditures                            (181,928)  (201,210) (148,706)
  Purchases of marketable securities                    --    (54,749)  (47,865)
  Sales of marketable securities                    13,727     88,887        --
  Proceeds from sales of property                   10,325     12,270     4,097
Net Cash Used by Investing Activities             (157,876)  (154,802) (192,474)

Cash Flows from Financing Activities
  Proceeds from issuance of long-term debt              --     32,000        --
  Repayment of long-term debt and capital lease
    obligations                                    (39,486)   (45,236) (164,008)
  Premium on early retirement of debt                   --         --    (7,586)
  Proceeds from issuance of preferred stock             --         --   117,867
  Proceeds from issuance of common stock            11,949      5,387     2,808
  Payments of preferred dividends                  (23,102)   (23,177)  (20,967)
Net Cash Used by Financing Activities              (50,639)   (31,026)  (71,886)

Decrease in Cash and Cash Equivalents              (43,333)   (13,020) (132,581)

Cash and Cash Equivalents, End of Period           $95,711   $139,044  $152,064

Supplemental Disclosure

    Cash paid for income taxes                     $56,679    $71,036   $19,053

    Cash paid for interest (net of amounts
       capitalized)                                $24,401    $30,438   $39,035


The accompanying notes are an integral part of these statements.




CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
         (Dollars in thousands)


                                      Preferred Stock Series B        Preferred Stock Series C                Common Stock
                                      Number of                       Number of                          Number of
                                      Shares           Amount         Shares             Amount          Shares        Amount

Balance, December 31, 1991                 978,686      $10                 --            $--         42,821,544      $26,765

Issuance of preferred stock                     --       --            690,000              7                 --           --
Exercise of stock options, net of tax
    benefits of $157                            --       --                 --             --            194,775          122
Recognition of deferred compensation            --       --                 --             --                 --           --
Repurchased common stock issued for
   conversion of preferred stock            (4,534)      --                 --             --                 --           --
Net loss                                        --       --                 --             --                 --           --
Series B, Preferred dividends ($12.93 per
    share) net of tax benefits of $4,315        --       --                 --             --                 --           --
Series C, Preferred dividends ($15.40
    per share)                                  --       --                 --             --                 --           --
Translation adjustment                          --       --                 --             --                 --           --

Balance, December 31, 1992                 974,152       10            690,000              7         43,016,319       26,887

Exercise of stock options, net of tax
    benefits of $708                            --       --                 --             --            324,482          203
Recognition of deferred compensation            --       --                 --             --                 --           --
Repurchased common stock issued for
   conversion of preferred stock            (5,497)      --                 --             --                 --           --
Net income                                      --       --                 --             --                 --           --
Series B, Preferred dividends ($12.93 per
    share) net of tax benefits of $4,207        --       --                 --             --                 --           --
Series C, Preferred dividends ($15.40
    per share)                                  --       --                 --             --                 --           --
Translation adjustment                          --       --                 --             --                 --           --

Balance, December 31, 1993                 968,655       10            690,000              7         43,340,801       27,090

Exercise of stock options, net of tax
    benefits of $2,400                          --       --                 --             --            614,709          382
Recognition of deferred compensation            --       --                 --             --                 --           --
Repurchased common stock issued for
   conversion of preferred stock            (5,907)      --                 --             --                 --           --
Net income                                      --       --                 --             --                 --           --
Common dividends ($.10 per share)               --       --                 --             --                 --           --
Series B, Preferred dividends ($12.93 per
    share) net of tax benefits of $4,039        --       --                 --             --                 --           --
Series C, Preferred dividends ($15.40
    per share)                                  --       --                 --             --                 --           --
Translation adjustment                          --       --                 --             --                 --           --

Balance, December 31, 1994                 962,748      $10            690,000             $7         43,955,510      $27,472



The accompanying notes are an intergral part of these statements.




CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY (continued)
         (Dollars in thousands)


                                                                                                    Cost of
                                     Additional    Cumulative                       Repurchased     Deferred TASP
                                      Paid-in      Translation        Retained        Common          and EMSOP
                                      Capital      Adjustment         Earnings         Stock        Compensation         Total

Balance, December 31, 1991              $246,417      $12,393           $608,935      ($190,643)         ($156,794)       $547,083

Issuance of preferred stock              117,860           --                 --             --                 --         117,867
Exercise of stock options, net of tax
    benefits of $157                       2,686           --                 --             --                 --           2,808
Recognition of deferred compensation          --           --                 --             --             18,597          18,597
Repurchased common stock issued for
   conversion of preferred stock          (1,097)          --                 --          1,097                 --              --
Net loss                                      --           --            (81,075)            --                 --         (81,075)
Series B, Preferred dividends ($12.93 per
    share) net of tax benefits of $4,315      --           --             (8,303)            --                 --          (8,303)
Series C, Preferred dividends ($15.40 per
    share)                                    --           --             (8,350)            --                 --          (8,350)
Translation adjustment                        --       (9,466)                --             --                 --          (9,466)

Balance, December 31, 1992               365,866        2,927            511,207       (189,546)          (138,197)        579,161

Exercise of stock options, net of tax
    benefits of $708                       5,184           --                 --             --                 --           5,387
Recognition of deferred compensation          --           --                 --             --              8,921           8,921
Repurchased common stock issued for
   conversion of preferred stock          (1,202)          --                 --          1,202                 --              --
Net income                                    --           --             50,574             --                 --          50,574
Series B, Preferred dividends ($12.93 per
    share) net of tax benefits of $4,207      --           --             (8,343)            --                 --          (8,343)
Series C, Preferred dividends ($15.40
    per share)                                --           --            (10,627)            --                 --         (10,627)
Translation adjustment                        --       (1,698)                --             --                 --          (1,698)

Balance, December 31, 1993               369,848        1,229            542,811       (188,344)          (129,276)        623,375

Exercise of stock options, net of tax
    benefits of $2,400                    11,567           --                 --             --                 --          11,949
Recognition of deferred compensation          --           --                 --             --              8,630           8,630
Repurchased common stock issued for
   conversion of preferred stock            (922)          --                 --            922                 --               0
Net income                                    --           --             54,773             --                 --          54,773
Common dividends ($.10 per share)             --           --             (3,636)            --                 --          (3,636)
Series B, Preferred dividends ($12.93 per
    share) net of tax benefits of $4,039      --           --             (8,436)            --                 --          (8,436)
Series C, Preferred dividends ($15.40
    per share)                                --           --            (10,627)            --                 --         (10,627)
Translation adjustment                        --       (2,399)                --             --                 --          (2,399)
Balance, December 31, 1994              $380,493      ($1,170)          $574,885      ($187,422)         ($120,646)       $673,629


The accompanying notes are an intergral part of these statements.


              CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Principal Accounting Policies

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Consolidated Freightways, Inc. (the Company), its wholly owned subsidiaries and those of special-purpose financing corporations.

     Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation service are then accrued.

     Cash and Cash Equivalents: The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $26,938,000 and $29,780,000 at December 31, 1994 and 1993,
respectively.

     Property, Plant and Equipment: Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or less for aircraft, 6 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

     Expenditures for equipment maintenance and repairs, except for aircraft, are charged to operating expenses as incurred; betterments are capitalized. Gains (losses) on sales of equipment are recorded in operating expenses.

     The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the Company has recorded unamortized maintenance of $140,607,000 and $120,204,000 at December 31, 1994 and 1993, respectively. Under the Company's various aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $59,597,000 and $55,468,000, at December 31, 1994 and 1993, respectively, to accrue for this obligation and any anticipated unusable maintenance expected at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is classified as unamortized aircraft maintenance, net in the consolidated balance sheets.


     Costs in Excess of Net Assets of Businesses Acquired: The costs in excess of net assets of businesses acquired are capitalized and amortized on a straight-line basis up to a 40-year period.

     Income Taxes: The Company follows the liability method of accounting for income taxes.

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

     Earnings Per Share: Primary earnings per common share are based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options. Fully diluted earnings per share are similarly computed, but include the dilutive effect of the Company's Thrift and Stock Plan (TASP) shares. The 1994 computation includes an addback to income of $478,000 representing the Series B preferred stock dividend net of replacement funding. The number of shares used for the computation of fully diluted earnings per share for 1994 and 1993 are 41,541,388 and 40,857,876, respectively. The fully diluted loss per share computation for 1992 excludes stock options and TASP shares because their inclusion would be anti-dilutive.

     In November 1993, the Accounting Standards Division of the AICPA issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). The Company is not required to adopt this method of accounting as its existing ESOP (TASP) was established before December 31, 1992. If this statement had been adopted January 1, 1994, both the primary and fully diluted earnings per share for year-to-date ended December 31, 1994 would have been $.94.

     Reclassification: Certain amounts in prior year's financial statements have been reclassified to conform to the current year presentation.


2. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as of December 31:

                                                    1994         1993
   (Dollars in thousands)

   Accounts payable                              $253,584      $206,499
   Other accrued liabilities                      204,738       157,432
   Accrued holiday and vacation pay                95,219        80,661
   Accrued pension costs                           63,881        50,728
   Accrued taxes other than income taxes           46,725        41,785
   Accrued incentive compensation                  42,344        15,270
   Wages and salaries                              41,517        38,409
   Estimated revenue adjustments                   28,157        26,651
   Accrued interest                                20,216        16,672
        Total accounts payable and
          accrued liabilities                    $796,381      $634,107



3. Long-Term Debt and Guarantees

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                            1994         1993

     8.75% to 8.88% Medium-Term Notes due
       1995 ($100 million authorized;
       interest payable semi-annually)          $  2,000      $40,225
     9 1/8% Notes Due 1999 (interest payable
       semi-annually)                            117,705      117,705
     7.0% to 12.0% Industrial Revenue
       Bonds due through 2014                     19,900       19,900
     Other debt                                      876        8,291
     TASP Notes guaranteed due through 2009      150,000      150,000
                                                 290,481      336,121
     Less current maturities                      (3,648)     (38,906)
     Total long-term debt and guarantees        $286,833     $297,215


     The 9 1/8% notes due 1999 contain certain covenants limiting the incurrence of additional liens.

     Of the $150 million Thrift and Stock Plan (TASP) Notes, $117.0 million are subject to earlier repurchase by the Company at the option of the holders, with a yield protection penalty, in the event the Company's long-term senior unsecured indebtedness should be rated by both Moody's and S&P as below investment grade. S&P rates the Company's long-term senior unsecured indebtedness at a rating below investment grade. Moody's rating of such indebtedness is investment grade. In November 1992, the terms of the other $33.0 million of the TASP Notes were modified to exclude the holders' early repurchase option. In exchange, the interest rates on the notes were enhanced by .5% and additional financial covenants including a common dividend restriction equal to $10.0 million plus one-half of the Company's earnings since inception of the agreement.

     The Company has a $100.0 million receivable sale facility under which $71.1 million of letters of credit were issued. The agreement involves the sale of eligible Emery receivables to a special-purpose corporation, Emery Receivables Corporation (ERC), for use as collateral for cash or non-transferrable promissory notes and related letters of credit. The letters of credit may be issued only on behalf of Emery Air Freight Corporation and Emery Worldwide Airlines Inc., for a term of one year with an option to renew. The letters of credit bear a fee of .725% per annum. Under the terms of the agreement, ERC's assets will be available to satisfy its obligations prior to any distribution to its stockholders. The agreement contains various covenants, the most restrictive of which requires the participating companies to maintain specified amounts of tangible net worth.

     The Company has a $50.0 million unsecured revolving credit facility to provide for working capital needs. Loans bear interest at LIBOR plus a margin dependent on the Company's credit rating. As of December 31, 1994, no amounts were outstanding.

     In January 1995, the Company entered into a $300.0 million four-year unsecured credit facility to provide for the Company's letter of credit and working capital needs. The agreement replaces prior facilities under which $123.3 million of letters of credit were outstanding at December 31, 1994. Borrowings under the agreement will bear interest at a rate based upon LIBOR plus a margin dependent on the Company's credit rating. The agreement contains various restrictive covenants which limit the incurrence of additional indebtedness and require the Company to maintain minimum amounts of tangible net worth and fixed charge coverage.

     Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt approximates book value at December 31, 1994 and 1993.

     The aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31 are: 1995, $3,648,000; 1996, $2,328,000; 1997, $3,100,000; 1998, $4,200,000; and 1999,
$122,905,000.

     The Company's consolidated interest expense as presented on the statements of consolidated operations is net of interest capitalized of $1,042,000, $1,224,000 and $543,000 for each of the three years in the period ended December 31, 1994.

     The 1992 statement of consolidated operations reflects $7.4 million of expense for the early retirement of indebtedness under the Secured Note Purchase Agreement. All other debt retirements were at or near par.


4. Leases

     The Company and its subsidiaries are obligated under various non-cancelable leases which expire at various dates through 2011.

     The principal capital lease covers a sorting facility in Dayton, Ohio (Facility) for a 30-year lease term. Included in other equipment and leasehold improvements are $83,963,000 and $83,741,000 as of December 31, 1994 and 1993, respectively, related to this facility. The accumulated depreciation at December 31, 1994 and 1993 was $30,426,000 and $30,351,000,
respectively. The Facility is financed by City of Dayton, Ohio revenue bonds Series A, C, D, E and F (Bonds). The Series C, D, E and F Bonds bear variable rates of interest, approximately 4.3% at December 31, 1994. The Series A Bonds are due through 2009 with an effective interest rate of 8%. Rental payments under this lease are equivalent to debt service on the Bonds.
The Bonds have various call provisions at Emery's option.   Series A Bonds
are secured by a debt service reserve fund of $7 million which is classified as restricted funds in the consolidated balance sheets, a first lien on the leasehold interests of Emery in the Facility and the leased real property pursuant to a mortgage, and a pledge agreement of the stock of a wholly owned subsidiary of Emery, which is the lessee or sublessee of certain aircraft. The Series C, D, E and F Bonds are secured by irrevocable letters of credit. The Series E and F bonds are also secured by a junior lien on the Facility.

     Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1994, are as follows:

                                                 Capital    Operating
     (Dollars in thousands)                       Leases       Leases

     Year ending December 31
     1995                                        $8,864     $156,916
     1996                                         8,864      128,937
     1997                                         8,864       78,085
     1998                                         8,864       45,326
     1999                                         8,864       39,454
     Thereafter                                 197,563       52,253
     Total minimum lease payments               241,883     $500,971
     Less amount representing interest         (130,795)
     Present value of minimum lease
       payments                                 111,088
     Less current maturities of obligations
       under capital leases                         (64)
     Long-term obligations under capital
       leases                                  $111,024



     Rental expense for operating leases is comprised of the following:

                                      1994       1993       1992
     (Dollars in thousands)

        Minimum rentals             $195,507   $185,425   $176,832
        Less:
          Sublease rentals            (6,811)   (10,886)    (7,727)
          Amortization of deferred
            gains                     (1,785)    (1,785)    (1,785)
                                    $186,911   $172,754   $167,320




5. Income Taxes

     The components of pretax income (loss) and income taxes (benefits) are as follows:

                                     1994       1993      1992
     (Dollars in thousands)

     Pretax income (loss)
       U.S. corporations           $99,848    $ 84,700  $(10,736)
       Foreign corporations         12,072       6,741         3
       Total pretax income (loss) $111,920    $ 91,441  $(10,733)

     Income taxes (benefits)
       Current
         U.S. federal              $37,643     $63,956  $ 12,681
         State and local             6,313       7,089     6,457
         Foreign                     5,855       5,475     6,090
                                    49,811      76,520    25,228

       Deferred
         U.S. federal                 (766)    (31,616)  (14,648)
         Tax credit benefits            --          --    (7,600)
         State and local             2,775      (3,642)   (3,705)
         Foreign                      (195)       (395)   (6,352)
                                     1,814     (35,653)  (32,305)
    Total income taxes
           (benefits)             $ 51,625    $ 40,867  $ (7,077)

     The Company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), effective January 1, 1992. The adoption of SFAS 109 had an immaterial effect on the Company's financial position and statements of consolidated operations.


     During 1994, the Company utilized $62.0 million of net operating loss carryforwards from an acquired subsidiary to reduce the income tax liability of that subsidiary. The related tax benefit of approximately $22 million was used to reduce costs in excess of net assets of businesses acquired. The Company has remaining net operating loss carryforwards from acquired subsidiaries of approximately $41 million, which expire in 2002 and 2003.
The net operating loss carryforwards are restricted to offsetting future years' U.S. federal income tax liabilities of the subsidiary which generated the losses. If realized, this benefit will be used to further reduce costs in excess of net assets of businesses acquired.

     The components of deferred tax assets and liabilities on the balance sheets at December 31, relate to the following:

     (Dollars in thousands)

     Deferred tax assets                                 1994       1993
       Reserves for accrued claims costs               $ 78,890   $ 82,663
       Reserves for post retirement health benefits      53,729     50,235
       Other reserves not currently deductible           42,579     38,741
       Reserves for employee benefits                    47,644     35,311
       Foreign tax and alternative minimum tax
         credit carryovers                                6,707      1,011
                                                        229,549    207,961

     Deferred tax liabilities
       Depreciation                                     105,393     87,971
       Tax benefits from leasing transactions            18,477     20,013
       Unearned revenue                                  12,676      9,171
       Other                                              4,491      4,433
                                                        141,037    121,588

         Net deferred tax asset                        $ 88,512   $ 86,373

     Deferred tax assets and liabilities in the consolidated balance sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal.

     Income taxes (benefits) vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

                                          1994       1993       1992

     U.S. statutory tax rate              35.0%      35.0%      (34.0)%
     State income taxes (net of
       federal income tax benefit)         6.3        2.5         5.1
     Foreign taxes in excess of
       U.S. statutory rate                 1.3        3.0        (2.4)
     Dividends paid to TASP               (0.7)      (0.7)       (4.0)
     Non-deductible operating
       expenses                            3.4        1.9         9.3
     Amortization of costs in excess
       of net assets of businesses
       acquired                            3.1        3.7        31.2
     Tax rate change impact on
       deferred expense                     --       (1.7)         --
     Foreign tax credit benefits, net     (1.9)      (1.0)      (70.8)
     Other, net                           (0.4)       2.0        (0.3)
       Effective income tax rate          46.1%      44.7%      (65.9)%


     The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $63 million at December 31, 1994), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $6 million.


6. Shareholders' Equity

     In 1986, the Board of Directors designated a series of 600,000 shares as Series A Participating Preferred Stock from the Company's 5,000,000 shares of preferred stock, no par value. The Board also declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of the Company's Series A Participating Preferred Stock at an exercise price of $140 per right. The rights may be exercisable only after a party acquires beneficial ownership of 20% or more of the Company's common stock or announces an offer for 30% or more of the Company's common stock. The rights, which do not have voting rights, expire November 7, 1996, and may be redeemed at the Company's option for $.01 per right at any time prior to their expiration or the acquisition of 20% or more of the Company's common stock. In the event that the Company is acquired in a merger or other business combination transaction, each right that has not previously been exercised will entitle its holder, upon exercise thereof at the exercise price, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right. The Company intends to redeem these rights on November 7, 1995.

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

     In 1992, the Company issued 6,900,000 depository shares each representing one-tenth of a share of Series C Conversion Preferred Stock, no par value. The depository shares were sold at a price of $17.625. The net capital proceeds of $117.9 million were used to retire debt. The depository shares provide for cumulative quarterly dividends at a per share rate of $1.54 per annum. Holders of the shares have no voting rights, except as otherwise provided under designated circumstances. Each depository share automatically converts into one share of common stock, plus unpaid dividends in the form of cash or additional common stock, on March 15, 1995. The Series C preferred stock is senior to the Company's Series A preferred stock and common stock with respect to dividends and liquidation.

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

     The Company's annual pension provision is based on an independent actuarial computation that required a pension provision of $22,138,000 in 1994, $14,165,000 in 1993 and $18,045,000 in 1992. Approximately 88% of the
Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

     Following is additional information relating to the Pension Plan at December 31:
                                           1994           1993
     (Dollars in thousands)

     Pension Plan assets at market
       value                             $325,102       $326,915
     Less actuarial present value of
       projected benefit obligation
         Vested benefits                 (242,638)      (250,564)
         Non-vested benefits              (19,001)       (27,299)
     Accumulated benefit obligation      (261,639)      (277,863)
     Effect of projected future
         compensation levels              (75,466)       (88,922)
     Projected benefit obligation        (337,105)      (366,785)
     Pension Plan assets under
       projected benefit obligation       (12,003)       (39,870)
     Unrecognized prior service costs      24,676         29,897
     Unrecognized net gain                (46,673)        (7,174)
     Unrecognized net asset at
       transition, being amortized
       over 18 years                      (20,096)       (22,329)
          Pension Plan liability         $(54,096)      $(39,476)

     Weighted average discount rate           8.5%           7.5%
     Expected long-term rate of return
       on assets                              9.0%           9.5%
     Rate of increase in future
       compensation levels                    5.5%           5.5%


Net pension cost includes the following:

                                        1994         1993        1992
  (Dollars in thousands)

  Cost of benefits earned during
    the year                          $ 23,767    $ 15,789   $ 18,236
  Interest cost on projected
    benefit obligation                  28,736      26,378     24,857
  Actual gain arising from
    plan assets                         (4,056)    (41,891)   (12,976)
  Amortization of unrecognized net
    asset at transition                 (2,233)     (2,233)    (2,233)
  Amortization of unrecognized
    net (gain) loss                        136        (111)        --
  Deferred investment gain (loss)      (26,538)     13,658    (12,397)
  Amortization of unrecognized prior
    service cost                         2,326       2,575      2,558
  Net pension cost                    $ 22,138    $ 14,165   $ 18,045


     The Company's Pension Plan includes programs to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Pension Plan. In 1994 and 1993, the total pension liability was $11,033,000 and $10,202,000, respectively, and the total pension cost was $2,458,000 in 1994, $1,633,000 in 1993 and $1,767,000 in 1992.

     Approximately 51% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $93,933,000 in 1994, $98,090,000 in 1993, and $97,048,000 in 1992 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

     The Company has a retiree health plan that provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. In 1992, the plan was amended to modify benefits for all future participants unless they were eligible to retire at January 1, 1993. The most significant amendments limit the benefits for participants to a defined dollar amount based on age and years of service and eliminate employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

     In the fourth quarter of 1992, the Company elected to prospectively adopt, effective January 1, 1992, the Financial Accounting Standards Board Statement No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" (SFAS 106). At adoption of SFAS 106 in 1992, the Company elected to take $70.0 million as a one-time, non-cash charge, net of related income tax benefits, in the statement of consolidated operations.

         The following information sets forth the total post retirement benefit amounts included in Other Liabilities and Deferred Credits in the Company's consolidated balance sheets at December 31.

     (Dollars in thousands)

                                                             1994     1993
 Accumulated post retirement benefit obligation
      Retirees and other inactives                       $ 50,720 $ 62,161
      Participants currently eligible to retire            26,358   29,699
      Other active participants                            25,692   26,085
                                                          102,770  117,945
      Unrecognized valuation gain                          37,213   15,349
  Accrued post retirement benefit cost                   $139,983 $133,294

     Weighted average discount rate                          8.5%      7.5%
     Average health care cost trend rate
       First year                                           11.0%     12.0%
       Declining to (year 1999)                              6.0%      6.0%

     Net periodic post retirement benefit costs include the following components:


                                         1994        1993        1992
     (Dollars in thousands)

Cost of benefits earned during
   the year                           $ 3,593      $ 2,877     $ 3,340
Interest cost on accumulated post
   retirement obligation                8,396        8,683       9,746
Amortization of unrecognized
   prior service cost                     (86)          --          --
Amortization of unrecognized
   net gain                              (570)        (411)         --

Net periodic post retirement
   benefit cost                      $ 11,333     $ 11,149     $13,086

     The increase in the accumulated post retirement benefit obligation and the net periodic post retirement benefit cost, given a 1 percent increase in the health care cost trend rate assumption, would be 9.6% for the years ended December 31, 1994 and 1993 and 10.8% for the year ended December 31, 1992.

     In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Post-employment Benefits" (SFAS 112). The adoption of this statement in 1994 did not have a material impact on the financial statements.

     The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total incentive compensation earned by the participants of those plans is as follows:

(Dollars in thousands)            1994           1993           1992

   Incentive compensation        $81,700        $54,600        $22,500
   Participants                   22,300         17,200          8,900


8. Thrift and Stock Plan

     On January 1, 1988, the Company adopted a 401(k) Plan for non-contractual U.S. employees to which it makes contributions to be used to purchase the Company's common stock. The Company's contribution vests immediately with the employee and totaled $7,966,000 in 1994, $7,248,000 in 1993 and $6,852,000 in 1992. The Company's contributions were substantially all in the form of preferred stock as described below.

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

     The preferred stock is allocated among participants by the Company matching participants' contributions at a rate of 50% of the first three percent of the participants' basic compensation. The total preferred shares allocated annually are based upon the principal and interest method. If the allocated preferred shares do not meet the Company's matching requirement, an additional cash contribution is made to the TASP. Deferred compensation expense is recognized as the preferred shares are allocated to participants; the amount recognized is equivalent to the interest on the TASP debt plus shares allocated to participants less preferred dividends paid to the TASP. During 1994, 1993 and 1992, $5,780,000, $5,598,000 and $5,359,000,
respectively, of deferred compensation expense was recognized. The TASP guarantees are reduced as principal is paid.

     At December 31, 1994, the TASP owned 962,748 shares of Series B preferred stock, of which 169,546 shares have been allocated to employees. At December 31, 1994, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.

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

     Following is a summary of stock option unit data:

                                          1994         1993        1992

     Outstanding at January 1           3,813,599   3,552,068   3,516,634
       Granted                            736,800     650,000     300,000
       Exercised                         (614,709)   (324,482)   (194,775)
       Expired, canceled or
         surrendered                     (157,262)    (63,987)    (69,791)

     Outstanding at December 31         3,778,428   3,813,599   3,552,068
     Options which became exercisable
       during the year                    644,500     300,000     580,000
     Options exercisable at
       December 31                      3,041,628   3,163,599   3,252,068
     Shares reserved at December 31
       For future option grants         1,485,275   2,119,200   2,725,975
       For issuance (including future
         option grants, if any)         5,263,703   5,932,799   6,278,043

     Exercise prices related to options outstanding at December 31, 1994 ranged from $10.75 to $32.75 per share and aggregated $68,102,367. Exercise prices related to options exercised during 1994 ranged from $10.75 to $26.38, during 1993, $12.19 to $19.94 and during 1992, $12.19 to $16.40.

10. Commitments and Contingencies

     The Company has entered into interest rate swap agreements that expire in 1999. These agreements effectively convert $60 million of variable rate debt to fixed rate debt. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to interest expense. The Company is exposed to credit loss on the interest rate swap in the event of non-performance by counter parties, but the Company does not anticipate nonperformance by any of these counter parties. The approximate fair value of the interest rate swaps at December 31, 1994 was $838,000.

     The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.

11. Industry Group Analysis and Foreign Operations

     The operations of the Company and its subsidiaries, which are conducted primarily in the United States and Canada, encompass principally three business segments: nationwide, full-service trucking (CF MotorFreight), regional trucking and full-service truckload (Con-Way Transportation Services), and air freight (Emery Worldwide). The activities of these groups are fully described elsewhere in this Annual Report. Revenues and expenses are allocated between the United States and international, depending on whether the shipments are between locations within the United States or between locations where one or both are outside the United States.

     Following is an analysis by geographic and industry group. Operating income is net of general corporate expenses, a portion of which has been allocated to subsidiaries on a revenue and capital basis. Intersegment revenues and earnings thereon have been eliminated. The identifiable assets of the parent consist principally of cash, cash equivalents and receivables.


GEOGRAPHIC GROUP INFORMATION
(Dollars in thousands)

                                 Consolidated       U.S.        International
Year Ended December 31, 1994
      Revenues                     $4,680,749     $3,981,036        $699,713
      Operating income                142,234        114,732          27,502
      Identifiable assets           2,472,723      2,388,953          83,770

Year Ended December 31, 1993
      Revenues                     $4,191,811     $3,665,654        $526,157
      Operating income                120,157        113,179           6,978
      Identifiable assets           2,316,350      2,231,469          84,881

Year Ended December 31, 1992
      Revenues                     $4,055,589     $3,542,521        $513,068
      Operating income (loss)          48,581         56,437          (7,856)
      Identifiable assets           2,293,067      2,198,386          94,681


Consolidated Freightways, Inc. and Subsidiaries
INDUSTRY GROUP INFORMATION


(Dollars in thousands)                                                                          Industry Group

                                                      Adjustments                                  Con-Way
                                                     Eliminations and       CF Motor            Transportation         Emery
                                     Consolidated       the Parent           Freight                Services          Worldwide

Year Ended December 31, 1994
Revenues                              $4,680,479                              $2,094,081              $1,018,544        $1,567,854
Operating expenses                     3,824,141                               1,823,792                 748,086         1,252,263
Selling and administrative expenses      580,370                                 243,810                 124,719           211,841
Depreciation                             133,734                                  73,081                  34,519            26,134
Operating income (loss)                  142,234                                ($46,602)               $111,220           $77,616
Other income (expense)                   (30,314)
   Income before income taxes           $111,920

Capital expenditures                    $181,928             ($961)              $36,849                 $97,392           $48,648

Identifiable assets                   $2,472,723          $193,733              $866,353                $420,744          $991,893


Year Ended December 31, 1993
Revenues                              $4,191,811                              $2,112,237                $818,301        $1,261,273
Operating expenses                     3,407,996                               1,770,148                 615,585         1,022,263
Selling and administrative expenses      528,022                                 226,405                 101,144           200,473
Depreciation                             135,636                                  83,972                  29,718            21,946
Operating income                         120,157                                 $31,712                 $71,854           $16,591
Other income (expense)                   (28,716)
   Income before income taxes            $91,441

Capital expenditures                    $201,210            $2,789               $52,470                 $63,823           $82,128

Identifiable assets                   $2,316,350          $205,280              $864,748                $338,567          $907,755


Year Ended December 31, 1992
Revenues                              $4,055,589                              $2,184,190                $724,195        $1,147,204
Operating expenses                     3,306,732                               1,803,854                 532,476           970,402
Selling and administrative expenses      561,581                                 269,849                 105,001           186,731
Depreciation                             138,695                                  83,002                  32,971            22,722
Operating income (loss)                   48,581                                 $27,485                 $53,747          ($32,651)
Other income (expense)                   (59,314)
   Loss before income tax benefits      ($10,733)

Capital expenditures                    $148,706            $1,267               $91,026                 $36,317           $20,096

Identifiable assets                   $2,293,067          $392,120              $803,300                $228,565          $869,082




CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
12. Quarterly Financial Data (Unaudited)
    (Dollars in thousands except per share data)



                                     March 31         June 30 *       September 30     December 31

1994 - Quarter Ended
     Revenues                        $1,103,221       $1,059,775       $1,236,483       $1,281,000
     Operating income                    35,484           17,972           48,365           40,413
     Income before income taxes          28,758           10,805           41,913           30,444
     Income taxes                        13,502            5,598           21,632           10,893
     Extraordinary charge                    --               --            5,522               --
     Net income available to common
        shareholders                     10,522              444            9,991           14,753
     Per share:
       Primary net income                  0.28             0.01             0.27 **          0.40
       Fully diluted net income            0.25             0.01             0.24 **          0.37
       Market price range           $29.25-$23.25    $27.50-$21.75    $25.13-$20.75    $23.00-$18.00
       Common dividends                  --               --               --                 0.10


                                     March 31         June 30         September 30     December 31

1993 - Quarter Ended

     Revenues                          $992,981       $1,020,224       $1,067,003       $1,111,603
     Operating income                    21,350           25,315           38,448           35,044
     Income before income taxes          15,481           16,937           31,678           27,345
     Income taxes                         7,213            8,545           14,599           10,510
     Net income available to common
      shareholders                        3,519            3,645           12,382           12,061
     Per share:
       Primary net income                  0.10             0.10             0.35             0.33
       Fully diluted net income            0.09             0.09             0.31             0.29
       Market price range           $20.38-$16.25    $18.75-$14.75    $16.88-$13.63    $24.00-$15.50

*  Results include the affects of the 24 day Teamster strike at CF MotorFreight.
** Includes losses per common share of $.15 primary and $.13 fully diluted for the extraordinary charge, net of tax benefits, for the write-off of intrastate operating rights.




Ten Year Financial Summary

Consolidated Freightways, Inc. and Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
                                                1994           1993            1992             1991             1990
SUMMARY OF OPERATIONS
Revenues                                     $4,680,479      $4,191,811      $4,055,589       $4,082,257       $4,208,527
    CF MotorFreight                           2,094,081       2,112,237       2,184,190        2,142,603        2,185,271
    Con-Way Transportation Services           1,018,544         818,301         724,195          639,443          638,098
    Emery Worldwide                           1,567,854       1,261,273       1,147,204        1,300,211        1,385,158
Operating income (loss)                         142,234         120,157          48,581            1,736            6,044
    CF MotorFreight                             (46,602)         31,712          27,485 (b)       51,991          108,462
    Con-Way Transportation Services             111,220          71,854          53,747           33,318           25,547 (d)
    Emery Worldwide                              77,616          16,591         (32,651)         (83,573)        (127,965)
Depreciation and amortization                   145,765         146,297         166,917          168,527          170,757
Investment income                                 2,205           5,586           5,041           10,558            2,531
Interest expense                                 27,945          30,333          38,893           46,703           40,178
Income (loss) before income taxes (benefits)    111,920          91,441         (10,733)         (43,337)         (32,678)
Income taxes (benefits)                          51,625          40,867          (7,077)          (2,916)          (4,697)
Net income (loss) applicable to common
    shareholders                                 35,710 (a)      31,607         (97,728)(c)      (53,112)         (40,727)
Cash from operations                            165,182         172,808         131,779          192,356          194,821

PER SHARE
Net income (loss) applicable to common
    shareholders                                    .96 (a)         .87           (2.78)(c)        (1.52)           (1.16)
Dividends on common stock                           .10              --              --               --              .53
Common shareholders' equity                       14.58           13.65           12.64            15.30            16.50

FINANCIAL POSITION
Cash and cash equivalents                        95,711         139,044         152,064          284,645          217,680
Property, plant and equipment, net              944,592         910,444         886,834          896,922          953,504
Total assets                                  2,472,723       2,316,350       2,293,067        2,285,466        2,412,003
Capital expenditures                            181,928         201,210         148,706           98,073          141,784
Long-term debt and capital leases               397,857         408,409         505,320          646,655          673,611
Shareholders' equity                            673,629         623,375         579,161          547,083          581,979

RATIOS AND STATISTICS
Current ratio                                  1.1 to 1        1.1 to 1        1.2 to 1         1.2 to 1         1.2 to 1
Income (loss) as % of revenues                     .76%            .75%          (2.4)%           (1.3)%           (1.0)%
Effective income tax rate                         46.1%           44.7%         (65.9%)           (6.7%)          (14.4)%
Long-term debt and capital leases as % of
    total capitalization                             37%             40%             47%              54%              54%
Return on average invested capital                    6%              5%             --             (3)%             (2)%
Return on average shareholders' equity                9%              8%           (1)%             (7)%             (7)%
Common dividends as % of net income (loss)           10%             --              --               --               46%
Average shares outstanding                   37,216,044      36,187,682      35,195,743       35,033,738       34,988,778
Market price range                         $29.25-$18.00   $24.00-$13.63   $19.63-$12.50    $21.50-$9.50    $26.88-$10.75
Number of shareholders                           16,015          15,785          15,260           14,300           14,500
Number of employees                              40,500          39,100          37,900           37,700           41,300

Ten Year Financial Summary (continued)
                                             1989 (e)          1988            1987             1986             1985
SUMMARY OF OPERATIONS
Revenues                                     $3,760,193      $2,689,075      $2,296,911       $2,124,467       $1,882,142
    CF MotorFreight                           1,996,681       1,836,141       1,621,148        1,524,336        1,382,637
    Con-Way Transportation Services             558,517         463,918         370,940          318,841          233,930
    Emery Worldwide                           1,204,995         389,016         304,823          281,290          265,575
Operating income (loss)                          50,855         162,727         101,248          135,045          112,235
    CF MotorFreight                             107,895         119,116          92,456          128,927          109,005
    Con-Way Transportation Services              40,365          33,373           6,404           11,359             (731)
    Emery Worldwide                             (97,405)         10,238           2,388           (5,241)           3,961
Depreciation and amortization                   159,282         116,204         102,165           94,262           85,953
Investment income                                 5,418          13,950          25,182           16,942           22,468
Interest expense                                 38,471           6,324           6,016            7,298            6,159
Income (loss) before income taxes (benefits)     24,297         173,330         119,311          147,639          127,408
Income taxes (benefits)                          15,685          60,177          44,741           58,530           48,117
Net income (loss) applicable to common
    shareholders                                 12,048 (f)     113,153          74,570           89,109           79,291
Cash from operations                             81,031         243,595         206,841          224,242          176,356

PER SHARE
Net income (loss) applicable to common
    shareholders                                    .33 (f)        3.00            1.93             2.31             2.06
Dividends on common stock                          1.04             .96             .88              .80              .72
Common shareholders' equity                       18.01           20.32           18.16            17.22            15.69

FINANCIAL POSITION
Cash and cash equivalents                       111,081         134,783         161,590          153,334          119,614
Property, plant and equipment, net            1,016,325         760,349         622,181          573,092          537,659
Total assets                                  2,391,826       1,536,099       1,377,329        1,288,063        1,134,430
Capital expenditures                            255,793         258,368         155,127          136,278          164,862
Long-term debt and capital leases               652,169          47,677          50,935           58,700           62,539
Shareholders' equity                            630,122         766,248         687,857          665,048          603,794

RATIOS AND STATISTICS
Current ratio                                  1.2 to 1        1.3 to 1        1.4 to 1         1.5 to 1         1.6 to 1
Income (loss) as % of revenues                      .3%             4.2%            3.2%             4.2%             4.2%
Effective income tax rate                          64.6%           34.7%           37.5%            39.6%            37.8%
Long-term debt and capital leases as % of
    total capitalization                             51%              6%              7%               8%               9%
Return on average invested capital                    2%             12%              9%              11%              10%
Return on average shareholders' equity                2%             16%             11%              14%              14%
Common dividends as % of net income (loss)          315%             32%             46%              35%              35%
Average shares outstanding                   36,791,182      37,712,402      38,579,572       38,586,375       38,428,242
Market price range                         $37.75-$25.25   $34.75-$25.25   $41.25-$22.75   $36.50-$23.67    $27.50-$18.67
Number of shareholders                           13,427          12,789          12,202           11,622           10,901
Number of employees                              40,800          29,400          26,300           24,600           21,700


(a) Includes $5.5 million ($.15 per share primary and $.13 per share fully diluted) extraordinary charge, net of related tax benefits, for the write-off of intrastate operating rights.
(b) Includes special charges of $17.3 million related to CF MotorFreight and write-off of Canadian operating authorities.
(c) Includes $70 million ($1.99 per share) cumulative effect of change in method of accounting for post retirement benefits and $7.4 million
    ($.21 per share) extraordinary charge from early retirement of debt. Also included are special charges of $17.3 million, $10.5 million of charges for the write-down of properties held for sale and certain other intangibles and related tax benefits
(d) Includes one-time subsidiary closure costs of $11.3 million.
(e) Includes the results of operations of Emery Air Freight Corporation since its acquisition in April.
(f) Includes $11.3 million ($.31 per share) cumulative effect of change in method of accounting for income taxes.
