Form 10-K, Exhibit 13
period 1995-12-31
CONSOLIDATED FREIGHTWAYS INC
filed 1996-03-27
CIK 23675

Exhibit 13

Financial Review and Management Discussion

The Company's 1995 operating income increased marginally over the prior year despite competitive rate discounting that affected all three of the Company's operating units and costs incurred to improve CF MotorFreight's (CFMF) freight flow operations. Operating income at Emery Worldwide improved primarily due to significant international growth. Operating income at Con-Way Transportation Services (CTS) declined from 1994 levels primarily due to expansion costs. The 1994 results include significant losses incurred at CFMF and benefits realized by CTS and Emery from increased business during the strike of the unionized less-than-
truckload (LTL) carriers. Despite these factors, the Company's 1994 operating profit increased 18.4% to $142.2 million from 1993.

Revenue increases at all three of the Company's operating units contributed to a 12.8% increase from 1994 revenues to a record $5.3 billion. CTS and Emery revenues each grew over 12% due to growth in domestic and international markets, respectively. CFMF 1995 revenues increased from the strike-affected 1994 levels despite a reduction in revenues during the fourth quarter following the implementation of its freight flow improvement plan. In 1994, the Company's revenues increased 11.7% from 1993 to $4.7 billion due primarily to significant growth at CTS and Emery that offset the loss of business at CFMF during the strike.

Significant variances in segment revenues and operating income are as follows.

CF MotorFreight

CFMF's 1995 revenues increased 12.8% over strike-affected 1994 levels, despite the loss of business in the fourth quarter following changes to its freight flow network. Total tonnage increased 6.4% with higher rated LTL tonnage increasing 10.6%. The revenue improvement is also attributable to an increase from Menlo Logistics' operations which are included in the CFMF segment. CFMF's 1994 revenues decreased 0.9% on a tonnage decline of 5.8%. Higher rated LTL tonnage declined 5.4% from 1993.

CFMF's    operating   loss   of   $34.4   million   included
approximately $14.4 million of income from its Canadian subsidiaries and from logistics operations. The loss is a 26.2% improvement over that incurred in strike-affected 1994. The operating loss of $46.6 million in 1994 declined from a profit of $31.7 million in 1993, primarily due to losses incurred during the strike.

The 1995 loss includes approximately $26 million of costs from the fourth quarter implementation of changes to freight flow operations called the "Business Accelerator
System" (BAS). Implementation of BAS caused a decline in productivity in dock, city pick-up and delivery, and linehaul operations in the fourth quarter. Business levels also declined as shippers withheld freight during implementation of BAS.

BAS replaces CFMF's traditional hub-and-spoke network in favor of one that moves freight directionally from point-to-point and streamlines the freight network. This reduces miles and handling, thereby reducing transit times and costs as well as rationalizes system capacity. With a competitive service offering, management believes it will be able to re-invigorate its sales and marketing efforts.

In the short-term, management expects to incur additional losses as business levels and system productivity remain below expectations. However, in the long term, management believes that operating margins should improve as business levels, system productivity and utilization improve. Management announced a rate increase of between 5.5% and 6% effective January 1, 1996.

Con-Way Transportation Services

Revenues for 1995 increased 13.1% over 1994 with LTL and total tonnage increases of 6.7% and 6.4%, respectively. The higher revenue levels reflect CTS's continued expansion into new geographic markets, improved penetration in its traditional markets of overnight service and growth from its inter-regional business. CTS was not insulated from rate discounting in its traditional overnight markets. CTS revenues surpassed the billion- dollar milestone in 1994 with an increase of 24.5% from 1993 due to expansion and additional business gained during the strike of the unionized LTL carriers.

CTS's operating income declined 13.2% from the record level in 1994 as its operating margin declined to 8.4% in 1995 from 10.9% in 1994. The decline is attributable to start-up costs and lower system utilization associated with expansion into new geographic areas and markets, relatively higher costs of inter-regional business and the absence of benefits received in 1994 during the strike of the unionized LTL carriers. Operating income increased 54.8% in 1994 with an operating margin of 10.9% compared to 8.8% in 1993.

CTS has completed its regional expansions, allowing for full regional service throughout the United States and parts of Canada. As business levels increase from new geographic and second-day markets, system utilization and productivity should improve. CTS also implemented a January 1996 rate increase of approximately 6%.


Emery Worldwide

Emery's revenues increased 12.7% from 1994 to a record $1.8 billion driven by 37.2% growth in international tonnage. Sluggish growth in certain industries and a slight decline in rates caused domestic revenue to increase only marginally. The 1994 results included the benefits of business gained during the strike of the unionized LTL carriers. Emery's 1994 revenues grew 24.3% from 1993, attributable to a 45.2% increase in international tonnage combined with a 30.2% increase in domestic tonnage.

Operating income increased 5.3% from 1994 establishing a second consecutive record. However, the operating margin of 4.6% represents a decline from 5.0% in 1994 due to the increased proportion of international business. International freight yields a lower margin than domestic freight as Emery utilizes commercial lift, whereas domestically Emery operates a dedicated fleet. Operating income in 1994 represented a fourfold improvement from 1993 income of $16.6 million.

Emery management will seek to improve margins by increasing efforts to gain additional domestic business and to continue the strong international growth. To this end, management has increased the sorting capacity at its Hub in Dayton and is adding additional warehouse space. Aircraft capacity has been added to better satisfy growing customer demands. Cost reductions are the focus of restoring margins amid periods of weaker demand.


Other Income (Expense)

Other net expense increased from 1994 primarily due to a 22.8% increase in interest expense from the $100 million of newly issued 10 year notes and borrowings under a $300 million credit facility. Gains from dispositions of properties and other miscellaneous income have in part offset the increase in interest expense. The net expense in 1994 increased marginally from 1993 because of a 60.5% decline in investment income from the liquidated portfolio offset in part by lower interest expense.


Net Income Available to Common Shareholders

Net income available to common shareholders was $46.6 million and $35.7 million in 1995 and 1994, respectively. The 1994 net income includes a $5.5 million charge for the write-off of intrastate operating rights. Excluding this charge, net income available to common shareholders improved 12.9% over 1994. The 1995 effective income tax rate exceeded the 1994 rate due to a higher foreign tax rate applied to higher foreign income. A higher effective income tax rate in 1994, versus 1993, was due primarily to restrictions on realizing tax benefits of operating losses in certain states and increased non-deductible expenses. The 1994 net income, excluding the $5.5 million charge, was a 30.5% improvement over the net income available to common shareholders in 1993 of $31.6 million.


Liquidity and Capital Resources

At December 31, 1995, the Company had $86.3 million in cash and cash equivalents. Net cash flow from operations during 1995 of $132.9 million was primarily the result of income from operations and depreciation and amortization, offset in part by increased accounts receivable levels. Since late 1994, the Company has been experiencing deterioration in the timeliness of receivables collection resulting in an increase in its working capital investment. To address this, the Company has initiated several programs to streamline its collection efforts and enhance communication with its customers.

Capital expenditures for 1995 were $279.2 million, an increase of $97.3 million over 1994. The increase was due primarily to purchases of revenue equipment and real property by CFMF and CTS. Capital expenditures were financed by cash from operations and most of the proceeds from the issuance of long-term debt and short-term borrowings. The 1996 capital expenditure requirements are expected to be approximately $250 million. The Company intends to finance capital requirements for 1996 with cash from operations supplemented by financing arrangements.

The Company issued $100 million of notes in June 1995 and subsequently, in September 1995, exchanged this privately placed debt with registered debt having essentially the same terms. Separately, the Company increased borrowings under its $300 million unsecured credit facility to $40.0 million as of December 31, 1995. An additional $10.0 million was borrowed against other open lines of credit. The net proceeds from these sources were used for capital expenditures and general corporate purposes.

Also in June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission covering $150 million of debt and equity securities for future issuance with terms to be decided at the time of issuance. Proceeds will be used for general corporate purposes which may include repayment of indebtedness, capital expenditures and working capital needs.

In the fourth quarter of 1994, the Company reinstated its quarterly cash dividend of $.10 per common share. The common dividend had been suspended in June 1990. A portion of the funds required to satisfy the dividend came from the absence of the Series C preferred stock dividend, which ended with their conversion into common stock in the first quarter of 1995.

At December 31, 1995, $111.0 million of letters of credit were issued under the Company's $300 million unsecured credit facility. In addition, $78.4 million of letters of credit were issued and secured with Emery receivables under the $100 million Emery receivables sale facility.

Also at December 31, 1995, $40.4 million of letters of credit were issued under several unsecured letter of credit facilities.

At December 31, 1995, the Company's ratio of long-term debt obligations (including guarantees) to total capital (including long-term obligations) was 40.7% compared with 37.1% at year-end 1994. The ratio increase is primarily attributable to the issuance of the $100 million medium term notes in 1995. The current ratio was 1.2 to 1 at December 31, 1995 and 1994.


Other

The Company's operations necessitate the storage of fuel in underground tanks as well as the disposal of substances regulated by various federal and state laws. The Company adheres to a stringent site-by-site tank testing and maintenance program performed by qualified independent third parties to protect the environment and comply with regulations. Where the need for environmental cleanup is necessary, the Company takes appropriate action.

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

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Consolidated Freightways, Inc.

We have audited the accompanying consolidated balance sheets of Consolidated Freightways, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Freightways, Inc. and subsidiaries as of December 31,
1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/Arthur Andersen LLP

San Francisco, California
January 26, 1996

                 CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 DECEMBER 31
                           (Dollars in thousands)


                                                      1995              1994

ASSETS

Current Assets
  Cash and cash equivalents                      $    86,345      $    95,711
  Trade accounts receivable, net of
     allowances (Note 1)                             762,134          659,191
  Other accounts receivable                           53,784           37,021
  Operating supplies, at lower of average
     cost or market                                   45,890           41,719
  Prepaid expenses                                    69,374           71,277
  Deferred income taxes (Note 5)                     134,035          126,546
    Total Current Assets                           1,151,562        1,031,465


Property, Plant and Equipment, at cost
  Land                                              177,614           163,965
  Buildings and improvements                        562,760           510,568
  Revenue equipment                               1,073,505           979,002
  Other equipment and leasehold improvements        377,644           368,809
                                                  2,191,523         2,022,344
  Accumulated depreciation and amortization      (1,115,538)       (1,077,752)
                                                  1,075,985           944,592

Other Assets
  Restricted funds                                   11,189            12,861
  Deposits and other assets                          88,573            80,626
  Unamortized aircraft maintenance, net (Note 1)    114,636            81,010
  Costs in excess of net assets of businesses
   acquired, net of accumulated
   amortization (Note 1)                            308,141           322,169
                                                    522,539           496,666

Total Assets                                     $2,750,086       $ 2,472,723



The accompanying notes are an integral part of these statements.

                 CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31
                            (Dollars in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY                     1995          1994

Current Liabilities
  Accounts payable                                   $  296,203   $  253,584
  Accrued liabilities (Note 2)                          474,028      474,854
  Accrued claims costs                                  150,643      138,800
  Current maturities of long-term debt and
     capital leases  (Notes 3 and 4)                      2,412        3,712
  Short-term borrowings (Note 3)                         50,000            -
  Federal and other income taxes (Note 5)                12,938        6,275
    Total Current Liabilities                           959,224      877,225

Long-Term Liabilities
  Long-term debt and guarantees (Note 3)                384,545      286,833
  Long-term obligations under capital
     leases (Note 4)                                    110,965      111,024
  Accrued claims costs                                  166,442      163,849
  Employee benefits (Note 7)                            236,131      216,853
  Other liabilities and deferred credits                 93,685      105,276
  Deferred income taxes (Note 5)                         76,734       38,034
    Total Liabilities                                 2,027,726    1,799,094

Shareholders' Equity  (Note 6)
  Preferred stock, no par value; authorized
   5,000,000 shares:
    Series B, 8.5% cumulative, convertible,
     $.01 stated  value; designated 1,100,000
      shares; issued 954,412 and 962,748
       shares,  respectively                                 10           10
    Series C, 8.738% cumulative, convertible,
    $.01 stated value; designated and issued
     none and 690,000 shares, respectively                    -            7
  Additional paid-in capital, preferred stock           145,156      264,284
  Deferred compensation (Note 8)                       (114,896)    (120,646)
    Total Preferred Shareholders' Equity                 30,270      143,655
  Common stock, $.625 par value; authorized
   100,000,000 shares; issued 51,451,490 and
    43,955,510 shares, respectively                      32,157       27,472
  Additional paid-in capital, common stock              239,696      116,209
  Cumulative translation adjustment                      (2,028)      (1,170)
  Retained earnings                                     608,399      574,885
  Cost of repurchased common stock
   (7,549,174 and 7,601,382 shares, respectively)      (186,134)    (187,422)
    Total Common Shareholders' Equity                   692,090      529,974
  Total Shareholders' Equity                            722,360      673,629
Total Liabilities and Shareholders' Equity           $2,750,086   $2,472,723


The accompanying notes are an integral part of these statements.

                     CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                            STATEMENTS OF CONSOLIDATED INCOME
                                 YEARS ENDED DECEMBER 31
                      (Dollars in thousands except per share data)



                                            1995         1994          1993
REVENUES                                $5,281,084   $4,680,479    $4,191,811

COSTS AND EXPENSES
  Operating expenses                     4,394,849    3,824,141     3,407,996
  Selling and administrative expenses      606,217      580,370       528,022
  Depreciation                             136,117      133,734       135,636
                                         5,137,183    4,538,245     4,071,654
OPERATING INCOME                           143,901      142,234       120,157

OTHER INCOME (EXPENSE)
  Investment income                            841        2,205         5,586
  Interest expense                         (34,325)     (27,945)      (30,333)
  Miscellaneous, net                           456       (4,574)       (3,969)
                                           (33,028)     (30,314)      (28,716)

Income before income taxes and
 extraordinary charge                      110,873      111,920        91,441
Income taxes (Note 5)                       53,508       51,625        40,867
Income before extraordinary charge          57,365       60,295        50,574

Extraordinary charge from write-off
 of intrastate  operating rights, net
 of related income tax benefits
 of $4,056                                    -           5,522           -
Net income                                  57,365       54,773        50,574

Preferred stock dividends                   10,799       19,063        18,967

NET INCOME AVAILABLE TO
   COMMON SHAREHOLDERS                  $   46,566   $   35,710    $   31,607

Primary average shares (Note 1)         44,362,485   37,216,044    36,187,682
Fully diluted average shares (Note 1)   48,723,790   41,541,388    40,857,876

PRIMARY EARNINGS PER SHARE: (Note 1)
  Net income before extraordinary
   charge                               $     1.10   $     1.11    $     0.87
  Extraordinary charge                          -         (0.15)           -
  Net income                            $     1.10   $     0.96    $     0.87


FULLY DILUTED EARNINGS PER
 SHARE (Note 1)                         $     1.04   $     0.87    $     0.77


The accompanying notes are an integral part of these statements.

                     CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                         STATEMENTS OF CONSOLIDATED CASH FLOWS
                               YEARS ENDED DECEMBER 31
                               (Dollars in thousands)

                                               1995        1994      1993
Cash and Cash Equivalents, Beginning
  of Period                                 $  95,711  $ 139,044  $ 152,064

Cash Flows from Operating Activities
  Income before extraordinary charge           57,365     60,295     50,574
  Adjustments to reconcile income to net
    cash provided by operating activities:
    Depreciation and amortization             148,050    145,765    146,297
    Increase (decrease) in deferred
       income taxes                            32,844      3,417    (20,298)
    Losses (gains) from property disposals     (2,505)     1,147       (607)
    Changes in assets and liabilities:
      Receivables                            (119,706)  (148,934)  (194,320)
      Notes receivable from sale of
        trade receivables                           -          -    166,399
      Accrued claims costs                     14,436     (9,592)    (7,400)
      Accounts payable                         15,619     46,557     17,225
      Income taxes                              6,663    (10,873)    (9,871)
      Accrued incentive compensation          (30,413)    27,074      7,396
      Accrued liabilities and other            10,542     50,326     17,413
Net Cash Provided by Operating Activities     132,895    165,182    172,808

Cash Flows from Investing Activities
  Capital expenditures                       (279,215)  (181,928)  (201,210)
  Purchases of marketable securities                -          -    (54,749)
  Sales of marketable securities                    -     13,727     88,887
  Proceeds from sales of property              11,890     10,325     12,270
Net Cash Used by Investing Activities        (267,325)  (157,876)  (154,802)

Cash Flows from Financing Activities
  Proceeds from issuance of long-term debt     98,890          -     32,000
  Repayment of long-term debt and capital
    lease obligations                          (2,537)   (39,486)   (45,236)
  Net short-term borrowings                    50,000          -          -
  Proceeds from issuance of common stock       10,460     11,949      5,387
  Redemption of preferred stock
    purchase rights                              (435)         -          -
  Payments of common dividends                (16,688)         -          -
  Payments of preferred dividends             (14,626)   (23,102)   (23,177)
Net Cash Provided (Used) by Financing
    Activities                                125,064    (50,639)   (31,026)

Decrease in Cash and Cash Equivalents          (9,366)   (43,333)   (13,020)

Cash and Cash Equivalents, End of Period   $   86,345 $   95,711  $ 139,044

Supplemental Disclosure
    Cash paid for income taxes             $   27,400 $   56,679   $ 71,036

    Cash paid for interest (net of
      amounts capitalized)                 $   29,856 $   24,401   $ 30,438


The accompanying notes are an integral part of these statements.


                                         PAGE 24

                             CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES

                             STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                            (Dollars in thousands)


                                                       Preferred Stock Series B   Preferred Stock Series C       Common Stock
                                                    Number of                       Number of                 Number of
                                                       Shares        Amount          Shares      Amount      Shares     Amount

 Balance, December 31, 1992                          974,152      $ 10             690,000      $  7      43,016,319   $ 26,887

 Exercise of stock options, net of tax
     benefits of $708                                      -         -                   -         -         324,482        203
 Recognition of deferred compensation                      -         -                   -         -               -          -
 Repurchased common stock issued for
    conversion of preferred stock                     (5,497)        -                   -         -               -          -
 Net income                                                -         -                   -         -               -          -
 Series B, Preferred dividends ($12.93
     per share) net of tax benefits of $4,207              -         -                   -         -               -          -
 Series C, Preferred dividends ($15.40 per share)          -         -                   -         -               -          -
 Translation adjustment                                    -         -                   -         -               -          -

 Balance, December 31, 1993                          968,655        10             690,000         7      43,340,801     27,090

 Exercise of stock options, net of tax
     benefits of $2,400                                    -         -                   -         -         614,709        382
 Recognition of deferred compensation                      -         -                   -         -               -          -
 Repurchased common stock issued for
    conversion of preferred stock                     (5,907)        -                   -         -               -          -
 Net income                                                -         -                   -         -               -          -
 Common dividends declared ($.10 per share)                -         -                   -         -               -          -
 Series B, Preferred dividends ($12.93
     per share) net of tax benefits of $4,039              -         -                   -         -               -          -
 Series C, Preferred dividends ($15.40 per share)          -         -                   -         -               -          -
 Translation adjustment                                    -         -                   -         -               -          -

 Balance, December 31, 1994                          962,748        10             690,000         7      43,955,510     27,472

 Exercise of stock options, net of tax
     benefits of $1,122                                    -         -                   -         -         583,143        364
 Conversion of Series C Preferred stock
    to Common stock                                        -         -            (690,000)       (7)      6,900,000      4,313
 Issuance of restricted stock                              -         -                   -         -          12,837          8
 Recognition of deferred compensation                      -         -                   -         -               -          -
 Redemption of preferred stock purchase
    rights (Note 6)                                        -         -                   -         -               -          -
 Repurchased common stock issued for
    conversion of preferred stock                     (8,336)        -                   -         -               -          -
 Net income                                                -         -                   -         -               -          -
 Common dividends declared ($.30 per share)                -         -                   -         -               -          -
 Series B, Preferred dividends ($12.93
     per share) net of tax benefits of $3,827              -         -                   -         -               -          -
 Series C, Preferred dividends ($3.20 per share)           -         -                   -         -               -          -
 Translation adjustment                                    -         -                   -         -               -          -

Balance, December 31, 1995                           954,412      $ 10                   -      $  -      51,451,490   $ 32,157


The accompanying notes are an integral part of these statements.

                                        PAGE 25


STATEMENTS OF SHAREHOLDERS' EQUITY (continued)


                                                                                                Cost of
                                                     Additional     Cumulative                Repurchased
                                                       Paid-in     Translation    Retained      Common        Deferred
                                                       Capital      Adjustment    Earnings       Stock      Compensation  Total

 Balance, December 31, 1992                          $  365,866    $   2,927    $ 511,207   $(189,546)    $(138,197)  $ 579,161

 Exercise of stock options, net of tax
     benefits of $708                                     5,184            -            -           -             -       5,387
 Recognition of deferred compensation                         -            -            -           -         8,921       8,921
 Repurchased common stock issued for
    conversion of preferred stock                        (1,202)           -            -       1,202             -           -
 Net income                                                   -            -       50,574           -             -      50,574
 Series B, Preferred dividends ($12.93
     per share) net of tax benefits of $4,207                 -            -       (8,343)          -             -      (8,343)
 Series C, Preferred dividends ($15.40 per share)             -            -      (10,627)          -             -     (10,627)
 Translation adjustment                                       -       (1,698)           -           -             -      (1,698)

 Balance, December 31, 1993                             369,848        1,229      542,811    (188,344)     (129,276)    623,375

 Exercise of stock options, net of tax
     benefits of $2,400                                  11,567            -            -           -             -      11,949
 Recognition of deferred compensation                         -            -            -           -         8,630       8,630
 Repurchased common stock issued for
    conversion of preferred stock                          (922)           -            -         922             -           -
 Net income                                                   -            -       54,773           -             -      54,773
 Common dividends declared ($.10 per share)                   -            -       (3,636)          -             -      (3,636)
 Series B, Preferred dividends ($12.93
     per share) net of tax benefits of $4,039                 -            -       (8,436)          -             -      (8,436)
 Series C, Preferred dividends ($15.40 per share)             -            -      (10,627)          -             -     (10,627)
 Translation adjustment                                       -       (2,399)           -           -             -      (2,399)

 Balance, December 31, 1994                             380,493       (1,170)     574,885    (187,422)     (120,646)    673,629

 Exercise of stock options, net of tax
     benefits of $1,122                                  10,096            -            -           -             -      10,460
 Conversion of Series C Preferred stock
    to Common stock                                      (4,306)           -            -           -             -           -
 Issuance of restricted stock                               292            -            -           -          (300)          -
 Recognition of deferred compensation                         -            -            -           -         6,050       6,050
 Redemption of preferred stock purchase
    rights (Note 6)                                        (435)           -            -           -             -        (435)
 Repurchased common stock issued for
    conversion of preferred stock                        (1,288)           -            -       1,288             -           -
 Net income                                                   -            -       57,365           -             -      57,365
 Common dividends declared ($.30 per share)                   -            -      (13,052)          -             -     (13,052)
 Series B, Preferred dividends ($12.93
     per share) net of tax benefits of $3,827                 -            -       (8,592)          -             -      (8,592)
 Series C, Preferred dividends ($3.20 per share)              -            -       (2,207)          -             -      (2,207)
 Translation adjustment                                       -         (858)           -           -             -        (858)

Balance, December 31, 1995                           $  384,852    $  (2,028)   $ 608,399   $(186,134)    $(114,896)  $ 722,360

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

      Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $26,219,000 and $26,938,000 at December 31, 1995 and 1994,
respectively.

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

      The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the Company has recorded unamortized maintenance of $174,233,000 and $140,607,000 at December 31, 1995 and 1994, respectively. Under the Company's various aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $59,597,000 at December 31, 1995 and 1994 to accrue for this obligation and any estimated unusable maintenance at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is classified as Unamortized Aircraft Maintenance, net, in the Consolidated Balance Sheets.

      Costs in Excess of Net Assets of Businesses Acquired: The costs in excess of net assets of businesses acquired (goodwill) are capitalized and amortized on a straight-line basis up to a 40-year period. Impairment is periodically reviewed based on a comparison of estimated, undiscounted cash flows from the underlying subsidiary to the related investment. Based on this review, management does not believe goodwill is impaired. Accumulated amortization at December 31, 1995 and 1994 was $69,581,000 and $59,995,000,
respectively.

      Income Taxes: The Company follows the liability method of accounting for income taxes.

      Accrued Claims Costs: The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based on trends of losses for filed claims and claims estimated to be incurred but not filed. The long-term portion of accrued claims costs relate primarily to workers' compensation claims which are payable over several years.

      Earnings Per Share: Primary earnings per common share are based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options. Fully diluted earnings per share are similarly computed, but include the dilutive effect of the Company's Thrift and Stock Plan (TASP) shares. The 1995 primary and fully diluted computations include the addback of $2,207,000 for the conversion of Series C preferred stock. The 1995 and 1994 fully diluted computations include addbacks to earnings of $1,849,000 and $478,000, respectively, representing the Series B preferred stock dividend net of replacement funding.

      In November 1993, the Accounting Standards Division of the AICPA issued Statement of Position 93-6, "Employers' Accounting for Employee

Stock Ownership Plans". The Company is not required to adopt this method of accounting as the TASP was established before December 31, 1992. If this statement had been adopted January 1, 1994, both the primary and fully diluted earnings per share for years ended December 31, 1995 and 1994 would have been $1.06 and $.94, respectively.

      Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

     Reclassification: Certain amounts in prior year's financial statements have been reclassified to conform to the current year presentation.


2. Accrued Liabilities

Accrued liabilities consist of the following as of December 31:

                                                1995      1994
   (Dollars in thousands)

   Other accrued liabilities                   $184,297  $178,058
   Accrued holiday and vacation pay             103,354    95,219
   Accrued taxes other than income taxes         48,911    46,725
   Wages and salaries                            47,055    41,517
   Estimated revenue adjustments                 32,789    28,157
   Accrued interest                              23,593    20,216
   Union   pension,  health  and  welfare        22,098    22,618
   Accrued incentive compensation                11,931    42,344
        Total accrued liabilities              $474,028  $474,854



3. Debt and Guarantees

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                           1995         1994

     9 1/8% Notes Due 1999 (interest payable
       semi-annually)                          $117,705      $117,705
     7.35% Notes due 2005
       (interest payable semi-annually)         100,000            --
     6.32% to 7.25% Industrial Revenue
       Bonds due through 2014                    19,900        19,900
     Medium-Term Notes                               --         2,000
     Other debt                                     290           876
     TASP Notes guaranteed due through 2009     149,000       150,000
                                                386,895       290,481
     Less current maturities                     (2,350)      (3,648)
     Total long-term debt and guarantees       $384,545      $286,833





      The 9 1/8% notes due in 1999 and the 7.35% notes due in 2005 contain certain covenants limiting the incurrence of additional liens.


      In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission covering $150 million of debt and equity securities for future issuance with terms to be decided at the time of issuance.

      In January 1995, the Company entered into a $300 million unsecured credit facility to provide for the Company's letter of credit and working capital needs. Borrowings under the agreement, which expires in 1999, bear interest at a rate (6.45% at December 31, 1995) based upon LIBOR plus a margin dependent on the Company's credit rating. The agreement contains various restrictive covenants which limit the incurrence of additional indebtedness and require the Company to maintain minimum amounts of tangible net worth and fixed charge coverage. As of December 31, 1995, the Company had $40.0 million of short-term borrowings and $111.0 million of letters of credit outstanding under this agreement. In addition, the Company had $10.0 million of short-term borrowings under other open lines of credit.

      Of the $149 million TASP Notes, $116.4 million are subject to redemption at the option of the holders should a certain designated event occur or ratings by both Moody's and S&P of senior unsecured indebtedness decline below investment grade. The remaining $32.6 million of the notes contain financial covenants including a common dividend restriction equal to $10.0 million plus one-half of the Company's earnings since inception of the agreement.

      The Company has a $100 million receivable sale facility under which $78.4 million of letters of credit were issued. The agreement, which expires in 1997 with an option to renew, involves the sale of eligible Emery receivables to a special-purpose corporation, Emery Receivables Corporation (ERC), for use as collateral for cash or non-transferable promissory notes and related letters of credit. The letters of credit may be issued only on behalf of Emery Air Freight Corporation and Emery Worldwide Airlines, Inc. for a term of one year with an option to renew. Under the terms of the agreement, ERC's assets will be available to satisfy its obligations prior to any distribution to its stockholders. The agreement contains various covenants, the most restrictive of which requires the participating companies to maintain specified amounts of tangible net worth.

     The aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31 are: 1996, $2,350,000; 1997, $3,120,000; 1998, $4,220,000; 1999, $122,905,000; and
2000, $6,400,000.

      The Company's consolidated interest expense as presented in the Statements of Consolidated Income is net of interest capitalized of $1,092,000 in 1995, $1,042,000 in 1994 and $1,224,000 in 1993.



4. Leases

      The Company and its subsidiaries are obligated under various non-cancelable leases which expire at various dates through 2014.

      The principal capital lease covers a sorting facility in Dayton, Ohio (Facility) for a 30-year lease term. The Facility is financed by City of Dayton, Ohio revenue bonds. Of the total bonds, $46 million bear an effective rate of 8%, while the remaining $62 million bear variable rates of interest of approximately 4.5% at December 31, 1995. The bonds, due through 2009, have various call provisions and are secured by the underlying assets of the lease, a $7 million debt service fund, certain other Emery assets and irrevocable letters of credit. Included in property, plant and equipment is $44,986,000 of equipment and leasehold improvements, net, related to the facility.

      Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1995, are as follows:

                                                 Capital    Operating
     (Dollars in thousands)                       Leases       Leases

     Year ending December 31
       1996                                      $9,018       $163,317
       1997                                       9,018        118,143
       1998                                       9,018         65,942
       1999                                      10,298         52,417
       2000                                      10,298         35,699
       Thereafter                               181,470         31,759
     Total minimum lease payments               229,120       $467,277
     Less amount representing interest         (118,093)
     Present value of minimum lease
       payments                                 111,027
     Less current maturities of obligations
       under capital leases                         (62)
     Long-term obligations under capital
       leases                                  $110,965


      Certain operating contain financial covenants equal to or less restrictive than covenants on debt. Certain leases, guaranteed by subsidiaries, contain restrictive covenants limiting additional debt and minimum tangible net worth and fixed charge coverage of the respective subsidiaries.




     Rental expense for operating leases is comprised of the following:

                                      1995       1994       1993
     (Dollars in thousands)

        Minimum rentals             $231,069   $195,507   $185,425
        Less:
          Sublease rentals           (10,273)    (6,811)   (10,886)
          Amortization of deferred
            gains                     (1,785)    (1,785)    (1,785)

                                    $219,011   $186,911   $172,754

5. Income Taxes

     The components of pretax income and income taxes are as follows:

                                     1995       1994        1993
(Dollars in thousands)

Pretax income
  U.S. corporations                $ 94,097    $ 99,848  $ 84,700
  Foreign corporations               16,776      12,072     6,741
  Total pretax income              $110,873    $111,920  $ 91,441

Income taxes (benefits)
  Current
    U.S. federal                   $  4,804    $ 37,643  $ 63,956
    State and local                   3,418       6,313     7,089
    Foreign                          12,442       5,855     5,475
                                     20,664      49,811    76,520

  Deferred
    U.S. federal                     28,330        (766)  (31,616)
    State and local                   4,003       2,775    (3,642)
    Foreign                             511        (195)     (395)
                                     32,844       1,814   (35,653)
   Total income taxes              $ 53,508    $ 51,625  $ 40,867


    During 1995 and 1994, the Company utilized $11 million and $62 million, respectively, of net operating loss carryforwards from an acquired subsidiary to reduce the income tax liability of that subsidiary. The related tax benefits of approximately $5 million and $22 million, respectively, were used to reduce costs in excess of net assets of businesses acquired. The Company has remaining net operating loss carryforwards from acquired subsidiaries of approximately $30 million, which expire in 2002 and 2003 and when realized, will be used to further reduce costs in excess of net assets of businesses acquired.

      The components of deferred tax assets and liabilities on the balance sheets at December 31, relate to the following:

     (Dollars in thousands)

     Deferred tax assets                                 1995        1994
       Reserves for accrued claims costs              $ 79,366    $ 78,890
       Reserves for post retirement health benefits     56,998      53,729
       Other reserves not currently deductible          47,761      42,579
       Reserves for employee benefits                   43,007      47,644
       Foreign tax and alternative minimum tax
         credit carryovers                              11,604       6,707
                                                       238,736     229,549

     Deferred tax liabilities
       Depreciation                                    147,949     105,393
       Tax benefits from leasing transactions           16,700      18,477
       Unearned revenue                                 11,803      12,676
       Other                                             4,983       4,491
                                                       181,435     141,037

         Net deferred tax asset                       $ 57,301    $ 88,512


     Deferred tax assets and liabilities in the Consolidated Balance Sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. Although realization is not assured, management believes it more likely than not that all deferred tax assets will be realized.

      Income taxes vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:



                                       1995      1994     1993
U.S. statutory tax rate                35.0%      35.0%   35.0%
State income taxes (net of
  federal income tax benefit)           5.8       6.3      2.5
Foreign taxes in excess of
  U.S. statutory rate                   6.4       1.3      3.0
Dividends paid to TASP                 (0.8)     (0.7)    (0.7)
Non-deductible operating
  expenses                              3.7       3.4      1.9
Amortization of costs in excess
  of net assets of businesses
  acquired                              2.9       3.1      3.7
Tax rate change impact on
  deferred expense                       --        --     (1.7)
Foreign tax credits, net               (3.4)     (1.9)    (1.0)
Other, net                             (1.3)     (0.4)     2.0
Effective income tax rate              48.3%     46.1%    44.7%

      The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $80 million at December 31, 1995), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $8 million.


6. Shareholders' Equity

      In 1986, the Board of Directors designated a series of 600,000 shares as Series A Participating Preferred Stock from the Company's 5,000,000 shares of preferred stock, no par value. In November 1995, the Company redeemed related preferred stock purchase rights.

      In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value which is held by the Consolidated Freightways Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 8, at the rate of four shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

      In March 1995, the Company's 6,900,000 depository shares, each representing one-tenth of a share of Series C Conversion Preferred stock, were converted to 6,900,000 shares of the Company's common stock.


7. Employee Benefit Plans

      The Company has a non-contributory defined benefit pension plan (the Pension Plan) covering non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. Approximately 87% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

      The following sets forth the pension liabilities included in Employee Benefits in the Consolidated Balance Sheets at December 31:

                                               1995           1994
  (Dollars in thousands)

  Accumulated benefit obligation, including
   vested benefits of $339,714 in 1995 and
   $242,638 in 1994                          $(369,009)    $(261,639)

  Effect of projected future compensation
    levels                                     (99,105)      (75,466)
  Projected benefit obligation                (468,114)     (337,105)

  Pension Plan assets at market value          407,868       325,102

  Pension Plan assets under projected
    benefit obligation                         (60,246)      (12,003)

  Unrecognized prior service costs              22,350        24,676
  Unrecognized net gain                         (5,279)      (46,673)
  Unrecognized net asset at transition         (17,863)      (20,096)
       Pension Plan liability                $ (61,038)    $ (54,096)

  Weighted average discount rate                  7.25%          8.5%
  Expected long-term rate of return on assets      9.5%          9.0%
  Rate of increase in future compensation levels   5.0%          5.5%

Net pension cost includes the following:

                                        1995        1994       1993
  (Dollars in thousands)

  Cost of benefits earned during
    the year                          $ 21,261   $ 23,767   $ 15,789
  Interest cost on projected
    benefit obligation                  30,832     28,736     26,378
  Actual gain arising from
    plan assets                        (81,065)    (4,056)   (41,891)
  Net amortization and deferral         49,553    (26,309)    13,889

  Net pension cost                    $ 20,581   $ 22,138   $ 14,165


      The Company's Pension Plan includes programs to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Pension Plan. In 1995 and 1994, the total pension liability was $15,708,000 and $11,033,000, respectively, and the total pension cost was $2,645,000 in 1995, $2,458,000 in 1994 and $1,633,000 in 1993.

      Approximately 52% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $111,772,000 in 1995,
$93,933,000  in  1994  and  $98,090,000 in  1993  for  such  plans.   Those
contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

      The Company has a retiree health plan that provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

     The following sets forth the total post retirement benefit amounts included in Employee Benefits in the Consolidated Balance Sheets at December 31:

(Dollars in thousands)
                                                   1995           1994
Accumulated post retirement benefit obligation
     Retirees and other inactives               $ 78,473       $ 50,720
     Participants currently eligible to retire    23,968         26,358
     Other active participants                    28,591         25,692
                                                 131,032        102,770
     Unrecognized prior service costs              1,814            931
     Unrecognized valuation gain                  11,598         36,282
Accrued post retirement benefit cost            $144,444       $139,983

Weighted average discount rate                      7.25%           8.5%
Average health care cost trend rate
     First year                                     10.0%          11.0%
     Declining to (year 1999)                        6.0%           6.0%

      Net periodic post retirement benefit costs include the following components:


                                               1995      1994      1993
     (Dollars in thousands)

Cost of benefits earned during
    the  year                               $ 2,392    $  3,593   $ 2,877
Interest cost on accumulated post
   retirement obligation                      9,069       8,396     8,683
Net amortization and deferral                (1,245)       (656)     (411)

Net periodic post retirement benefit cost   $10,216     $11,333   $11,149

     The increase in the accumulated post retirement benefit obligation and the net periodic post retirement benefit cost, given a 1 percent increase in the health care cost trend rate assumption, would be 9.2% for the year ended December 31, 1995 and 9.6% for the years ended December 31, 1994 and 1993.

      In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits". The adoption of this statement in 1994 did not have a material impact on the financial statements.

      The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total incentive compensation earned by the participants of those plans is as follows:

(Dollars in thousands)             1995            1994            1993

Salaried participants
  Incentive compensation        $17,300         $52,200         $40,400
  Participants                    9,000           9,100           6,300

Hourly participants
  Incentive compensation         $9,100         $29,500         $14,200
  Participants                   13,200          13,200          10,900



8. Thrift and Stock Plan

      The Company sponsors the Consolidated Freightways Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. The TASP satisfies the Company's contribution requirement by matching up to 50% of the first three percent of a participant's basic compensation. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. Company contributions were $9,217,000 in 1995, $7,966,000 in 1994 and $7,248,000 in 1993, primarily in the form of preferred stock.

      The Series B Preferred Stock earns a dividend of $12.93 per share and is used to repay the TASP debt. Any short fall is paid in cash by the Company. Dividends on these preferred shares are deductible for income tax purposes and, accordingly, are reflected net of their tax benefits in the Statements of Consolidated Income. Allocation of preferred stock to participants' accounts is based upon the ratio of the current year's principal and interest payments to the total TASP debt. Since the debt is guaranteed by the Company, it is reflected in the Consolidated Balance Sheets as debt. The TASP guarantees are reduced as principal is paid.

      Each share of preferred stock is convertible into common stock, upon the employee ceasing participation in the plan, at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of four shares of common stock for each share of Series B preferred stock.

      Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. During 1995, 1994 and 1993, $5,918,000, $5,780,000 and $5,598,000, respectively, of deferred compensation expense was recognized.

      At December 31, 1995, the TASP owned 954,412 shares of Series B preferred stock, of which 201,979 shares have been allocated to employees. At December 31, 1995, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.


9. Stock Option Plans

      Officers and non-employee directors have been granted options under the Company's stock option plans to purchase common stock of the Company at prices not less than the fair market value of the stock on the date of grant. Outstanding options become fully exercisable one year after date of grant; any unexercised options expire after 10 years.

     Following is a summary of stock option unit data:

                                             1995       1994       1993

     Outstanding at January 1             3,778,428  3,813,599  3,552,068
       Granted                              647,500    736,800    650,000
       Exercised                           (583,143)  (614,709)  (324,482)
       Expired, canceled or
         surrendered                        (84,590)  (157,262)   (63,987)

     Outstanding at December 31           3,758,195  3,778,428  3,813,599

     Options which became exercisable
       during the year                      736,800    644,500    300,000
     Options exercisable at
       December 31                        3,110,695  3,041,628  3,163,599
     Shares reserved at December 31
       For future option grants           1,189,785  1,485,275  2,119,200
       For issuance (including future
         option grants, if any)           4,947,980  5,263,703  5,932,799

      Exercise prices related to options outstanding at December 31, 1995 ranged from $10.75 to $32.75 per share and aggregated $71,815,000. Exercise prices related to options exercised during 1995 ranged from $13.00 to $26.38, during 1994, $10.75 to $26.38 and during 1993, $12.19 to $19.94.

      In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company does not intend to change its accounting for stock-based compensation but it will make the additional disclosures in 1996 as required by SFAS 123.

10.  Financial Instruments

The Company has entered into interest rate swap agreements that expire in 1999. These agreements effectively convert $52 million of variable rate obligations to fixed rate obligations. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to interest expense. The Company is exposed to credit loss on the interest rate swaps in the event of non-performance by counter parties, but the Company does not anticipate non-performance by any of these counter parties. The fair values of the interest rate swaps, as presented below, reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reported date.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(Dollars in thousands)          1995               1994
                         Carrying  Fair      Carrying     Fair
                          Amount   Value      Amount      Value
Payables for
  interest swaps         $    --   $ 2,845   $    --    $  (838)
Long-term debt           386,895   425,000    290,481   285,000
Capital leases           111,027   122,000    111,088   124,000


11.  Contingencies

      The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.

12. Industry Group Analysis and Foreign Operations

      The operations of the Company and its subsidiaries, which are conducted primarily in the United States and Canada, encompass principally three business segments: CF MotorFreight (CFMF), a nationwide, full-service trucking company; Con-Way Transportation Services (CTS), a regional trucking  and full-service truckload company; and Emery Worldwide (Emery), an air freight and  ocean  forwarding  company.  CFMF provides  general freight services nationwide and in parts of Canada, Mexico, the Caribbean area, Latin and Central America, Europe and Pacific Rim countries. Operations consist mainly of an extensive transportation network moving freight that is typically shipments of manufactured or non-perishable processed products having high value and requiring expedited service. For reporting purposes, Menlo Logistics, a full service contract logistics company,
is included  in the  CFMF  segment.   CTS  provides regional one- and two-day
LTL freight trucking, full-service truckload freight delivery utilizing highway over-the-road and intermodal rail stack train resources for transcontinental, inter-regional and regional transportation; local and interstate container drayage and international shipping. Emery provides global air cargo services through an integrated freight system designed for the movement of parcels and packages of all sizes and weights.

      Revenues and expenses are allocated between the United States and international, depending on whether the shipments are between locations within the United States or between locations where one or both are outside the United States.

      Following is an analysis by geographic and industry group. Operating income is net of general corporate expenses, a portion of which have been allocated to subsidiaries on a revenue and capital basis. Intersegment revenues and earnings thereon have been eliminated. The identifiable assets of the parent consist principally of cash, cash equivalents and deposits.



GEOGRAPHIC GROUP INFORMATION
  (Dollars in thousands)

                                  Consolidated       U.S.       International

Year Ended December 31, 1995
      Revenues                     $5,281,084      $4,421,171    $  859,913
      Operating income                143,901         113,655        30,246
      Identifiable assets           2,750,086       2,647,761       102,325

Year Ended December 31, 1994
      Revenues                     $4,680,749      $3,981,036    $  699,713
      Operating income                142,234         114,732        27,502
      Identifiable assets           2,472,723       2,388,953        83,770

Year Ended December 31, 1993
      Revenues                     $4,191,811      $3,665,654    $  526,157
      Operating income                120,157         113,179         6,978
      Identifiable assets           2,316,350       2,231,469        84,881


Consolidated Freightways, Inc. and Subsidiares
INDUSTRY GROUP INFORMATION
(Dollars in thousands)
                                                                                     Industry Group
                                                              Adjustments,                     Con-Way
                                                            Eliminations and      CF       Transportation    Emery
                                            Consolidated      the Parent    MotorFreight     Services       Worldwide

Year Ended December 31, 1995
Revenues                                     $5,281,084                      $2,362,619     $1,152,164      $1,766,301
Operating expenses                            4,394,849                       2,095,742        876,505       1,422,872
Selling and administrative expenses             606,217                         233,665        138,329         234,223
Depreciation                                    136,117                          67,888         40,757          27,472
Operating income (loss)                         143,901                      $  (34,406)    $   96,573      $   81,734
Other income (expense)                          (33,028)
   Income before income taxes                   110,873

Capital expenditures                         $  279,215        $   1,969     $  108,503     $  136,546      $   32,197

Identifiable assets                          $2,750,086        $ 150,393     $  929,110     $  535,147      $1,135,436


Year Ended December 31, 1994
Revenues                                     $4,680,479                      $2,094,081     $1,018,544      $1,567,854
Operating expenses                            3,824,141                       1,823,792        748,086       1,252,263
Selling and administrative expenses             580,370                         243,810        124,719         211,841
Depreciation                                    133,734                          73,081         34,519          26,134
Operating income (loss)                         142,234                         (46,602)    $  111,220      $   77,616
Other income (expense)                          (30,314)
   Income before income taxes                $  111,920

Capital expenditures                         $  181,928        $    (961)   $   36,849      $   97,392      $   48,648

Identifiable assets                          $2,472,723        $ 193,733    $  866,353      $  420,744      $  991,893


Year Ended December 31, 1993
Revenues                                     $4,191,811                     $2,112,237      $  818,301      $1,261,273
Operating expenses                            3,407,996                      1,770,148         615,585       1,022,263
Selling and administrative expenses             528,022                        226,405         101,144         200,473
Depreciation                                    135,636                         83,972          29,718          21,946
Operating income                                120,157                     $   31,712      $   71,854      $   16,591
Other income (expense)                          (28,716)
   Income before income taxes                $   91,441

Capital expenditures                         $  201,210        $   2,789    $   52,470      $   63,823      $   82,128

Identifiable assets                          $2,316,350        $ 205,280    $  864,748      $  338,567      $  907,755


                                        PAGE 35

                   CONSOLIDATED FREIGHTWAYS, INC. AND SUBSIDIARIES
                                Quarterly Financial Data
                                      (Unaudited)
                    (Dollars in thousands except per share data)

                                              March 31          June 30          September 30        December 31

1995 - Quarter Ended
     Revenues                                  $1,296,087       $1,320,586         $1,322,779        $1,341,632
     Operating income                              52,033           48,220             37,244             6,404 *
     Income (loss) before income taxes             44,751           41,162             29,503            (4,543)
     Income taxes                                  20,585           18,935             13,988                 -
     Net income (loss) applicable to common
        shareholders                               19,842           20,086             13,360            (6,722)
     Per share:
       Primary net income (loss)                     0.50             0.45               0.30             (0.15)
       Fully diluted net income (loss)               0.46             0.42               0.28             (0.15)
       Market price range                    $27.00-$20.25   $27.00-$20.63      $26.75-$21.75     $27.88-$22.75
       Common dividends declared                       -              0.10               0.10              0.10


                                              March 31         June 30 **        September 30        December 31

1994 - Quarter Ended

     Revenues                                  $1,103,221       $1,059,775         $1,236,483        $1,281,000
     Operating income                              35,484           17,972             48,365            40,413
     Income before income taxes and
        extraordinary charge                       28,758           10,805             41,913            30,444
     Income taxes                                  13,502            5,598             21,632            10,893
     Extraordinary charge                               -                -              5,522                 -
     Net income available to common
        shareholders                               10,522              444              9,991            14,753
     Per share:
       Primary net income                            0.28             0.01               0.27 ***          0.40
       Fully diluted net income                      0.25             0.01               0.24 ***          0.37
       Market price range                   $29.25-$23.25    $27.50-$21.75      $25.13-$20.75     $23.00-$18.00
       Common dividends declared                      -               -                  -                 0.10

*   Includes losses of approximately $26 million for the implementation of CFMF's improvements of its freight flow operations.
**  Results include the effects of the 24-day Teamster strike at CF MotorFreight.
*** Includes losses per common share of $.15 primary and $.13 fully diluted for the extraordinary charge, net of related tax benefits, for the write-off of intrastate operating rights.



                                      PAGE 36

Ten Year Financial Summary

Consolidated Freightways, Inc. and Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
                                                  1995             1994             1993              1992             1991
SUMMARY OF OPERATIONS
 Revenues                                   $   5,281,084   $    4,680,479    $    4,191,811   $   4,055,589     $  4,082,257
    CF MotorFreight                             2,362,619        2,094,081         2,112,237       2,184,190        2,142,603
    Con-Way Transportation Services             1,152,164        1,018,544           818,301         724,195          639,443
    Emery Worldwide                             1,766,301        1,567,854         1,261,273       1,147,204        1,300,211
Operating income (loss)                           143,901          142,234           120,157          48,581            1,736
    CF MotorFreight                               (34,406)         (46,602)           31,712          27,485 (c)       51,991
    Con-Way Transportation Services                96,573          111,220            71,854          53,747           33,318
    Emery Worldwide                                81,734           77,616            16,591         (32,651)         (83,573)
Depreciation and amortization                     148,050          145,765           146,297         166,917          168,527
Investment income                                     841            2,205             5,586           5,041           10,558
Interest expense                                   34,325           27,945            30,333          38,893           46,703
Income (loss) before income taxes (benefits       110,873          111,920            91,441         (10,733)         (43,337)
Income taxes (benefits)                            53,508           51,625            40,867          (7,077)          (2,916)
Net income (loss) applicable to common
    shareholders                                   46,566           35,710(b)         31,607         (97,728)(d)      (53,112)
Cash from operations                              132,895          165,182           172,808         131,779          192,356

PER SHARE
Net income (loss) applicable to common
    shareholders                                     1.10            .96  (b)            .87           (2.78)(d)        (1.52)
Dividends declared on common stock                    .30            .10                  --              --               --
Common shareholders' equity                         15.76          14.58               13.65           12.64            15.30

FINANCIAL POSITION
Cash and cash equivalents                          86,345           95,711           139,044         152,064          284,645
Property, plant and equipment, net              1,075,985          944,592           910,444         886,834          896,922
Total assets                                    2,750,086        2,472,723         2,316,350       2,293,067        2,285,466
Capital expenditures                              279,215          181,928           201,210         148,706           98,073
Long-term debt and capital leases                 495,510          397,857           408,409         505,320          646,655
Shareholders' equity                              722,360          673,629           623,375         579,161          547,083

RATIOS AND STATISTICS
Current ratio                                    1.2 to 1         1.2 to 1          1.1 to 1        1.2 to 1         1.2 to 1
Income (loss) as % of revenues                       .88%             .76%              .75%            (2.4)%           (1.3)%
Effective income tax rate                           48.3%            46.1%             44.7%           (65.9%)           (6.7%)
Long-term debt and capital leases as % of
    total capitalization                              41%              37%               40%              47%              54%
Return on average invested capital                     5%               6%                5%              --               (3)%
Return on average shareholders' equity                 8%               9%                8%              (1)%             (7)%
Common dividends as % of net income (loss)            28%              10%               --               --               --
Average shares outstanding                    44,362,485(a)    37,216,044        36,187,682       35,195,743       35,033,738
Market price range                          $27.88-$20.25   $29.25-$18.00     $24.00-$13.63    $19.63-$12.50     $21.50-$9.50
Number of shareholders                             15,980          16,015            15,785           15,260           14,300
Number of employees                                41,600          40,500            39,100           37,900           37,700


(a) Reflects the conversion of Series C Preferred stock to Common stock.
(b) Includes $5.5 million ($.15 per share primary and $.13 per share fully diluted) extraordinary charge, net of related tax benefits, for the write-off of intrastate operating rights.
(c) Includes special charges of $17.3 million related to CF MotorFreight and write-off of Canadian operating authorities.
(d) Includes $70 million ($1.99 per share) cumulative effect of change in method of accounting for post retirement benefits and $7.4 million ($.21 per share) extraordinary charge from early retirement of debt.
    Also included are special charges of $17.3 million, $10.5 million of charges for the write-down of properties held for sale and certain other intangibles and related tax benefits.
(e) Includes one-time subsidiary closure costs of $11.3 million.
(f) Includes the results of operations of Emery Air Freight Corporation since its acquisition in April.
(g) Includes $11.3 million ($.31 per share) cumulative effect of change in method of accounting for income taxes.


                                   PAGE 37

Ten Year Financial Summary (continued)

                                                       1990           1989 (f)           1988             1987             1986
SUMMARY OF OPERATIONS
 Revenues                                     $   4,208,527    $   3,760,193    $   2,689,075   $    2,296,911    $   2,124,167
    CF MotorFreight                               2,185,271        1,996,681        1,836,141        1,621,148        1,524,336
    Con-Way Transportation Services                 638,098          558,517          463,918          370,940          318,841
    Emery Worldwide                               1,385,158        1,204,995          389,016          304,823          281,290
Operating income (loss)                               6,044           50,855          162,727          101,248          135,045
    CF MotorFreight                                 108,462          107,895          119,116           92,456          128,927
    Con-Way Transportation Services                  25,547 (e)       40,365           33,373            6,404           11,359
    Emery Worldwide                                (127,965)         (97,405)          10,238            2,388           (5,241)
Depreciation and amortization                       170,757          159,282          116,204          102,165           94,262
Investment income                                     2,531            5,418           13,950           25,182           16,942
Interest expense                                     40,178           38,471            6,324            6,016            7,298
Income (loss) before income taxes (benefits         (32,678)          24,297          173,330          119,311          147,639
Income taxes (benefits)                              (4,697)          15,685           60,177           44,741           58,530
Net income (loss) applicable to common
    shareholders                                    (40,727)          12,048 (g)      113,153           74,570           89,109
Cash from operations                                194,821           81,031          243,595          206,841          224,242

PER SHARE
Net income (loss) applicable to common
    shareholders                                      (1.16)             .33 (g)         3.00             1.93             2.31
Dividends declared on common stock                      .53             1.04              .96              .88              .80
Common shareholders' equity                           16.50            18.01            20.32            18.16            17.22

FINANCIAL POSITION
Cash and cash equivalents                           217,680          111,081          134,783          161,590          153,334
Property, plant and equipment, net                  953,504        1,016,325          760,349          622,181          573,092
Total assets                                      2,412,003        2,391,826        1,536,099        1,377,329        1,288,063
Capital expenditures                                141,784          255,793          258,368          155,127          136,278
Long-term debt and capital leases                   673,611          652,169           47,677           50,935           58,700
Shareholders' equity                                581,979          630,122          766,248          687,857          665,048

RATIOS AND STATISTICS
Current ratio                                      1.2 to 1         1.2 to 1         1.3 to 1         1.4 to 1         1.5 to 1
Income (loss) as % of revenues                         (1.0)%             .3%             4.2%             3.2%             4.2%
Effective income tax rate                             (14.4)%           64.6%            34.7%            37.5%            39.6%
Long-term debt and capital leases as % of
    total capitalization                                 54%              51%               6%               7%               8%
Return on average invested capital                       (2)%              2%              12%               9%              11%
Return on average shareholders' equity                   (7)%              2%              16%              11%              14%
Common dividends as % of net income (loss)               46%             315%              32%              46%              35%
Average shares outstanding                       34,988,778        36,791,182       37,712,402      38,579,572       38,586,375
Market price range                            $26.88-$10.75     $37.75-$25.25    $34.75-$25.25   $41.25-$22.75    $36.50-$23.67
Number of shareholders                               14,500            13,427           12,789          12,202           11,622
Number of employees                                  41,300            40,800           29,400          26,300           24,600
