Form 10-K, Exhibit 13
period 1996-12-31
CONSOLIDATED FREIGHTWAYS INC
filed 1997-03-27
CIK 23675

EXHIBIT 13
                                                ----------

        FINANCIAL REVIEW AND MANAGEMENT DISCUSSION
----------------------------------------------------------

On December 2, 1996, CNF Transportation Inc. (formerly
Consolidated Freightways, Inc.)(the Company) completed the tax-free distribution (the Spin-off) to shareholders of all the outstanding shares of Consolidated Freightways
Corporation (CFC), including its related Canadian subsidiaries, which have historically been reported in the CF MotorFreight segment. Accordingly, the accounts and operations of CFC through the date of the Spin-off are reported as discontinued operations in the accompanying consolidated financial statements.

     The Company's 1996 operating income from continuing operations was $192.1 million, representing a 2.9% increase over the same group of companies in 1995. The increase came from higher operating income at Con-Way Transportation Services (CTS) and the Other segment, which consists primarily of Menlo Logistics. The record-setting operating income for 1996 was achieved despite additional costs caused by severe weather conditions at the start of the year and increased fuel prices. Operating income in 1995 was 1.7% below 1994 primarily as a result of competitive rate discounting and expansion costs at CTS.

     The Company's revenues from continuing operations in 1996, also a record at $3.66 billion, increased 11.3% over 1995 reflecting increased revenues at all three of the Company's segments. CTS and Emery overcame a difficult start for the year caused in part by the severe winter weather conditions. Menlo Logistics also contributed revenue growth of more than 25% over 1995. Total Company revenues in 1995 increased 17.5% over 1994 as CTS, Emery and Other experienced strong revenue growth from domestic and international markets as well as new logistics contracts.

CON-WAY TRANSPORTATION SERVICES

CTS revenues for 1996 increased 12.1% over 1995 on a tonnage increase of 7.8% with less-than-truckload (LTL) tonnage up 5.9%. Revenues for the first quarter of the year were adversely affected by severe winter weather. Steady improvements from both the LTL and truckload businesses, and increased density in newer geographic regions, contributed to a stronger second half in 1996. Revenues for 1995 increased 13.1% over 1994 with LTL and total tonnage increases of 6.7% and 6.4%, respectively. The higher revenue reflected CTS' continued expansion into new geographic markets and growth in traditional markets of overnight service and inter-regional business.

     Operating income at CTS in 1996 increased 4.6% over 1995. While the first half of the year was affected by costs of winter storms and higher fuel costs, results improved steadily in the third and fourth quarters.
Although fuel costs remained high, these increased expenses were offset by a fuel surcharge passed on to customers. Concentrated efforts to re-price or replace low-margin freight also improved operating profits. Operating income in 1995 declined 13.2% from 1994 due to start-up costs and lower system utilization associated with expansion into new geographic areas and markets as well as the absence of benefits received in 1994 during a strike of unionized LTL carriers.


EMERY WORLDWIDE

Emery's 1996 revenues increased 11.4% over 1995, brought about by both domestic and international revenue growth.
Domestic tonnage increased 14.7% from the prior year and international tonnage was up 10.0%. International revenues in 1996 comprised approximately 40% of Emery's commercial revenues. Revenues in 1995 increased 12.7% from 1994, driven by 37.2% growth in international tonnage.

     Operating income was 4.1% lower in 1996 compared with 1995 due to higher fuel costs, a growing share of international business with generally lower margins and higher costs of developing information systems. Beginning November, 1996, Emery began to recoup fuel cost increases with a fuel index fee. Operating income in 1995 increased 5.3% from 1994, but the operating margin of 4.6% represented a decline from 5.0% in 1994 due to an increasing share of international business that yields a lower margin compared to domestic.


OTHER OPERATIONS

The results of operations of the Other segment consist primarily of Menlo Logistics and to a lesser extent Road
Systems and VantageParts. These operating results were previously included as part of the CF MotorFreight segment which was discontinued with the Spin-off.

     Revenues in 1996 increased 8.2% compared to 1995 with higher revenues coming from the logistics operations,which were partially offset by lower trailer sales to the discontinued operations. The 1995 revenues of $371.6 million increased 74.0% from 1994.

     Operating income in 1996 of $12.7 million was a 51.4% increase over 1995, with most of the increase coming from the logistics operations. The 1995 operating income increased $7.2 million over 1994, again coming primarily from the logistics business.

OTHER INCOME (EXPENSE)

Other expense increased 33.4% from 1995 as a result of interest expense on increased short-term borrowings and losses from write-offs and sales of non-operating assets.
Other expense in 1995 was 35.8% higher than 1994 due primarily to interest expense on new short-term borrowings and a full year's interest on 10-year Notes issued in 1994.

INCOME TAXES

The increased effective tax rate of 45.5% in 1996, compared to a tax rate of 43.6% in 1995, was attributable to a higher proportion of foreign taxes and non-deductible items. The 1995 effective income tax rate exceeded the 1994 rate due to a higher foreign tax rate applied to increased foreign income.

NET INCOME

Income from continuing operations for 1996 decreased 7.0% from 1995 as a result of the increase in other expense and the higher effective tax rate. The 1995 income from continuing operations was 10.0% below 1994 due primarily to higher interest expense and lower operating income. Net income available to common shareholders for 1996 was down 59.3% as it included both a comparatively higher loss of $36.4 million, net of income tax benefits, from operations of CFC through the Spin-off date, and $16.2 million of costs, net of income tax benefits, associated with the Spin-off. Preferred dividends in 1996 decreased 20.4% from 1995 due to the absence of dividends from the Series C preferred stock that converted to common stock in March 1995. The preferred dividends were lower in 1995 compared to 1994 due to a full year of dividends from the Series C preferred stock in 1994. Net income available to common shareholders in 1995 was $46.6 million compared to $35.7 million in 1994. The 1994 amount included a $5.5 million charge ($1.9 million related to discontinued operations) for the write-off of intrastate operating rights.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company had $82.1 million of cash and cash equivalents. Net cash flow from operations was $205.8 million compared to $91.1 million in 1995 and was primarily the result of income from continuing operations, depreciation and amortization and a lesser increase in accounts receivable compared with 1995. In 1996, changes in working capital contributed an additional $38.1 million.

     Capital expenditures for continuing operations were $200.8 million in 1996, an increase of $33.6 million over 1995. The 1995 capital expenditure level was $17.4 million over that of 1994. Capital expenditures in 1996, which consisted primarily of revenue and other equipment, were financed by cash from operations supplemented by short-term borrowings. The 1997 capital expenditure requirements are expected to be financed with cash flows from operations.

     The Company increased borrowings under its $350 million unsecured credit facility to $100 million at year-end 1996 with an additional $55 million borrowed against other open lines of credit. The 1996 balance of $155 million compared to total outstanding borrowings under all credit facilities of $50 million in 1995. The net proceeds from these sources were used for general corporate purposes and capital expenditures. At December 31, 1996, after deducting outstanding letters of credit, the Company had available $133.1 million under the above credit facilities.

     At December 31, 1996, $121.2 million of letters of credit were issued under the Company's $350 million unsecured credit facility. In addition, $45.7 million of letters of credit were issued under several unsecured letter of credit facilities.

     The Company paid $29.9 million of common and preferred dividends in 1996 compared with $31.3 million in 1995 and $23.1 million of preferred dividends in 1994. The variations in dividends are the result of the reinstatement of quarterly common dividends of $.10 per common share and conversion of Series C preferred stock both in the first quarter of 1995. The Company also used $64.9 million of cash to fund discontinued operations in 1996 compared with $67.1 million in 1995 and $5.8 million in 1994.

     At December 31, 1996, the Company's ratio of long-term debt obligations (including guarantees) to total capital (including long-term obligations) was 48.4% compared with 39.9% at year-end 1995. The ratio increase is attributable to the reduction of equity caused by the Spin-off. The current ratio was 1.0 to 1 at December 31, 1996 and 1.2 to 1 at December 31, 1995, excluding the net assets of discontinued operations.

     The Company filed a shelf registration statement with the Securities and Exchange Commission in June 1995 that covers $150 million of debt and equity securities for future issuance with terms to be decided at the time of and if issued.

ENVIRONMENTAL MATTERS

The Company has been designated a Potentially Responsible Party (PRP) by the U.S. Environmental Protection Agency with respect to the disposal of hazardous substances at various sites. However, based upon cost studies performed by independent parties, management expects the Company's share of the cleanup costs to be minimal.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTS

To the Shareholders and Board of Directors of CNF Transportation Inc.

  We have audited the accompanying consolidated balance sheets of CNF Transportation Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Transportation Inc. and subsidiaries as of December 31,
1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/Arthur Andersen LLP

San Francisco, California
January 24, 1997

                        PAGE 22

           CNF TRANSPORTATION INC. AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEETS
                         DECEMBER 31
                    (Dollars in thousands)


                                                                     1996          1995
ASSETS

Current Assets
  Cash and cash equivalents                                    $    82,094   $    59,787
  Trade accounts receivable, net of allowance (Note 1)             542,381       510,029
  Other accounts receivable                                         49,278        49,387
  Operating supplies, at lower of average cost of market            32,916        26,578
  Prepaid expenses                                                  31,249        34,182
  Deferred income taxes (Note 6)                                    77,977        58,395
  Net current assets of discontinued operations (Note 2)                 -        33,628
    Total Current Assets                                           815,895       771,986


Property, Plant and Equipment, at Cost
  Land                                                             104,314        74,182
  Buildings and improvements                                       265,655       175,840
  Revenue equipment                                                586,720       497,977
  Other equipment and leasehold improvements                       302,679       232,270
                                                                 1,259,368       980,269
  Accumulated depreciation and amortization                       (506,719)     (405,595)
                                                                   752,649       574,674

Other Assets
  Restricted funds                                                  12,685        11,189
  Deposits and other assets                                         95,144        80,198
  Unamortized aircraft maintenance, net (Note 1)                   119,927       114,636
  Costs in excess of net assets of businesses acquired,
   net of accumulated amortization (Note 1)                        285,566       306,795
  Net non-current assets of discontinued operations (Note 2)           -         225,480
                                                                   513,322       738,298

Total Assets                                                   $ 2,081,866   $ 2,084,958





The accompanying notes are an integral part of these statements.

        CNF TRANSPORTATION INC. AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31
                   (Dollars in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY                                 1996           1995
Current Liabilities
  Accounts payable                                              $  210,902     $  176,619
  Accrued liabilities (Note 3)                                     349,497        284,359
  Accrued claims costs                                              87,340         68,688
  Current maturities of long-term debt and capital leases
    (Notes 4 and 5)                                                  3,185          2,412
  Short-term borrowings (Note 4)                                   155,000         50,000
  Federal and other income taxes (Note 6)                            9,162         11,589
    Total Current Liabilities                                      815,086        593,667

Long-Term Liabilities
  Long-term debt and guarantees (Note 4)                           366,305        369,445
  Long-term obligations under capital leases (Note 5)              110,896        110,965
  Accrued claims costs                                              57,912         63,372
  Employee benefits (Note 8)                                       115,470        131,035
  Other liabilities and deferred credits                            75,479         83,807
  Deferred income taxes (Note 6)                                    32,439         10,307
    Total Liabilities                                            1,573,587      1,362,598

Shareholders' Equity  (Note 7)
  Preferred stock, no par value; authorized 5,000,000 shares:
    Series B, 8.5% cumulative, convertible, $.01 stated
      value; designated 1,100,000 shares; issued 875,191
      and 954,412 shares,  respectively                                  9             10
  Additional paid-in capital, preferred stock                      133,108        145,156
  Deferred compensation (Note 9)                                  (108,655)      (114,896)
    Total Preferred Shareholders' Equity                            24,462         30,270
  Common stock, $.625 par value; authorized 100,000,000
    shares; issued 51,595,827 and 51,451,490 shares,
    respectively                                                    32,247         32,157
  Additional paid-in capital, common stock                         242,879        239,696
  Cumulative translation adjustment                                  3,279         (2,028)
  Retained earnings                                                378,744        608,399
  Cost of repurchased common stock
   (7,029,917 and 7,549,174 shares, respectively)                 (173,332)      (186,134)
    Total Common Shareholders' Equity                              483,817        692,090
  Total Shareholders' Equity                                       508,279        722,360
Total Liabilities and Shareholders' Equity                      $2,081,866     $2,084,958

The accompanying notes are an integral part of these statements.

     CNF TRANSPORTATION INC. AND SUBSIDIARIES
        STATEMENTS OF CONSOLIDATED INCOME
             YEARS ENDED DECEMBER 31
   (Dollars in thousands except per share data)


                                                              1996            1995            1994
REVENUES                                                $  3,662,183    $  3,290,077    $  2,799,935

COSTS AND EXPENSES
  Operating expenses                                       2,918,682       2,641,756       2,169,369
  Selling and administrative expenses                        463,930         391,682         377,032
  Depreciation                                                87,423          69,952          63,557
                                                           3,470,035       3,103,390       2,609,958
OPERATING INCOME                                             192,148         186,687         189,977

OTHER INCOME (EXPENSE)
  Investment income                                               52              85           1,708
  Interest expense                                           (39,766)        (33,407)        (27,065)
  Miscellaneous, net                                          (5,302)           (423)            509
                                                             (45,016)        (33,745)        (24,848)

Income from continuing operations before income
  taxes and extraordinary charge                             147,132         152,942         165,129
Income taxes (Note 6)                                         66,951          66,723          69,304
INCOME FROM CONTINUING OPERATIONS BEFORE
  EXTRAORDINARY CHARGE                                        80,181          86,219          95,825

Losses from discontinued operations, net of income
  tax benefits (Note 2)                                      (36,386)        (28,854)        (37,442)
Loss from discontinuance, net of
  income tax benefits (Note 2)                               (16,247)              -               -
                                                             (52,633)        (28,854)        (37,442)
Extraordinary charge from write-off of intrastate
  operating rights, net of income tax
  benefits of $2,827                                               -               -          (3,610)
Net income                                                    27,548          57,365          54,773

Preferred stock dividends                                      8,592          10,799          19,063

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS             $     18,956    $     46,566    $     35,710

Primary average shares (Note 1)                           45,062,576      44,362,485      44,116,044
Fully diluted average shares (Note 1)                     49,833,947      48,723,790      48,441,388

PRIMARY EARNINGS PER SHARE (Note 1)
  Income from continuing operations before
    extraordinary charge                                $       1.59    $       1.75    $       1.98
  Losses from discontinued operations                          (0.81)          (0.65)          (0.85)
  Loss from discontinuance                                     (0.36)              -               -
  Extraordinary charge                                             -               -           (0.08)
  Net income                                            $       0.42    $       1.10    $       1.05

FULLY DILUTED EARNINGS PER SHARE (Note 1)
  Income from continuing operations before
    extraordinary charge                                $       1.47    $       1.63    $       1.81
  Losses from discontinued operations                          (0.73)          (0.59)          (0.77)
  Loss from discontinuance                                     (0.32)              -               -
  Extraordinary charge                                             -               -           (0.07)
  Net income                                            $       0.42    $       1.04    $       0.97

The accompanying notes are an integral part of these statements.

        CNF TRANSPORTATION INC. AND SUBSIDIARIES
          STATEMENTS OF CONSOLIDATED CASH FLOWS
                 YEARS ENDED DECEMBER 31
                 (Dollars in thousands)

                                                          1996         1995         1994
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR                                             $  59,787    $  72,595    $ 128,280

Cash Flows from Operating Activities
  Net income                                             27,548       57,365       54,773
  Adjustments to reconcile income to net
    cash provided by operating activities:
    Discontinued operations                              52,633       28,854       37,442
    Depreciation and amortization                        95,746       79,625       72,322
    Increase (decrease) in deferred income taxes         (6,705)      14,288       16,346
    Losses (gains) from property disposals, net          (1,577)        (145)       1,896
    Changes in assets and liabilities:
      Receivables                                       (30,006)    (114,855)    (141,920)
      Accounts payable                                   27,661        9,942       46,234
      Accrued liabilities                                36,074        1,057       28,136
      Accrued claims costs                               11,616        9,625      (11,214)
      Income taxes                                       18,040        7,454       12,002
      Accrued incentive compensation                      9,366      (30,413)      27,074
      Employee benefits                                 (14,565)      32,793       20,330
      Other                                             (20,004)      (4,467)     (18,251)
Net Cash Provided by Operating Activities               205,827       91,123      145,170

Cash Flows from Investing Activities
  Capital expenditures                                 (200,835)    (167,253)    (149,808)
  Proceeds from sales of property                         7,689        5,361        5,383
Net Cash Used by Investing Activities                  (193,146)    (161,892)    (144,425)

Cash Flows from Financing Activities
  Proceeds from issuance of long-term debt                  -         98,890          -
  Repayment of long-term debt and capital lease
    obligations                                          (2,436)      (2,537)     (39,486)
  Net short-term borrowings                             105,000       50,000          -
  Proceeds from issuance of common stock                  1,887       10,460       11,949
  Redemption of preferred stock purchase rights             -           (435)         -
  Payments of common dividends                          (17,604)     (16,688)         -
  Payments of preferred dividends                       (12,288)     (14,626)     (23,102)
Net Cash Provided (Used) by Financing Activities         74,559      125,064      (50,639)

Net Cash Provided (Used) by Continuing Operations        87,240       54,295      (49,894)

Net Cash Used by Discontinued Operations                (64,933)     (67,103)      (5,791)

Increase (Decrease) in Cash and Cash Equivalents         22,307      (12,808)     (55,685)

CASH AND CASH EQUIVALENTS, END OF YEAR                $  82,094    $  59,787    $  72,595

Supplemental Disclosure
    Cash paid for income taxes                        $  32,749    $  27,400    $  56,679
    Cash paid for interest
      (net of amounts capitalized)                    $  36,047    $  22,916    $  29,354

The accompanying notes are an integral part of these statements.


                        PAGE 26

           CNF TRANSPORTATION INC. AND SUBSIDIARIES
       STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                    (Dollars in thousands)


                                            Preferred Stock Series B    Preferred Stock Series C         Common Stock
                                            Number of                   Number of                  Number of
                                            Shares          Amount      Shares           Amount    Shares           Amount


 BALANCE, DECEMBER 31, 1993                   968,655    $     10          690,000    $     7      43,340,801     $ 27,090

 Exercise of stock options including tax
   benefits of $2,400                               -           -                -          -         614,709          382
 Recognition of deferred compensation               -           -                -          -               -            -
 Repurchased common stock issued for
   conversion of preferred stock               (5,907)          -                -          -               -            -
 Net income                                         -           -                -          -               -            -
 Common dividends declared ($.10 per share)         -           -                -          -               -            -
 Series B, Preferred dividends ($12.93
   per share) net of tax benefits of $4,039         -           -                -          -               -            -
 Series C, Preferred dividends
   ($15.40 per share)                               -           -                -          -               -            -
 Translation adjustment                             -           -                -          -               -            -

 BALANCE, DECEMBER 31, 1994                   962,748          10          690,000          7      43,955,510       27,472

 Exercise of stock options including tax
   benefits of $1,122                               -           -                -          -         583,143          364
 Conversion of Series C Preferred stock
   to Common stock                                  -           -         (690,000)        (7)      6,900,000        4,313
 Issuance of restricted stock                       -           -                -          -          12,837            8
 Recognition of deferred compensation               -           -                -          -               -            -
 Redemption of preferred stock purchase
   rights (Note 7)                                  -           -                -          -               -            -
 Repurchased common stock issued for
   conversion of preferred stock               (8,336)          -                -          -               -            -
 Net income                                         -           -                -          -               -            -
 Common dividends declared ($.30 per share)         -           -                -          -               -            -
 Series B, Preferred dividends ($12.93
   per share) net of tax benefits of $3,827         -           -                -          -               -            -
 Series C, Preferred dividends
   ($3.20 per share)                                -           -                -          -               -            -
 Translation adjustment                             -           -                -          -               -            -

BALANCE, DECEMBER 31, 1995                    954,412          10                -          -      51,451,490       32,157

 Exercise of stock options, including tax
   benefits of $1,565                               -           -                -          -         138,027           86
 Issuance of restricted stock                       -           -                -          -           6,310            4
 Recognition of deferred compensation               -           -                -          -               -            -
 Repurchased common stock issued for
    conversion of preferred stock             (79,221)         (1)               -          -               -            -
 Net income                                         -           -                -          -               -            -
 Common dividends declared ($.40 per share)         -           -                -          -               -            -
 Series B, Preferred dividends ($12.93 per
     share) net of tax benefits of $3,696           -           -                -          -               -            -
 Distribution of investment in CFC (Note 2)         -           -                -          -               -            -
 Translation adjustment                             -           -                -          -               -            -

BALANCE, DECEMBER 31, 1996                    875,191          $9                -          -      51,595,827     $ 32,247

The accompanying notes are an integral part of these statements.

           CNF TRANSPORTATION INC. AND SUBSIDIARIES
       STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                    (Dollars in thousands)




                                                                                        Cost of
                                             Additional    Cumulative                 Repurchased
                                               Paid-in    Translation      Retained      Common      Deferred
                                               Capital     Adjustment      Earnings      Stock     Compensation      Total

 BALANCE, DECEMBER 31, 1993                  $ 369,848    $    1,229     $  542,811   $ (188,344)  $ (129,276)   $  623,375

 Exercise of stock options including tax
   benefits of $2,400                           11,567             -              -            -            -        11,949
 Recognition of deferred compensation                -             -              -            -        8,630         8,630
 Repurchased common stock issued for
   conversion of preferred stock                  (922)            -              -          922            -             -
 Net income                                          -             -         54,773            -            -        54,773
 Common dividends declared ($.10 per share)          -             -         (3,636)           -            -        (3,636)
 Series B, Preferred dividends ($12.93
   per share) net of tax benefits of $4,039          -             -         (8,436)           -            -        (8,436)
 Series C, Preferred dividends
   ($15.40 per share)                                -             -        (10,627)           -            -       (10,627)
 Translation adjustment                              -        (2,399)             -            -            -        (2,399)

 BALANCE, DECEMBER 31, 1994                    380,493        (1,170)       574,885     (187,422)    (120,646)      673,629

 Exercise of stock options including tax
   benefits of $1,122                           10,096             -              -            -            -        10,460
 Conversion of Series C Preferred stock
   to Common stock                              (4,306)            -              -            -            -             -
 Issuance of restricted stock                      292             -              -            -         (300)            -
 Recognition of deferred compensation                -             -              -            -        6,050         6,050
 Redemption of preferred stock purchase
   rights (Note 7)                                (435)            -              -            -            -          (435)
 Repurchased common stock issued for
   conversion of preferred stock                (1,288)            -              -        1,288            -             -
 Net income                                          -             -         57,365            -            -        57,365
 Common dividends declared ($.30 per share)          -             -        (13,052)           -            -       (13,052)
 Series B, Preferred dividends ($12.93
   per share) net of tax benefits of $3,827          -             -         (8,592)           -            -        (8,592)
 Series C, Preferred dividends
   ($3.20 per share)                                 -             -         (2,207)           -            -        (2,207)
 Translation adjustment                              -          (858)             -            -            -          (858)

BALANCE, DECEMBER 31, 1995                     384,852        (2,028)       608,399     (186,134)    (114,896)      722,360

 Exercise of stock options including tax
   benefits of $1,565                            3,778             -              -            -            -         3,864
 Issuance of restricted stock                      158             -              -            -         (162)            -
 Recognition of deferred compensation                -             -              -            -        6,403         6,403
 Repurchased common stock issued for
    conversion of preferred stock              (12,801)            -              -       12,802            -             -
 Net income                                          -             -         27,548            -            -        27,548
 Common dividends declared ($.40 per share)          -             -        (17,604)           -            -       (17,604)
 Series B, Preferred dividends ($12.93 per
     share) net of tax benefits of $3,693            -             -         (8,592)           -            -        (8,592)
 Distribution of investment in CFC (Note 2)          -         4,571       (231,007)           -            -      (226,436)
 Translation adjustment                              -           736              -            -            -           736

BALANCE, DECEMBER 31, 1996                   $ 375,987    $    3,279     $  378,744   $ (173,332)  $ (108,655)   $  508,279

                  CNF TRANSPORTATION 1996 ANNUAL REPORT
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  PRINCIPAL ACCOUNTING POLICIES

       Basis   of   Presentation  and  Principles  of  Consolidation:   The
consolidated financial statements include the accounts of CNF Transportation, Inc. (the Company) and its wholly owned subsidiaries. On December 2, 1996, the Company (formerly Consolidated Freightways, Inc.) completed the spin-off of Consolidated Freightways Corporation (CFC) as described in Note 2. CFC has been reflected as discontinued operations in the consolidated financial statements and, unless otherwise stated, is excluded from the accompanying notes.

      The continuing operations of the Company encompass three business segments: Con-Way Transportation Services (CTS), a regional trucking and full-service truckload company; Emery Worldwide (Emery), an international air freight company; and Other, which is composed of Menlo Logistics (Menlo), a full-service contract logistics company; Road Systems, a trailer manufacturer; and VantageParts, a wholesale distributor of truck parts and supplies. CTS provides regional one- and two-day LTL freight trucking, full-service truckload freight delivery utilizing highway over-the-road and intermodal rail stack train resources for transcontinental, inter-regional and regional transportation, local and interstate container drayage throughout the U.S. and international services for Canada and Mexico. Emery provides expedited and deferred domestic and international air cargo services through a freight system designed for the movement of parcels and packages of all sizes and weights, and also provides ocean delivery and customs brokerage. Menlo, the primary business in the Other segment, provides full-service contract logistics using advanced management systems to cost-effectively integrate and simplify complex logistics operations, including transportation, storage and distribution, shipment tracking and invoicing.

       Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation service are then accrued. This revenue recognition method does not result in a material difference from in-transit or completed service methods of recognition.

      Cash and Cash Equivalents: The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

      Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $18,712,000 and $16,870,000 at December 31, 1996 and 1995,
respectively.

      Property, Plant and Equipment: Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or less for aircraft, 5 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

      Expenditures for equipment maintenance and repairs, except for aircraft, are charged to operating expenses as incurred; betterments are capitalized. Gains (losses) on sales of equipment are recorded in operating expenses.

      The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the Company has recorded unamortized maintenance of $169,035,000 and $174,233,000 at December 31, 1996 and 1995, respectively. Under the Company's various aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $49,108,000 and $59,597,000 at December 31, 1996 and 1995,
respectively, to accrue for this obligation and any estimated unusable maintenance at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is classified as Unamortized Aircraft Maintenance, net, in the Consolidated Balance Sheets.

      Costs in Excess of Net Assets of Businesses Acquired: The costs in excess of net assets of businesses acquired (goodwill) are capitalized and amortized on a straight-line basis up to a 40-year period. Impairment is periodically reviewed based on a comparison of estimated, undiscounted cash flows from the underlying segment to the related investment. In the event goodwill is not considered recoverable, an amount equal to the excess of carrying amount of goodwill less the estimated discounted cashflows from the segment will be charged against goodwill with a corresponding expense to the income statement. Based on this review, management does not believe goodwill is impaired. Accumulated amortization at December 31, 1996 and 1995 was $76,961,000 and $68,413,000, respectively.

      Income Taxes: The Company follows the liability method of accounting for income taxes.

      Accrued Claims Costs: The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based on trends of losses for filed claims and claims estimated to be incurred but not filed. The long-term portion of accrued claims costs relates primarily to workers' compensation claims which are payable over several years.

      Earnings Per Share: Primary earnings per common share are based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options. Fully diluted earnings per share are similarly computed, but include the dilutive effect of the Company's Thrift and Stock Plan (TASP) shares. The 1995 and 1994 primary and fully diluted computations include the addback of dividends of $2,207,000 and $10,627,000, respectively, for the conversion of Series C preferred stock. The 1996, 1995 and 1994 fully diluted computations include addbacks to earnings of $1,769,000, $1,849,000 and $478,000, respectively, representing the addback of the Series B preferred stock dividend net of replacement funding.

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


NOTE 2: BUSINESS DIVESTITURES

      On December 2, 1996, the Company completed a tax-free distribution (the Spin-off) to the Company's shareholders of all the outstanding shares of CFC. CFC consists of the Company's former long-haul, LTL segment, CF MotorFreight, which is composed of CF MotorFreight, a domestic LTL motor carrier, and its Canadian operations. The Company's shareholders received one share of CFC common stock for every two shares of The Company's common stock owned on November 15, 1996.

      The accompanying consolidated financial statements have been restated to report the discontinued operations of CFC separately from continuing operations of The Company. The December 31, 1996 Consolidated Balance Sheet reflects a non-cash reduction to Retained Earnings of $231,007,000 and a ($4,571,000) adjustment to Cumulative Translation Adjustment to recognize the book value of net assets distributed. The Statements of Consolidated Income include the following operating results for the discontinued operations presented as a single classification, net of tax:

(Dollars in thousands)                   1996         1995        1994

  Revenues                           $1,982,544   $2,106,529  $1,936,412
  Operating loss                        (48,942)     (42,786)    (47,743)
  Other income (expense), net               706          717      (5,466)
  Loss before income tax benefits       (48,236)     (42,069)    (53,209)
  Income tax benefits                   (11,850)     (13,215)    (17,679)
  Losses from discontinued operations$  (36,386)  $  (28,854) $  (37,442)*

  * Includes $1,912,000 ($0.04 per share) extraordinary charge, net of income tax benefits, for write-off of intrastate operating rights.

      The Company incurred costs in connection with the Spin-off, including legal and advisory fees, costs of relocating administrative, data processing and other operating locations, severance, and other transaction costs. These costs are reported net of $7.0 million of income tax benefits in the Statements of Consolidated Income as Loss from Discontinuance in 1996.

      The following supplemental summarized balance sheet data represents the accounts of CFC as spun off on December 2, 1996 and as reported, net, in the December 31, 1995 balance sheet:


(Dollars in thousands)                 December 2, 1996 December 31, 1995
   Current Assets
     Trade accounts receivable, net          $300,444         $252,105
     Other                                    157,113          147,080
                                              457,557          399,185

     Property, plant and equipment, net       419,931          501,311
     Other                                     11,668            9,764
      Total assets of discontinued
        operations                           $889,156         $910,260

   Current Liabilities
     Accounts  payable  and
        accrued liabilities                  $284,102         $282,253
     Other                                     88,626           83,304
                                              372,728          365,557

     Long-term debt                            15,100           15,100
     Other long-term liabilities              274,892          270,495
      Total liabilities of
        discontinued operations              $662,720         $651,152

NOTE 3: ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31:

                                                1996       1995
   (Dollars in thousands)

   Other accrued liabilities                  $130,365   $100,897
   Accrued holiday and vacation pay             44,922     35,839
   Purchased transportation                     43,328     38,713
   Accrued taxes other than income taxes        33,826     29,154
   Wages and salaries                           24,841     22,905
   Estimated revenue adjustments                23,912     21,634
   Accrued interest                             27,224     23,504
   Accrued incentive compensation               21,079     11,713
     Total accrued liabilities                $349,497   $284,359


NOTE 4: DEBT AND GUARANTEES

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                             1996         1995

     9 1/8% Notes Due 1999 (interest payable
       semi-annually)                          $117,705     $117,705
     7.35% Notes due 2005
       (interest payable semi-annually)         100,000      100,000
     6.14% Industrial Revenue
       Bonds due 2014                             4,800        4,800
     Other debt                                      20          290
     TASP Notes guaranteed, 8.42% to 9.04%,
       due through 2009                         146,900      149,000
                                                369,425      371,795
     Less current maturities                     (3,120)      (2,350)
     Total long-term debt and guarantees       $366,305     $369,445


      The 9 1/8% notes due in 1999 and the 7.35% notes due in 2005 contain certain covenants limiting the incurrence of additional liens.

      The Company has a $350 million unsecured credit facility to provide for letter of credit and working capital needs. Borrowings under the agreement, which expires in 1999, bear interest at a rate (5.97% at December 31, 1996) based upon select indices plus a margin dependent on the
Company's  credit  rating.   The  agreement  contains  various  restrictive
covenants which limit the incurrence
of additional indebtedness and require the Company to maintain minimum amounts of net worth and fixed charge coverage. As of December 31, 1996, the Company had $100.0 million of short-term borrowings and $121.2 million of letters of credit outstanding under this agreement. In addition, the Company had $55.0 million of short-term borrowings under other unsecured, open lines of credit.

      Of the $146.9 million TASP Notes, $115.1 million are subject to redemption at the option of the holders should a certain designated event occur or ratings by both Moody's and S&P of senior unsecured indebtedness decline below investment grade. The remaining $31.8 million of the notes contain financial covenants including a common dividend restriction equal to $10.0 million plus one-half of the Company's earnings since inception of the agreement.

     The aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31 are: 1997, $3,120,000; 1998, $4,200,000; 1999, $122,905,000; 2000, $6,400,000; and
2001, $7,500,000.

      In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission covering $150 million of debt and equity securities for future issuance with terms to be decided at the time of issuance.

      The Company's consolidated interest expense as presented on the Statements of Consolidated Income is net of interest capitalized of $2,092,000 in 1996, $731,000 in 1995 and $793,000 in 1994.



NOTE 5: LEASES

      The Company and its subsidiaries are obligated under various non-cancelable leases which expire at various dates through 2014.

      The principal capital lease covers a sorting facility in Dayton, Ohio (the Facility) for a 30-year lease term. The Facility is financed by City of Dayton, Ohio revenue bonds. Of the total bonds, $46 million bear an effective rate of 8%, while the remaining $62 million bear rates of interest between 6.05% and 6.20%. The bonds, due through 2009, have various call provisions and are secured by the underlying assets of the lease, a $7 million debt service fund, certain other Emery assets and irrevocable letters of credit. Included in property, plant and equipment is $40,847,000 of equipment and leasehold improvements, net, related to the Facility.

      Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1996, are as follows:

                                                 Capital    Operating
     (Dollars in thousands)                       Leases       Leases

     Year ending December 31
       1997                                    $  9,981       $146,113
       1998                                       9,981        113,863
       1999                                      11,261         66,919
       2000                                      11,261         32,824
       2001                                      11,261         16,061
       Thereafter                               171,849         18,962
     Total minimum lease payments               225,594       $394,742
     Less amount representing interest         (114,633)
     Present value of minimum lease
       payments                                 110,961
     Less current maturities of obligations
       under capital leases                         (65)
     Long-term obligations under capital
       leases                                  $110,896


      Certain operating leases contain financial covenants equal to or less restrictive than covenants on debt.

     Rental expense for operating leases is comprised of the following:

                                      1996       1995       1994
     (Dollars in thousands)

        Minimum rentals            $178,781   $174,951   $146,055
        Less:
          Sublease rentals           (2,355)    (4,505)    (1,170)
          Amortization of deferred
            gains                    (4,487)    (1,785)    (1,785)

                                   $171,939   $168,661   $143,100

NOTE 6: INCOME TAXES

     The components of pretax income and income taxes are as follows:

                                      1996      1995        1994
(Dollars in thousands)

Pretax income
  U.S. corporations                $137,918  $146,042    $161,723
  Foreign corporations                9,214     6,900       3,406
  Total pretax income              $147,132  $152,942    $165,129

Income taxes (benefits)
  Current
    U.S. federal                   $ 51,947  $ 36,277    $ 43,355
    State and local                   6,430     7,979       5,223
        Foreign                      11,212     8,179       1,178

                                     69,589    52,435      49,756

  Deferred
    U.S. federal                     (2,903)   12,147      16,068
    State and local                     265     2,141       3,480
                                     (2,638)   14,288      19,548
   Total income taxes              $ 66,951  $ 66,723    $ 69,304


    During 1996 and 1995, the Company utilized $29 million and $11 million, respectively, of net operating loss carryforwards from an acquired subsidiary to reduce the income tax liability of that subsidiary. The related tax benefits of approximately $11 million and $5 million, respectively, were used to reduce costs in excess of net assets of businesses acquired. The Company has no remaining net operating loss carryforwards from acquired subsidiaries.

      The components of deferred tax assets and liabilities at December 31, relate to the following:

     (Dollars in thousands)

     Deferred tax assets                                  1996        1995
       Reserves for accrued claims costs                $28,001    $ 26,885
       Reserves for post retirement health benefits      35,743      34,782
       Other reserves not currently deductible           47,496      33,694
       Reserves for employee benefits                    42,308      35,482
       Alternative minimum tax
         credit carryovers                               18,065       8,860
                                                        171,613     139,703

     Deferred tax liabilities
       Depreciation                                     120,440      88,714
       Unearned revenue                                   2,939       1,816
       Other                                              2,696       1,085
                                                        126,075      91,615

         Net deferred tax asset                        $ 45,538    $ 48,088


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

      The Company is currently under examination by the Internal Revenue Service (IRS) for tax years 1984 through 1990. It is the opinion of management that any adjustments related to the examination for these years would not have a material impact on the Company's financial position or results of operations. In addition, as part of the Spin-off, the Company and CFC entered into a Tax Sharing Agreement which provides a mechanism for the allocation of any additional tax liability and related interest that arise due to adjustments from the IRS for years prior to the Spin-off.

      Income taxes vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:


                                       1996      1995     1994

U.S. statutory tax rate                35.0%     35.0%    35.0%
State income taxes (net of
  federal income tax benefit)           4.4       5.0      4.4
Foreign taxes in excess of
  U.S. statutory rate                   5.4       3.8       --
Dividends paid to TASP                 (0.5)     (0.6)    (0.5)
Non-deductible operating
  expenses                              1.8       1.5      1.2
Amortization of costs in excess
  of net assets of businesses
  acquired                              2.2       2.1      2.1
Foreign tax credits, net               (3.6)     (2.5)    (0.5)
Other, net                              0.8      (0.7)     0.3
Effective income tax rate              45.5%     43.6%    42.0%


      The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $14.5 million at December 31, 1996), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $1.3 million.


NOTE 7: SHAREHOLDERS' EQUITY

      In 1986, the Board of Directors designated a series of 600,000 shares as Series A Participating Preferred Stock from the Company's 5,000,000 shares of preferred stock, no par value. In November 1995, the Company redeemed related preferred stock purchase rights.

      In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the Consolidated Freightways Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 9, at the rate of 4.71 shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

      In March 1995, the Company's 6,900,000 depository shares, each representing one-tenth of a share of Series C Conversion Preferred Stock, were converted to 6,900,000 shares of the Company's common stock.


NOTE 8: EMPLOYEE BENEFIT PLANS

      The  Company has a non-contributory defined benefit pension plan (the
Plan) covering non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the plan's funded status. Benefits under the Plan are based on a career average final five-year pay formula. Approximately 86% of the Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

      Significant changes to the Plan from the prior year consist mainly of the transfers of assets and obligations in connection with the Spin-off. Of the total plan balances, $220.9 million of projected benefit obligation and $212.3 million of plan assets were transferred to a pension plan of CFC. The interest costs and expected returns in pension costs reflect the lower amounts.

      The following sets forth the pension liabilities included in Employee Benefits in the Consolidated Balance Sheets at December 31:

                                                1996           1995
  (Dollars in thousands)

  Accumulated benefit obligation, including
   vested benefits of $169,714 in 1996 and
   $158,813 in 1995                          $(187,041)     $(176,559)

  Effect of projected future compensation
    levels                                     (65,049)       (64,045)
  Projected benefit obligation                (252,090)      (240,604)

  Plan assets at market value                  271,669        215,418

  Plan assets over (under)
    projected benefit obligation                19,579        (25,186)

  Unrecognized prior service costs              10,183          8,910
  Unrecognized net gain                        (36,473)        (1,909)
  Unrecognized net asset at transition          (7,905)        (6,103)
       Plan liability                        $ (14,616)     $ (24,288)

  Weighted average discount rate                  7.75%          7.25%
  Expected long-term rate of return on assets      9.5%           9.5%
  Rate of increase in future compensation levels   5.0%           5.0%


Net pension cost includes the following:

                                        1996        1995       1994
  (Dollars in thousands)

  Cost of benefits earned during
    the year                         $ 22,544    $ 15,651   $ 15,359
  Interest cost on projected
    benefit obligation                 18,214      15,702     19,029
  Actual gain arising from
    plan assets                       (36,002)    (46,575)    (2,726)
  Net amortization and deferral        15,449      29,223    (17,472)

  Net pension cost                   $ 20,205    $ 14,001   $ 14,190


      The Company's Plan includes programs to provide additional benefits for compensation excluded from the basic Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Plan. Obligations in these supplemental programs up to the Spin-off date for participants now employed by CFC have been retained by the Company. At December 31, 1996 and 1995, the total pension liability was $12,480,000 and $12,824,000, respectively, and the total pension cost was $2,274,000 in 1996, $1,837,000 in 1995 and
$1,880,000 in 1994.

      The Company has a retiree health plan that provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993 to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

      The following sets forth the total post retirement benefit liability included in Employee Benefits in the Consolidated Balance Sheets at December 31:

(Dollars in thousands)                            1996           1995
Accumulated post retirement benefit obligation
     Retirees and other inactives              $ 38,789       $ 40,645
     Participants currently eligible to retire   13,581         15,853
     Other active participants                   19,334         18,910
                                                 71,704         75,408
     Unrecognized prior service costs               499          1,814
     Unrecognized valuation gain                 12,313          5,905
Accrued post retirement benefit cost           $ 84,516        $83,127

Weighted average discount rate                    7.75%           7.25%
Average health care cost trend rate
     First year                                    9.0%           10.0%
     Declining to (year 1999)                      6.0%            6.0%

      Net periodic post retirement benefit cost includes the following components:


                                              1996      1995      1994
     (Dollars in thousands)

Cost of benefits earned during
    the  year                                $2,422    $1,960   $ 2,699
Interest cost on accumulated post
   retirement obligation                      5,256     5,301     4,794
Net amortization and deferral                  (131)     (719)     (410)

Net periodic post retirement benefit cost    $7,547    $6,542    $7,083

     The increase in the accumulated post retirement benefit obligation and the aggregate service and interest cost, given a 1 percent increase in the health care cost trend rate assumption, would be approximately 12% and 15%, respectively.

      The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total compensation earned by salaried participants of those plans was $23,210,000, $17,300,000 and $52,200,000 in 1996, 1995 and 1994, respectively, and by hourly participants was $12,200,000, $9,100,000 and $29,500,000 in 1996, 1995 and
1994, respectively.


NOTE 9: THRIFT AND STOCK PLAN

      The Company sponsors the Consolidated Freightways Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. The TASP satisfies the Company's contribution requirement by matching up to 50% of the first three percent of a participant's basic compensation. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. Company contributions were $8,589,000 in 1996, $7,227,000 in 1995 and $5,366,000 in 1994, primarily in the form of preferred stock.

      The Series B Preferred Stock earns a dividend of $12.93 per share and is used to repay the TASP debt. Any shortfall is paid in cash by the Company. Dividends on these preferred shares are deductible for income tax purposes and, accordingly, are reflected net of their tax benefits in the Statements of Consolidated Income. Allocation of preferred stock to participants' accounts is based upon the ratio of the current year's principal and interest payments to the total TASP debt. Since the debt is guaranteed by the Company, it is reflected in Long-term Debt and Guarantees in the Consolidated Balance Sheets. The TASP guarantees are reduced as principal is paid.

      Each share of preferred stock is convertible into common stock, upon an employee ceasing participation in the plan, at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.71 shares of common stock for each share of Series B preferred stock.

      Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. During 1996, 1995 and 1994, $6,250,000, $5,918,000 and $5,780,000, respectively, of deferred compensation expense was recognized.

      At December 31, 1996, the TASP owned 875,191 shares of Series B preferred stock, of which 163,596 shares have been allocated to employees. In connection with the Spin-off, 67,222 allocated shares held by CFC participants were converted to the Company's common stock in December 1996. At December 31, 1996, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.


NOTE 10. STOCK OPTION PLANS

      Officers and non-employee directors have been granted options under the Company's stock option plans to purchase common stock of the Company at prices equal to the market value of the stock on the date of grant. Outstanding options become fully exercisable one year after date of grant; any unexercised options expire after 10 years.

      In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Adoption of SFAS 123 is optional, and the Company does not intend to change its accounting for stock-based compensation. Had the Company adopted this statement in 1995, pro forma net income from continuing operations as reported net of preferred dividends would have been $68.6 million or $1.52 per share and $74.0 million or $1.72 per share for the years 1996 and 1995, respectively. These pro forma effects of
applying SFAS 123 are not indicative of  future amounts.   The weighted
average fair value of options granted in  1996  and 1995   were  $8.54
and  $8.37  per  share,  respectively.   The  following assumptions  were
used with the Black-Scholes options pricing model to calculate the option values: risk-free weighted average rate, 6.7%; option term, 10.0 years; dividend yield, 1.7%; and volatility, 35.0%.

     Following is a summary of stock option data:

                                      Number       Wgtd Avg
                                        of         Exercise
                                     Options        Price
Outstanding at December 31, 1993    3,813,599      $17.15
  Granted                             736,800       22.60
  Exercised                          (614,709)      15.56
  Expired or canceled                (157,262)      27.78
Outstanding at December 31, 1994    3,778,428       18.02
  Granted                             647,500       23.61
  Exercised                          (583,143)      16.01
  Expired or canceled                 (84,590)      26.48
Outstanding at December 31, 1995    3,758,195       19.11
  Granted                             537,500       21.53
  Exercised                          (138,027)      14.30
  Expired or canceled                 (24,319)      27.10
  Adjustment for Spin-off             773,139           -
Outstanding at December 31, 1996    4,906,488      $16.46

      The following is a summary of the stock options outstanding at December 31, 1996:


Range of        Number of       Wgtd Avg       Wgtd Avg
Exercise        Options         Remaining      Exercise
Prices          Outstanding     Life (Years)   Price
$9.08-$13.35     2,026,159        5.3           $11.59
$15.99-$19.63    2,219,609        8.0           $19.01
$21.01-$27.66      660,720        5.5           $23.70

      Of the options outstanding at December 31, 1996, the following were the number of options exercisable and the respective weighted average exercise price for each range indicated: $9.08-$13.35, 2,026,159 options at $11.59; $15.99-$19.63, 1,694,408 options at $18.97, and $21.01-$27.66,
645,473 options at $23.82.

     As a result of the Spin-off, participants in the stock option plan who are employees of CFC have until March 3, 1997, to exercise approximately 566,000 options with an aggregate value of $9,574,000.

NOTE 11:  FINANCIAL INSTRUMENTS

The Company has entered into interest rate swap agreements that expire in 1999. These agreements effectively convert $44 million of variable rate lease obligations to fixed rate obligations. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to operating expense. The Company is exposed to credit loss on the interest rate swaps in the event of non-performance by counter parties, but the Company does not anticipate non-performance by any of these counter parties. The fair values of the interest rate swaps, as presented below, reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reported date.

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

(Dollars in thousands)          1996                1995
                         Carrying   Fair      Carrying   Fair
                         Amount     Value      Amount    Value

Payables for
  interest swaps         $     --  $  1,351  $     --  $  2,845
Short-term borrowings     155,000   155,000    50,000    50,000
Long-term debt            369,425   400,000   371,795   408,000
Capital leases           $110,961  $119,000  $111,027  $122,000

NOTE 12:  CONTINGENCIES AND OTHER COMMITMENTS

      In connection with the Spin-off, the Company agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain worker's compensation and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit under which the Company is liable to the issuing bank and by bonds issued by surety companies. In order to secure CFC's obligation to reimburse and indemnify the Company against liability with respect to these claims, CFC has provided the Company with approximately $30 million of letters of credit and $50 of real property collateral.

      The Company has entered into a Transition Services Agreement to provide CFC with certain information systems, data processing and other administrative services and will administer CFC's retirement and benefits plans. The agreement has a three year term although CFC may terminate any or all services with six months notice. The Company may terminate all services other than the telecommunications and data processing services at any time after the first anniversary of the agreement, with six months notice. Services performed by the Company under the agreement shall be paid by CFC on an arm's-length negotiated basis.

      The Internal Revenue Service has notified a subsidiary of the Company of proposed adjustments in aviation transportation excise tax caused by a difference in methods used to calculate the tax. The Company intends to vigorously defend against the proposed adjustments. Although the Company is unable to predict the ultimate outcome, it is the opinion of management that this action will not have a material impact on the Company's financial position or results of operations.

      The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statutes at several hazardous waste sites. Under CERCLA, PRPs are jointly and severally liable for all site remediation and expenses. After investigating the Company's involvement at such sites, the Company has either agreed to de minimis settlements or, based upon cost studies performed by independent third parties, believes its obligations with respect to such sites would not have a material adverse effect on the Company's financial position or results of operations.

      The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.


NOTE 13: INDUSTRY GROUP ANALYSIS AND FOREIGN OPERATIONS


     The following analyses are by geographic and industry group. Revenues and expenses are allocated between the United States and international, depending on whether the shipments are between locations within the United States or between locations where one or both are outside the United States. Operating income is net of general corporate expenses, a portion of which have been allocated to subsidiaries on a revenue and capital basis. Intersegment revenues and earnings thereon have been eliminated. The identifiable assets of the parent consist principally of cash, cash equivalents and deposits.


GEOGRAPHIC GROUP INFORMATION
       (Dollars in thousands)

                               Consolidated       U.S.      International

Year Ended December 31, 1996
      Revenues                  $3,662,183    $  2,898,091    $  764,092
      Operating income             192,148         151,575        40,573
      Identifiable assets        2,081,866       2,032,085        49,781

Year Ended December 31, 1995
      Revenues                  $3,290,077    $  2,601,193    $  688,884
      Operating income             186,687         151,379        35,308
      Identifiable assets*       1,825,850       1,787,960        37,890

Year Ended December 31, 1994
      Revenues                  $2,799,935    $  2,288,308    $  511,627
      Operating income             189,977         163,540        26,437
      Identifiable assets*       1,621,110       1,584,660        36,450

* Excludes net assets of discontinued operations.

                                  PAGE 38

INDUSTRY GROUP INFORMATION
(Dollars in thousands)
                                                                                                   Industry Group
                                                                 Adjustments,         Con-Way
                                                               Eliminations and    Transportation      Emery
                                                Consolidated      the Parent          Services       Worldwide     Other

Year Ended December 31, 1996
Revenues                                        $3,662,183                          $1,292,082      $1,968,058   $402,043
Operating expenses                               2,918,682                             973,341       1,586,855    358,486
Selling and administrative expenses                463,930                             165,291         270,834     27,805
Depreciation                                        87,423                              52,401          31,954      3,068
Operating income                                   192,148                          $  101,049      $   78,415   $ 12,684
Other expense                                      (45,016)
   Income before income taxes                   $  147,132

Capital expenditures                            $  200,835     $         434        $  146,377      $   46,939   $  7,085

Identifiable assets                             $2,081,866     $     172,969        $  687,821      $1,137,631   $ 83,445


Year Ended December 31, 1995
Revenues                                        $3,290,077                          $1,152,164      $1,766,301   $371,612
Operating expenses                               2,641,756                             876,505       1,422,872    342,379
Selling and administrative expenses                391,682                             138,329         234,223     19,130
Depreciation                                        69,952                              40,757          27,472      1,723
Operating income                                   186,687                          $   96,573      $   81,734   $  8,380
Other expense                                      (33,745)
   Income before income taxes                   $  152,942

Capital expenditures                            $  167,253     $      (4,242)       $  136,546      $   32,197   $  2,752

Identifiable assets*                            $1,825,850     $     106,080        $  562,449      $1,082,507   $ 74,814


Year Ended December 31, 1994
Revenues                                        $2,799,935                          $1,018,544      $1,567,854   $213,537
Operating expenses                               2,169,369                             748,086       1,252,263    169,020
Selling and administrative expenses                377,032                             124,719         211,841     40,472
Depreciation                                        63,557                              34,519          26,134      2,904
Operating income                                   189,977                          $  111,220      $   77,616   $  1,141
Other expense                                      (24,848)
   Income before income taxes                   $  165,129

Capital expenditures                            $  149,808     $      (1,514)       $   97,392      $   48,648   $  5,282

Identifiable assets*                            $1,621,110     $     138,702        $  424,234      $1,008,012   $ 50,162

* Excludes net assets of discontinued operations.

                                PAGE 39

CNF TRANSPORTATION INC. AND SUBSIDIARIES
NOTE 14: Quarterly Financial Data (Unaudited)

(Dollars in thousands except per share data)

1996 - QUARTER ENDED                           March 31          June 30         September 30      December 31
     Revenues                                 $ 847,873       $  894,336         $ 935,790          $ 984,184
     Operating income                            35,214           52,657            54,416             49,861
     Income from continuing operations
      before income taxes                        25,683           41,323            42,065             38,061
     Income taxes                                12,020           17,605            18,766             18,560
     Net income from continuing operations       13,663           23,718            23,299             19,501
     Loss from discontinued operations
       net of tax benefits*                     (13,383)         (10,062)           (3,445)           (25,743)**
     Net income (loss) applicable to common
       shareholders                              (1,854)          11,473            17,713             (8,376)
     Per share:
       Primary income (loss):
         Continuing operations                     0.26             0.48              0.47               0.38
         Discontinued operations*                 (0.29)           (0.22)            (0.07)             (0.57)**
         Net income (loss)                        (0.03)            0.26              0.40              (0.19)
       Fully diluted income (loss):
         Continuing operations                     0.24             0.45              0.44               0.35
         Discontinued operations*                 (0.27)           (0.21)            (0.07)             (0.51)**
         Net income (loss)                        (0.03)            0.24              0.37              (0.16)
       Market price range                 $29.38-$21.00    $26.25-$21.13     $24.50-$17.25      $26.00-$21.50
       Common dividends paid                       0.10             0.10              0.10               0.10

1995 - QUARTER ENDED
                                               March 31          June 30        September 30       December 31
     Revenues                                  $771,691         $808,983          $830,979          $878,424
     Operating income                            45,515           47,453            45,151            48,568
     Income from continuing operations
      before income taxes                        38,877           40,210            35,793            38,062
     Income taxes                                16,865           17,628            15,595            16,635
     Net income from continuing operations       22,012           22,582            20,198            21,427
     Income (loss) from discontinued
       operations net of taxes (benefits)*        2,154             (355)           (4,683)          (25,970)
     Net income (loss) applicable to common
       shareholders                              19,842           20,086            13,360            (6,722)
     Per share:
       Primary income (loss):
         Continuing operations                     0.45             0.46              0.40              0.43
         Discontinued operations*                  0.05            (0.01)            (0.10)            (0.58)
         Net income (loss)                         0.50             0.45              0.30             (0.15)
       Fully diluted income (loss):
         Continuing operations                     0.42             0.43              0.38              0.40
         Discontinued operations*                  0.04            (0.01)            (0.10)            (0.53)
         Net income (loss)                         0.46             0.42              0.28             (0.13)
       Market price range                 $27.00-$20.25    $27.00-$20.63     $26.75-$21.75     $27.88-$22.75
       Common dividends paid                       0.10             0.10              0.10              0.10

*  Reflects the results of CFC as described in Note 2 to the consolidated financial statements.
** Includes $16.2 million for loss on discontinuance, net of tax benefits ($0.36 per share primary and $0.32 per share fully diluted).

                                PAGE 40

CNF Transportation Inc.
Five Year Financial Summary
(Dollars in thousands except per share data)            1996           1995             1994             1993           1992
SUMMARY OF OPERATIONS
 Revenues                                         $3,662,183     $3,290,077       $2,799,935       $2,163,631     $1,921,379
    Con-Way Transportation Services                1,292,082      1,152,164        1,018,544          818,301        724,195
    Emery Worldwide                                1,968,058      1,766,301        1,567,854        1,261,273      1,147,204
    Other                                            402,043        371,612          213,537           84,057         49,980
Operating income (loss)                              192,148        186,687          189,977           90,754         24,916
    Con-Way Transportation Services                  101,049         96,573          111,220           71,854         53,747
    Emery Worldwide                                   78,415         81,734           77,616           16,591        (32,651)
    Other                                             12,684          8,380            1,141            2,309          3,820
Investment income                                         52             85            1,708            5,127          3,726
Interest expense                                      39,766         33,407           27,065           29,890         33,023
Income (loss) from continuing operations
  before income taxes (benefits)                     147,132        152,942          165,129           66,202        (26,783)
Income taxes (benefits)                               66,951         66,723           69,304           28,736         (6,058)
Income (loss) from continuing operations (a)          71,589         75,420           76,762           18,499        (79,911)(e)
Discontinued operations: (b)
Income (loss) from discontinued operations, net of
  income taxes (benefits)                            (36,386)       (28,854)         (37,442)(d)       13,108        (17,817)(e)
 Loss from discontinuance,
  net of income tax benefits                         (16,247)             -                -                -              -
 Income (loss) from discontinued operations          (52,633)       (28,854)         (37,442)          13,108        (17,817)
Net Income (loss) applicable to common shareholders   18,956         46,566           35,710 (d)       31,607        (97,728)(e)

PER SHARE
Income (loss) from continuing operations                1.59           1.75             1.90 (d)         0.51          (2.27)(e)
Discontinued operations: (b)
Income (loss) from discontinued operations, net of
  income taxes (benefits)                              (0.81)         (0.65)           (0.85)(d)         0.36          (0.51)(e)
Loss from discontinuance,
  net of tax benefits                                  (0.36)             -                -                -              -
Net income (loss) applicable to common shareholders     0.42           1.10             1.05 (d)         0.87          (2.78)(e)
Dividends paid on common stock                          0.40           0.40                -                -              -
Common shareholders' equity                            10.86          15.76            14.58            13.65          12.64

STATISTICS
Capital expenditures                                $200,835       $167,253         $149,808         $151,815        $58,399
Effective income tax rate                               45.5%          43.6%            42.0%            43.4%         (22.6)%
Primary average shares                            45,062,576     44,362,485(c)    44,116,044       36,187,682     35,195,743
Market price range                             $29.38-$17.25  $27.88-$20.25    $29.25-$18.00    $24.00-$13.63  $19.63-$12.50
Number of shareholders                                16,090         15,980           16,015           15,785         15,260
Number of employees                                   25,100         21,400           18,500           17,000         14,700

(a) Includes preferred stock dividends.
(b) Reflects the results of CFC as described in Note 2 to the consolidated financial statements.
(c) Reflects the conversion of Series C Preferred stock to Common stock.
(d) Continuing operations include $3.6 million extraordinary charge ($.08 per share primary and $.07 per share fully diluted), and discontinued operations $1.9 million ($.04 per share), net of related tax benefits, for the write-off of intrastate operating rights.
(e) Continuing operations include $39.8 million ($1.13 per share) cumulative effect of change in method of accounting for post retirement benefits and $2.8 million ($.08 per share) extraordinary charge from early retirement of debt.
    Discontinued operations include $30.2 million ($.86 per share) cumulative effect for the accounting change and
    $4.5 million ($.13 per share) extraordinary charge from early retirement of debt.