Form 10-K, Exhibit 13
period 1997-12-31
CNF TRANSPORTATION INC
filed 1998-03-26
CIK 23675

EXHIBIT 13
                                                ----------
                        <PAGE 18>

CNF Transportation  Inc.
1997 Annual Report

Financial Review and Management Discussion

The Company's total operating income for 1997 was a record $264.9 million, representing a 37.9% increase over 1996. Aided by a strong economy, the increase resulted primarily from significant operating income improvements from the Con-Way Transportation Services (CTS) and Emery segments and from Menlo Logistics, which is reported in the Other segment. Additionally, management believes that marketing strategies emphasizing a more profitable service mix, optimization of existing transportation systems, incentive plans based on operating margins and cost reduction strategies contributed to the operating margin improvement. Partially offsetting the improved 1997 results were losses, primarily in the fourth quarter, from the start-up phase of the Priority Mail contract awarded April 1997. The Company's 1996 operating income was $192.1 million, representing a 2.9% increase over 1995 and came primarily from higher operating income at CTS and the Other segment, despite severe weather conditions at the start of 1996 and higher fuel prices.

Total Company revenues for 1997, also a record at $4.27 billion, increased 16.5% over the previous record achieved in 1996. Significant increases came from Emery, Menlo and the CTS regional carriers, which make up most of the CTS segment. A minor revenue increase from the Priority Mail contract, which occurred primarily in the fourth quarter, was reported among the three reporting segments based on the service provided. The Company's revenues in 1996 increased 11.3% over 1995, reflecting increased revenues at all three of the Company's segments.

Operating results for 1996 and 1995 reflect the results of Consolidated Freightways Corporation, the Company's former long-haul, less-than-truckload (LTL) carrier, which was spun off to shareholders on December 2, 1996, as a discontinued operation.

Con-Way Transportation Services

Due to an increase in tonnage levels and revenue per hundred-weight, CTS's 1997 revenues increased 14.0% to another record compared to 1996. Total regional carrier tonnage for 1997 was 9.3% above 1996 with LTL tonnage up 9.7%. Adding to these volume increases were generally higher rates, as average revenue per hundred-weight was up about 5 percent compared to 1996. The increased rates were partially attributed to marketing of the premium service mix and the expansion into joint services among CTS regional carriers. The volume increases were attributed in part to the strong economic conditions, demand for premium regional service, increased business from prior years' geographic expansions and market share gains.
CTS revenues for 1996 increased 12.1% over 1995 on a tonnage increase of 7.8% with LTL tonnage up 5.9%. Revenues for the first quarter of 1996 were adversely affected by severe winter weather.

CTS reported a significant increase in operating income, 45.6% above 1996. Several factors contributed to this increase, including higher revenues from premium, more profitable services and more efficient utilization of capacity in the expanded regions. Also contributing were increased density and load factor throughout the system. Partially offsetting these improvements was a $5.0 million charge for costs from the discontinuance of a rail container service. CTS's operating margin increased significantly in 1997 to 10.0% from 7.8% in 1996. Operating income at CTS in 1996 increased 4.6% over 1995. While the first half of 1996 was affected by costs of winter storms and higher fuel costs, results improved steadily in the third and fourth quarters.

Emery Worldwide

Emery revenues for 1997 increased 15.5% over 1996, exceeding $2 billion for the first time. International commercial revenues increased 16.0% and domestic revenue was up 12.5%. Tonnage increases for the same international and domestic services were 13.7% and 9.8%, respectively, indicating relatively stable average annual rates compared with last year for the respective markets. Emery's 1996 revenues increased 11.4% over 1995, brought about by both domestic and international revenue growth.

Emery's operating income for 1997 increased to a record $109.3 million, a 39.4% increase over 1996.
The improved results reflect the benefits of the revenue growth, especially international, combined with limited benefits from the mix of premium services, the implementation of geographic zone-based rates in North America, benefits from the UPS strike, and continued cost control strategies. These increases to operating income more than offset higher

                        <PAGE 19>

information systems costs in 1997. Operating income was 4.1% lower in 1996 compared to 1995, partially due to higher fuel costs and costs of developing information systems.

Emery's results of operations for the first two months of 1998 have been adversely affected by less than planned revenues. Emery management has efforts under way to improve operating efficiencies and capacity. These efforts include a redesign and upgrade of the freight sortation center located at the Dayton Hub to provide approximately 30% greater capacity, which is estimated to be completed in the year 2000 at a cost of approximately $56 million. In addition, Emery is seeking to improve operating efficiency with recent openings of new international distribution centers for Latin America and Asia and plans to add up to five wide-body aircraft to the fleet.

On April 23, 1997, Emery Worldwide Airlines (EWA), a subsidiary of the Company, was awarded a multi-year contract with the U.S. Postal Service (USPS) to provide Priority Mail sortation and transportation. The USPS has indicated that the Company could receive revenues of approximately $1.7 billion over the initial term of the contract. However, the foregoing amount is subject to a number of uncertainties and assumptions, and there can be no assurance that the revenues realized by the Company will not be less than this amount. The initial term of the contract ends in February 2002, although the contract may be renewed by the USPS for two successive three-year terms.

The Priority Mail contract calls for the Company to obtain, equip and fully staff ten Priority Mail processing centers in major metropolitan areas along the eastern seaboard. Five of the processing centers were fully operational by November 15, 1997, and the remaining five are scheduled to be fully operational by the end of the second quarter of 1998. The first five processing centers were operational within the prescribed time frame. The Company must pay liquidated damages if the remaining centers are not operational on time.

As of December 31, 1997, the Company had incurred $64.2 million of an estimated $120 million of capital expenditures associated with the new contract. Also, the Company expects to capitalize approximately $25 million for other associated contract costs, of which approximately $20 million was capitalized as of December 31, 1997.

Other Operations

The Other reporting segment consists primarily of the commercial operations of Menlo Logistics, Road Systems,
VantageParts and the sortation operations of the Priority
Mail contract. Revenues in 1997 increased 29.7% over the prior year primarily due to a 26.9% increase in revenues from Menlo. The remaining increase was due primarily to revenues in the fourth quarter of 1997 from the sortation operation of the Priority Mail contract.

Operating income for the Other segment was down 34.0% from 1996 as a result of losses incurred by the sortation operations during the start-up phase of the Priority Mail contract. However, Menlo's commercial operations reported a 71.4% increase in operating income for the year to reach
$17.2 million. Menlo's improvement partially resulted from an increased mix of integrated solution projects that produced higher margins than 1996 and 1995, when the share of carrier management services was higher.

Other Income (Expense)

Other expense in 1997 decreased 4.4% from 1996.
Interest expense remained fairly constant in 1997 and 1996 as a result of similar levels of short-term borrowings in the second half of 1996 and the first half of 1997. Short-term borrowings were paid off in June 1997 with proceeds from the issuance of the preferred securities of the subsidiary trust (TECONS). The TECONS resulted in increased expenses for the dividend requirement that were partially offset by income from temporarily invested proceeds. Other expense in 1996 increased 33.4% from 1995 as a result of interest expense on increased short-term borrowings and losses from write-offs and sales of non-operating assets.

Income Taxes

The effective tax rate of 45.5%, the same for both 1997 and 1996, reflecting comparable levels of non-deductible items and taxes incurred in other jurisdictions. The 1996 rate, compared to a tax rate of 43.6% in 1995, was attributable to a higher proportion of other non-deductible items.

                        <PAGE 20>

Net Income

Net income from continuing operations of $113.0 million for 1997, including the preferred dividends, was 57.8% above 1996 as a result of the significant increase in operating income. Net income available to common shareholders in 1997 was up $94.0 million over the prior year due to both the increased net income from continuing operations and the $52.6 million loss from discontinued operations in 1996. Net income from continuing operations for 1996 decreased 5.1% from 1995 as a result of the increase in other expense and the higher effective tax rate. Dividends on preferred stock of the Company in 1996 decreased 20.4% from 1995 due to the absence of dividends from the Series C preferred stock that converted to common stock in March 1995.

Liquidity and Capital Resources

In 1997, the Company's cash and cash equivalents increased $15.5 million to $97.6 million. Cash was provided primarily by cash flow from operations of $276.7 million, net proceeds of $121.4 million from issuance of the TECONS and $41.5 million from the proceeds of exercised stock options. Cash provided by these sources was used primarily to fund capital expenditures of $242.3 million, net debt repayments of $157.0 million and dividend payments of $29.8 million.

Cash flow from operations in 1997 increased $70.9 million over 1996. The increase was primarily due to higher net income, depreciation and amortization and deferred income taxes. The combined change in the working capital accounts and remaining items in operating activities used $7.5 million of cash in 1997 whereas the net change in the same items in the prior year provided $31.8 million.

Capital expenditures of $242.3 million for the year ended 1997 increased $41.5 million compared to 1996 with a large portion of the 1997 increase coming in the fourth quarter. Of the capital expenditures for the year ended 1997, $64.2 million related to the new Priority Mail contract. The remaining capital expenditures of the estimated $120 million for the Priority Mail contract are expected to occur in the first half of 1998.

Proceeds from the exercise of stock options in 1997 provided $41.5 million compared with $1.9 million in 1996. Payments of preferred and common dividends were $29.8 million and $29.9 million for the years 1997 and 1996, respectively.

During 1997, the Company reduced debt by $157.0 million including full repayment of $155.0 million borrowed under unsecured lines of credit. In the prior year, borrowings under the unsecured lines of credit increased $105 million and repayments of debt totaled $2.4 million. The net debt repayments in 1997 were funded primarily from operating cash flow and net proceeds of $121.4 million from the issuance of the TECONS, which were applied to temporarily reduce debt pending application of such proceeds to pay costs associated with the Priority Mail contract.

In December 1997, the Company, through its air freight subsidiaries, entered into an agreement to deliver Series A
City of Dayton, Ohio refinancing bonds with a rate of 5.625%. The $46 million in bonds will bear this rate when delivered on October 1, 1998 and will become due in 2018.

The Company's ratio of total debt to total capital decreased to 37.9% at December 31, 1997, from 55.6% at December 31, 1996. The improvement resulted primarily from the issuance of the TECONS, repayment of short-term borrowings, net income and exercises of stock options. The current ratio was
1.3 to 1 at December 31, 1997, compared to 1.0 to 1 at
December 31, 1996.

At December 31, 1997, letters of credit of $104.8 million were outstanding under the Company's $350 million unsecured credit facility, leaving $245.2 million available for additional borrowings and letters of credit. Under several other unsecured letter of credit facilities, the Company had outstanding letters of credit of $68.3 million at December 31, 1997, leaving $16.7 million available. In addition, the Company had available $75.0 million of capacity under other short-term uncommitted borrowing lines, none of which was drawn.

Other Items

The Company is currently replacing or modifying certain information systems to address year 2000 issues, but is unable to predict with certainty the total costs of addressing these issues. However, the Company currently estimates that expenditures for year 2000 compliance will total approximately $28 million. These costs represent expenditures in addition to normal systems replacement and maintenance.

                        <PAGE 21>

Management Report  on Responsibility for  Financial
Reporting

The management of CNF Transportation Inc. has prepared the accompanying financial statements and is responsible for their integrity. The statements were prepared in accordance with generally accepted accounting principles, after giving consideration to materiality, and are based on management's best estimates and judgments. The other financial information in the annual report is consistent with the financial statements.

Management has established and maintains a system of internal control. Limitations exist in any control structure based on the recognition that the cost of such system should not exceed the benefits derived. Management believes its control system provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control is documented by written policies and procedures that are communicated to employees. The Company's internal audit staff independently assesses the adequacy and the effectiveness of the internal controls which are also tested by the Company's independent public accountants.

The Board of Directors, through its audit committee consisting of five independent directors, is responsible for engaging the independent accountants and assuring that management fulfills its responsibilities in the preparation of the financial statements. The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants. Both the internal auditors and Arthur Andersen LLP have access to the audit committee without the presence of management to discuss internal accounting controls, auditing and financial reporting matters.

/s/Donald E. Moffitt,
Chairman and Chief Executive Officer

/s/Chutta Ratnathicam
Senior Vice President and Chief Financial Officer

/s/Gary D. Taliaferro
Vice President and Controller


Report of Independent  Public Accountants


To the Shareholders and Board of Directors of CNF
Transportation Inc.

We have audited the accompanying consolidated balance sheets of CNF Transportation Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Transportation Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/S/Arthur Andersen LLP
San Francisco, California
January 23, 1998

                        <PAGE 22>

Consolidated Balance Sheets
<CAPTIONS>
December 31
(Dollars in thousands)                                        1997           1996
Assets
Current Assets
Cash and cash equivalents                               $   97,617     $   82,094
Trade accounts receivable, net of allowance (Note 1)       703,785        542,381
Other accounts receivable                                   32,067         49,278
Operating supplies, at lower of average cost or market      36,580         32,916
Prepaid expenses                                            35,682         31,249
Deferred income taxes (Note 6)                             103,656         77,977
     Total Current Assets                                1,009,387        815,895


Property, Plant and Equipment, at Cost
Land                                                       109,768        104,314
Buildings and improvements                                 301,245        265,655
Revenue equipment                                          685,618        586,720
Other equipment and leasehold improvements                 400,065        302,679
                                                         1,496,696      1,259,368
Accumulated depreciation and amortization                 (616,854)      (506,719)
                                                           879,842        752,649

Other Assets
Restricted funds                                            10,601         12,685
Deposits and other assets                                  120,872         95,144
Unamortized aircraft maintenance, net (Note 1)             123,352        119,927
Costs in excess of net assets of businesses acquired,
     net of accumulated amortization (Note 1)              277,442        285,566
                                                           532,267        513,322
     Total Assets                                       $2,421,496     $2,081,866

        The accompanying notes are an integral part of these statements.

                        <PAGE 23>

Consolidated Balance Sheets
<CAPTIONS>
December 31
(Dollars in thousands)                                          1997           1996
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                          $  268,064     $  210,902
Accrued liabilities (Note 3)                                 423,237        349,497
Accrued claims costs                                          99,848         87,340
Current maturities of long-term debt and capital leases
     (Notes 4 and 5)                                           4,875          3,185
Short-term borrowings (Note 4)                                     -        155,000
Federal and other income taxes (Note 6)                       10,114          9,162
     Total Current Liabilities                               806,138        815,086

Long-Term Liabilities
Long-term debt and guarantees (Note 4)                       362,671        366,305
Long-term obligations under capital leases (Note 5)          110,817        110,896
Accrued claims costs                                          55,030         57,912
Employee benefits (Note 9)                                   141,351        115,470
Other liabilities and deferred credits                        72,428         75,479
Deferred income taxes (Note 6)                                89,958         32,439
     Total Liabilities                                     1,638,393      1,573,587

Commitments and Contingencies (Notes 4, 5 and 13)
Company-Obligated Mandatorily Redeemable Preferred
     Securities of Subsidiary Trust Holding Solely
     Convertible Debentures of the Company (Note 7)          125,000              -
Shareholders' Equity (Note 8)
Preferred stock, no par value; authorized 5,000,000 shares:
     Series B, 8.5% cumulative, convertible, $.01 stated
          value; designated 1,100,000 shares; issued 865,602
          and 875,191 shares, respectively                         9              9
Additional paid-in capital, preferred stock                  131,649        133,108
Deferred compensation (Note 10)                             (101,819)      (108,468)
     Total Preferred Shareholders' Equity                     29,839         24,649
Common stock, $.625 par value; authorized 100,000,000
     shares; issued 54,370,182 and 51,595,827 shares,
     respectively                                             33,981         32,247
Additional paid-in capital, common stock                     302,256        242,879
Deferred compensation, restricted stock (Note 11)             (2,528)          (187)
Cumulative translation adjustment                             (6,647)         3,279
Retained earnings                                            473,250        378,744
Cost of repurchased common stock
     (6,977,848 and 7,029,917 shares, respectively)         (172,048)      (173,332)
     Total Common Shareholders' Equity                       628,264        483,630
     Total Shareholders' Equity                              658,103        508,279
     Total Liabilities and Shareholders' Equity           $2,421,496     $2,081,866

          The accompanying notes are an integral part of these statements.

                        <PAGE 24>

Statements of Consolidated Income
<CAPTIONS>
Years ended December 31
(Dollars in thousands except per share data)                  1997           1996           1995
Revenues                                                $4,266,801     $3,662,183     $3,290,077
Costs and Expenses
Operating expenses                                       3,333,721      2,918,682      2,641,756
Selling and administrative expenses                        557,117        463,930        391,682
Depreciation                                               111,096         87,423         69,952
                                                         4,001,934      3,470,035      3,103,390
Operating Income                                           264,867        192,148        186,687
Other Income (Expense)
Investment income                                            1,378             52             85
Interest expense                                           (39,553)       (39,766)       (33,407)
Dividend requirement on preferred securities
     of subsidiary trust (Note 7)                           (3,471)             -              -
Miscellaneous, net                                          (1,407)        (5,302)          (423)
                                                           (43,053)       (45,016)       (33,745)

Income from continuing operations before income taxes      221,814        147,132        152,942
Income taxes (Note 6)                                      100,925         66,951         66,723
Income from Continuing Operations                          120,889         80,181         86,219

Losses from discontinued operations, net of income
     tax benefits (Note 2)                                       -        (36,386)       (28,854)
Loss from discontinuance, net of income tax
     benefits (Note 2)                                           -        (16,247)             -
                                                                 -        (52,633)       (28,854)
Net income                                                 120,889         27,548         57,365
Preferred stock dividends                                    7,886          8,592         10,799
Net Income Available to Common Shareholders             $  113,003     $   18,956     $   46,566

Basic shares (Note 1)                                   46,236,688     44,041,159     42,067,842
Diluted shares (Note 1)                                 53,077,468     49,531,101     48,531,501
Basic Earnings Per Share (Note 1)
     Income from continuing operations                       $2.44          $1.63          $1.79
     Losses from discontinued operations                         -          (0.83)         (0.68)
     Loss from discontinuance                                    -          (0.37)             -
     Net income                                              $2.44          $0.43          $1.11
Diluted Earnings Per Share (Note 1)
     Income from continuing operations                       $2.19          $1.48          $1.64
     Losses from discontinued operations                         -          (0.73)         (0.60)
     Loss from discontinuance                                    -          (0.33)             -
     Net income                                              $2.19          $0.42          $1.04

                  The accompanying notes are an integral part of these statements.

                        <PAGE 25>


Statements of Consolidated Cash Flows
Years ended December 31
(Dollars in thousands)                                        1997           1996           1995
Cash and Cash Equivalents, Beginning of Year             $  82,094       $ 59,787      $  72,595
Cash Flows from Operating Activities
Net income                                                 120,889         27,548         57,365
Adjustments to reconcile income to net cash provided by
     operating activities:
          Discontinued operations                                -         52,633         28,854
          Depreciation and amortization                    123,391         95,746         79,625
          Increase (decrease) in deferred income taxes
                                                            31,840         (6,705)        14,288
          Amortization of deferred compensation              7,132          6,403          6,050
          Losses (gains) from property disposals, net          927         (1,577)          (145)
Changes in assets and liabilities:
          Receivables                                     (144,193)       (30,006)      (114,855)
          Accounts payable                                  57,162         27,661          9,942
          Accrued liabilities                               52,582         36,074         31,470
          Accrued incentive compensation                    21,158          9,366        (30,413)
          Accrued claims costs                               9,626         11,616          9,625
          Income taxes                                      17,564         18,040          7,454
          Employee benefits                                 25,881        (14,565)        32,793
          Deferred charges and credits                     (36,805)       (27,367)       (48,762)
          Other                                            (10,467)           960          7,832
     Net Cash Provided by Operating Activities             276,687        205,827         91,123
Cash Flows from Investing Activities
Capital expenditures                                      (242,343)      (200,835)      (167,253)
Proceeds from sales of property                              5,043          7,689          5,361
     Net Cash Used by Investing Activities                (237,300)      (193,146)      (161,892)
Cash Flows from Financing Activities
Proceeds from issuance of long-term debt                     1,997              -         98,890
Repayment of long-term debt and capital lease obligations   (4,020)        (2,436)        (2,537)
Proceeds from (repayment of) net short-term borrowings    (155,000)       105,000         50,000
Proceeds from issuance of subsidiary preferred securities,
     net of costs of issuance                              121,431              -              -
Proceeds from exercise of stock options                     41,500          1,887         10,460
Redemption of preferred stock purchase rights                    -              -           (435)
Payments of common dividends                               (18,497)       (17,604)       (16,688)
Payments of preferred dividends                            (11,275)       (12,288)       (14,626)
     Net Cash Provided (Used) by Financing Activities      (23,864)        74,559        125,064
     Net Cash Provided by Continuing Operations             15,523         87,240         54,295
     Net Cash Used by Discontinued Operations                    -        (64,933)       (67,103)
     Increase (Decrease) in Cash and Cash Equivalents       15,523         22,307        (12,808)
Cash and Cash Equivalents, End of Year                   $  97,617       $ 82,094      $  59,787
Supplemental Disclosure
Cash paid for income taxes, net of refunds               $  38,568       $ 13,822      $  25,956
Cash paid for interest, net of amounts capitalized       $  47,948       $ 36,047      $  22,916

                The accompanying notes are an integral part of these statements.

                                <PAGE 26>


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Dollars in thousands except per share data)
<CAPTIONS>


                                              Preferred Stock Series B  Preferred Stock Series C      Common Stock
                                              Number of                 Number of                Number of
                                              Shares        Amount      Shares         Amount    Shares           Amount

Balance, December 31, 1994                      962,748    $    10         690,000    $     7     43,955,510   $ 27,472

 Exercise of stock options including tax
     benefits of $1,122                             -          -               -          -          583,143        364
 Conversion of Series C Preferred stock
    to Common stock                                 -          -          (690,000)        (7)     6,900,000      4,313
 Issuance of restricted stock                       -          -               -          -           12,837          8
 Recognition of deferred compensation               -          -               -          -              -          -
 Redemption of preferred stock purchase
    rights                                          -          -               -          -              -          -
 Repurchased common stock issued for
    conversion of preferred stock                (8,336)       -               -          -              -          -
 Net income                                         -          -               -          -              -          -
 Common dividends declared ($.30 per share)         -          -               -          -              -          -
 Series B, Preferred dividends ($12.93
    per share) net of tax benefits of $3,827        -          -               -          -              -          -
 Series C, Preferred dividends
    ($3.20 per share)                               -          -               -          -              -          -
 Translation adjustment                             -          -               -          -              -          -

Balance, December 31, 1995                      954,412         10             -          -       51,451,490     32,157

 Exercise of stock options including tax
     benefits of $1,565                             -          -               -          -          138,027         86
 Issuance of restricted stock                       -          -               -          -            6,310          4
 Recognition of deferred compensation               -          -               -          -              -          -
 Repurchased common stock issued for
    conversion of preferred stock               (79,221)        (1)            -          -              -          -
 Net income                                         -          -               -          -              -          -
 Common dividends declared ($.40 per share)         -          -               -          -              -          -
 Series B, Preferred dividends ($12.93 per
     share) net of tax benefits of $3,696           -          -               -          -              -          -
 Distribution of investment in CFC (Note 2)         -          -               -          -              -          -
 Translation adjustment                             -          -               -          -              -          -

Balance, December 31, 1996                      875,191          9             -          -       51,595,827     32,247

 Exercise of stock options including tax
     benefits of $16,612                            -          -               -          -        2,688,824      1,681
 Issuance of restricted stock                       -          -               -          -           85,531         53
 Recognition of deferred compensation               -          -               -          -              -          -
 Repurchased common stock issued for
    conversion of preferred stock                (9,589)       -               -          -              -          -
 Net income                                         -          -               -          -              -          -
 Common dividends declared ($.40 per share)         -          -               -          -              -          -
 Series B, Preferred dividends ($12.93 per
     share) net of tax benefits of $3,389           -          -               -          -              -          -
 Translation adjustment                             -          -               -          -              -          -

Balance, December 31, 1997                      865,602    $     9             -      $   -       54,370,182   $ 33,981

The accompanying notes are an integral part of these financial statements

                                        <PAGE 27>

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Dollars in thousands except per share data)
<CAPTIONS>

                                                                                          Cost of
                                                Additional    Cumulative                Repurchased
                                                 Paid-in     Translation    Retained       Common       Deferred
                                                 Capital      Adjustment    Earnings       Stock      Compensation      Total
Balance, December 31, 1994                     $  380,493    $   (1,170)   $ 574,885    $ (187,422)   $  (120,646)   $ 673,629

 Exercise of stock options including tax
     benefits of $1,122                            10,096           -            -             -              -         10,460
 Conversion of Series C Preferred stock
    to Common stock                                (4,306)          -            -             -              -            -
 Issuance of restricted stock                         292           -            -             -             (300)         -
 Recognition of deferred compensation                 -             -            -             -            6,050        6,050
 Redemption of preferred stock purchase
    rights                                           (435)          -            -             -              -           (435)
 Repurchased common stock issued for
    conversion of preferred stock                  (1,288)          -            -           1,288            -            -
 Net income                                           -             -         57,365           -              -         57,365
 Common dividends declared ($.30 per share)           -             -        (13,052)          -              -        (13,052)
 Series B, Preferred dividends ($12.93
    per share) net of tax benefits of $3,827          -             -         (8,592)          -              -         (8,592)
 Series C, Preferred dividends
    ($3.20 per share)                                 -             -         (2,207)          -              -         (2,207)
 Translation adjustment                               -            (858)         -             -              -           (858)

Balance, December 31, 1995                        384,852        (2,028)     608,399      (186,134)      (114,896)     722,360

 Exercise of stock options including tax
     benefits of $1,565                             3,778           -            -             -              -          3,864
 Issuance of restricted stock                         158           -            -             -             (162)         -
 Recognition of deferred compensation                 -             -            -             -            6,403        6,403
 Repurchased common stock issued for
    conversion of preferred stock                 (12,801)          -            -          12,802            -            -
 Net income                                           -             -         27,548           -              -         27,548
 Common dividends declared ($.40 per share)           -             -        (17,604)          -              -        (17,604)
 Series B, Preferred dividends ($12.93 per
     share) net of tax benefits of $3,696             -             -         (8,592)          -              -         (8,592)
 Distribution of investment in CFC (Note 2)           -           4,571     (231,007)          -              -       (226,436)
 Translation adjustment                               -             736          -             -              -            736

Balance, December 31, 1996                        375,987         3,279      378,744      (173,332)      (108,655)     508,279

 Exercise of stock options including tax
     benefits of $16,612                           56,431           -            -             -              -         58,112
 Issuance of restricted stock                       2,771           -            -             -           (2,824)         -
 Recognition of deferred compensation                 -             -            -             -            7,132        7,132
 Repurchased common stock issued for
    conversion of preferred stock                  (1,284)          -            -           1,284            -            -
 Net income                                           -             -        120,889           -              -        120,889
 Common dividends declared ($.40 per share)           -             -        (18,497)          -              -        (18,497)
 Series B, Preferred dividends ($12.93 per
     share) net of tax benefits of $3,389             -             -         (7,886)          -              -         (7,886)
 Translation adjustment                               -          (9,926)         -             -              -         (9,926)

Balance, December 31, 1997                     $  433,905    $   (6,647)   $ 473,250    $ (172,048)   $  (104,347)   $ 658,103

The accompanying notes are an integral part of these financial statements


                        <PAGE 28>

Notes to Consolidated Financial Statements

1. Principal Accounting Policies
Basis of Presentation and Principles of Consolidation: The consolidated financial statements include the accounts of CNF Transportation Inc. (the Company or CNF) and its wholly owned subsidiaries. On December 2, 1996, the Company (formerly Consolidated Freightways, Inc.) completed the spin-off of Consolidated Freightways
Corporation (CFC) as described in Note 2. CFC has been reflected as discontinued operations in the consolidated financial statements and, unless otherwise stated, is excluded from the accompanying notes.

The continuing operations of the Company encompass three business segments: Con-Way Transportation Services (CTS), a regional trucking and full-service truckload company; Emery Worldwide (Emery), an international air freight company; and Other, which is comprised of Menlo Logistics (Menlo), a full-service contract logistics company; Road Systems, a trailer manufacturer; and VantageParts, a wholesale distributor of truck parts and supplies; and the sortation operations of the Priority Mail contract.

CTS provides regional one- and two-day LTL freight trucking, full-service truckload freight delivery utilizing highway over-the-road and rail resources for transcontinental, inter-regional and regional transportation, throughout the U.S.
and international services for Canada and Mexico. Emery provides expedited and deferred domestic and international air cargo services through a freight system designed for the movement of parcels and packages of all sizes and weights, and also provides ocean delivery and customs brokerage. Menlo, the primary business in the Other segment, provides full-service contract logistics using advanced management systems to cost-effectively integrate and simplify complex logistics operations, including transportation, storage and distribution, shipment tracking and invoicing.

Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation service are then accrued. This revenue recognition method does not result in a material difference from in-transit or completed service methods of recognition. Revenues from certain long-term contracts are recognized in accordance with contractual terms as services are provided.
Cash and Cash Equivalents: The Company considers highly liquid investments with original maturities of three months or fewer to be cash equivalents.

Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $20,155,000 and $18,712,000 at December 31, 1997 and 1996, respectively.

Property, Plant and Equipment: Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or fewer for aircraft, 5 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

Expenditures for equipment maintenance and repairs, except for aircraft, are charged to operating expenses as incurred;
betterments are capitalized. Gains (losses) on sales of equipment are recorded in operating expenses.

The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the Company has recorded unamortized maintenance of $175,460,000 and $169,035,000 at December 31, 1997 and 1996,
respectively. Under the Company's various aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $52,108,000 and $49,108,000 at December 31, 1997 and 1996, respectively, to accrue for this obligation and any estimated unusable maintenance at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is classified as Unamortized Aircraft Maintenance, net, in the Consolidated Balance Sheets.

Costs in Excess of Net Assets of Businesses Acquired: The costs in excess of net assets of businesses acquired
(goodwill) are capitalized and amortized on a straight-line basis up to a 40-year period. Impairment is periodically reviewed based on a comparison of estimated, undiscounted cash flows from the underlying segment to the related

                     <PAGE 29>

investment. In the event goodwill is not considered recoverable, an amount equal to the excess of carrying amount of goodwill less the estimated discounted cash flows from the segment will be charged against goodwill with a corresponding expense to the income statement. Based on this review, management does not believe goodwill is impaired. Accumulated amortization at December 31, 1997 and 1996 was $86,053,000 and $76,961,000, respectively.

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

Foreign Currency Translation: Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the Cumulative Translation Adjustment in the Statements of
Consolidated Shareholders' Equity.

Earnings Per Share: Effective December 31, 1997,
the Company adopted SFAS 128, "Earnings Per Share".
SFAS 128 prescribes new calculations for Basic and Diluted Earnings Per Share (EPS), which replace the former calculations for Primary and Fully Diluted EPS. Basic EPS is computed by dividing reported earnings available to common shareholders by the weighted average shares outstanding; no dilution for any potentially dilutive securities is included. Diluted EPS is calculated differently than the Fully Diluted EPS calculation under the old rules. When applying the treasury stock method for Diluted EPS to compute dilution for options, SFAS 128 requires use of the average share price for the period, rather than the greater of the average share price or end-of-period share price. Prior period EPS data has been restated. Diluted EPS from continuing operations is calculated as follows:
(Dollars in thousands
except per share data)            1997       1996       1995
Earnings:
  Net income from
    continuing operations     $113,003    $71,589    $75,420
  Add-backs:
    Dividends on preferred
      stock, net of
      replacement funding        1,231      1,769      4,056
    Dividends on preferred
      securities of
      subsidiary trust,
      net of tax                 2,118          -          -
                              $116,352    $73,358    $79,476
Shares:
  Weighted average
    shares outstanding      46,236,688 44,041,159 42,067,842
  Stock option and
    restricted stock
    dilution                 1,029,415  1,021,417    895,739
  Series B and C
    preferred stock          4,075,254  4,468,525  5,567,920
  Subsidiary trust
    preferred securities     1,736,111          -          -
                            53,077,468 49,531,101 48,531,501
  Diluted Earnings
    Per Share                    $2.19      $1.48      $1.64

Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Reclassification: Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

2. Business Divestitures

On December 2, 1996, the Company completed a tax-free distribution (the Spin-off) to the Company's shareholders of all the outstanding shares of CFC. The Company's shareholders received one share of CFC common stock for every two shares of the Company's common stock owned on November 15, 1996.

                   <PAGE 30>

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

(Dollars in thousands)                    1996          1995
Revenues                            $1,982,544    $2,106,529

Operating loss                         (48,942)      (42,786)
Loss before income tax benefits        (48,236)      (42,069)
Income tax benefits                    (11,850)      (13,215)
Losses from discontinued operations    (36,386)      (28,854)

The Company incurred costs in connection with the Spin-off, including legal and advisory fees, costs of relocating administrative, data processing and other operating locations, severance, and other transaction costs. These costs are reported net of $7.0 million of income tax benefits in the Statements of Consolidated Income as Loss from Discontinuance in 1996.

3. Accrued Liabilities

Accrued liabilities consist of the following as of December 31:

(Dollars in thousands)                    1997          1996
Other accrued liabilities             $169,572      $130,365
Accrued holiday and vacation pay        52,263        44,922
Purchased transportation                40,732        43,328
Accrued taxes other than income taxes   36,794        33,826
Wages and salaries                      28,173        24,841
Estimated revenue adjustments           34,637        23,912
Accrued interest                        18,829        27,224
Accrued incentive compensation          42,237        21,079
Total accrued liabilities             $423,237      $349,497


4. Debt and Guarantees

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                   1997           1996
91/8% Notes Due 1999
  (interest payable semi-annually)   $117,705       $117,705
7.35% Notes due 2005
  (interest payable semi-annually)    100,000        100,000
6.14% Industrial Revenue
  Bonds due 2014                        4,800          4,800
Other debt                              1,179             20
TASP Notes guaranteed, 8.42%
  to 9.04%, due through 2009          143,800        146,900
                                      367,484        369,425
Less current maturities                (4,813)        (3,120)
Total long-term debt and guarantees  $362,671       $366,305

The 91/8% notes due in 1999 and the 7.35% notes due in 2005 contain certain covenants limiting the incurrence of additional liens.

The Company has a $350 million unsecured credit facility to provide for letter of credit and working capital needs.
Borrowings under the agreement, which expires in 2001, bear interest at a rate based upon select indices plus a margin dependent on the Company's credit rating. The agreement contains various restrictive covenants that limit the incurrence of additional indebtedness and require the Company to maintain minimum amounts of net worth and fixed charge coverage. At December 31, 1997, the Company had no short-term borrowings and $104.8 million of letters of credit outstanding under this agreement. Short-term borrowings of $155 million were outstanding at December 31, 1996.

Under several other unsecured letter of credit facilities, the Company had outstanding letters of credit of $68.3 million at December 31, 1997.

Of the $143.8 million TASP Notes, $113.1 million are subject to redemption at the option of the holders should a certain designated event occur or ratings by both Moody's and S&P of senior unsecured indebtedness decline below investment grade. The remaining $30.7 million of the notes contain financial covenants including a common dividend restriction equal to $10.0 million plus one-half of the Company's earnings since inception of the agreement.

The aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five

                      <PAGE 31>

years ending December 31 are: 1998, $4,813,000; 1999,
$123,471,000; 2000, $6,400,000; 2001, $7,500,000; and 2002,
$8,700,000.

The Company's interest expense as presented in the Statements of Consolidated Income is net of capitalized interest of $2,077,000 in 1997, $2,092,000 in 1996 and
$731,000 in 1995.

5. Leases

The Company and its subsidiaries are obligated under various non-cancelable leases.The principal capital lease, which expires in 2018, covers a sorting facility in Dayton, Ohio (the Hub). The Hub is financed by City of Dayton, Ohio, revenue bonds. Of the total bonds, $46 million bear an effective rate of 8%. In 1997, the Company entered into an agreement to deliver Series A refinancing bonds. These bonds, when delivered on October 1, 1998, will bear an interest rate of 5.625%. The remaining $62 million bear rates of interest between 6.05% and 6.20%. The bonds, due through 2018, have various call provisions and are secured by the underlying assets of the lease, certain other Emery assets and irrevocable letters of credit. Included in property, plant and equipment is $38,978,000 of equipment and leasehold improvements, net, related to the Hub.

Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1997, are as follows:

                                    Capital   Operating
(Dollars in thousands)               Leases      Leases
Year ending December 31
1998                                $ 9,454    $164,403
1999                                  8,099     121,881
2000                                  8,187      80,419
2001                                  8,286      50,086
2002                                  8,394      37,249
Thereafter (through 2018)           145,031      57,697
Total minimum lease payments        187,451    $511,735
Less amount representing interest   (76,572)
Present value of
  minimum lease payments            110,879
Less current maturities of
  obligations under capital leases      (62)
Long-term obligations
  under capital leases             $110,817

Certain operating leases contain financial covenants equal to or less restrictive than covenants on debt.

The Company is negotiating various agreements that will result in new operating leases that are expected to reduce the lease payments and extend the terms of six existing aircraft leases.

Rental expense for operating leases is comprised of the following:

(Dollars in thousands)           1997           1996           1995
Minimum rentals              $203,521       $178,781       $174,951
Less:
  Sublease rentals             (5,087)        (2,355)        (4,505)
  Amortization of
    deferred gains             (4,487)        (4,487)        (1,785)
                             $193,947       $171,939       $168,661

6. Income Taxes

The components of pretax income and income taxes are as follows:

(Dollars in thousands)           1997           1996           1995
Pretax income
  U.S. corporations          $206,055       $137,918       $146,042
  Foreign corporations         15,759          9,214          6,900
  Total pretax income        $221,814       $147,132       $152,942
Income taxes
  Current
    U.S. federal             $ 49,187       $ 57,397       $ 39,666
    State and local            12,109          6,430          7,979
    Foreign                     7,789          5,762          4,790
                               69,085         69,589         52,435
Deferred taxes (benefits)
  U.S. federal                 31,162         (2,903)        12,147
  State and local                 678            265          2,141
                               31,840         (2,638)        14,288
  Total income taxes         $100,925       $ 66,951       $ 66,723


                         <PAGE 32>

The components of deferred tax assets and liabilities at December 31, relate to the following:

(Dollars in thousands)                  1997           1996
Deferred tax assets
  Reserves for accrued
    claims costs                    $ 39,969       $ 28,001
  Reserves for post retirement
    health benefits                   34,732         35,743
  Other reserves
    not currently deductible          62,011         47,496
  Reserves for employee benefits      49,118         42,308
  Alternative minimum
    tax credit carryovers                206         18,065
                                     186,036        171,613
Deferred tax liabilities
  Depreciation                       159,912        120,440
  Unearned revenue                     2,853          2,939
  Other                                9,573          2,696
                                     172,338        126,075
    Net deferred tax asset          $ 13,698       $ 45,538

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

Income taxes vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:

                                      1997     1996    1995
U.S. statutory tax rate               35.0%    35.0%   35.0%
State income taxes (net of
  federal income tax benefit)          4.3      4.4     5.0
Foreign taxes in excess of
  U.S. statutory rate                  1.0      1.7     1.6
Non-deductible operating
  expenses                             1.2      1.8     1.5
Amortization of costs in
  excess of net assets of
  businesses acquired                  1.4      2.2     2.1
Foreign tax credits, net              (1.1)       -    (0.3)
Other, net                             3.7      0.4    (1.3)
Effective income tax rate             45.5%    45.5%   43.6%

The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $23.7 million at December 31, 1997), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $1.9 million.

The Company is currently under examination by the Internal Revenue Service (IRS) for tax years 1987 through 1996. Except for the effect, if any, of the item discussed in the paragraph below, it is the opinion of management that any adjustments related to the examination for these years would not have a material impact on the Company's financial position or results of operations. In addition, as part of the Spin-off, the Company and CFC entered into a Tax Sharing Agreement that provides a mechanism for the allocation of any additional tax liability and related interest that arise due to adjustments from the IRS for years prior to the Spin-off.

The IRS has proposed a substantial adjustment for tax years 1987 through 1990 based on the IRS position that certain aircraft maintenance costs should have been capitalized rather than expensed for federal income tax purposes. In addition, the Company believes it is likely that the IRS will propose an additional adjustment, based on the same IRS position with respect to aircraft maintenance costs, for subsequent tax years. The Company believes that its practice of expensing these types of maintenance costs is consistent with industry practice. However, if this issue is determined adversely to the Company, there can be no assurance that the Company will not have to pay substantial additional tax. The Company is unable to predict the ultimate outcome of this matter and intends to vigorously contest the proposed adjustment.

7. Preferred Securities of Subsidiary Trust

On June 11, 1997, CNF Trust I (the Trust), a Delaware business trust wholly owned by the Company, issued 2,500,000 of its $2.50 Term Convertible Securities,

                    <PAGE 33>
Series A TECONS to the public for gross proceeds of $125 million. The combined proceeds from the issuance of the TECONS and the issuance to the Company of the common securities of the Trust were invested by the Trust in $128.9 million aggregate principal amount of 5% convertible subordinated debentures due June 1, 2012 (the Debentures) issued by the Company. The Debentures are the sole assets of the Trust.

Holders of the TECONS are entitled to receive cumulative cash distributions at an annual rate of $2.50 per TECONS (equivalent to a rate of 5% per annum of the stated liquidation amount of $50 per TECONS). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the TECONS, to the extent the Trust has funds available therefor and subject to certain other limitations (the Guarantee). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Declaration of Trust of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust [other than with respect to the TECONS and the common securities of the Trust]), provide a full and unconditional guarantee of amounts due on the TECONS.

The Debentures are redeemable for cash, at the option of the Company, in whole or in part, on or after June 1, 2000, at a price equal to 103.125% of the principal amount, declining annually to par if redeemed on or after June 1, 2005, plus accrued and unpaid interest. In certain circumstances relating to federal income tax matters, the Debentures may be redeemed by the Company at 100% of the principal plus accrued and unpaid interest. Upon any redemption of the Debentures, a like aggregate liquidation amount of TECONS will be redeemed. The TECONS do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 1, 2012, or upon earlier redemption.

Each TECONS is convertible at any time prior to the close of business on June 1, 2012, at the option of the holder into shares of the Company's common stock at a conversion rate of
1.25 shares of the Company's common stock for each TECONS, subject to adjustment in certain circumstances.

8. Shareholders' Equity

In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the CNF Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 10, at the rate of 4.71 shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

9. Employee Benefit Plans

The Company has a non-contributory defined benefit pension plan (the Plan) covering non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the plan's funded status. Benefits under the Plan are based on a career average final five-year pay formula. Approximately 82% of the Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.


                      <PAGE 34>
The following sets forth the pension liabilities included in Employee Benefits in the Consolidated Balance Sheets at
December 31:

(Dollars in thousands)                   1997           1996
Accumulated benefit obligation,
  including vested benefits of
  $221,978 in 1997 and
  $169,714 in 1996                  $(247,120)     $(187,041)
Effect of projected
  future compensation levels          (83,538)       (65,049)
Projected benefit obligation         (330,658)      (252,090)
Plan assets at market value           312,818        271,669
Plan assets over (under)
  projected benefit obligation        (17,840)        19,579
Unrecognized prior service costs        9,000         10,183
Unrecognized net gain                 (18,772)       (36,473)
Unrecognized net asset at transition   (6,775)        (7,905)
  Plan liability                    $ (34,387)     $ (14,616)

Weighted average discount rate           7.25%          7.75%
Expected long-term rate of
  return on assets                        9.5%           9.5%
Rate of increase in future
  compensation levels                     5.0%           5.0%

Net pension cost includes the following:

(Dollars in thousands)           1997      1996      1995
Cost of benefits earned
  during the year            $ 23,664  $ 22,544  $ 15,651
Interest cost on projected
  benefit obligation           21,818    18,214    15,702
Actual gain arising from
  plan assets                 (46,634)  (36,002)  (46,575)
Net amortization
  and deferral                 20,923    15,449    29,223
Net pension cost             $ 19,771  $ 20,205  $ 14,001

The Company's Plan includes programs to provide additional benefits for compensation excluded from the basic Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Plan. Obligations in these supplemental programs up to the Spin-off date for participants now employed by CFC have been retained by the Company. At December 31, 1997 and 1996, the total pension liability was $15,915,000 and $12,480,000, respectively, and the total pension cost was $2,462,000 in 1997, $2,274,000 in 1996 and $1,837,000 in 1995.

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

The following sets forth the total post retirement benefit liability included in Employee Benefits in the Consolidated
Balance Sheets at December 31:

(Dollars in thousands)                     1997      1996
Accumulated post retirement
  benefit obligation
    Retirees and other inactives        $43,319   $38,789
    Participants eligible to retire      15,974    13,581
    Other active participants            20,605    19,334
                                         79,898    71,704
  Unrecognized prior service costs          444       499
  Unrecognized valuation gain             7,918    12,313
Accrued post retirement benefit cost    $88,260   $84,516

Weighted average discount rate             7.25%     7.75%
Average health care cost trend rate
  First year                                6.5%      8.0%
  Declining to (year 1999)                  5.5%      6.0%

Net periodic post retirement benefit cost includes the following components:

(Dollars in thousands)            1997      1996      1995
Cost of benefits earned
  during the year               $2,043    $2,422    $1,960
Interest cost on accumulated
  post retirement obligation     5,697     5,256     5,301
Net amortization and deferral     (244)     (131)     (719)
Net periodic post retirement
  benefit cost                  $7,496    $7,547    $6,542

The increase in the accumulated post retirement benefit obligation and the aggregate service and interest cost, given a 1% increase in the health care cost trend rate assumption, would be approximately 5% and 4%, respectively.

                     <PAGE 35>

The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive-based compensation for designated employees. Total compensation earned by salaried participants of those plans was $51,900,000, $23,210,000 and $17,300,000 in 1997, 1996 and 1995, respectively, and by hourly participants was $38,100,000, $12,200,000 and $9,100,000 in 1997, 1996 and 1995, respectively.

10. Thrift and Stock Plan

The Company sponsors the CNF Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. The TASP satisfies the Company's contribution requirement by matching up to 50% of the first 3% of a participant's basic compensation. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. Company contributions were $9,921,000 in 1997, $8,589,000 in 1996 and $7,227,000 in 1995, in the form of common and preferred stock.

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

Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. During 1997, 1996 and 1995, $6,649,000,
$6,250,000 and $5,918,000, respectively, of deferred compensation expense was recognized.

At December 31, 1997, the TASP owned 865,602 shares of
Series B Preferred Stock, of which 198,798 shares were allocated to employees. At December 31, 1997, the Company had reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B Preferred
Stock.

11. Stock Option and Restricted Stock Plans

Officers and non-employee directors have been granted options under the Company's stock option plans to purchase common stock of the Company at prices equal to the market value of the stock on the date of grant. Outstanding options become fully exercisable one year after the date of grant; any unexercised options expire after 10 years.

In 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation". Adoption of SFAS 123 is optional, and the Company does not intend to change its accounting for stock-based compensation. Had the Company adopted this statement in 1995, pro forma net income from continuing operations as reported net of preferred dividends would have been $109.3 million, $68.6 million, and $74.0 million for the years 1997, 1996 and 1995, respectively. Basic earnings per share would have been $2.36, $1.56 and $1.76 per share for the years 1997, 1996 and 1995, respectively. These pro forma effects of applying SFAS 123 are not indicative of future amounts. The weighted-average grant-date fair value of options granted in 1997, 1996 and 1995 were $12.28, $8.54 and $8.37 per share, respectively. The following assumptions were used with the Black-Scholes options pricing model to calculate the option values: risk-free weighted average rate, 6.1%-6.8%; expected life, 6 years; dividend yield, 1.2%; and volatility, 30.0%.

                          <PAGE 36>

Following is a summary of stock option data:
                                   Number of       Wtd. Avg.
                                     Options  Exercise Price
Outstanding at December 31, 1994   3,778,428          $18.02
  Granted                            647,500           23.61
  Exercised                         (583,143)          16.01
  Expired or canceled                (84,590)          26.48
Outstanding at December 31, 1995   3,758,195           19.11
  Granted                            537,500           21.53
  Exercised                         (138,027)          14.30
  Expired or canceled                (24,319)          27.10
  Adjustment for Spin-off            773,139               -
Outstanding at December 31, 1996   4,906,488           16.46
  Granted                            492,500           32.47
  Exercised                       (2,688,824)          15.42
  Expired or canceled               (122,566)          26.77
Outstanding at December 31, 1997   2,587,598          $20.12

The following is a summary of the stock options outstanding and exercisable at December 31, 1997:

                        Outstanding Options Exercisable Options
          Range of     Number Remaining  Wtd. Avg.    Number  Wtd.Avg.
          Exercise         of      Life  Exercise         of  Exercise
            Prices    Options    (Years)    Price    Options     Price
     $10.98-$16.26    746,823       4.9    $13.19    687,612    $12.95
     $18.05-$22.94  1,339,801       7.5    $19.38  1,339,801    $19.38
     $27.66-$43.63    500,974       9.3    $32.50     23,934    $30.44

In 1997, the Company's shareholders approved a stock compensation plan for certain executives of the Company. Restricted stock awarded under the plan generally vests one-third per year dependent on the achievement of certain market prices of the Company's stock. During 1997, 79,500 shares were issued with a weighted-average grant-date fair value of $33.80.

At December 31, 1997, the Company had 1,640,500 common shares reserved for the grant of stock options, restricted stock, or other equity-based incentive compensation.


12.  Financial Instruments

   The Company has entered into interest rate swap agreements that expire in 1999. These agreements effectively convert $36 million of variable rate lease obligations to fixed rate obligations. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to operating expense. The Company is exposed to credit loss on the interest rate swaps in the event of non-performance by counter parties, but the Company does not anticipate non-performance by any of these counter parties. The fair values of the interest rate swaps, as presented below, reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reported date.

   The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

(Dollars in thousands)          1997                1996
                         Carrying    Fair    Carrying    Fair
                         Amount      Value   Amount      Value

Payables for
  interest swaps         $     -   $    900  $     -     $1,351
Short-term borrowings          -         -    155,000   155,000
Long-term debt            367,484   396,000   369,425   400,000
Capital leases            110,879   125,000   110,961   119,000


13.  Contingencies and Other Commitments

      In connection with the Spin-off, the Company agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain worker's compensation and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit under which the Company is liable to the issuing bank and by bonds issued by surety companies. In order to secure CFC's obligation to reimburse and indemnify the Company against liability with respect to these claims, CFC has provided the Company with approximately $30 million of letters of credit and $50 million of real property collateral.

                          <PAGE 37>

    The Company has entered into a Transition Services Agreement to provide CFC with certain information systems, data processing and other administrative services and will administer CFC's retirement and benefits plans. The agreement has a three-year term although CFC may terminate any or all services with six months notice. The Company may terminate all services other than the telecommunications and data processing services at any time after the first anniversary of the agreement, with six months notice. Services performed by the Company under the agreement shall be paid by CFC on an arm's-length negotiated basis.

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

      The  Company  has  received  notices  from  the  Environmental
Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statutes at several hazardous waste sites. Under CERCLA, PRPs are jointly and severally liable for all site remediation and expenses. After investigating the Company's involvement at such sites, based upon cost studies performed by independent third parties, the Company believes its obligations with respect to such sites would not have a material adverse effect on the Company's financial position or results of operations.

      The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.


14. Industry Group Analysis and Foreign Operations

      In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 changes the method of disclosure of segment information to the manner in which management organizes the segments for making operating decisions and assessing performance. SFAS 131 is required to be adopted for year-end 1998. The Company's currently-reported segment data is also the basis upon which management makes decisions and evaluates performance. Accordingly, adoption of SFAS 131 will not materially alter the current reporting format of industry and geographic segments.

      The following analyses are by geographic and industry group. Revenues and expenses are allocated between North America and international, depending on whether the shipments are between locations within North America or between locations where one or both are outside North America. Operating income is net of general corporate expenses, a portion of which have been allocated to subsidiaries on a revenue and capital basis. Financial results of the Priority Mail contract are included in each or the reported segments depending on the service provided. Intersegment revenues and related earnings have been eliminated. The identifiable assets of the parent consist principally of cash, cash equivalents and deposits.


<CAPTIONS>
GEOGRAPHIC GROUP INFORMATION
(Dollars in thousands)

                                    Consolidated        North American    International
Year Ended December 31, 1997
      Revenues                      $  4,266,801    $      3,364,304   $      902,497
      Operating income                   264,867             201,328           63,539
      Identifiable assets              2,421,496           2,365,416           56,080

Year Ended December 31, 1996
      Revenues                      $  3,662,183    $      2,898,091   $      764,092
      Operating income                   192,148             151,575           40,573
      Identifiable assets              2,081,866           2,032,085           49,781

Year Ended December 31, 1995
      Revenues                      $  3,290,077    $      2,601,193   $      688,884
      Operating income                   186,687             151,379           35,308
      Identifiable assets(a)           1,825,850           1,787,960           37,890

(a) Excludes net assets of discontinued operations.

                                <PAGE 38>

<CAPTIONS>
INDUSTRY GROUP INFORMATION
(Dollars in thousands)
                                                                                              Industry Group
                                                         Adjustments,          Con-Way
                                                       Eliminations and     Transportation         Emery
                                      Consolidated        the Parent           Services          Worldwide         Other

Year Ended December 31, 1997
Revenues                              $  4,266,801                          $    1,473,188     $   2,272,075    $   521,538
Operating expenses                       3,333,721                               1,072,522         1,788,941        472,258
Selling and administrative expenses        557,117                                 188,971           334,201         33,945
Depreciation                               111,096                                  64,540            39,599          6,957
Operating income                           264,867                          $      147,155     $     109,334    $     8,378
Other expense                              (43,053)
   Income before income taxes         $    221,814

Capital expenditures                  $    242,343     $          2,896     $      109,328     $      62,689    $    67,430

Identifiable assets                   $  2,421,496     $        176,816     $      727,597     $   1,318,982    $   198,101


Year Ended December 31, 1996
Revenues                              $  3,662,183                          $    1,292,082     $   1,968,058    $   402,043
Operating expenses                       2,918,682                                 973,341         1,586,855        358,486
Selling and administrative expenses        463,930                                 165,291           270,834         27,805
Depreciation                                87,423                                  52,401            31,954          3,068
Operating income                           192,148                          $      101,049     $      78,415    $    12,684
Other expense                              (45,016)
   Income before income taxes         $    147,132

Capital expenditures                  $    200,835     $            434     $      146,377     $      46,939    $     7,085

Identifiable assets                   $  2,081,866     $        172,969     $      687,821     $   1,137,631    $    83,445


Year Ended December 31, 1995
Revenues                              $  3,290,077                          $    1,152,164     $   1,766,301    $   371,612
Operating expenses                       2,641,756                                 876,505         1,422,872        342,379
Selling and administrative expenses        391,682                                 138,329           234,223         19,130
Depreciation                                69,952                                  40,757            27,472          1,723
Operating income                           186,687                          $       96,573     $      81,734    $     8,380
Other expense                              (33,745)
   Income before income taxes         $    152,942

Capital expenditures                  $    167,253     $         (4,242)    $      136,546     $      32,197    $     2,752

Identifiable assets(a)                $  1,825,850     $        106,080     $      562,449     $   1,082,507    $    74,814

(a) Excludes net assets of discontinued operations.

                                <PAGE 39>

Note 15: Quarterly Financial Data (Unaudited)

(Dollars in thousands except per share data)
<CAPTIONS>

1997 - Quarter Ended                            March 31          June 30       September 30       December 31
     Revenues                                $   942,628     $  1,002,563       $  1,127,362       $ 1,194,248
     Operating income                             50,367           66,867             81,847            65,786(c)
     Income before income taxes                   40,172           55,027             72,743            53,872
     Income taxes                                 18,228           25,038             33,098            24,561
     Net income                                   21,944           29,989             39,645            29,311
     Net income available to common
       shareholders                               20,005           28,018             37,694            27,286
     Per share:(a)
       Basic income                                 0.44             0.61               0.81              0.58
       Diluted income                               0.40             0.55               0.70              0.51

       Market price range                  $28.13-$20.25    $36.38-$26.38      $45.38-$32.13     $50.88-$37.06
       Common dividends paid                        0.10             0.10               0.10              0.10


1996 - Quarter Ended                            March 31          June 30       September 30       December 31

     Revenues                                $   847,873     $    894,336       $    935,790       $   984,184
     Operating income                             35,214           52,657             54,416            49,861
     Income from continuing operations
      before income taxes                         25,683           41,323             42,065            38,061
     Income taxes                                 12,020           17,605             18,766            18,560
     Income from continuing operations            13,663           23,718             23,299            19,501
     Loss from discontinued operations
       net of tax benefits(b)                    (13,383)         (10,062)            (3,445)          (25,743)(d)
     Net income (loss) applicable to common
       shareholders                               (1,854)          11,473             17,713            (8,376)
     Per share:(a)
       Basic income (loss):
         Continuing operations                      0.26             0.49               0.48              0.39
         Discontinued operations(b)                (0.30)           (0.23)             (0.08)            (0.58)(d)
         Net income (loss)                         (0.04)            0.26               0.40             (0.19)
       Diluted Income (loss):
         Continuing operations                      0.24             0.45               0.44              0.36
         Discontinued operations(b)                (0.27)           (0.21)             (0.07)            (0.52)(d)
         Net income (loss)                         (0.03)            0.24               0.37             (0.16)
       Market price range                  $29.38-$21.00    $26.25-$21.13      $24.50-$17.25     $26.00-$21.50
       Common dividends paid                        0.10             0.10               0.10              0.10

(a)  All periods have been restated to conform to the presentation required by SFAS 123, "Earnings Per Share."
(b)  Reflects the results of CFC as described in Note 2 of the Notes to the Consolidated Financial Statements.
(c)  Includes $5.0 million charge ($.06 per share basic and $.05 per share diluted) for costs associated with the discontinuance of a rail container service.
(d)  Includes $16.2 million for loss on discontinuance, net of tax benefits ($0.37 per share basic and $0.33 per share diluted).

                                   <PAGE 40>

<CAPTIONS>
CNF Transportation Inc.
Five Year Financial Summary

(Dollars in thousands except per share data)          1997            1996             1995             1994           1993
SUMMARY OF OPERATIONS
Revenues                                         4,266,801       3,662,183        3,290,077        2,799,935      2,163,631
    Con-Way Transportation Services              1,473,188       1,292,082        1,152,164        1,018,544        818,301
    Emery Worldwide                              2,272,075       1,968,058        1,766,301        1,567,854      1,261,273
    Other                                          521,538         402,043          371,612          213,537         84,057
Operating income                                   264,867         192,148          186,687          189,977         90,754
    Con-Way Transportation Services                147,155         101,049           96,573          111,220         71,854
    Emery Worldwide                                109,334          78,415           81,734           77,616         16,591
    Other                                            8,378          12,684            8,380            1,141          2,309
Investment income                                    1,378              52               85            1,708          5,127
Interest expense                                    39,553          39,766           33,407           27,065         29,890
Income from continuing operations before
  income taxes                                     221,814         147,132          152,942          165,129         66,202
Income taxes                                       100,925          66,951           66,723           69,304         28,736
Net income from continuing operations (a)          113,003          71,589           75,420           76,762         18,499
Discontinued operations: (b)
Income (loss) from discontinued operations,
  net of income taxes (benefits)                       -           (36,386)         (28,854)         (37,442)(d)     13,108
Loss from discontinuance,
  net of income tax benefits                           -           (16,247)             -                -              -
Income (loss) from discontinued operations(b)          -           (52,633)         (28,854)         (37,442)        13,108
Net Income available to common shareholders        113,003          18,956           46,566           35,710 (d)     31,607

PER SHARE
Income from continuing operations, basic (c)    $     2.44     $      1.63       $     1.79       $     2.12 (d) $     0.52
Discontinued operations: (b)(c)
Income (loss) from discontinued operations,
  net of income taxes (benefits)                       -             (0.83)           (0.68)           (1.03)(d)       0.37
Loss from discontinuance,
  net of tax benefits                                  -             (0.37)             -                -              -
Net income available to
  common shareholders, basic (c)                      2.44            0.43             1.11             1.09 (d)       0.89
Income from continuing operations, diluted(c)         2.19            1.48             1.64             1.81           0.46
Dividends paid on common stock                        0.40            0.40             0.40              -              -
Common shareholders' equity                          13.26           10.86            15.76            14.58          13.65

OTHER DATA
Total assets                                     2,421,496       2,081,866        2,084,958        1,833,742      1,728,874
Capital expenditures                               242,343         200,835          167,253          149,808        151,815
Effective income tax rate                             45.5%           45.5%            43.6%            42.0%          43.4%
Basic average shares                            46,236,688      44,041,159       42,067,842       36,183,020     35,444,175
Market price range                           $50.88-$20.25   $29.38-$17.25    $27.88-$20.25    $29.25-$18.00  $24.00-$13.63
Number of shareholders                              15,560          16,090           15,980           16,015         15,785
Number of regular full-time employees               26,300          25,100           21,400           18,500         17,000

(a) Includes preferred stock dividends.
(b) Reflects the results of CFC as described in Note 2 of the Notes to the Consolidated Financial Statements.
(c) Prior years have been restated to conform to the presentation required by SFAS 128, "Earnings Per Share."
(d) Continuing operations include a $3.6 million extraordinary charge ($.10 per share basic and $.07 per share diluted), and discontinued operations $1.9 million ($.05 per share basic and $.04 per share diluted), net of related tax benefits, for the write-off of intrastate operating rights.