Form 10-K, Exhibit 13
period 1998-12-31
CNF TRANSPORTATION INC
filed 1999-03-29
CIK 23675

EXHIBIT 13

Financial Review and Management Discussion

The Company's total operating income in 1998 of $290.5 million exceeded 1997 results by 9.7% and was a record for the third consecutive year. The increased operating income was the result of significantly higher income from Con-Way Transportation Services, increased income from Menlo Logistics and a reduced loss from the Other segment, which consists mostly of the operations under the Priority Mail contract with the U.S. Postal Service. These improvements were partially offset by significantly lower operating income from Emery Worldwide. The Company's operating income for 1997 was a record $264.9 million, which represented a 37.9% increase over 1996. Aided by a strong economy in 1997, the increase resulted primarily from significant operating income improvements from Con-Way, Emery and Menlo, offsetting losses in the Other segment from the start-up phase of the Priority Mail operations.

Total Company revenues for 1998, a record at $4.94 billion, increased 15.8% over 1997. The increase was largely due to higher revenues from Con-Way, significantly higher revenue growth from Menlo, and higher revenues from the Other segment, as a result of full operations following completion of the start-up phase of the Priority Mail contract. Partially offsetting these increases was a small decline in revenues from Emery Worldwide. Total Company revenues for 1997, previously a record at $4.27 billion, increased 16.5% over the previous record achieved in 1996. The most significant revenue increases in 1997 came from Emery, Con-Way and Menlo.

Operating results for 1996 reflect the results of Consolidated Freightways Corporation (CFC) as a discontinued operation. CFC was the Company's former long-haul, less-than-truckload (LTL) carrier, which was spun off to shareholders on December 2, 1996.

Con-Way Transportation Services

Revenues for Con-Way in 1998 were another record at $1.68 billion, a 14.3% increase over 1997, reflecting the combined improvement from both higher tonnage levels and higher revenue per hundredweight. Total Con-Way regional carrier tonnage in 1998 increased 6.2% and LTL tonnage increased 6.6% over 1997. The volume improvements resulted from continued market share gains in previously expanded regions and growth from its premium service mix. Average revenue per hundredweight was up approximately 10% over 1997, reflecting increased joint-service business and continued success of its premium service offerings. Also as a result of increased tonnage and revenue per hundredweight, Con-Way's 1997 revenues increased 14.0% compared to 1996. Total regional carrier tonnage for 1997 was 9.3% above 1996 with LTL tonnage up 9.7%. Adding to these volume increases were higher rates, as average revenue per hundredweight was up about 5% compared to 1996.

Operating income for Con-Way in 1998 increased 40.6% to $206.9 million compared with 1997, a $59.8 million improvement. Operating income throughout 1998 exceeded $50 million each quarter and was in part due to the continued expansion of more profitable premium services. As in the prior year, productivity improvements that contributed to the higher operating income included more efficient utilization of the freight system's capacity, increased load factors, freight handling efficiencies, growth from joint-service business, and some benefit from lower fuel costs. Con-Way reported a significant increase in operating income in 1997 of 45.6% above 1996. Factors contributing to this increase included higher revenues from the more profitable premium services and similar productivity improvements described for 1998.

Emery Worldwide

Emery revenues for 1998 decreased 2.1% from 1997 due primarily to lower domestic and international airfreight revenues, partially offset by revenue growth from other transportation services, including the Express Mail contract with the U.S. Postal Service. Total domestic revenues in 1998 were down only 2.3% from 1997 despite a sharper decline of 9.6% in domestic airfreight revenues reflecting higher revenues from other transportation services. Domestic airfreight tonnage in 1998 declined 8.2% from 1997. International airfreight revenues were down 5.0% on a tonnage decline of 0.8%. Domestic airfreight revenue per pound in 1998 was relatively unchanged from the prior year with international revenue per pound down 3.4% from 1997. Emery revenues for 1997 increased 14.3% over 1996. In 1997, international airfreight revenues increased 16.0% and domestic revenue was up 12.5%. Tonnage increases in 1997 for the same international and domestic services were 13.7% and 9.8%, respectively.

Domestic airfreight volume in 1998 declined primarily from decreased demand from certain industries serviced by Emery, increased ground-based competition, and implementation of Emery's yield management program designed to re-price or eliminate certain low margin business. The prior year also included approximately $30 million of revenue attributed to the two-week strike at a major parcel carrier in August
1997. International airfreight volumes in 1998 were down from 1997 due primarily to adverse economic conditions in the international markets served by Emery.

Partially as a result of the lower revenue levels, and compounded by higher incremental costs of service initiatives, operating income in 1998 for Emery declined
43.6% from 1997. Service initiatives aimed at improving service levels to facilitate changes to Emery's domestic premium service mix required some incremental cost increases. These included costs from enhanced short-term airlift capacity and other freight handling processes. The impact, when combined with lower revenues, resulted in a more dramatic decrease in margins. The comparatively lower fuel costs in 1998 were essentially mitigated by fuel surcharges realized in 1997. Emery's operating income for 1997 increased to a record $114.0 million, a 45.3% increase over 1996. The improved results reflected the benefits of revenue growth, combined with limited benefits from premium service mix, the parcel carrier strike and continued cost control strategies.

Emery's management strategies will focus on restoring revenue levels with emphasis on the preferred service mix, which includes higher margin guaranteed service. Programs are also in place to control costs commensurate with revenue levels that include efforts to balance short-term airlift capacity necessary to attain required service levels. Expansion plans will also focus on developing existing international business with the non-asset based operations that have lower capital requirements so costs can be adjusted more closely with changes in revenue levels. In an effort to increase the share of international business to total revenues, management will convert more agent locations to owned operations and enhance marketing efforts. Continued technology projects also play a key roll in developing the premium services in both the domestic and international markets.

Menlo Logistics

Menlo operating results were previously reported as a part of the Other segment, but now are reported as an independent segment following the adoption of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Menlo revenues in 1998 of $586.8 million increased 28.7% from 1997 partially as a result of the addition of new contracts secured earlier in 1998 with several large customers. Also contributing to the revenue growth in 1998 was an increase in revenues from existing contracts entered into prior to this year. Menlo revenues in 1997 increased 26.9% over 1996.

Operating income in 1998 was $19.5 million, up 13.3% from the prior year. The increased operating income was driven by revenue growth and in part by improved margins from maturing contracts. Partially offsetting the increased income from existing contracts were costs of implementing several new contracts secured in the first half of 1998. In 1997, Menlo reported a 57.3% increase in operating income to reach $17.2 million. The 1997 increase partially resulted from an increased mix of integrated solution projects that produced higher margins than in 1996.

Other Operations

The Other segment consists primarily of the operations under the Priority Mail contract with the U.S. Postal Service, and includes Road Systems and VantageParts. The 1998 revenue increase was due primarily to Priority Mail revenues that increased to $410.8 million from $51.6 million in 1997. The third quarter of 1998 was the first quarter in which the full system of 10 Priority Mail Processing Centers was complete and operational. The Company is seeking cost recoveries from the USPS for expenses incurred in connection with system modifications required by the USPS for the 1998 holiday operations. The claim seeks reimbursement for excess costs incurred plus profit thereon. Included in 1998 revenues were unbilled revenues for this claim filed with the USPS to recover a portion of the costs incurred in connection with modifications for holiday operations. The Priority Mail contract, which was signed in April 1997 and was in its start-up phase that same year, provided revenues beginning only in the fourth quarter of 1997.

The operating loss for the Other segment in 1998 was primarily due to losses incurred by the Priority Mail operations. However, the Priority Mail contract loss of $3.0 million decreased 77.0% from the prior year as the 1997 loss of $13.0 million included higher cost levels during the start-up phase of operations. The loss incurred in 1998 was primarily due to costs during completion of the start-up phase in the first quarter of 1998 and the costs of maintaining service levels and making required system modifications for the holiday season in December, 1998. The Other segment operating loss in 1997 was down $15.2 million from operating income in 1996 as a result of losses incurred during the 1997 start-up phase of the Priority Mail contract.

Other Income (Expense)

Other expense for 1998 was down 6.8% compared to 1997 primarily due to lower interest expense resulting from reduced interest rates following the refinancing in both 1998 and 1997 of certain debt obligations. Also contributing to the lower interest expense in 1998 were lower average short-term borrowings partially offset by dividend requirements on preferred securities of a subsidiary trust (TECONS) issued in June 1997. Other expense in 1997 decreased 4.4% from 1996 primarily as a result of lower interest expense after the repayment of short-term borrowings with proceeds from the issuance of the TECONS.

Income Taxes

The effective tax rate for 1998 was 44.5% compared to a rate of 45.5% for 1997 and 1996. The decline in the effective tax rate was primarily attributable to the implementation of certain tax planning strategies and fewer non-deductible items. The effective tax rate of 45.5% for 1997 and 1996 reflects comparable levels of non-deductible items and taxes incurred in other jurisdictions.

Net Income

The 1998 net income available to common shareholders was $130.8 million, a 15.8% increase compared with $113.0 million in 1997. The increased net income was attributable to the combination of higher operating income, lower other expenses and a lower effective tax rate. Higher operating income in 1997 contributed to net income available to common shareholders that increased 57.8% over 1996, which was adversely impacted by a $52.6 million loss from discontinued operations.

Liquidity and Capital Resources

During 1998, net capital and technology expenditure requirements of $303.2 million exceeded cash flow from operating activities of $266.8 million. Additionally, dividend payments used $30.3 million in cash. To fund these requirements, cash and cash equivalents declined $23.7 million and short-term borrowings increased $43.0 million. Comparing 1998 to 1997, cash flow from operations declined $21.4 million, as higher payments for current and other liabilities more than offset increased cash from net income. Receivables grew proportionately with business levels in both years, while growth in operating liabilities slowed in 1998. Cash flow from operations in 1997 increased $71.9 million over 1996 primarily due to higher net income and depreciation and amortization.

Investing activities for 1998 used $54.9 million more cash than in 1997, reflecting a $25.3 million increase in capital expenditures and a $40.4 million increase in expenditures for purchased and internally developed software. The capital expenditure increase primarily came from Emery and was partially offset by lower capital expenditures for the Priority Mail operations than in 1997. The increased expenditures for software were for significant technology projects to develop operating, finance and administrative systems. Capital expenditures in 1997 increased $41.5 million compared to 1996 primarily due to expenditures required for the Priority Mail contract.

Financing activities provided $37.1 million more cash in 1998 than in 1997, mostly reflecting the increase in short-term borrowings. In 1997, proceeds from the issuance of the TECONS and exercise of stock options were substantially offset by the repayment of borrowings.
Dividend payments were only slightly higher in 1998 than in 1997 and 1996.

At December 31, 1998, the Company had borrowings of $28.0 million under its $350 million unsecured credit facility and another $15.0 million under $95 million of other uncommitted lines of credit.

The $350 million facility is also available for issuance of letters of credit. Under that facility, outstanding letters of credit totaled $66.6 million at December 31, 1998, which left available capacity of $255.4 million. In addition, the Company had available capacity of $80.0 million under the other uncommitted lines of credit. Under several other unsecured facilities, $51.5 million of letters of credit were outstanding at December 31, 1998.

On October 1, 1998, the Company redeemed $46 million of Series A revenue bonds used as partial financing of a sorting facility in Dayton, Ohio. These redeemed bonds, with an effective interest rate of 8% and due in October 2009, were replaced with $46 million of Series A refinancing bonds due in February 2018 with an interest rate of 5.625%.

The aggregate principal amount of the Company's unsecured
91/8% Notes is repayable on August 15, 1999. The Company has the ability and intent to refinance the outstanding principal on a long-term basis. Refer to Note 4 of the Notes to Consolidated Financial Statements.

The Company filed a shelf registration statement with the Securities and Exchange Commission in June 1998 that covers
$250 million of debt and equity securities for future issuance with terms to be decided when and if issued.

The Company's ratio of total debt to capital decreased to 36.4% at December 31, 1998, from 37.9% at December 31, 1997, primarily due to higher shareholders' equity from net income. The current ratio was 1.2 to 1 at December 31, 1998, compared to 1.3 to 1 at December 31, 1997.

Cyclicality and Seasonality

The Company operates in industries that are affected directly by general economic conditions and seasonal fluctuations, both of which affect demand for transportation services. In the trucking and air freight industries, for a typical year, the months of September and October usually have the highest business levels while the months of January and February usually have the lowest business levels. Operations under the Priority Mail contract peak in December primarily due to higher shipping demand related to the holiday season.

Market Risk

The Company's policy is to enter into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset or liability against exposure to some form of market, interest rate or currency-related risk. This policy also prohibits entering into derivative instruments for trading purposes.

In certain situations, the Company used derivative financial instruments to mitigate potential volatility in interest rates. At December 31, 1998, these derivatives consisted of plain vanilla interest rate swaps with high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure. The underlying exposure consists primarily of equipment lease obligations with variable interest rate components that are adjusted quarterly. At December 31, 1998, the Company estimates that the net payments under the swaps given a hypothetical adverse change of 10% in market interest rates would not have a material effect on the Company's consolidated financial position or results of operations.

The Company may also be exposed to the effect of interest rate fluctuations on the fair value of the Company's long-term debt and capital lease obligations, as described in Notes 4 and 5 of the Notes to Consolidated Financial
Statements. The change in the fair value of the Company's long-term obligations given a hypothetical 10% change in interest rates would be approximately $15 million at December 31, 1998.

At December 31, 1998, the Company had not entered into any derivatives to hedge its foreign currency exchange exposure.

The Company may from time to time enter into fuel purchase contracts to hedge the market exposure to fuel prices.
However, no material contracts were entered into at December
31, 1998.

Accounting Standards

In March 1998, the American Institute of Certified Public
Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer

Software Developed or Obtained for Internal Use"
(SOP 98-1). SOP 98-1, which provides for the capitalization of the costs of internal-use software if certain criteria are met, is effective for fiscal years beginning after December 15, 1998. As provided by SOP 98-1, the Company elected to adopt the pronouncement early and has applied the new provisions prospectively as of January 1, 1998. Prior to adoption of SOP 98-1, it was the Company's policy to capitalize purchased software costs and to expense all internally developed internal-use software costs. For the year ended December 31, 1998, costs of $35.9 million were capitalized as internally developed internal-use software.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Management does not expect the adoption of SFAS 133 to have a material impact on the Company's consolidated financial position or results of operations and plans to adopt the statement in the first quarter of 2000.

YEAR 2000

Renovation of all business-critical IT Systems is scheduled to be substantially complete by the end of the second quarter of 1999. Validation, which is currently in process for its systems and software applications, is scheduled for completion by the end of the third quarter of 1999.

Like many other companies, an issue affecting the Company is the ability of its computer systems and software to process the year 2000 (Y2K or Year 2000). To ensure that the Company's systems are Year 2000 compliant, a team of Information Technology professionals began preparing for the Y2K issue in 1996. In 1997, the Company formed a Steering Committee composed of senior executives to address compliance issues. The Y2K team developed, and the Steering Committee approved, a Company-wide initiative to address issues associated with the Year 2000. Company management has designated the Y2K project as the highest priority of the Company's Information Technology Department.

The Company's Y2K compliance efforts are focused on business-critical items. Systems and software are considered
"business-critical" if a failure would either have a material adverse impact on the Company's business, financial condition or results of operations or involve a safety exposure to employees or customers.

State of Readiness - The Company has identified distinct categories for its Y2K compliance efforts: (1) Information Technology (IT) Systems, (2) Non-IT Systems, and (3) IT and Non-IT Systems of third parties with which the Company has major relationships. The Company intends to fix or replace non-compliant software and systems through a process that involves taking inventory of its systems, assessing risks and impact, correcting non-compliant systems through renovation or replacement, and validating compliance through testing. The Company intends to commit the resources necessary to bring the project to scheduled completion.

IT Systems - IT Systems include mainframes, mid-range computers and servers, networks and workstations, related operating systems and application software. The Company has inventoried and assessed all business-critical IT Systems. Renovation efforts are in progress or are substantially complete, depending on the system or software. The following percentages of system and software renovations were achieved as of December 31, 1998. Mainframe hardware has been fully renovated. Certain peripheral mainframe hardware is approximately 95% renovated. Mainframe operating systems and mainframe applications software are approximately 85% and 45% renovated, respectively. Mid-range computers and servers are estimated to be 55% renovated while approximately 30% of related operating systems and application software programs have been renovated. Network hardware (excluding servers) and computer workstations are approximately 90% renovated and an estimated 20% of the related operating systems and application software programs have been renovated.

Non-IT Systems - Non-IT Systems include operating equipment, security systems, and other equipment that may contain microcontrollers with embedded technology. Certain IT Systems may also include embedded technology. The Company has contacted all business-critical operating and support facilities to identify the extent of its embedded technology and has received responses from approximately 80% of those surveyed locations. The Company is assessing these results and, when embedded technology is determined to exist, the Company is surveying the vendor or manufacturer of the embedded technology or the affected equipment or system to identify risks related to the Year 2000. Approximately 60% of the embedded technology the Company is aware of has been confirmed as Y2K compliant. The Company's remaining systems are being assessed and, if necessary, will be replaced if determined to be non-compliant. These systems are expected to be Y2K compliant by the end of the second quarter of 1999 and to be validated by the end of the third quarter of 1999.

Third Party Systems - In addition to its own IT and Non-IT
Systems, the Company is also reliant upon system capabilities of third parties (including, among others, customers, vendors, domestic and international government agencies, and U.S. and international airports). The Company believes these third party risks are inherent in the industry and not specific to the Company.

The Company has initiated communications with third parties with whom the Company has material business relationships to determine the extent to which the Company's systems are vulnerable to those third parties' failure to make necessary changes related to Y2K issues. The intent of these inquiries through questionnaires and interviews is to ascertain the level of readiness of the identified third parties.

Essentially all of the Company's critical vendors have been contacted and approximately 95% have responded to the surveys. If a vendor is determined to be non-compliant, the Company is working to identify a Y2K-compliant vendor as a replacement. In an effort to mitigate risks related to the system capabilities of certain customers, the Company plans to provide Y2K-compliant software upgrades to its tracking and tracing software and other proprietary software utilized by its customers.

The International Air Transport Association and the Air Transport Association of America are involved in global and industry-wide studies aimed at assessing the Y2K compliance status of airports and other U.S. and international government agencies. As a member of these associations, Emery Worldwide is analyzing the results of these studies as they become available.

Costs to Address Y2K Compliance - Since 1996, the Company has expensed approximately $22 million on Y2K compliance and expects that approximately $18 million of additional Y2K compliance costs will be expensed through December 31, 1999. All Y2K costs have been and are expected to be funded from operations. In 1998, the Company capitalized $15.5 million of purchased software costs and $35.9 million of internally developed software costs. A portion of the capitalized software costs was for new financial and administrative systems that are Y2K compliant. These systems have replaced or are expected to replace certain non-compliant systems.

Risks - While the Company believes its efforts to address the Year 2000 issue will be successful in avoiding any material adverse effect on the Company's operations or financial condition, it recognizes that failing to resolve Year 2000 issues on a timely basis would, in a most reasonably likely worst case scenario, significantly limit its ability to provide its services for a period of time, especially if such failure is coupled with a third-party failure. As a result, there can be no assurance that this matter will not have a material adverse effect on the Company.

Contingency Plans - The Company is establishing a Y2K contingency plan to evaluate business disruption scenarios, coordinate the establishment of Y2K contingency plans, and identify and implement preemptive strategies. Detailed contingency plans for critical business processes are scheduled to be formulated by the end of the second quarter of 1999 and, if necessary, would undergo modification should there be any changes in the status of the Company's Y2K renovation efforts.

SUBSEQUENT EVENT

In January, 1999, the Company settled a lawsuit. The net proceeds to the Company from the settlement are expected to be approximately $16 million, and will be recognized as a gain in the first quarter of 1999.

             CNF TRANSPORTATION INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS
                            DECEMBER 31
                      (Dollars in thousands)


                                                                       1998           1997
ASSETS

Current Assets
  Cash and cash equivalents                                     $    73,897    $    97,617
  Trade accounts receivable, net of allowance (Note 1)              810,550        703,785
  Other accounts receivable                                          51,865         32,067
  Operating supplies, at lower of average cost or market             41,764         36,580
  Prepaid expenses                                                   32,741         35,682
  Deferred income taxes (Note 6)                                     89,544        103,656
    Total Current Assets                                          1,100,361      1,009,387


Property, Plant and Equipment, at Cost
  Land                                                              114,146        109,768
  Buildings and leasehold improvements                              468,123        403,350
  Revenue equipment                                                 714,195        685,618
  Other equipment                                                   425,476        297,960
                                                                  1,721,940      1,496,696
  Accumulated depreciation and amortization                        (737,464)      (616,854)
                                                                    984,476        879,842

Other Assets
  Restricted funds                                                    2,655         10,601
  Deferred charges and other assets                                 125,972        102,005
  Capitalized software, net (Note 1)                                 64,285         18,867
  Unamortized aircraft maintenance, net (Note 1)                    143,349        123,352
  Goodwill (Note 1)                                                 268,314        277,442
                                                                    604,575        532,267

Total Assets                                                    $ 2,689,412    $ 2,421,496

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

        CNF TRANSPORTATION INC. AND SUBSIDIARIES
             CONSOLIDATED BALANCE SHEETS
                     DECEMBER 31
     (Dollars in thousands except per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY                                             1998           1997
Current Liabilities
  Accounts payable                                                        $   285,832    $   268,064
  Accrued liabilities (Note 3)                                                446,171        423,237
  Accrued claims costs                                                        114,880         99,848
  Current maturities of long-term debt and capital leases (Notes 4 and 5)       5,259          4,875
  Short-term borrowings (Note 4)                                               43,000            -
  Federal and other income taxes (Note 6)                                      12,340         10,114
    Total Current Liabilities                                                 907,482        806,138

Long-Term Liabilities
  Long-term debt and guarantees (Note 4)                                      356,905        362,671
  Long-term obligations under capital leases (Note 5)                         110,730        110,817
  Accrued claims costs                                                         58,388         55,030
  Employee benefits (Note 9)                                                  183,416        141,351
  Other liabilities and deferred credits                                       55,268         72,428
  Deferred income taxes (Note 6)                                              115,868         89,958
    Total Liabilities                                                       1,788,057      1,638,393

Commitments and Contingencies (Notes 4, 5 and 13)

Company-Obligated Mandatorily Redeemable Preferred Securities
  of Subsidiary Trust Holding Solely Convertible Debentures of
  the Company (Note 7)                                                        125,000        125,000

Shareholders' Equity  (Note 8)
  Preferred stock, no par value; authorized 5,000,000 shares:
    Series B, 8.5% cumulative, convertible, $.01 stated value; designated
    1,100,000 shares; issued 854,191 and 865,602 respectively                       9              9
  Additional paid-in capital, preferred stock                                 129,914        131,649
  Deferred compensation (Note 10)                                             (94,836)      (101,819)
    Total Preferred Shareholders' Equity                                       35,087         29,839
  Common stock, $.625 par value; authorized 100,000,000 shares;
    issued 54,797,707 and 54,370,182 shares, respectively                      34,249         33,981
  Additional paid-in capital, common stock                                    314,440        302,256
  Retained earnings                                                           584,991        473,250
  Deferred compensation, restricted stock (Note 11)                            (4,599)        (2,528)
  Cost of repurchased common stock
    (6,922,285 and 6,977,848 shares, respectively)                           (170,678)      (172,048)
                                                                              758,403        634,911
  Accumulated foreign currency translation adjustments                         (9,140)        (6,647)
  Minimum pension liability adjustment                                         (7,995)           -
    Accumulated other comprehensive loss                                      (17,135)        (6,647)
    Total Common Shareholders' Equity                                         741,268        628,264
    Total Shareholders' Equity                                                776,355        658,103
      Total Liabilities and Shareholders' Equity                          $ 2,689,412    $ 2,421,496

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

        CNF TRANSPORTATION INC. AND SUBSIDIARIES
            STATEMENTS OF CONSOLIDATED INCOME
                 YEARS ENDED DECEMBER 31
      (Dollars in thousands except per share data)


                                                              1998            1997            1996
REVENUES                                             $   4,941,490   $   4,266,801   $   3,662,183

Costs and Expenses
  Operating expenses                                     3,878,640       3,333,721       2,918,682
  Selling, general and administrative expenses             627,637         557,117         463,930
  Depreciation                                             144,695         111,096          87,423
                                                         4,650,972       4,001,934       3,470,035
OPERATING INCOME                                           290,518         264,867         192,148

Other Income (Expense)
  Investment income                                            327           1,378              52
  Interest expense                                         (32,627)        (39,553)        (39,766)
  Dividend requirement on preferred securities of
    subsidiary trust (Note 7)                               (6,250)         (3,471)            -
  Miscellaneous, net                                        (1,557)         (1,407)         (5,302)
                                                           (40,107)        (43,053)        (45,016)

  Income from continuing operations before income tax      250,411         221,814         147,132
  Income taxes (Note 6)                                    111,433         100,925          66,951
INCOME FROM CONTINUING OPERATIONS                          138,978         120,889          80,181

  Loss from discontinued operations, net of income
    tax benefits (Note 2)                                      -               -           (36,386)
  Loss from discontinuance, net of income tax benefits         -               -           (16,247)
                                                               -               -           (52,633)
  Net income                                               138,978         120,889          27,548

  Preferred stock dividends                                  8,169           7,886           8,592

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS          $     130,809   $     113,003   $      18,956

Average Shares Outstanding (Note 1)
  Basic                                                 47,659,745      46,236,688      44,041,159
  Diluted                                               55,514,318      53,077,468      49,531,101

Earnings Per Share (Note 1)
  Basic
    Income from continuing operations                $        2.74   $        2.44   $        1.63
    Loss from discontinued operations                          -               -             (0.83)
    Loss from discontinuance                                   -               -             (0.37)
    Net income                                       $        2.74   $        2.44   $        0.43

  Diluted
    Income from continuing operations                $        2.45   $        2.19   $        1.48
    Loss from discontinued operations                          -               -             (0.73)
    Loss from discontinuance                                   -               -             (0.33)
    Net income                                       $        2.45   $        2.19   $        0.42

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                        PAGE 27

               CNF TRANSPORTATION INC. AND SUBSIDIARIES
                 STATEMENTS OF CONSOLIDATED CASH FLOWS
                        YEARS ENDED DECEMBER 31
                        (Dollars in thousands)

                                                                        1998          1997          1996
Cash and Cash Equivalents, Beginning of Year                      $   97,617    $   82,094    $   59,787

Operating Activities
Net income                                                           138,978       120,889        27,548
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Discontinued operations                                              -             -          52,633
    Depreciation and amortization                                    163,382       123,391        95,746
    Increase (decrease) in deferred income taxes                      40,022        31,840        (6,705)
    Amortization of deferred compensation                              9,764         7,132         6,403
    Losses (gains) from property disposals, net                       (1,309)          927        (1,577)
    Changes in assets and liabilities:
      Receivables                                                   (126,563)     (144,193)      (30,006)
      Prepaid expenses                                                 2,941        (4,433)       (2,933)
      Accounts payable                                                17,768        57,663        27,308
      Accrued liabilities                                             30,584        52,582        36,074
      Accrued incentive compensation                                  (7,650)       21,158         9,366
      Accrued claims costs                                            18,390         9,626        11,616
      Income taxes                                                     2,226        17,564        18,040
      Employee benefits                                               34,070        25,881       (14,565)
      Deferred charges and credits                                   (40,937)      (25,783)      (16,552)
      Other                                                          (14,873)       (6,034)        3,893
  Net Cash Provided by Operating Activities                          266,793       288,210       216,289

Investing Activities
  Capital expenditures                                              (267,668)     (242,343)     (200,835)
  Software expenditures                                              (51,415)      (11,022)      (10,815)
  Proceeds from sales of property                                     15,836         5,043         7,689
  Net Cash Used by Investing Activities                             (303,247)     (248,322)     (203,961)

Financing Activities
  Proceeds from issuance of long-term debt                            46,000         1,997           -
  Repayment of long-term debt and capital lease obligations          (51,469)       (4,020)       (2,436)
  Proceeds from (repayment of) net short-term borrowings              43,000      (155,000)      105,000
  Proceeds from issuance of subsidiary preferred securities,
    net of costs of issuance                                             -         121,431           -
  Proceeds from exercise of stock options                              5,483        41,500         1,887
  Payments of common dividends                                       (19,068)      (18,497)      (17,604)
  Payments of preferred dividends                                    (11,212)      (11,776)      (11,935)
  Net Cash Provided (Used) by Financing Activities                    12,734       (24,365)       74,912

  Net Cash Provided (Used) by Continuing Operations                  (23,720)       15,523        87,240
  Net Cash Used by Discontinued Operations                               -             -         (64,933)
  Increase (Decrease) in Cash and Cash Equivalents                   (23,720)       15,523        22,307

Cash and Cash Equivalents, End of Year                            $   73,897    $   97,617    $   82,094

Supplemental Disclosure
  Cash paid for income taxes, net of refunds                      $   67,955    $   38,568    $   13,822
  Cash paid for interest, net of amounts capitalized                  33,141        47,948        36,047

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                        PAGE 28

           CNF TRANSPORTATION INC. AND SUBSIDIARIES
        STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
          (Dollars in thousands except per share data)


                                             Preferred Stock Series B              Common Stock   Additional
                                               Number of                  Number of                  Paid-in       Deferred
                                                  Shares       Amount        Shares      Amount      Capital   Compensation

Balance, December 31, 1995                       954,412   $       10    51,451,490   $  32,157   $  384,852   $ (114,896)

Net income                                           -            -             -           -            -            -
Other comprehensive income:
 Foreign currency translation adjustment             -            -             -           -            -            -
 Comprehensive income                                -            -             -           -            -            -
Exercise of stock options including
 tax benefits of $1,565                              -            -         138,027          86        3,778          -
Issuance of restricted stock                         -            -           6,310           4          158         (162)
Recognition of deferred compensation                 -            -             -           -            -          6,403
Repurchased common stock
 issued for conversion of preferred stock        (79,221)          (1)          -           -        (12,801)         -
Common dividends declared ($.40 per share)           -            -             -           -            -            -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $3,696                -            -             -           -            -            -
Distribution of investment in CFC (Note 2)           -            -             -           -            -            -

Balance, December 31, 1996                       875,191            9    51,595,827      32,247      375,987     (108,655)

Net income                                           -            -             -           -            -            -
Other comprehensive loss:
 Foreign currency translation adjustment             -            -             -           -            -            -
 Comprehensive income                                -            -             -           -            -            -
Exercise of stock options including
 tax benefits of $16,612                             -            -       2,688,824       1,681       56,431          -
Issuance of restricted stock                         -            -          85,531          53        2,771       (2,824)
Recognition of deferred compensation                 -            -             -           -            -          7,132
Repurchased common stock issued
 for conversion of preferred stock                (9,589)         -             -           -         (1,284)         -
Common dividends declared ($.40 per share)           -            -             -           -            -            -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $3,389                -            -             -           -            -            -

Balance, December 31, 1997                       865,602            9    54,370,182      33,981      433,905     (104,347)

Net income                                           -            -             -           -            -            -
Other comprehensive loss:
 Foreign currency translation adjustment             -            -             -           -            -            -
 Minimum pension liability adjustment (Note 9)       -            -             -           -            -            -
 Comprehensive income                                -            -             -           -            -            -
Exercise of stock options including
 tax benefits of $2,576                              -            -         321,079         201        7,858          -
Issuance of restricted stock, net
  of forfeitures                                     -            -         106,446          67        3,935       (4,852)
Issuance of employee stock awards                    -            -             -           -             13          -
Recognition of deferred compensation                 -            -             -           -            -          9,764
Repurchased common stock issued
 for conversion of preferred stock               (11,411)         -             -                     (1,357)         -
Common dividends declared ($.40 per share)           -            -             -           -            -            -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $2,982                -            -             -           -            -            -

Balance, December 31, 1998                       854,191   $        9    54,797,707   $  34,249   $  444,354   $  (99,435)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                PAGE 29

                                                                  Cost of     Accumulated
                                                              Repurchased           Other
                                                    Retained       Common   Comprehensive   Comprehensive
                                                    Earnings        Stock    Income (Loss)         Income

Balance, December 31, 1995                        $  608,399   $ (186,134)    $   (2,028)

Net income                                            27,548          -              -        $    27,548
Other comprehensive income:
 Foreign currency translation adjustment                 -            -              736              736
 Comprehensive income                                    -            -              -        $    28,284
Exercise of stock options including
 tax benefits of $1,565                                  -            -              -
Issuance of restricted stock                             -            -              -
Recognition of deferred compensation                     -            -              -
Repurchased common stock
 issued for conversion of preferred stock                -         12,802            -
Common dividends declared ($.40 per share)           (17,604)         -              -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $3,696                 (8,592)         -              -
Distribution of investment in CFC (Note 2)          (231,007)         -            4,571

Balance, December 31, 1996                           378,744     (173,332)         3,279

Net income                                           120,889          -              -        $   120,889
Other comprehensive loss:
 Foreign currency translation adjustment                 -            -           (9,926)          (9,926)
 Comprehensive income                                    -            -              -        $   110,963
Exercise of stock options including
 tax benefits of $16,612                                 -            -              -
Issuance of restricted stock                             -            -              -
Recognition of deferred compensation                     -            -              -
Repurchased common stock issued
 for conversion of preferred stock                       -          1,284            -
Common dividends declared ($.40 per share)           (18,497)         -              -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $3,389                 (7,886)         -              -

Balance, December 31, 1997                           473,250     (172,048)        (6,647)

Net income                                           138,978          -              -        $   138,978
Other comprehensive loss:
 Foreign currency translation adjustment                 -            -           (2,493)          (2,493)
 Minimum pension liability adjustment (Note 9)           -            -           (7,995)          (7,995)
  Comprehensive income                                   -            -              -        $   128,490
Exercise of stock options including
 tax benefits of $2,576                                  -            -              -
Issuance of restricted stock, net
  of forfeitures                                         -            -              -
Issuance of employee stock awards                        -             13            -
Recognition of deferred compensation                     -            -              -
Repurchased common stock issued
 for conversion of preferred stock                       -          1,357            -
Common dividends declared ($.40 per share)           (19,068)         -              -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $2,982                 (8,169)         -              -

Balance, December 31, 1998                        $  584,991   $ (170,678)    $  (17,135)



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

The continuing operations of the Company encompass four business segments: Con-Way Transportation Services, Emery
Worldwide, Menlo Logistics, and Other. Con-Way provides regional one- and two-day LTL freight trucking and full-service truckload freight delivery throughout the U.S., Canada and Mexico, and expedited and guaranteed ground transportation. In 1998, Con-Way introduced integrated supply chain services to provide logistics solutions to targeted customers. Emery provides expedited and deferred domestic and international air cargo services, ocean delivery, and customs brokerage. Domestically, Emery relies primarily on its dedicated aircraft and ground fleet to provide its services. Internationally, Emery acts principally as a freight forwarder. Menlo is a full-service contract logistics company that specializes in developing and managing complex distribution networks. The Other operations consist primarily of the Priority Mail contract with the U.S. Postal Service, and include Road Systems, a trailer manufacturer, and VantageParts, a wholesale distributor of truck parts and supplies.

Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation service are then accrued. This revenue recognition method does not result in a material difference from in-transit or completed service methods of recognition.

Revenue from long-term contracts is recognized in accordance with contractual terms as services are provided. Under certain long-term contracts, there are provisions for price re-determinations that give rise to unbilled revenue. Unbilled revenue representing contract change orders or claims is included in revenue only when the amounts are determinable and realization is probable. When adjustments in contract revenue are determined, any changes from prior estimates are reflected in earnings in the current period. The amount of unbilled revenue recognized at December 31, 1998 was approximately $11 million.

Cash Equivalents: Short-term interest-bearing instruments with maturities of three months or less at the date of purchase are considered cash equivalents.

Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $21,098,000 and $20,155,000 at December 31, 1998 and 1997, respectively.

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

The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the

Company has recorded unamortized maintenance of $198,973,000 and $180,198,000 at December 31, 1998 and 1997,
respectively. Under certain of the Company's aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $55,624,000 and $56,846,000 at December 31, 1998 and 1997, respectively, to accrue for this obligation and any estimated unusable maintenance at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is classified as Unamortized Aircraft Maintenance, net, in the Consolidated Balance Sheets.

Capitalized Software: Capitalized Software, net, consists of costs to purchase and develop software. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1, which provides for the capitalization of the costs of internal-use software if certain criteria are met, is effective for fiscal years beginning after December 15, 1998. As provided by SOP 98-1, the Company elected to adopt the pronouncement early and has applied the new provisions prospectively as of January 1, 1998. Prior to adoption of SOP 98-1, it was the Company's policy to capitalize purchased software costs and to expense all internally developed internal-use software costs. For the year ended December 31, 1998, costs of $35.9 million ($0.42 per share basic and $0.36 per share diluted) were capitalized as internally developed internal-use software and are included in Capitalized Software, net, in the Consolidated Balance Sheets. Amortization of capitalized software is computed on an item-by-item basis over a period of 3 to 7 years, depending on the life of the software.

Goodwill: Goodwill, net, which represents the costs in excess of net assets of businesses acquired, is capitalized and amortized on a straight-line basis up to a 40-year period. Impairment is periodically reviewed based on a comparison of estimated, undiscounted cash flows from the underlying segment to the related investment. In the event goodwill is not considered recoverable, an amount equal to the excess of carrying amount of goodwill less the estimated discounted cash flows from the segment will be charged against goodwill with a corresponding expense to the income statement. Based on this review, management does not believe goodwill is impaired. Accumulated amortization at December 31, 1998 and 1997 was $95,194,000 and $86,053,000,
respectively.

Income Taxes: The Company follows the liability method of accounting for income taxes.

Accrued Claims Costs: The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based on trends of losses for filed claims and claims estimated to be incurred but not filed. The long-term portion of accrued claims costs relate primarily to workers' compensation and vehicular claims that are payable over several years.

Foreign Currency Translation: Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the Foreign Currency Translation Adjustment in the Statements of Consolidated Shareholders' Equity.

Earnings Per Share: Basic and diluted earnings per share
(EPS) are calculated in accordance with SFAS 128, "Earnings
Per Share." Basic EPS is computed by dividing reported Net
Income Available to Common

Shareholders by the weighted-
average shares outstanding. Diluted EPS from continuing operations is calculated as follows:

(Dollars in thousands except per share data)
                                           1998        1997          1996
Earnings:
Net income available to
common shareholders                    $130,809    $113,003       $71,589
Add-backs:
Dividends on Series B preferred stock,
net of replacement funding                1,274       1,231         1,769
Dividends on preferred securities of
subsidiary trust, net of tax              3,816       2,118             -
                                       $135,899    $116,352       $73,358
Shares:
Weighted-average
shares outstanding                   47,659,745  46,236,688    44,041,159
Stock option and restricted
stock dilution                          708,042   1,029,415     1,021,417
Series B preferred stock              4,021,531   4,075,254     4,468,525
Preferred securities of
subsidiary trust                      3,125,000   1,736,111             -
                                     55,514,318  53,077,468    49,531,101
Diluted earnings per share                $2.45       $2.19         $1.48

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

2. Business Divestitures

On December 2, 1996, the Company completed a tax-free distribution (the Spin-off) to the Company's shareholders of all the outstanding shares of CFC. CFC was the Company's former long-haul, LTL segment, comprising CF MotorFreight, a domestic LTL motor carrier and its Canadian operations. The Company's shareholders received one share of CFC common stock for every two shares of the Company's common stock owned on November 15, 1996.

The accompanying consolidated financial statements have been restated to report the discontinued operations of CFC separately from continuing operations of the Company. CFC revenues from discontinued operations totaled $1.98 billion for the year ended December 31, 1996. A loss from discontinued operations of $36.4 million for the year ended December 31, 1996 is reported net of income tax benefits of $11.9 million. The Company incurred costs in connection with the Spin-off, including legal and advisory fees, costs of relocating administrative, data processing and other operating locations, severance, and other transaction costs. These costs are reported net of $7.0 million of income tax benefits in the Statements of Consolidated Income as Loss from Discontinuance in 1996.

3. Accrued Liabilities

Accrued liabilities consisted of the following as of
December 31:
(Dollars in thousands)                    1998        1997
Other accrued liabilities             $163,227    $169,572
Holiday and vacation pay                59,237      52,263
Purchased transportation                33,616      40,732
Taxes other than income taxes           56,840      36,794
Wages and salaries                      40,550      28,173
Estimated revenue adjustments           39,799      34,637
Interest                                18,315      18,829
Incentive compensation                  34,587      42,237
 Total accrued liabilities            $446,171    $423,237

4. Debt and Guarantees

As of December 31, long-term debt and guarantees consisted
of the
following:
(Dollars in thousands)                            1998      1997
91/8% Notes due 1999 (interest
  payable semi-annually)                      $117,705  $117,705
7.35% Notes due 2005 (interest
  payable semi-annually)                       100,000   100,000
6.14% Industrial Revenue Bonds due
2014 (interest payable quarterly)                4,800     4,800
TASP Notes guaranteed, 8.42% to 9.04% due
through 2009 (interest payable semi-annually)  139,600   143,800
Other debt                                           -     1,179
                                               362,105   367,484
Less current maturities                         (5,200)   (4,813)
Total long-term debt and guarantees           $356,905  $362,671

The Company has a $350 million unsecured credit facility to provide for letter of credit and working capital needs. Borrowings under the agreement, which expires in 2001, bear interest at a rate based upon select indices plus a margin dependent on the Company's credit rating. The agreement contains various restrictive covenants that limit the incurrence of additional indebtedness and require the Company to maintain minimum amounts of net worth and fixed charge coverage. At December 31, 1998, the Company had $28.0 million of short-term borrowings and $66.6 million of letters of credit outstanding under this agreement. Under $95.0 million of other uncommitted lines of credit, the Company had $15.0 million of short-term borrowings at December 31, 1998. The weighted-average interest rate of short-term borrowings outstanding at December 31, 1998 was 7.1%. There were no short-term borrowings at December 31, 1997.

The 91/8% Notes due in 1999 and the 7.35% Notes due in 2005 contain certain covenants limiting the incurrence of additional liens.

The aggregate principal amount of the Company's unsecured 91/8% Notes is repayable on August 15, 1999. The Company has the ability to refinance the outstanding principal on a long-term basis and it is therefore included in Long-term Debt and Guarantees in the Consolidated Balance Sheet as of December 31, 1998.

The Company guarantees the restructured and non-restructured notes issued by the Company's Thrift and Stock Plan. Holders of both the restructured and non-restructured notes have the right to require the Company to purchase the notes, in whole or in part, on July 1, 1999. The Company has the ability to refinance the outstanding principal of $139.6 million on a long-term basis and it is therefore included in Long-term Debt and Guarantees in the Consolidated Balance Sheet as of December 31, 1998.

Of the $139.6 million TASP Notes, $110.5 million are subject to redemption at the option of the holders should a certain designated event occur or ratings by both Moody's and S&P of senior unsecured indebtedness decline below investment grade. The remaining $29.1 million of the notes contain financial covenants including a common dividend restriction equal to $10.0 million plus one-half of the Company's earnings since inception of the agreement.

The Company's consolidated interest expense as presented on the Statements of Consolidated Income is net of interest capitalized of $2,342,000 in 1998, $2,077,000 in 1997 and
$2,092,000 in 1996.

The aggregate annual maturities and sinking fund requirements of Long-Term Debt and Guarantees for the next five years ending December 31 are $122,905,000 in 1999, $6,400,000 in 2000, $7,500,000 in 2001, $8,700,000 in 2002,
and $10,100,000 in 2003.

5. Leases

The Company and its subsidiaries are obligated under various non-cancelable leases. The principal capital lease covers a sorting facility in Dayton, Ohio (the Hub). The Hub is financed by City of Dayton, Ohio revenue bonds. On October 1, 1998, the Company redeemed $46 million of the Series A revenue bonds. These redeemed bonds, with an effective interest rate of 8% and due in October 2009, were replaced with $46 million of Series A refinancing bonds due in February 2018 with an interest rate of

5.625%. The remaining $62 million are due in 2009
and bear rates of interest between 6.05% and 6.20%, and have various call provisions.
Included in property, plant and equipment is $36,136,000 of equipment and leasehold improvements, net, related to the Hub.

Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1998, are as follows:

 (Dollars in thousands)
Year ending December 31:             Capital Leases      Operating
Leases

1999                                         $6,819       $182,738
2000                                          6,819        133,464
2001                                          6,819         89,817
2002                                          6,819         60,705
2003                                          6,819         40,940
Thereafter (through 2018)                   173,046         72,125
Total minimum lease payments                207,141       $579,789
Amount representing interest                (96,352)
Present value of minimum lease payments     110,789
Current maturities of obligations under
  capital leases                                (59)
Long-term obligations
  under capital leases                     $110,730

Certain operating leases contain financial covenants equal to or less restrictive than covenants on debt. Certain operating leases also contain provisions that allow the Company to extend the leases for various renewal periods.

Rental expense for operating leases is comprised of the
following:
(Dollars in thousands)                1998      1997      1996
Minimum rentals                   $232,008  $203,521  $178,781
Sublease rentals                    (4,001)   (5,087)   (2,355)
Amortization of deferred gains      (4,012)   (4,487)   (4,487)
                                  $223,995  $193,947  $171,939

6. Income Taxes

The components of pretax income and income taxes are as
follows:
(Dollars in thousands)             1998      1997      1996

Pretax income
U.S. corporations              $240,838  $206,055  $137,918
Foreign corporations              9,573    15,759     9,214
 Total pretax income           $250,411  $221,814  $147,132
Income taxes
Current
U.S. federal                    $59,429   $49,187   $57,397
State and local                   7,829    12,109     6,430
Foreign                           4,153     7,789     5,762
                                 71,411    69,085    69,589
Deferred
U.S. federal                     37,284    31,162    (2,903)
State and local                   2,738       678       265
                                 40,022    31,840    (2,638)
Total income taxes             $111,433  $100,925  $ 66,951

The components of deferred tax assets and liabilities at December 31, relate to the following:

(Dollars in thousands)                              1998      1997

Deferred tax assets
Reserves for accrued claims costs                $44,400   $39,969
Reserves for post retirement health benefits      39,452    34,732
Other reserves not currently deductible           45,904    62,217
Reserves for employee benefits                    66,916    49,118
                                                 196,672   186,036
Deferred tax liabilities
Depreciation and amortization                    194,691   159,912
Unearned revenue                                   4,601     2,853
Other                                             23,704     9,573
                                                 222,996   172,338
Net deferred tax asset (liability)              $(26,324)  $13,698

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

Income taxes vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:

                                        1998    1997    1996
U.S. statutory tax rate                 35.0%   35.0%   35.0%
State income taxes (net of
  federal income tax benefit)            3.8     4.3     4.4
Foreign taxes in excess of
  U.S. statutory rate                     .9     1.0     1.7
Non-deductible operating expenses        1.1     1.2     1.8
Amortization of goodwill                 1.2     1.4     2.2
Foreign tax credits, net                (1.6)   (1.1)      -
Other, net                               4.1     3.7     0.4
Effective income tax rate               44.5%   45.5%   45.5%

The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $25.2 million at December 31, 1998), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $2.5 million.

The Company is currently under examination by the Internal Revenue Service (IRS) for tax years 1987 through 1996. Except for the effect, if any, of the items discussed in the paragraph below, it is the opinion of management that any adjustments related to the examination for these years would not have a material impact on the Company's financial position or results of operations. In addition, as part of the Spin-off, the Company and CFC entered into a tax sharing agreement which provides a mechanism for the allocation of any additional tax liability and related interest that arise due to adjustments from the IRS for years prior to the Spin-off.

The IRS has proposed a substantial adjustment for tax years 1987 through 1990 based on the IRS' position that certain aircraft maintenance costs should have been capitalized rather than expensed for federal income tax purposes. In addition, the Company believes it is likely that the IRS will propose an additional adjustment, based on the same IRS position with respect to aircraft maintenance costs, for subsequent tax years. The Company believes that its practice of expensing these types of maintenance costs is consistent with industry practice. However, if this issue is determined adversely to the Company, there can be no assurance that the Company will not have to pay substantial additional tax. The Company is unable to predict the ultimate outcome of this matter and intends to vigorously contest the proposed adjustment. There can be no assurance, however, that this matter will not have a material adverse effect on the Company.

7. Preferred Securities of Subsidiary Trust

On June 11, 1997, CNF Trust I (the Trust), a Delaware business trust wholly owned by the Company, issued 2,500,000 of its $2.50 Term Convertible Securities, Series A (TECONS) to the public for gross proceeds of $125 million. The combined proceeds from the issuance of the TECONS and the issuance to the Company of the common securities of the Trust were invested by the Trust in $128.9 million aggregate principal amount of 5% convertible subordinated debentures due June 1, 2012 (the Debentures) issued by the Company. The Debentures are the sole assets of the Trust.

Holders of the TECONS are entitled to receive cumulative cash distributions at an annual rate of $2.50 per TECONS (equivalent to a rate of 5% per annum of the stated liquidation amount of $50 per TECONS). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the TECONS, to the extent the Trust has funds available therefor and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Declaration of Trust of the Trust [including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust (other than with respect to the TECONS and the common securities of the Trust)], provide a full and unconditional guarantee of amounts due on the TECONS.

The Debentures are redeemable for cash, at the option of the Company, in whole or in part, on or after June 1, 2000 at a price equal to 103.125% of the principal amount, declining annually to par if redeemed on or after June 1, 2005, plus accrued and unpaid interest. In certain circumstances relating to federal income tax matters, the Debentures may be redeemed by the Company at 100% of the principal plus accrued and unpaid interest. Upon any redemption of the Debentures, a like aggregate liquidation amount of TECONS will be redeemed. The TECONS do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 1, 2012, or upon earlier redemption.

Each TECONS is convertible at any time prior to the close of business on June 1, 2012 at the option of the holder into shares of the Company's common stock at a conversion rate of
1.25 shares of the Company's common stock for each TECONS, subject to adjustment in certain circumstances.

8. Shareholders' Equity

Series B Preferred Stock - In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the CNF Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 10, at the rate of 4.71 shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

Comprehensive Income - In 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." which requires companies to report a measure of all changes in equity except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has elected to disclose Comprehensive Income in the Statements of Consolidated Shareholders' Equity. Prior years have been restated to conform to the requirements of SFAS 130.

9. Employee Benefit Plans

In 1998, the Company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 supercedes the disclosure requirements of SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers Accounting for Postretirement Benefits Other than Pensions." SFAS 132 only addresses disclosure and does not address measurement or recognition. Disclosures for the prior year have been restated.

Pension Plans The Company has a non-contributory defined benefit pension plan (the Plan) covering non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Plan's funded status. Benefits under the Plan are based on a career average final five-year pay formula. Approximately 94% of the Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

The following sets forth the change in funded status and the determination of the accrued benefit cost included in Employee Benefits in the Consolidated Balance Sheets at
December 31:

(Dollars in thousands)                                   1998         1997

Change in benefit obligation:
Projected benefit obligation at beginning of year    $330,658     $252,090
  Service cost - benefits earned during the year       30,497       23,664
  Interest cost on projected benefit obligation        25,338       21,818
  Actuarial loss                                       10,712       39,192
  Benefits paid                                        (6,338)      (6,106)
Projected benefit obligation at end of year           390,867      330,658
Change in plan assets:
Fair value of plan assets at beginning of year        312,818      271,669
  Actual return on plan assets                         46,136       46,577
  Transfers from defined contribution plan              1,934          678
  Benefits paid                                        (6,338)      (6,106)
Fair value of plan assets at end of year              354,550      312,818
Funded status                                         (36,317)     (17,840)
  Unrecognized actuarial gain                         (26,745)     (18,772)
  Unrecognized prior service costs                      7,816        9,000
  Unrecognized net asset at transition                 (5,646)      (6,775)
Accrued benefit cost                                 $(60,892)    $(34,387)

Weighted-average assumptions as of December 31:
  Discount rate                                          7.00%       7.25%
  Expected long-term rate of return on assets            9.50%       9.50%
  Rate of compensation increase                          5.00%       5.00%

Net pension cost includes the following:

(Dollars in thousands)                            1998      1997      1996

Service cost - benefits earned
during the year                               $ 30,497  $ 23,664  $ 22,544
Interest cost on projected benefit obligation   25,338    21,818    18,214
Expected return on plan assets                 (29,386)  (25,511)  (20,465)
Net amortization and deferral                       56      (200)      (88)
Net pension cost                              $ 26,505  $ 19,771  $ 20,205

The Company also has a supplemental retirement program that provides additional benefits for compensation excluded from the basic Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Plan. At December 31, 1998 and 1997, the accrued benefit cost was $14,174,000 and $11,915,000, respectively, and the net periodic pension cost was $4,036,000 in 1998, $2,462,000 in 1997 and $2,274,000 in
1996.

Also included in Employee Benefits in the Balance Sheet at December 31, 1998, was the minimum pension liability for the unfunded supplemental program. The non-cash adjustment for the minimum pension liability of $10,370,000 was offset by an intangible asset of $2,375,000 and a $7,995,000 reduction of comprehensive income.

Post Retirement Plans - The Company has a retiree health plan that provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

The following sets forth the change in accumulated benefit obligation and the determination of the accrued benefit cost included in Employee Benefits in the Consolidated Balance
Sheets at December 31:

(Dollars in thousands)                              1998       1997

Change in benefit obligation:
Accumulated benefit obligation at
  beginning of year                              $79,898    $71,704
  Service cost - benefits earned during
    the year                                       2,228      2,043
  Interest cost on accumulated
    benefit obligation                             6,046      5,697
  Benefit payments                                (3,966)    (3,752)
  Actuarial loss                                   5,741      4,206
Accumulated benefit obligation
  at end of year                                  89,947     79,898
Unrecognized net actuarial gain                    2,177      7,918
Unrecognized prior service benefit                   389        444
Accrued benefit cost                             $92,513    $88,260

Assumptions as of December 31:
  Weighted-average discount rate                    7.00%      7.25%
  Average health care cost trend rate
    First year                                       5.5%       6.5%
    Declining to (Year 1999)                         5.5%       5.5%

Net periodic post retirement benefit cost includes the following:

(Dollars in thousands)                        1998      1997      1996

Service cost - benefits earned
during the year                             $2,228    $2,043    $2,422
Interest cost on accumulated
benefit obligation                           6,046     5,697     5,256
Net amortization and deferral                  (55)     (244)     (131)
Net periodic post retirement benefit cost   $8,219    $7,496    $7,547

A one-percentage-point change in assumed health care cost trend rates would change the aggregate service and interest cost by $210,000 and the accumulated benefit obligation by approximately $3,200,000.

Other Compensation Plans - The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total compensation earned by salaried participants of those plans was $34,929,000, $51,900,000 and $23,210,000 in 1998, 1997 and
1996, respectively, and by hourly participants was $36,500,000, $38,100,000 and $12,200,000 in 1998, 1997 and
1996, respectively.

10. Thrift and Stock Plan

The Company sponsors the CNF Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. The TASP satisfies the Company's contribution requirement by matching up to 50% of the first 3% percent of a participant's basic compensation. Company contributions to the TASP were $10,491,000 in 1998, $9,921,000 in 1997 and $8,589,000 in
1996, in the form of common and preferred stock.

The Series B Preferred Stock earns a dividend of $12.93 per share and is used to repay the TASP debt. Any shortfall is paid in cash by the Company. Dividends on these preferred shares are deductible for income tax purposes and, accordingly, are reflected net of their tax benefits in the Statements of Consolidated Income. Allocation of preferred stock to participants' accounts is based upon the ratio of the current year's principal and interest payments to the total TASP debt. Since the Company guarantees the debt, it is reflected in Long-term Debt and Guarantees in the Consolidated Balance Sheets. The TASP guarantees are reduced as principal is paid.

Each share of preferred stock is convertible into common stock, upon an employee ceasing participation in the plan, at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.71 shares of common stock for each share of Series B preferred stock.

Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. During 1998, 1997 and 1996, $6,983,000,
$6,649,000 and $6,250,000, respectively, of deferred compensation expense was recognized.

At December 31, 1998, the TASP owned 854,191 shares of
Series B preferred stock, of which 236,247 shares have been allocated to employees. At December 31, 1998, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.

11. Stock-Based Compensation

Stock Options - Officers and non-employee directors have been granted options under the Company's stock option plans to purchase common stock of the Company at prices equal to the market value of the stock on the date of grant. Options granted prior to June 30, 1998 generally are exercisable one year from the date of grant. Stock option grants awarded subsequent to June 30, 1998 vest ratably over four years following the grant date. The options generally expire 10 years from the dates of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," pro forma net income from continuing operations as reported net of preferred dividends would have been $123.6 million, $109.3 million, and $68.6 million for the years 1998, 1997 and 1996, respectively. Diluted earnings per share would have been $2.32, $2.12 and $1.42 per share for the years 1998, 1997 and 1996, respectively. These pro forma effects of applying SFAS 123 are not indicative of future amounts. The weighted-average grant-date fair value of options granted in 1998, 1997 and 1996 was

$17.22, $12.28 and $8.54 per share, respectively.
The following assumptions were used with the Black-Scholes options pricing model to calculate the option values: risk free, weighted-average rate, 4.8%-5.9%;
expected life, 5.9 years; dividend yield, 1.1%; and volatility, 45.0%.

The following is a summary of stock option data:

                                         Number of    Wtd. Avg.
                                           Options     Exercise
                                                          Price

Outstanding at December 31, 1995         3,758,195       $19.11
  Granted                                  537,500        21.53
  Exercised                               (138,027)       14.30
  Expired or canceled                      (24,319)       27.10
  Adjustment for Spin-off                  773,139            -
Outstanding at December 31, 1996         4,906,488        16.46
  Granted                                  492,500        32.47
  Exercised                             (2,688,824)       15.42
  Expired or canceled                     (122,566)       26.77
Outstanding at December 31, 1997         2,587,598        20.12
  Granted                                  711,350        38.29
  Exercised                               (321,079)       17.07
  Expired or canceled                      (46,850)       38.24
Outstanding at December 31, 1998         2,931,019       $24.60

Options exercisable as of December 31:
  1998                                   2,194,975       $20.66
  1997                                   2,051,347        17.35
  1996                                   4,366,040        16.26


The following is a summary of the stock options outstanding and exercisable at December 31, 1998:

                             Outstanding Options      Exercisable Options
Range of           Number  Remaining   Wtd. Avg.      Number    Wtd. Avg.
Exercise               of    Life in    Exercise          of     Exercise
  Prices          Options      Years       Price     Options        Price

$11.08-$16.26     624,244        4.1      $13.55     565,033       $13.30
 18.05- 22.75   1,166,775        6.5       19.38   1,166,775        19.38
 29.63- 43.63   1,140,000        9.3       35.98     463,167        32.88

Restricted Stock: Under terms of the Company's stock-based compensation plans, shares of the Company's common stock are awarded to executive officers and, to a lesser extent, directors. Restrictions on the shares generally expire one-third per year dependent on the achievement of certain market prices of the Company's common stock. Shares are valued at the market price of the Company's common stock at the date of award.

The following table summarizes information about restricted stock awards for the years ended December 31:

                 1998              1997               1996
                      Wtd.               Wtd.                Wtd.
                      Avg.               Avg.                Avg.
                      Fair               Fair                Fair
           Shares    Value    Shares    Value    Shares     Value

Awarded   112,113   $38.51    85,531   $33.02     6,310    $25.67
Forfeited   5,667    34.41         -        -         -         -

Total compensation expense recognized for restricted stock in 1998, 1997 and 1996 was $2,781,000, $483,000, and
$153,000, respectively.

At December 31, 1998, the Company had 1,084,500 common shares available for the grant of stock options, restricted stock, or other stock-based incentive compensation.

12. Financial Instruments

The Company has several interest rate swap agreements, including certain swaps entered into in 1998. These agreements, which expire through 2005, effectively convert $156.3 million of variable rate lease obligations to fixed rate obligations. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to operating expense. The Company is exposed to credit loss on the interest rate swaps, but the Company does not anticipate any loss due to the creditworthiness of its swap counter parties. The fair values of the interest rate swaps, as presented below, reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reported date.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

(Dollars in thousands)              1998                   1997

                            Carrying      Fair      Carrying      Fair
                              Amount     Value        Amount     Value
Receivable (payable) for
  interest rate swaps        $     -    $  700      $      -  $   (900)
Short-term borrowings         43,000    43,000             -         -
Long-term debt               362,105   385,000       367,484   396,000

13. Contingencies and Other Commitments

In connection with the Spin-off, the Company agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain worker's compensation and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit under which the Company is liable to the issuing bank and by bonds issued by surety companies. In order to secure CFC's obligation to reimburse and indemnify the Company against liability with respect to these claims, CFC has provided the Company with approximately $13.5 million of letters of credit and $22.0 million of real property collateral.

In addition to letters of credit outstanding under its $350 million unsecured credit facility, the Company at December
31, 1998 had $51.5 million of letters of credit outstanding under several other unsecured letter of credit facilities.

The Company has entered into an agreement to provide CFC with certain information systems, data processing and other administrative services and will administer CFC's retirement and benefits plans. The agreement has a three-year term, which expires December 2, 1999, although CFC may terminate any or all services with six months notice. The Company may terminate all services other than the telecommunications and data processing services at any time, with six months notice. Services performed by the Company under the agreement shall be paid by CFC on an arm's-length negotiated basis.

The Internal Revenue Service (the IRS) has proposed adjustments that would require Emery Worldwide to pay substantial additional aviation excise taxes for the period from January 1, 1990 through September 30, 1995. The Company has filed protests contesting these proposed adjustments and is engaged in discussions with the administrative conference division (Appeals Office) of the IRS.

The Company believes that there is legal authority to support the manner in which it has calculated and paid the aviation excise taxes and, accordingly, the Company intends to continue to vigorously challenge the proposed adjustments. Nevertheless, the Company is unable to predict the ultimate outcome of this matter. As a result, there can be no assurance that the Company will not have to pay a substantial amount of additional aviation excise taxes for the 1990 through 1995 tax period. In addition, it is possible that the IRS may seek to increase the amount of the aviation excise tax payable by Emery Worldwide for periods subsequent to September 30, 1995. As a result, there can be no assurance that this matter will not have a material adverse effect on the Company.

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

In addition to the matters discussed above, the Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.

14. Subsequent Event

In January 1999, the Company settled a lawsuit. The net proceeds to the Company from the settlement are expected to be approximately $16 million and will be recognized as a gain in the first quarter of 1999.

15. Segment Reporting

In the fourth quarter of 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the method of disclosing segment information to the manner in which the Company's chief operating decision maker organizes the components for making operating decisions, assessing performance and allocating resources. The Company has organized the segments based on the type of transportation services provided, which are described in Note 1. As required by SFAS 131, all prior years' segment data has been restated.

The Company accounts for its segments under the same policies as described in the principal accounting policies footnote. Intersegment revenues and related earnings have been eliminated to reconcile to consolidated revenue and operating income. Management evaluates segment performance primarily based on revenue and operating income; therefore, other items included in pretax income, consisting primarily of interest income or expense, are not reported in segment results. Operating income is net of all corporate expenses, which are allocated based on measurable services provided each segment or for general corporate expenses allocated on a revenue and capital basis.

Identifiable corporate assets consist primarily of deferred charges and other assets, property and equipment and deferred taxes. Certain corporate assets that are used to provide shared data processing and other administrative services are not allocated to individual segments.

For geographic information, revenues are allocated between the United States and international, depending on whether the shipments are between locations within the United States or between locations where one or both are outside the United States. Long-lived assets outside the United States were immaterial for all periods presented.

Geographic Information
(Dollars in thousands)          1998          1997         1996

Revenues
  United States           $3,963,862    $3,275,173   $2,805,135
  Canada                     154,899       158,884      134,484
North America              4,118,761     3,434,057    2,939,619
  International              822,729       832,744      722,564
Total                     $4,941,490    $4,266,801   $3,662,183


                        PAGE 43

OPERATING SEGMENTS
                                                     Adjustments,         Con-Way
                                                     Eliminations  Transportation        Emery       Menlo
(Dollars in thousands)               Consolidated  and the Parent        Services    Worldwide   Logistics       Other
Year Ended December 31, 1998
Revenues                             $  4,941,490     $  (103,292)     $1,710,345   $2,232,815   $ 598,750    $502,872
Inter-company eliminations                    -           103,292         (26,354)     (29,341)    (11,915)    (35,682)
Net revenues                            4,941,490             -         1,683,991    2,203,474     586,835     467,190
Operating income (loss)                   290,518             -           206,945       64,299      19,459        (185)
Depreciation and amortization             163,382           6,601          77,269       55,025       6,138      18,349
Capital expenditures                      267,668           6,052         102,290      101,935       7,115      50,276
Identifiable assets                     2,689,412         196,980         825,615    1,278,228     125,728     262,861

Year Ended December 31, 1997 (a)
Revenues                                4,266,801        (100,712)      1,480,364    2,278,755     473,379     135,015
Inter-company eliminations                    -           100,712          (7,176)     (29,161)    (17,487)    (46,888)
Net revenues                            4,266,801             -         1,473,188    2,249,594     455,892      88,127
Operating income (loss)                   264,867             -           147,155      113,963      17,178     (13,429)
Depreciation and amortization             123,391           6,262          65,560       45,483       4,331       1,755
Capital expenditures                      242,343           2,896         109,328       58,795      11,504      59,820
Identifiable assets                     2,421,496         166,840         736,449    1,320,411     171,144      26,652

Year Ended December 31, 1996 (a)
Revenues                                3,662,183        (209,696)      1,430,629    1,982,238     372,100      86,912
Inter-company eliminations                    -           209,696        (138,547)     (14,180)    (12,723)    (44,246)
Net revenues                            3,662,183             -         1,292,082    1,968,058     359,377      42,666
Operating income                          192,148             -           101,049       78,415      10,918       1,766
Depreciation and amortization              95,746           2,746          52,707       37,288       2,402         603
Capital expenditures                      200,835             434         146,377       46,939       3,427       3,658
Identifiable assets                     2,081,866         172,969         687,821    1,137,631      59,491      23,954

(a) Prior years have been retated for the adoption of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."


                        PAGE 44

16. Quarterly Financial Data (Unaudited)

(Dollars in thousands
except per share data)
                               March 31        June 30    September 30    December 31
1998 - Quarter Ended
Revenues                     $1,089,866     $1,199,654      $1,282,510     $1,369,460
Operating income                 44,805         84,003          89,043         72,667(a)
Income before income
  taxes                          34,077         74,533          79,227         62,574
Income taxes                     15,164         33,167          35,257         27,845
Net income                       18,913         41,366          43,970         34,729
Net income available
  to common shareholders         16,906         39,326          41,939         32,638
Per share:
  Basic earnings                   0.36           0.83            0.88           0.68
  Diluted earnings                 0.33           0.73            0.78           0.61

  Market price range      $34.81-$49.94  $35.00-$44.50   $26.81-$47.94  $21.63-$38.94
  Common dividends paid            0.10           0.10            0.10           0.10

                               March 31        June 30    September 30    December 31
1997 - Quarter Ended
Revenues                     $  942,628     $1,002,563      $1,127,362     $1,194,248
Operating income                 50,367         66,867          81,847         65,786(b)
Income before income taxes       40,172         55,027          72,743         53,872
Income taxes                     18,228         25,038          33,098         24,561
Net income                       21,944         29,989          39,645         29,311
Net income available
 to common shareholders          20,005         28,018          37,694         27,286
Per share:
  Basic earnings                   0.44           0.61            0.81           0.58
  Diluted earnings                 0.40           0.55            0.70           0.51
  Market price range      $20.25-$28.13  $26.38-$36.38   $32.13-$45.38  $37.06-$50.88
  Common dividends paid            0.10           0.10            0.10           0.10

(a) Includes $5.1 million of income ($.06 per share basic and $.05 per share diluted) for the recovery of a portion of costs charged in 1997 from the discontinuance of the rail container service and certain other unusual items.
(b) Includes $5.0 million charge ($.06 per share basic and $.05 per share diluted) for costs related to the discontinuance of the rail container service.


                        PAGE 45

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


/s/Gregory L. Quesnel
Gregory L. Quesnel
President and Chief Executive Officer

/s/Chutta Ratnathicam
Chutta Ratnathicam
Senior Vice President and Chief Financial Officer

/s/Gary D. Taliaferro
Gary D. Taliaferro
Controller


Report of Independent
Public Accountants

To the Shareholders and Board of Directors of CNF
Transportation Inc.

We have audited the accompanying consolidated balance sheets of CNF Transportation Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Transportation Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for the costs of internal use software to reflect the adoption of Statement of Position 98-
1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."


/s/Arthur Andersen LLP
San Francisco, California
January 22, 1999

                        PAGE 46



CNF Transportation Inc.
Five Year Financial Summary
(Dollars in thousands except per share data)            1998            1997            1996            1995            1994
SUMMARY OF OPERATIONS
 Revenues (a)                                    $ 4,941,490     $ 4,266,801     $ 3,662,183     $ 3,290,077     $ 2,799,935
    Con-Way Transportation Services                1,683,991       1,473,188       1,292,082       1,152,164       1,018,544
    Emery Worldwide                                2,203,474       2,249,594       1,968,058       1,766,301       1,567,854
    Menlo Logistics                                  586,835         455,892         359,377         287,652         167,655
    Other                                            467,190          88,127          42,666          83,960          45,882
Operating income (loss) (a)                          290,518         264,867         192,148         186,687         189,977
    Con-Way Transportation Services                  206,945         147,155         101,049          96,573         111,220
    Emery Worldwide                                   64,299         113,963          78,415          81,734          77,616
    Menlo Logistics                                   19,459          17,178          10,918           6,325          (1,909)
    Other                                               (185)        (13,429)          1,766           2,055           3,050
Interest expense                                      32,627          39,553          39,766          33,407          27,065
Net income from continuing operations before
  income taxes                                       250,411         221,814         147,132         152,942         165,129
Income taxes                                         111,433         100,925          66,951          66,723          69,304
Income from continuing operations (b)                130,809         113,003          71,589          75,420          76,762
Loss from discontinued operations (c)                    -               -           (52,633)        (28,854)        (37,442)
Net Income available to common shareholders          130,809         113,003          18,956          46,566          35,710 (d)

PER SHARE
Net income from continuing operations, basic     $      2.74     $      2.44     $      1.63     $      1.79     $      2.12 (d)
  Loss from discontinued operations: (c)                 -               -             (1.20)          (0.68)          (1.03)(d)
Net income available to
  common shareholders, basic                            2.74            2.44            0.43            1.11            1.09 (d)
Net income from continuing operations, diluted          2.45            2.19            1.48            1.64            1.81
Dividends paid on common stock                          0.40            0.40            0.40            0.40             -
Common shareholders' equity                            15.48           13.26           10.86           15.76           14.58

STATISTICS
Total Assets                                      $2,689,412     $ 2,421,496     $ 2,081,866     $ 2,084,958     $ 1,833,742
Long-term obligations                                467,635         473,488         477,201         480,410         382,757
Capital expenditures                                 267,668         242,343         200,835         167,253         149,808
Effective income tax rate                               44.5%           45.5%           45.5%           43.6%           42.0%
Basic average shares                              47,659,745      46,236,688      44,041,159      42,067,842      36,183,020
Market price range                             $21.63-$49.94   $20.25-$50.88   $17.25-$29.38   $20.25-$27.88   $18.00-$29.25
Number of shareholders                                 9,870          15,560          16,090          15,980          16,015
Number of regular full-time employees                 33,700          26,300          25,100          21,400          18,500

(a) Prior years have been restated for the adoption of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."
(b) Includes preferred stock dividends.
(c) Reflects the results of CFC as described in Note 2 of the Notes to the Consolidated Financial Statements.
(d) Continuing operations include $3.6 million extraordinary charge ($.10 per share basic and $.07 per share diluted), and discontinued operations $1.9 million ($.05 per share basic and $.04 per share diluted), net of related tax benefits, for the write-off of intrastate operating rights.
