Form 10-K, Exhibit 13
period 1999-12-31
CNF TRANSPORTATION INC
filed 2000-03-28
CIK 23675

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Consolidated Results

Net income available to common shareholders for 1999 increased 39.3% over 1998 to a record $182.3 million ($3.78 per basic share and $3.35 per diluted share) due primarily to higher operating income, a decline in other net expense, and a lower effective tax rate. Operating income of $359.1 million increased 23.6% over 1998 on double-digit percentage growth at all of our reporting segments. Higher operating income in 1999 was largely attributable to a 13.2% increase in revenue to $5.59 billion. Higher consolidated revenue in 1999 was comprised of increases from all of our reporting segments and was aided by improved international economic conditions and continued strength in the domestic economy.

Results of operations in 1999 included three unusual gains. Operating income benefited from a $16.5 million net gain ($0.19 per basic share and $0.17 per diluted share) on the settlement of a lawsuit in January 1999. In May 1999, another non-recurring net gain of $10.1 million ($0.12 per basic share and $0.10 per diluted share) was recognized in operating income on the sale of the assets of VantageParts, our wholesale distributor of truck parts and supplies. Also, other net expense in 1999 included a $9.6 million net gain from the sale of equity securities in December 1999 ($0.11 per basic share and $0.10 per diluted share). Excluding the unusual gains, net income available to common shareholders for 1999 would have been $161.8 million ($3.36 per basic share and $2.98 per diluted share).

Net income available to common shareholders for 1998 increased 15.8% over 1997 to $130.8 million ($2.74 per basic share and $2.45 per diluted share) due primarily to higher operating income, a decrease in other net expense, and a lower effective tax rate. The increase in 1998 operating income was primarily the result of significantly higher income from Con-Way Transportation Services, increased income from Menlo Logistics and a reduction in loss from the Other segment, which consists mostly of the operations under the Priority Mail contract with the U.S. Postal Service. Revenue in 1998 of $4.94 billion increased 15.8% over 1997 due primarily to higher revenue from Con-Way, Menlo and the Other segment. The Other segment's revenue in 1998 benefited from higher revenue from the Priority Mail operations, which were fully implemented late in the second quarter of 1998.

Con-Way Transportation Services

Con-Way's revenue in 1999 increased to a record $1.88 billion, an 11.5% increase over 1998. Higher revenue was primarily the result of increased tonnage (weight) and revenue per hundredweight (yield). Total weight transported by the Con-Way regional carriers increased 7.0% and less-than-truckload (LTL) weight increased 7.1% over 1998. Yield in 1999 was 5.7% higher than in 1998 due primarily to higher rates earned on Con-Way's core premium services and a larger percentage of inter-regional joint services, which command higher rates on longer lengths of haul. We believe that closures of two of Con-Way's competitors in the second quarter of 1999 created additional demand for Con-Way's services in the last half of 1999. Revenue in 1998 was 14.3% higher than in 1997 as Con-Way's regional carriers increased total weight by 6.2%, LTL weight by 6.6%, and yield by approximately 10%.

Con-Way's operating income in 1999 grew 10.6% over 1998 to a record $228.8 million. Increased operating income in 1999 was due primarily to higher revenue, better capacity utilization, increased load factor, and other operating efficiencies. Start-up costs incurred during the first year of operations for Con-Way's new multi-client warehousing and logistics business negatively affected operating income in 1999. Con-Way's 1998 operating income of $206.9 million increased 40.6% over 1997 due primarily to expansion of core premium services, growth in inter-regional joint services, lower fuel costs and productivity improvements, including better capacity utilization, increased load factor, and freight handling efficiencies.

Emery Worldwide

In 1999, Emery increased revenue 9.3% over 1998 to a record $2.41 billion. Increases in international airfreight revenue and revenue from an Express Mail contract with the U.S. Postal Service were partially offset by slightly lower North American airfreight revenue. Growth in international revenue was accomplished primarily with a 10.2% increase in pounds transported (weight or freight volume) and 2.4% higher revenue per pound (yield). Freight volume and yield were favorably affected by improved economic conditions in the international markets served by Emery. The small 0.7% decline in North American airfreight revenue was primarily the result of a 5.7% drop in weight partially offset by a 5.3% increase in yield.

Improved yield in North America was achieved in part from an increase in the percentage of higher yielding guaranteed service, which was introduced in January 1999, and Emery's yield management program, which is designed to eliminate or reprice low-margin business. Although Emery's yield management program in North America was a factor in achieving higher yield, it also contributed to lower weight transported.

Emery's revenue in 1998 decreased 2.1% from 1997 due primarily to lower North American and international airfreight revenue partially offset by higher revenue from other transportation services, including the Express Mail contract. North American airfreight revenue in 1998 declined 9.6% from 1997 due primarily to an 8.2% decrease in weight with essentially no change in yield. Airfreight volume in North America fell in 1998 from 1997 due largely to lower demand from certain industries served by Emery, increased ground-based transportation and Emery's yield management program. International airfreight revenue was down 5.0% on a weight decline of 0.8% and a 3.4% decrease in yield. International freight volume and yield were negatively affected by adverse economic conditions in the international markets served by Emery.

Emery's operating income in 1999 increased 17.4% from 1998 due primarily to higher airfreight revenue and revenue from the Express Mail contract. Higher operating income on airfreight revenue in 1999 was achieved primarily with a strong 1999 fourth quarter in which international airfreight revenue increased 25.8%. Operating income in 1998 declined 43.6% from 1997 due primarily to higher incremental costs of implementing service initiatives and lower revenue. Initiatives intended to improve Emery's domestic premium service mix included increases in short-term airlift costs and modification of other freight handling processes. With lower revenue in 1998, the additional costs of the service initiatives contributed to a more dramatic margin decline.

Management will continue to focus on positioning Emery as a premium service provider. In North America, management intends to continue to develop an infrastructure capable of servicing a higher volume of premium and guaranteed delivery services and to reduce costs. Key initiatives include replacing older aircraft with newer aircraft having lower maintenance costs, including wide-body aircraft, and the recent reconfiguration of its hub sortation center. Internationally, Emery's management will focus on expanding its variable-cost-based operations and will continue its efforts to increase international revenue as a percentage of total revenue.

Menlo Logistics

Menlo's 1999 record revenue of $716.0 million exceeded 1998 revenue by 22.0% due in part to a full year of revenue from several large logistics contracts secured in the second quarter of 1998 and higher revenue from other contracts secured prior to 1999. Several additional large contracts were also secured in the fourth quarter of 1999. Menlo's revenue in 1998 of $586.8 million was 28.7% higher than 1997 due in part to the addition of the new contracts secured in the second quarter of 1998 and an increase in revenue from contracts existing prior to 1998.

Menlo's operating income of $22.3 million in 1999 increased 14.4% from 1998 due primarily to increased revenue. Higher business development and information systems costs incurred during 1999 contributed to lower operating income as a percentage of revenue than in 1998. In 1998, Menlo increased operating income to $19.5 million, a 13.3% improvement over 1997. Higher revenue and better margins from existing contracts in 1998 were partially offset by the costs of implementing several large new contracts in the second quarter of 1998.

Other Operations

The Other segment consists primarily of the operations under a Priority Mail contract with the U.S. Postal Service, and includes the operating results of Road Systems and, prior to the sale of its assets in May 1999, VantageParts. Also included in the Other segment's operating income for 1999 were net gains on the settlement of a lawsuit in January 1999 and on the VantageParts asset sale.

The Other segment's revenue of $590.2 million in 1999 increased 26.3% over 1998 due primarily to revenue of $555.5 million from the Priority Mail operation, a 35.2% increase over 1998. The Priority Mail operation was not fully implemented until late in the second quarter of 1998. Higher Priority Mail revenue was partially offset by loss of revenue from VantageParts following the sale of its assets in May 1999.

Revenue for the Other segment in 1998 increased to $467.2 million from $88.1 million in 1997 due to an increase in Priority Mail revenue to $410.8 million in 1998 from $51.6 million in 1997. Revenue in 1998 benefited from the operation of 10 Priority Mail Processing Centers, which were not fully implemented until late in the second quarter of 1998.

In 1999, operating income of $32.5 million for the Other segment increased from essentially break-even results in 1998 due primarily to a $16.5 million net gain from a lawsuit settled in January 1999 and a $10.1 million net gain on the sale of the assets of VantageParts. In addition, the Priority Mail operation in 1999 generated operating income of $4.8 million compared with an operating loss of $3.0 million incurred during the start-up phase of the Priority Mail contract in 1998. As discussed below, all Priority Mail operating income in 1999 was recognized in the first six months and break-even results were recognized in the second half. The near break-even results of the Other segment in 1998 increased from the $13.4 million operating loss recorded in 1997. The improvement in 1998 operating income was primarily the result of a reduction in the Priority Mail operating loss to $3.0 million in 1998 from $13.0 million in 1997. The 1998 operating loss for Priority Mail reflected costs incurred during completion of the start-up phase in the first half of 1998 and the costs of maintaining service levels and making required system modifications for the December 1998 holiday season. The Priority Mail operating loss in 1997 included higher cost levels during the start-up phase of operations.

In accordance with the Priority Mail contract, in February 1999, Emery Worldwide Airlines (EWA), our subsidiary that operates the contract, submitted a proposal to the U.S. Postal Service (USPS) for 1999 pricing. We believe that our proposal was reasonably determined and justifiable based upon EWA's experience of operating under the Priority
Mail contract.

EWA did not receive a counter-proposal from the USPS. Consequently, EWA in the third quarter of 1999 filed a claim with the USPS for proposed higher prices.

Through the second quarter of 1999, Priority Mail contract revenue was billed at a provisional rate set by the USPS, pending a final price determination. The USPS responded to the EWA claim with unilateral price reductions for both prior and future periods. The current rate is below EWA's cost to service this contract. Unless the rate is increased or until negotiation or litigation results in favorable pricing or contract changes, EWA will be compensated below its cost of operating the contract.

Also, in August 1999, the USPS denied EWA's previously filed claim for reimbursement of additional costs incurred during the 1998 holiday season.

Consistent with our accounting policies described in Note 1 of the Notes to Consolidated Financial Statements, unbilled revenue from the Priority Mail contract is recognized in our financial statements. In accordance with generally accepted accounting principles, EWA recognizes unbilled revenue related to claims sufficient only to recover costs of operating under the contract. Accordingly, no operating profit was recognized in connection with the Priority Mail contract in the last half of 1999. As a result of the claims discussed above and the USPS's decision to assert price reductions, EWA recognized $123.7 million of revenue through December 31, 1999 that is now in dispute and attributable to claims made by EWA under the contract. Until the dispute is resolved, we expect that any shortfall between EWA's billed revenue from the Priority Mail contract and its costs of operating under the contract will be recognized as unbilled revenue and as a result, we will generally continue to record break-even operating results under the Priority Mail contract in our financial statements.

If we determine that the unbilled revenue is not collectable, the uncollectable amount will be charged as expense to operations in the period when and if that determination is made.

We are in active negotiations with the USPS to resolve the pricing and operational issues involving the Priority Mail contract. We disagree with the USPS's actions and intend to vigorously contest our claim for price determination and denial of the 1998 holiday claim by appropriate action. While every attempt is being made to conclude the negotiations in a beneficial manner, we intend to pursue litigation should negotiations fail. We believe our position is reasonable and well founded; however, there can be no assurance as to the outcome. Likewise, if determined adversely to us, there can be no assurance that this matter will not have a material adverse effect on our results of operations.

Other Net Expense

Other net expense in 1999 decreased 45.2% from 1998 due primarily to a $9.6 million net gain from the sale of equity securities and lower interest expense. The decline in interest expense was partially due to the July 1998 refinancing of a capital lease obligation at a lower interest rate and the repayment of the 91/8% Notes at maturity. The repayment of $117.7 million of 91/8% Notes in August 1999 was funded in part with $90.0 million of lower-interest rate long-term borrowings under unsecured lines of credit. Partially offsetting lower interest expense in 1999 was increased interest expense on higher average short-term borrowings. Capitalized interest on construction projects in 1999 also contributed to lower interest expense compared to 1998. Other net expense for 1998 was down 6.8% compared to 1997 from the beneficial refinancing of debt obligations in 1998 and 1997. Lower interest expense on lower average short-term borrowings in 1998 was partially offset by dividend requirements on preferred securities of a subsidiary trust (TECONs) issued in June 1997.

The net gain from the sale of equity securities discussed above resulted from the sale by Emery in December 1999 of 34% of its holdings in Equant N.V., an international data network services provider. As discussed in Note 11 of the Notes to Consolidated Financial Statements, the remaining shares held by Emery are carried at essentially no cost and are subject to transferability restrictions.

Income Taxes

The effective tax rate for 1999 decreased to 43.5% from 44.5% in 1998 due primarily to higher income in 1999. The effective tax rate for 1998 was 44.5% compared to a rate of 45.5% for 1997. The decline in the 1998 tax rate was primarily attributable to higher income, the implementation of tax planning strategies and lower non-deductible expenses.


LIQUIDITY AND CAPITAL RESOURCES

In 1999, cash and cash equivalents increased $72.4 million to $146.3 million. Cash from operations of $445.1 million provided funding for $369.7 million of capital and software expenditures, $36.0 million of net debt reduction and $30.4 million of dividend payments. The $72.4 million increase in cash during 1999 included three unusual gains. Operating activities included a $16.5 million net gain on a settlement of a lawsuit and investing activities included $29.3 million of proceeds on the sale of the assets of VantageParts and $9.6 million of net proceeds on the sale of equity securities. In 1998, net capital and software expenditures of $303.2 million and dividend payments of $30.3 million exceeded the $266.8 million of cash flow provided by operating activities. These requirements were funded with a $23.7 million decline in cash and cash equivalents and a $43.0 million increase in short-term borrowings.

Cash from operations in 1999 increased $178.3 million over 1998 and was provided primarily by net income before depreciation, amortization and deferred taxes. Cash from operations in 1998, which declined $21.4 million from 1997, was generated primarily from net income before depreciation, amortization and deferred taxes.

Investing activities in 1999 used $10.6 million more cash than in 1998. Capital expenditures of $335.0 million in 1999 increased $67.3 million from 1998 due primarily to a $109.7 million increase in Con-Way's capital expenditures, partially offset by a $39.5 million decline in capital expenditures for the Priority Mail contract. During 1999, Con-Way spent $212.0 million, primarily on revenue equipment and infrastructure in connection with its capital reinvestment program. Partially offsetting the increased capital expenditures in 1999 was a $16.7 million decline in software expenditures from 1998 and $38.9 million of proceeds on the sale of the assets of VantageParts and equity securities. Cash used in investing activities in 1998 was $54.9 million higher than in 1997 due primarily to a $25.3 million increase in capital expenditures and a $40.4 million increase in software expenditures. Higher capital expenditures by Emery were partially offset by lower expenditures for the Priority Mail operation. Capital expenditures related to the Priority Mail contract during 1998 declined compared to 1997 given required capital expenditures in 1997 related to the start-up phase of the Priority Mail contract.

Financing activities in 1999 used $58.9 million compared to $12.7 million provided by financing activities in 1998 due primarily to fluctuations in borrowings. As discussed in Note 3 of the Notes to Consolidated Financial Statements, $72.4 million of Thrift and Stock Plan notes guaranteed by CNF were refinanced at a lower rate in July 1999. Financing activities provided

$12.7 million in 1998 compared to $24.4 million used in 1997, reflecting increased short-term borrowings in 1998. In October 1998, we refinanced $46.0 million of Series A revenue bonds.

As discussed above under "Results of Operations" for the "Other" segment, the rate currently being paid to EWA by the USPS under the Priority Mail contract is below EWA's cost to service the contract. Until the dispute over pricing is resolved, our liquidity will be negatively affected by the shortfall between EWA's compensation from the contract and its cost of operation.

In addition to the $350 million unsecured credit facility, we entered into a supplemental $100 million unsecured credit facility in September 1999. This supplemental credit facility was to provide additional liquidity until designated long-term borrowings under lines of credit are refinanced with a longer-term instrument, as discussed below. At December 31, 1999, we had $130.0 million of borrowings outstanding under these unsecured credit facilities. Of the $130.0 million outstanding under the unsecured credit facilities, $90.0 million were classified as long-term debt based on our ability and intent to refinance the borrowings on a long-term basis. The $90.0 million of long-term borrowings under lines of credit were used to partially fund the repayment of $117.7 million of 91/8% Notes, which matured in August 1999.

The $350 million facility is also available for issuance of letters of credit. Under that facility, outstanding letters of credit totaled $59.8 million at December 31, 1999. Available capacity under the $350 million facility and the supplemental line of credit was $260.2 million at December 31, 1999.

At December 31, 1999, we also had $150.0 million of uncommitted lines with $12.3 million in letters of credit outstanding, leaving $137.7 million of additional short-term borrowing availability. Under other unsecured facilities, $50.4 million in letters of credit were outstanding at December 31, 1999.

We filed a shelf registration statement with the Securities and Exchange Commission in June 1998 that covers $250 million of debt and equity securities for future issuance with terms to be decided when and if issued.

In February 2000, we intend to issue $200.0 million of debentures with a 30-year term. The proceeds from this offering are intended to be used primarily to repay borrowings under the unsecured credit facilities and for other general corporate purposes.

Our ratio of total debt to capital decreased to 30.5% at December 31, 1999, from 36.4% at December 31, 1998, primarily due to lower borrowings and higher shareholders' equity from net income. Our 36.4% debt-to-capital ratio at December 31, 1998 declined from 37.9% at December 31, 1997 due to higher shareholders' equity from net income.


CYCLICALITY AND SEASONALITY

Our businesses operate in industries that are affected directly by general economic conditions and seasonal fluctuations, both of which affect demand for transportation services. In the trucking and airfreight industries, for a typical year, the months of September and October usually have the highest business levels while the months of January and February usually have the lowest business levels. Operations under the Priority Mail contract peak in December primarily due to higher shipping demand related to the holiday season.


MARKET RISK

Our policy is to enter into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset or liability against exposure to some form of market, interest rate or currency-related risk. This policy also prohibits entering into derivative instruments for trading purposes.

In certain situations, we used derivative financial instruments to mitigate potential volatility in interest rates. At December 31, 1999, these derivatives consisted of plain vanilla interest rate swaps with high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure. The underlying exposure consists primarily of equipment lease obligations with variable interest rate components that are adjusted quarterly. At December 31, 1999, we estimate that the net payments under the swaps given a hypothetical adverse change of 10% in market interest rates would not have a material effect on our financial position or results of operations.

We may also be exposed to the effect of interest rate fluctuations in the fair value of our long-term debt and capital lease obligations, as described in Notes 3 and 4 of the Notes to Consolidated Financial
Statements. The change in the fair value of our long-term obligations given a hypothetical 10% change in interest rates would be approximately $14 million at December 31, 1999.

During 1999, we entered into fuel purchase contracts to hedge our market exposure to fuel prices. At December 31, 1999, we estimate that a change in the fair value of these contracts given a hypothetical 10% change in the price of the hedged fuel would not have a material effect on our financial position or results of operations.

At December 31, 1999, we had not entered into any derivative contracts to hedge our foreign currency exchange exposure.


ACCOUNTING STANDARDS

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1, which provides for the capitalization of the costs of internal-use software if certain criteria are met, is effective for fiscal years beginning after December 15, 1998. As provided by SOP 98-1, we elected to adopt the pronouncement early and applied the new provisions prospectively as of January 1, 1998. Prior to adoption of SOP 98-1, it was our policy to capitalize purchased software costs and to expense all internally developed internal-use software costs. For the years ended December 31, 1999 and 1998, costs of $27.3 million and $35.9 million, respectively, were capitalized as internally developed internal-use software.

In June 1999, the Financial Accounting Standards
Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" (SFAS 137). SFAS 137 delays by one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS 133 will now be effective January 1, 2001. We do not expect the adoption of SFAS 133 to have a material impact on our financial position or results of operations and we plan to adopt the statement in the first quarter of 2001.


YEAR 2000

State of Readiness

As of January 31, 2000, we have not experienced any significant adverse effects related to Y2K compliance issues. Additionally, we are not aware of any problems experienced by third parties with which we transact business.

Costs to Address Y2K Compliance

In 1996, we began assessing and correcting potential Y2K information systems problems for our mission-critical business systems. Since that time, we expensed $38.1 million on Y2K compliance through December 31, 1999. All Y2K costs have been funded from operations. We expensed $14.9 million and $19.7 million for the years ended December 31, 1999 and 1998, respectively. For the year ended December 31, 1999, we capitalized $7.4 million of purchased software costs and $27.3 million of internally developed software costs. A portion of the capitalized software costs was for new financial and administrative systems that are Y2K compliant. These systems replaced non-compliant systems.

Risks & Contingency Plans

We believe our efforts to address Y2K issues have been successful in avoiding any material adverse effect on our financial position or results of operations. We do not expect any material adverse effect on our financial position and results of operations but will continue to monitor for Y2K-related problems. Should problems arise, we will implement the Y2K business resumption contingency plans we previously established.


FORWARD LOOKING STATEMENTS

Certain statements in this annual report, including statements regarding anticipated earnings, constitute "forward-looking statements" and are subject to a number of risks and uncertainties, and should not be relied upon as predictions of future events. The factors included in this report and in Item 7 of our 1999 Annual Report on Form 10-K as well as other filings with the Securities and Exchange Commission, could cause actual results and other matters to differ materially from those in such forward-looking statements. As a result, no assurance can be given as to future financial position or results of operations.

               CNF TRANSPORTATION INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS
                            DECEMBER 31
                      (Dollars in thousands)


                                                                   1999           1998
ASSETS

Current Assets
  Cash and cash equivalents                                     $  146,263     $   73,897
  Trade accounts receivable, net of allowance (Note 1)             914,307        810,550
  Other accounts receivable                                         25,419         51,865
  Operating supplies, at lower of average cost or market            46,019         41,764
  Prepaid expenses                                                  41,971         32,741
  Deferred income taxes (Note 5)                                    26,254         89,544
    Total Current Assets                                         1,200,233      1,100,361


Property, Plant and Equipment, at Cost
  Land                                                             119,403        114,146
  Buildings and leasehold improvements                             573,688        468,123
  Revenue equipment                                                854,519        714,195
  Other equipment                                                  447,962        425,476
                                                                 1,995,572      1,721,940
  Accumulated depreciation and amortization                       (864,538)      (737,464)
                                                                 1,131,034        984,476

Other Assets
  Deferred charges and other assets (Note 12)                      200,739        128,627
  Capitalized software, net (Note 1)                                88,157         64,285
  Unamortized aircraft maintenance, net (Note 1)                   162,951        143,349
  Goodwill, net (Note 1)                                           265,896        268,314
                                                                   717,743        604,575

Total Assets                                                    $3,049,010     $2,689,412

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


               CNF TRANSPORTATION INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
                            DECEMBER 31
           (Dollars in thousands except per share data)


                                                                                   1999           1998
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                                              $  305,954     $  285,832
  Accrued liabilities (Note 2)                                                     543,353        446,171
  Accrued claims costs                                                              99,940        108,028
  Current maturities of long-term debt and capital leases (Notes 3 and 4)            6,452          5,259
  Short-term borrowings (Note 3)                                                    40,000         43,000
  Income taxes payable (Notes 5 and 12)                                             53,455         12,340
    Total Current Liabilities                                                    1,049,154        900,630

Long-Term Liabilities
  Long-term debt and guarantees (Note 3)                                           322,800        356,905
  Long-term obligations under capital leases (Note 4)                              110,646        110,730
  Accrued claims costs                                                              81,978         58,388
  Employee benefits (Note 8)                                                       217,519        190,268
  Other liabilities and deferred credits                                            45,450         55,268
  Deferred income taxes (Note 5)                                                   128,515        115,868
    Total Liabilities                                                            1,956,062      1,788,057

Commitments and Contingencies (Notes 3, 4 and 12)

Company-Obligated Mandatorily Redeemable Preferred Securities
  of Subsidiary Trust Holding Solely Convertible Debentures of
  the Company (Note 6)                                                             125,000        125,000

Shareholders' Equity  (Note 7)
  Preferred stock, no par value; authorized 5,000,000 shares:
    Series B, 8.5% cumulative, convertible, $.01 stated value; designated
    1,100,000 shares; issued 840,407 and 854,191 respectively                            8              9
  Additional paid-in capital, preferred stock                                      127,817        129,914
  Deferred compensation, Thrift and Stock Plan (Note 9)                            (87,600)       (94,836)
    Total Preferred Shareholders' Equity                                            40,225         35,087
  Common stock, $.625 par value; authorized 100,000,000 shares;
    issued 55,306,947 and 54,797,707 shares, respectively                           34,567         34,249
  Additional paid-in capital, common stock                                         328,721        314,440
  Retained earnings                                                                747,936        584,991
  Deferred compensation, restricted stock (Note 10)                                 (2,010)        (4,599)
  Cost of repurchased common stock
    (6,856,567 and 6,922,285 shares, respectively)                                (169,057)      (170,678)
                                                                                   940,157        758,403
  Accumulated foreign currency translation adjustments                              (8,039)        (9,140)
  Minimum pension liability adjustment (Note 8)                                     (4,395)        (7,995)
    Accumulated Other Comprehensive Loss                                           (12,434)       (17,135)
    Total Common Shareholders' Equity                                              927,723        741,268
    Total Shareholders' Equity                                                     967,948        776,355
      Total Liabilities and Shareholders' Equity                                $3,049,010     $2,689,412

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


               CNF TRANSPORTATION INC. AND SUBSIDIARIES
                  STATEMENTS OF CONSOLIDATED INCOME
                       YEARS ENDED DECEMBER 31
             (Dollars in thousands except per share data)


                                                                      1999           1998           1997
REVENUES                                                          $ 5,592,810     $ 4,941,490    $ 4,266,801

Costs and Expenses
  Operating expenses                                                4,576,967       4,045,047      3,474,447
  General and administrative expenses                                 516,326         461,230        416,391
  Depreciation                                                        166,995         144,695        111,096
  Net gain on sale of assets of parts distribution operation          (10,112)            -              -
  Net gain on legal settlement                                        (16,466)            -              -
                                                                    5,233,710       4,650,972      4,001,934
OPERATING INCOME                                                      359,100         290,518        264,867

Other Income (Expense)
  Interest expense                                                    (25,972)        (32,627)       (39,553)
  Dividend requirement on preferred securities of
    subsidiary trust (Note 6)                                          (6,250)         (6,250)        (3,471)
  Miscellaneous, net (Note 11)                                         10,244          (1,230)           (29)
                                                                      (21,978)        (40,107)       (43,053)

  Income before income taxes                                          337,122         250,411        221,814
  Income taxes (Note 5)                                               146,648         111,433        100,925
NET INCOME                                                            190,474         138,978        120,889

  Preferred stock dividends                                             8,218           8,169          7,886

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                       $   182,256     $   130,809    $   113,003

Average Shares Outstanding (Note 1)
  Basic                                                            48,189,618      47,659,745     46,236,688
  Diluted                                                          56,019,317      55,514,318     53,077,468

Earnings Per Share (Note 1)
  Basic                                                           $      3.78     $      2.74    $      2.44
  Diluted                                                         $      3.35     $      2.45    $      2.19

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                  CNF TRANSPORTATION INC. AND SUBSIDIARIES
                   STATEMENTS OF CONSOLIDATED CASH FLOWS
                          YEARS ENDED DECEMBER 31
                           (Dollars in thousands)

                                                                           1999          1998          1997
Cash and Cash Equivalents, Beginning of Year                             $  73,897     $  97,617     $  82,094

Operating Activities
  Net income                                                               190,474       138,978       120,889
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization                                        190,461       163,382       123,391
      Increase in deferred income taxes                                     75,937        40,022        31,840
      Amortization of deferred compensation                                 11,858         9,764         7,132
      Provision for uncollectible accounts                                  15,229        11,050        12,528
      Losses (gains) from property disposals, net                            3,038        (1,309)          927
      Gain on sale of assets of parts distribution operation, net          (10,112)          -             -
      Gain on sale of equity securities                                     (9,625)          -             -
  Changes in assets and liabilities:
    Receivables                                                            (97,853)     (137,613)     (156,721)
    Prepaid expenses                                                        (9,287)        2,941        (4,433)
    Accounts payable                                                        20,900        17,768        57,663
    Accrued liabilities                                                     96,403        22,934        73,740
    Accrued claims costs                                                    14,082        18,390         9,626
    Income taxes                                                           (11,885)        2,226        17,564
    Employee benefits                                                       30,851        34,070        25,881
    Deferred charges and credits                                           (52,338)      (40,937)      (25,783)
    Other                                                                  (13,014)      (14,873)       (6,034)
  Net Cash Provided by Operating Activities                                445,119       266,793       288,210

Investing Activities
  Capital expenditures                                                    (335,008)     (267,668)     (242,343)
  Software expenditures                                                    (34,705)      (51,415)      (11,022)
  Proceeds from sale of equity securities                                    9,625           -             -
  Proceeds from sale of assets of parts distribution operation              29,260           -             -
  Proceeds from sales of properties                                         16,986        15,836         5,043
  Net Cash Used in Investing Activities                                   (313,842)     (303,247)     (248,322)

Financing Activities
  Proceeds from issuance of long-term debt                                 162,400        46,000         1,997
  Repayment of long-term debt, guarantees and capital leases              (195,396)      (51,469)       (4,020)
  Proceeds from (repayment of) net short-term borrowings                    (3,000)       43,000      (155,000)
  Proceeds from issuance of subsidiary preferred securities, net of
    costs of issuance                                                          -             -         121,431
  Proceeds from exercise of stock options                                    7,474         5,483        41,500
  Payments of common dividends                                             (19,311)      (19,068)      (18,497)
  Payments of preferred dividends                                          (11,078)      (11,212)      (11,776)
  Net Cash Provided by (Used in) Financing Activities                      (58,911)       12,734       (24,365)

  Increase (Decrease) in Cash and Cash Equivalents                          72,366       (23,720)       15,523
Cash and Cash Equivalents, End of Year                                   $ 146,263     $  73,897     $  97,617

Supplemental Disclosure
  Cash paid for income taxes, net of refunds                             $  63,207     $  67,955     $  38,568
  Cash paid for interest, net of amounts capitalized                        35,833        33,141        47,948

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


               CNF TRANSPORTATION INC. AND SUBSIDIARIES
            STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
             (Dollars in thousands except per share data)


                                                  Preferred Stock Series B  Common Stock               Additional
                                                   Number of                  Number of                 Paid-in
                                                     Shares       Amount       Shares       Amount      Capital

Balance, December 31, 1996                           875,191    $       9    51,595,827    $ 32,247    $ 375,987

Net income                                               -            -             -           -            -
Other comprehensive loss:
 Foreign currency translation adjustment                 -            -             -           -            -
  Comprehensive income                                   -            -             -           -            -
Exercise of stock options including
 tax benefits of $16,612                                 -            -       2,688,824       1,681       56,431
Issuance of restricted stock                             -            -          85,531          53        2,771
Recognition of deferred compensation                     -            -             -           -            -
Repurchased common stock issued
 for conversion of preferred stock                    (9,589)         -             -           -         (1,284)
Common dividends declared ($.40 per share)               -            -             -           -            -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $3,389                    -            -             -           -            -

Balance, December 31, 1997                           865,602            9    54,370,182      33,981      433,905

Net income                                               -            -             -           -            -
Other comprehensive loss:
 Foreign currency translation adjustment                 -            -             -           -            -
 Minimum pension liability adjustment                    -            -             -           -            -
  Comprehensive income                                   -            -             -           -            -
Exercise of stock options including
 tax benefits of $2,576                                  -            -         321,079         201        7,858
Issuance of restricted stock, net of forfeitures         -            -         106,446          67        3,935
Issuance of employee stock awards                        -            -             -           -             13
Recognition of deferred compensation                     -            -             -           -            -
Repurchased common stock issued
 for conversion of preferred stock                   (11,411)         -             -                     (1,357)
Common dividends declared ($.40 per share)               -            -             -           -            -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $2,982                    -            -             -           -            -

Balance, December 31, 1998                           854,191            9    54,797,707      34,249      444,354

Net income                                               -            -             -           -            -
Other comprehensive income:
 Foreign currency translation adjustment                 -            -             -           -            -
 Minimum pension liability adjustment                    -            -             -           -            -
  Comprehensive income                                   -            -             -           -            -
Exercise of stock options including
 tax benefits of $4,198                                  -            -         446,128         279       11,393
Issuance of restricted stock, net of forfeitures         -            -          63,112          39        2,387
Issuance of employee stock awards                        -            -             -           -             12
Recognition of deferred compensation                     -            -             -           -            -
Repurchased common stock issued
 for conversion of preferred stock                   (13,784)          (1)          -           -         (1,608)
Common dividends declared ($.40 per share)               -            -             -           -            -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $2,774                    -            -             -           -            -

Balance, December 31, 1999                           840,407    $       8    55,306,947    $ 34,567    $ 456,538

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


               CNF TRANSPORTATION INC. AND SUBSIDIARIES
            STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
             (Dollars in thousands except per share data)

                                                                               Cost of     Accumulated
                                                                             Repurchased      Other
                                                    Deferred      Retained      Common    Comprehensive  Comprehensive
                                                  Compensation    Earnings      Stock     Income (Loss)      Income

Balance, December 31, 1996                         $ (108,655)   $ 378,744    $(173,332)   $     3,279

Net income                                                -        120,889          -              -      $   120,889
Other comprehensive loss:
 Foreign currency translation adjustment                  -            -            -           (9,926)        (9,926)
  Comprehensive income                                    -            -            -              -      $   110,963
Exercise of stock options including
 tax benefits of $16,612                                  -            -            -              -
Issuance of restricted stock                           (2,824)         -            -              -
Recognition of deferred compensation                    7,132          -            -              -
Repurchased common stock issued
 for conversion of preferred stock                        -            -          1,284            -
Common dividends declared ($.40 per share)                -        (18,497)         -              -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $3,389                     -         (7,886)         -              -

Balance, December 31, 1997                           (104,347)     473,250     (172,048)        (6,647)

Net income                                                -        138,978          -              -      $   138,978
Other comprehensive loss:
 Foreign currency translation adjustment                  -            -            -           (2,493)        (2,493)
 Minimum pension liability adjustment                     -            -            -           (7,995)        (7,995)
  Comprehensive income                                    -            -            -                     $   128,490
Exercise of stock options including
 tax benefits of $2,576                                   -            -            -              -
Issuance of restricted stock, net of forfeitures       (4,852)         -            -              -
Issuance of employee stock awards                         -            -             13            -
Recognition of deferred compensation                    9,764          -            -              -
Repurchased common stock issued
 for conversion of preferred stock                        -            -          1,357            -
Common dividends declared ($.40 per share)                -        (19,068)         -              -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $2,982                     -         (8,169)         -              -

Balance, December 31, 1998                            (99,435)     584,991     (170,678)       (17,135)

Net income                                                -        190,474          -              -      $   190,474
Other comprehensive income:
 Foreign currency translation adjustment                  -            -            -            1,101          1,101
 Minimum pension liability adjustment                     -            -            -            3,600          3,600
  Comprehensive income                                    -            -            -              -      $   195,175
Exercise of stock options including
 tax benefits of $4,198                                   -            -            -              -
Issuance of restricted stock, net of forfeitures       (2,033)         -            -              -
Issuance of employee stock awards                         -            -             13            -
Recognition of deferred compensation                   11,858          -            -              -
Repurchased common stock issued
 for conversion of preferred stock                        -            -          1,608            -
Common dividends declared ($.40 per share)                -        (19,311)         -              -
Series B, Preferred dividends ($12.93 per
 share) net of tax benefits of $2,774                     -         (8,218)         -              -

Balance, December 31, 1999                         $  (89,610)   $ 747,936    $(169,057)   $   (12,434)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Principal Accounting Policies

Basis of Presentation and Principles of Consolidation: The consolidated financial statements include the accounts of CNF Transportation Inc. and its wholly owned subsidiaries (the Company or CNF).

Organization: CNF is a management company of global supply chain services with businesses in regional less-than-truckload (LTL) trucking, domestic and international air freight, full service logistics management, postal sortation and transportation services, and trailer manufacturing. See Note 13 "Segment Reporting" for further discussion of the Company's operating segments, markets and product lines.

Recognition of Revenues: Freight transportation revenue is recognized when freight is received for shipment. The estimated costs of performing the total transportation service are then accrued. This revenue recognition method does not result in a material difference from in-transit or completed service methods of recognition.

Revenue from long-term contracts is recognized in accordance with contractual terms as services are provided. Under certain long-term contracts, there are provisions for price re-determination that give rise to unbilled revenue. Unbilled revenue representing contract change orders or claims is included in revenue only when it is probable that the change order or claim will result in additional contract revenue and if the amount can be reliably estimated. The Company recognizes unbilled revenue related to claims sufficient only to recover costs. When adjustments in contract revenue are determined, any changes from prior estimates are reflected in earnings in the current period. The amount of unbilled revenue recognized in Trade Accounts Receivable in the Consolidated Balance Sheets at December 31, 1999 and 1998 was $106.2 million and $11.0 million, respectively. In addition, as a result of the U.S. Postal Service's unilateral price reductions discussed under "Other" segment in "Management's Discussion and Analysis," $17.5 million of revenue actually collected by the Company is now in dispute.

Cash Equivalents: Short-term interest-bearing instruments with maturities of three months or less at the date of purchase are considered cash equivalents.

Trade Accounts Receivable: Trade accounts receivable are net of allowances of $26,163,000 and $21,098,000 at December 31, 1999 and 1998, respectively.

Property, Plant and Equipment: Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or less for aircraft, 5 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the assets.

Expenditures for equipment maintenance and repairs, except for aircraft, are charged to operating expenses as incurred; betterments are capitalized. Gains (losses) on sales of equipment are recorded in operating expenses.

Capitalized Software: Capitalized Software, net, consists of costs to purchase and develop internal-use software. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1, which provides for the capitalization of the costs of internal-use software if certain criteria are met, was effective for fiscal years beginning after December 15, 1998. As provided by SOP 98-1, the Company elected to adopt the pronouncement early and applied the new provisions prospectively as of January 1, 1998. Prior to adoption of SOP 98-1, it was the Company's policy to capitalize purchased software costs and to expense all internally developed internal-use software costs. For the years ended December 31, 1999 and 1998, costs of $27.3 million ($0.32 per basic share and $0.28 per diluted share) and $35.9 million ($0.42 per basic share and $0.36 per diluted share) were capitalized as internally developed internal-use software and are included in Capitalized Software, net, in the Consolidated Balance Sheets. Amortization of capitalized software is computed on an item-by-item basis over a period of 3 to 10 years, depending on the estimated useful life of the software.

Unamortized Aircraft Maintenance: The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement. Accordingly, the Company has recorded unamortized maintenance of $226,629,000 and $198,973,000 at December 31, 1999 and 1998, respectively.
Under certain of the Company's aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The Company has recorded $63,678,000 and $55,624,000 at December 31, 1999 and 1998, respectively, to accrue for this obligation and any estimated unusable maintenance at the date of lease return or other disposal. The net amount, which represents the difference between maintenance performed currently and that required or remaining at the expiration of the lease or other disposal, is classified as Unamortized Aircraft Maintenance, net, in the Consolidated Balance Sheets.

Goodwill: Goodwill, net, which represents the costs in excess of net assets of businesses acquired, is capitalized and amortized on a straight-line basis up to a 40-year period. Impairment is periodically reviewed based on a comparison of estimated, undiscounted cash flows from the underlying segment to the related investment. In the event goodwill is not considered recoverable, an amount equal to the excess of the carrying amount of goodwill less the estimated discounted cash flows from the segment will be charged against goodwill with a corresponding expense to the income statement. Based on this review, management does not believe goodwill is impaired. Accumulated amortization at December 31, 1999 and 1998 was $105,887,000 and $95,194,000, respectively.

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

Earnings Per Share (EPS): Basic EPS is computed by dividing reported Net Income Available to Common Shareholders by the weighted-average shares outstanding. Diluted EPS is calculated as follows:

(Dollars in thousands
except per share data)             1999             1998           1997
Earnings:
  Net income available to
    common shareholders           $182,256        $130,809       $113,003
  Add-backs
    Dividends on preferred
      stock, net of replacement
      funding                        1,337           1,274          1,231
    Dividends on preferred
      securities of subsidiary
      trust, net of tax              3,816           3,816          2,118
                                  $187,409        $135,899       $116,352
Shares:
  Weighted-average shares
    Outstanding                 48,189,618       47,659,745     46,236,688
  Stock option and restricted
    stock dilution                 695,099          708,042      1,029,415
  Series B preferred stock       4,009,600        4,021,531      4,075,254
  Preferred securities of
    subsidiary trust             3,125,000        3,125,000      1,736,111
                                56,019,317       55,514,318     53,077,468

Diluted earnings per share           $3.35            $2.45          $2.19

Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Recent Pronouncements: In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 (SAB 101). In addition to providing guidance on the recognition and disclosure of revenue in financial statements, SAB 101 also addresses the income statement presentation of revenue for certain business activities. SAB 101 clarifies issues to be considered in assessing whether revenue for certain transactions should be reported gross, with a separate display of costs of services to arrive at gross profit, or on a net basis. The Company is currently evaluating SAB 101 to determine the effect, if any, on the income statement presentation of its revenue.

Reclassification: Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.


2. Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

(Dollars in thousands)                  1999           1998

Other accrued liabilities              $187,172       $113,397
Purchased transportation                101,651         83,446
Taxes other than income taxes            70,830         56,840
Holiday and vacation pay                 66,232         59,237
Wages and salaries                       39,086         40,550
Incentive compensation                   36,382         34,587
Estimated revenue adjustments            33,546         39,799
Interest                                  8,454         18,315

   Total accrued liabilities           $543,353       $446,171


3. Debt and Guarantees

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                  1999                 1998
Long-term borrowings under
  lines of credit                     $ 90,000             $      -
7.35% Notes due 2005 (interest
  payable semi-annually)               100,000              100,000
6.14% Industrial Revenue Bonds
  due 2014 (interest payable
  quarterly)                             4,800                4,800
TASP Notes guaranteed, 6.00% to
  8.54%, due through 2009 (interest
  payable semi-annually)               134,400              139,600
91/8% Notes due 1999 (interest
  payable semi-annually)                     -              117,705
                                       329,200              362,105
Less current maturities                 (6,400)              (5,200)
  Total long-term debt
    and guarantees                    $322,800             $356,905

The Company has a $350 million unsecured credit facility to provide for letter of credit and working capital needs. Borrowings under the agreement, which expires in December 2001, bear interest at a rate based upon select indices plus a margin dependent on the Company's credit rating. The agreement contains various restrictive covenants that limit the incurrence of additional indebtedness and require the Company to maintain minimum amounts of net worth and fixed charge coverage. At December 31, 1999 and 1998, the Company had $50.0 million and $28.0 million, respectively, of borrowings and $59.8 million and $66.6 million, respectively, of letters of credit outstanding under this agreement. In September 1999, the Company obtained an additional $100 million unsecured credit facility with a one-year term to supplement the $350 million credit facility described above. At December 31, 1999, $80.0 million was outstanding under the supplemental unsecured facility.

At December 31, 1999, the Company had $150.0 million of other uncommitted lines of credit with $12.3 million issued under letters of credit and no borrowings, leaving $137.7 million available for additional short-term borrowings. At December 31, 1998, $150.0 million of uncommitted lines of credit had $11.2 million in letters of credit outstanding and $15.0 million of short-term borrowings.

At December 31, 1999, $40.0 million of the $130.0 million outstanding under the unsecured credit lines were classified as short term with the remaining $90.0 million classified as long term based on the Company's ability and intent to refinance this amount on a long-term basis. At December 31, 1998, all borrowings under lines of credit were classified as short term.

The weighted-average interest rate of borrowings under lines of credit outstanding at December 31, 1999 and 1998, was 7.2% and 7.1%, respectively.

The aggregate principal amount of $117.7 million of the Company's unsecured 91/8% Notes was paid in full on the August 15, 1999 maturity date. The redemption of these notes was made in part with $90.0 million of borrowings under lines of credit.

The Company guarantees the notes issued by the Company's Thrift and Stock Plan (TASP). On July 1, 1999, the Company refinanced $45.25 million of Series A and $27.15 million of Series A Restructured TASP Notes. These notes, with respective interest rates of 8.42% and 9.04%, were replaced with $72.4 million of new TASP notes with an interest rate of 6.0% and a maturity date of January 1, 2006. These refinanced notes contain financial covenants that require the Company to maintain minimum amounts of net worth and fixed charge coverage. The remaining $62.0 million of TASP notes outstanding at December 31, 1999 are subject to redemption at the option of the holders should a designated event occur or ratings by both Moody's and Standard & Poors of senior unsecured indebtedness decline below investment grade.

The 7.35% Notes due in 2005 contain covenants limiting the incurrence of additional liens.

The Company's interest expense as presented on the Statements of Consolidated Income is net of capitalized interest of $5,864,000 in 1999, $2,342,000 in 1998 and $2,077,000 in 1997.

The aggregate annual maturities of Long-Term Debt and Guarantees for the next five years ending December 31 are $6.4 million in 2000, $97.5 million in 2001, $8.7 million in 2002, $10.1 million in 2003, and $12.0 million in 2004.


4. Leases

The Company and its subsidiaries are obligated under non-cancelable leases. The principal capital lease covers a sorting facility in Dayton, Ohio (the
Hub). The Hub is financed by City of Dayton, Ohio revenue bonds. These bonds consist of $46.0 million of Series A bonds due in February 2018 with an interest rate of 5.625%. The remaining $62.0 million are due in 2009 and bear rates of interest between 6.05% and 6.20%, and have call provisions. Included in property, plant and equipment is $33,215,000 of equipment and leasehold improvements, net, related to the Hub.
Future minimum lease payments with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1999, are as follows:

                                   Capital        Operating
(Dollars in thousands)             Leases         Leases
Year ending December 31
     2000                         $  6,819          $187,825
     2001                            6,819           123,889
     2002                            6,819            79,920
     2003                            6,819            53,551
     2004                            6,819            33,435
     Thereafter (through 2018)     163,389            36,570
Total minimum lease payments       197,484          $515,190
Amount representing interest       (86,786)
Present value of minimum lease
  Payments                         110,698
Current maturities of obligations
  under capital leases                 (52)
Long-term obligations under
  capital leases                  $110,646

Certain operating leases contain financial covenants equal to or less restrictive than covenants on debt. Certain operating leases also contain provisions that allow the Company to extend the leases for various renewal periods.

The Company has entered into commitments for operating leases for nine new aircraft to be delivered in 2000. Subject to delivery, the total amount of these operating lease commitments will be approximately $9.4 million in 2000, $20.2 million in 2001 through 2003, $15.3 million in 2004, and $36.0 million thereafter.

Rental expense for operating leases is comprised of the following:

(Dollars in thousands)        1999           1998         1997
Minimum rentals             $253,425      $232,008      $203,521
Sublease rentals              (7,436)       (4,001)       (5,087)
Amortization of deferred
  Gains                       (1,639)       (4,012)       (4,487)
                            $244,350      $223,995      $193,947


5. Income Taxes

The components of pretax income and income taxes are as follows:

(Dollars in thousands)        1999           1998           1997
Pretax income
  U.S. corporations         $324,320       $240,838       $206,055
  Foreign corporations        12,802          9,573         15,759
    Total pretax income     $337,122       $250,411       $221,814

Income taxes
  Current
    U.S. federal            $ 50,348       $ 59,429       $ 49,187
    State and local           13,211          7,829         12,109
    Foreign                    7,152          4,153          7,789
                            $ 70,711       $ 71,411       $ 69,085
  Deferred
    U.S. federal            $ 73,474       $ 37,284       $ 31,162
    State and local            2,463          2,738            678
                              75,937         40,022         31,840
Total income taxes          $146,648       $111,433       $100,925

The components of deferred tax assets and liabilities at December 31, relate to the following:

(Dollars in thousands)             1999           1998
Deferred tax assets
  Reserves for accrued claims
    costs                       $  44,034       $ 44,400
  Reserves for post retirement
    health benefits                42,417         39,452
  Reserves for employee benefits   82,438         66,916
  Other reserves not currently
    deductible                     44,195         45,904
                                  213,084        196,672
Deferred tax liabilities
  Depreciation and amortization   218,700        194,691
  Unbilled revenue                 57,239          4,601
  Other                            39,406         23,704
                                  315,345        222,996
  Net deferred tax liability    $(102,261)      $(26,324)

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

Income taxes vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:
                                      1999      1998      1997
U.S. statutory tax rate               35.0%     35.0%     35.0%
State income taxes (net of federal
  income tax benefit)                  3.3       3.8       4.3
Foreign taxes in excess of
  U.S. statutory rate                  0.8       0.9       1.0
Non-deductible operating expenses      0.9       1.1       1.2
Amortization of goodwill               0.9       1.2       1.4
Foreign tax credits, net              (0.4)     (1.6)     (1.1)
Other, net                             3.0       4.1       3.7
Effective income tax rate             43.5%     44.5%     45.5%

The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $24.4 million at December 31, 1999), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $3.1 million.

Certain contingencies related to income taxes are discussed in Note 12 "Contingencies and Other Commitments."


6. Preferred Securities of Subsidiary Trust

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


7. Shareholders' Equity

Series B Preferred Stock

In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the CNF Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 9 "Thrift and Stock Plan," at the rate of 4.71 shares for each share of preferred stock subject to anti-dilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of 1.3 multiplied by the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

Comprehensive Income

In 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) 130, "Reporting Comprehensive Income," which requires companies to report a measure of all changes in equity except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has elected to disclose Comprehensive Income in the Statements of Consolidated Shareholders' Equity.


8. Employee Benefit Plans

Pension Plans

The Company has a non-contributory defined benefit pension plan (the Plan) covering non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Plan's funded status. Benefits under the Plan are based on a career average final five-year pay formula. Approximately 92% of the Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

The following sets forth the change in funded status and the determination of the accrued benefit cost included in Employee Benefits in the Consolidated Balance Sheets at December 31:

(Dollars in thousands)                  1999           1998
Change in benefit obligation
  Projected benefit obligation
    at beginning of year              $390,867       $330,658
    Service cost-benefits earned
      during the year                   37,733         30,497
    Interest cost on projected
      benefit obligation                30,525         25,338
    Actuarial loss (gain)              (51,645)        10,712
    Benefits paid                      (10,359)        (6,338)
  Projected benefit obligation
    at end of year                     397,121        390,867
Change in plan assets
  Fair value of plan assets
    at beginning of year               354,550        312,818
      Actual return on plan assets      88,878         46,136
      Transfers from defined
        contribution plan                1,278          1,934
      Benefits paid                    (10,359)        (6,338)
    Fair value of plan assets
      at end of year                   434,347        354,550
Funded status                           37,226        (36,317)
Unrecognized actuarial gain           (135,214)       (26,745)
Unrecognized prior service costs         6,632          7,816
Unrecognized net asset at transition    (4,517)        (5,646)
  Accrued benefit cost               $ (95,873)      $(60,892)
Weighted-average assumptions as of
  December 31
    Discount rate                         8.00%          7.00%
    Expected long-term rate of
      return on assets                    9.50%          9.50%
    Rate of compensation increase         5.00%          5.00%

Net pension cost included the following:

(Dollars in thousands)              1999           1998           1997
Service cost-benefits earned
  during the year                 $37,733        $30,497        $23,664
Interest cost on projected
  benefit obligation               30,525         25,338         21,818
Expected return on plan assets    (33,298)       (29,386)       (25,511)
Net amortization and deferral          21             56           (200)
Net pension cost                  $34,981        $26,505        $19,771

The Company also has a supplemental retirement program that provides additional benefits for compensation excluded from the basic Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Plan. At December 31, 1999 and 1998, the accrued benefit cost was $16,706,000 and $14,174,000, respectively, and the net periodic pension cost was $4,290,000 in 1999, $4,036,000 in 1998 and $2,462,000 in 1997.

Also included in Employee Benefits in the Consolidated Balance Sheets at December 31, 1999 and 1998 was a minimum pension liability for the unfunded supplemental program. At December 31, 1999, the non-cash adjustment for the minimum pension liability of $6,111,000 was offset by an intangible asset of $1,716,000 and accumulated other comprehensive loss of $4,395,000.

Post Retirement Plans

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

The following sets forth the change in accumulated benefit obligation and the determination of the accrued benefit cost included in Employee Benefits in the Consolidated Balance Sheets at December 31:

(Dollars in thousands)                  1999           1998
Change in benefit obligation
  Accumulated benefit obligation at
    beginning of year                 $89,947         $79,898
      Service cost-benefits earned
        during the year                 1,558           2,228
      Interest cost on accumulated
        benefit obligation              6,289           6,046
      Benefit payments                 (4,343)         (3,966)
      Actuarial loss (gain)            (8,677)          5,741
  Accumulated benefit obligation
    at end of year                     84,774          89,947
      Unrecognized net actuarial gain  10,854           2,177
      Unrecognized prior service
        benefit                           334             389
  Accrued benefit cost                $95,962         $92,513
Weighted-average discount rate
  at December 31                         8.00%           7.00%

At December 31, 1999, a 6.5% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2000 and was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A 5.5% annual rate of increase in the per capita cost of dental and vision benefits was assumed for 2000 and was assumed to remain at that level thereafter.

Net periodic post retirement benefit cost included the following:

(Dollars in thousands)             1999      1998      1997
Service cost-benefits earned
  during the year                 $1,558    $2,228    $2,043
Interest cost on accumulated
  benefit obligation               6,289     6,046     5,697
Net amortization and deferral        (55)      (55)     (244)
Net periodic post retirement
  benefit cost                    $7,792    $8,219    $7,496

A one-percentage-point change in assumed health care cost trend rates would change the aggregate service and interest cost by $693,000 and the accumulated benefit obligation by approximately $8,474,000.

Other Compensation Plans

The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total compensation earned by salaried participants of those plans was $47,799,000, $34,929,000 and $51,900,000 in 1999, 1998 and 1997, respectively, and by hourly participants was $26,220,000, $36,500,000 and $38,100,000 in 1999, 1998 and
1997, respectively.

9. Thrift and Stock Plan

The Company sponsors the CNF Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged employee stock ownership plan feature, for non-contractual U.S. employees. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. The TASP satisfies the Company's contribution requirement by matching up to 50% of the first 3% of a participant's basic compensation. Company contributions to the TASP were $13,735,000 in 1999, $10,491,000 in 1998 and $9,921,000 in 1997, in the form of common and preferred stock.

The Series B Preferred Stock earns a dividend of $12.93 per share and is used to repay the TASP debt. Any shortfall is paid in cash by the Company. Dividends on these preferred shares are deductible for income tax purposes and, accordingly, are reflected net of their tax benefits in the Statements of Consolidated Income. Allocation of preferred stock to participants' accounts is based upon the ratio of the current year's principal and interest payments to the total TASP principal and interest serviced. Since the Company guarantees the debt, it is reflected in Long-term Debt and Guarantees in the Consolidated Balance Sheets. The TASP guarantees are reduced as principal is paid.

Each share of preferred stock is convertible into common stock, upon an employee ceasing participation in the TASP, at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.71 shares of common stock for each share of Series B preferred stock.

Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. In 1999, 1998 and 1997, $7,236,000, $6,983,000
and $6,649,000, respectively, of deferred compensation expense was recognized.

At December 31, 1999, the TASP owned 840,407 shares of Series B preferred stock, of which 267,494 shares have been allocated to employees. At December 31, 1999, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.


10. Stock-Based Compensation

Stock Options

Officers and non-employee directors have been granted options under the Company's stock option plans to purchase common stock of the Company at prices equal to the market value of the stock on the date of grant. Options granted prior to June 30, 1998 generally are exercisable one year from the date of grant. Stock options granted subsequent to June 30, 1998 generally vest ratably over four years following the grant date. The options generally expire 10 years from the dates of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," pro forma net income as reported net of preferred dividends would have been $175.1 million, $123.6 million and $109.3 million in 1999, 1998 and 1997, respectively. Diluted earnings per share would have been $3.22, $2.32 and $2.12 per share in 1999, 1998 and 1997, respectively. These pro forma effects of applying SFAS 123 are not indicative of future amounts. The weighted-average grant-date fair value of options granted in 1999, 1998 and 1997 was $15.65, $17.22 and $12.28 per share, respectively. The following assumptions were used with the Black-Scholes options pricing model to calculate the option values: risk free, weighted-average rate, 5.0%-6.5%; expected life, 5.8 years; dividend yield, 1.0%; and volatility, 50.0%.

The following is a summary of stock option data:

                                                       Wtd. Avg.
                                        Number of      Exercise
                                        Options        Price
Outstanding at December 31, 1996        4,906,488       $16.46
     Granted                              492,500        32.47
     Exercised                         (2,688,824)       15.42
     Expired or canceled                 (122,566)       26.77
Outstanding at December 31, 1997        2,587,598        20.12
     Granted                              711,350        38.29
     Exercised                           (321,079)       17.07
     Expired or canceled                  (46,850)       38.24
Outstanding at December 31, 1998        2,931,019        24.60
     Granted                              751,100        30.92
     Exercised                           (446,128)       16.75
     Expired or canceled                  (10,995)       30.78
Outstanding at December 31, 1999        3,224,996       $27.13

Options exercisable as of December 31
     1999                               2,020,646       $23.66
     1998                               2,194,975        20.66
     1997                               2,051,347        17.35

The following is a summary of the stock options outstanding and exercisable at December 31, 1999:
                         Outstanding Options           Exercisable Options
                              Remaining   Wtd. Avg.               Wtd. Avg.
Range of          Number      Life in     Exercise    Number      Exercise
Exercise Prices   of Options  Years       Price       of Options  Price
$11.08-$16.26     428,109      3.5       $13.93       428,109     $13.93
$18.05-$22.75     922,637      5.6        19.37       922,637      19.37
$29.63-$43.63   1,874,250      8.9        33.97       669,900      35.77

Restricted Stock

Under terms of the Company's stock-based compensation plans, shares of the Company's common stock are awarded to executive officers and, to a lesser extent, directors. Restrictions on the shares generally expire one-third per year dependent on the achievement of goals. Shares are initially valued at the market price of the Company's common stock at the date of award.
The following table summarizes information about restricted stock awards for the years ended December 31:
                 1999                  1998                 1997
                    Wtd. Avg.             Wtd. Avg.            Wtd. Avg.
           Shares   Fair Value   Shares   Fair Value   Shares  Fair Value
Awarded    63,112    $33.08     112,113    $38.51      85,531    $33.02
Forfeited       -         -       5,667     34.41           -         -

Total compensation expense recognized for restricted stock in 1999, 1998 and 1997 was $4,622,000, $2,781,000 and $483,000, respectively.

At December 31, 1999, the Company had 281,159 common shares available for the grant of stock options, restricted stock, or other stock-based compensation.


11. Financial Instruments

The Company has several interest rate swap agreements, including swaps entered into in 1999. These agreements, which expire through 2005, effectively convert $119.9 million of variable rate lease obligations to fixed rate obligations. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to operating expense. At December 31, 1999, the Company had fuel purchase contracts to hedge the market price fluctuations of 4.5 million gallons of jet fuel. The Company is exposed to credit loss on the interest rate swaps and fuel purchase contracts, but does not anticipate any loss due to the credit-worthiness of its counterparties. The fair values of the interest rate swaps and fuel purchase contracts, as presented below, reflect the estimated amounts that the Company would receive upon the termination of the contracts at the reported date.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                              1999                1998
                         Carrying   Fair       Carrying    Fair
(Dollars in thousands) Amount Value Amount Value Short-term borrowings $ 40,000 $ 40,000 $ 43,000 $ 43,000
Long-term debt and
  guarantees             329,200    315,000   362,105    385,000
Off-balance sheet
  receivables
    Interest rate swaps        -      7,600         -        700
    Fuel purchase
      contracts                -      1,100         -          -

In December 1999, the Company recognized a $9.6 million net gain on the sale of Emery's holdings in the equity securities of Equant N.V., an international data network service provider. Approximately 34% of Emery's holdings in the securities were sold in December 1999 and the resulting gain was recognized in Miscellaneous, net in the Statements of Consolidated Income. The remaining shares held by Emery are carried at essentially no cost at December 31, 1999, and are subject to transferability restrictions that only allow the Company to sell the securities when and if certain secondary offerings are made. The transferability restrictions lapse in June 2000.


12. Contingencies and Other Commitments

In addition to letters of credit outstanding under its $350 million unsecured credit facility and other uncommitted lines of credit discussed in Note 3 "Debt and Guarantees," the Company, at December 31, 1999, had $50.4 million of letters of credit outstanding under other unsecured letter of credit facilities.

In connection with the December 2, 1996 spin-off of Consolidated Freightways Corporation (CFC), the Company's former long-haul LTL segment, the Company agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay a number of worker's compensation, tax and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit under which the Company is liable to the issuing bank and by bonds issued by surety companies. In order to secure CFC's obligation to reimburse and indemnify the Company against liability with respect to these claims, as of December 31, 1999, CFC had provided the Company with approximately $11.0 million of letters of credit and $7.5 million of real property collateral. However, the letters of credit and collateral provided by CFC are less than the Company's maximum contingent liability under these indemnities.

The Company is currently under examination by the Internal Revenue Service
(IRS) for tax years 1987 through 1996 on various issues. In connection with that examination, the IRS is seeking additional taxes, plus interest, for certain matters relating to CFC for those periods. As part of the spin-off, the Company and CFC entered into a tax sharing agreement that provides a mechanism for the allocation of any additional tax liability and related interest that arise due to adjustments by the IRS for years prior to the spin-off. The Company believes it is entitled to and will pursue reimbursement from CFC under the tax sharing agreement for any payments that the Company makes to the IRS with respect to these additional taxes. Any failure to receive reimbursement for a significant portion of those payments, whether due to CFC successfully contesting their obligation to reimburse us or for any other reason, could have a material adverse effect on the Company's results of operations. At December 31, 1999, the Company has recognized approximately $53 million in Deferred Charges and Other Assets in the Consolidated Balance Sheets for amounts receivable from CFC and a corresponding payable for amounts due the IRS.

The IRS has proposed a substantial adjustment for tax years 1987 through 1990 based on the IRS' position that some of our aircraft maintenance costs should have been capitalized rather than expensed for federal income tax purposes. In addition, the Company believes it is likely that the IRS will propose an additional adjustment, based on the same IRS position with respect to aircraft maintenance costs, for subsequent tax years.

The Company has filed a protest concerning the proposed adjustment for tax years 1987 through 1990 and is engaged in discussions with the Appeals Office of the IRS. The Company is unable to predict whether or not it will be able to resolve this issue with the Appeals Office. The Company expects that, if it is unable to resolve this issue with the Appeals Office, it will receive a statutory notice of assessment from the IRS during 2000. If this occurs, the Company intends to contest the assessment by appropriate legal proceedings.

The Company believes that its practice of expensing these types of aircraft maintenance costs is consistent with industry practice and intends to continue to vigorously contest the proposed adjustment. However, if this matter is determined adversely to the Company, there can be no assurance that the Company will not be liable for substantial additional taxes, plus accrued interest. As a result, the Company is unable to predict the ultimate outcome of this matter and there can be no assurance that this matter will not have a material adverse effect on the Company's results of operations.

The IRS has also proposed adjustments that would require Emery Worldwide to pay substantial additional aviation excise taxes for the period from January 1, 1990 through September 30, 1995. The Company has filed protests contesting these proposed adjustments and is engaged in discussions with the Appeals Office of the IRS.

The Company believes that there is legal authority to support the manner in which it has calculated and paid the aviation excise taxes and, accordingly, the Company intends to continue to vigorously challenge the proposed adjustments. Nevertheless, the Company is unable to predict the ultimate outcome of this matter. As a result, there can be no assurance that the Company will not be liable for a substantial amount of additional aviation excise taxes for the 1990 through 1995 tax period, plus interest. In addition, it is possible that the IRS may seek to increase the amount of the aviation excise tax payable by Emery Worldwide for periods subsequent to September 30, 1995. As a result, there can be no assurance that this matter will not have a material adverse effect on the Company's results of operations.

In addition to the matters discussed above, the Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.


13. Segment Reporting

In 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the method of disclosing segment information to the manner in which the Company's chief operating decision maker organizes the components for making operating decisions, assessing performance and allocating resources. The Company has organized the segments based on the type of transportation services provided.

The operations of the Company are comprised of four business segments: Con-Way Transportation Services, Emery Worldwide, Menlo Logistics, and Other. Con-Way provides regional one- and two-day LTL freight trucking and full-service truckload freight delivery throughout the U.S., Canada and Mexico, expedited and guaranteed ground transportation, and integrated supply chain services. Emery provides expedited and deferred domestic and international air cargo services, ocean delivery, and customs brokerage. Domestically, Emery relies primarily on its dedicated aircraft and ground fleet to provide its services. Internationally, Emery acts principally as a freight forwarder. Menlo is a full-service contract logistics company that specializes in developing and managing complex distribution networks.
The Other segment consists primarily of the operations under a Priority Mail contract with the U.S. Postal Service, and includes Road Systems, a trailer manufacturer, and prior to the sale of its assets in May 1999, VantageParts, a wholesale distributor of truck parts and supplies.

Intersegment revenues and related operating income have been eliminated to reconcile to consolidated revenue and operating income. Management evaluates segment performance primarily based on revenue and operating income; therefore, other items included in pretax income, consisting primarily of interest income or expense, are not reported in segment results. Operating income is net of all corporate expenses, which are allocated based on measurable services provided each segment or for general corporate expenses allocated on a revenue and capital basis.

Identifiable corporate assets consist primarily of deferred charges and other assets, property and equipment and deferred taxes. Certain corporate assets that are used to provide shared data processing and other administrative services are not allocated to individual segments.

For geographic information, revenues are allocated between the United States and international (except Canada), depending on whether the shipments are between locations within the United States or between locations where one or both are outside the United States. Canada, which operates as an integrated part of the North American operation, includes 50 percent of the revenue where one of the locations is in the United States or an international location. Long-lived assets outside the United States were immaterial for all periods presented.

Geographic Information

(Dollars in thousands)             1999           1998           1997
Revenues
  United States                 $4,365,686     $3,870,722     $3,177,792
  Canada                           132,190        112,721        114,001
  North America                  4,497,876      3,983,443      3,291,793
  International                  1,094,934        958,047        975,008
    Total                       $5,592,810     $4,941,490     $4,266,801

Operating Segments
(Dollars in thousands)
<CAPTIONS>
                                                Adjustments,      Con-Way
                                                Eliminations      Transportation    Emery        Menlo
                                 Consolidated   and the Parent    Services          Worldwide    Logistics    Other

Year Ended December 31, 1999
Revenues                         $5,592,810    $ (93,970)         $1,903,056        $2,420,220   $727,593     $635,911
Inter-company eliminations                -       93,970             (24,840)          (11,804)   (11,585)     (45,741)
Net revenues                      5,592,810            -           1,878,216         2,408,416    716,008      590,170
Operating income                    359,100            -             228,820            75,514     22,255       32,511(a)
Depreciation and amortization       190,461       10,241              85,418            61,781      6,842       26,179
Capital expenditures                335,008        6,359             211,971           100,219      5,642       10,817
Identifiable assets               3,049,010      219,243             968,507         1,459,189    141,184      260,887

Year Ended December 31, 1998
Revenues                          4,941,490     (103,292)          1,710,345         2,232,815    598,750      502,872
Inter-company eliminations                -      103,292             (26,354)          (29,341)   (11,915)     (35,682)
Net revenues                      4,941,490            -           1,683,991         2,203,474    586,835      467,190
Operating income (loss)             290,518            -             206,945            64,299     19,459         (185)
Depreciation and amortization       163,382        6,601              77,269            55,025      6,138       18,349
Capital expenditures                267,668        6,052             102,290           101,935      7,115       50,276
Identifiable assets               2,689,412      196,980             825,615         1,278,228    125,728      262,861

Year Ended December 31, 1997
Revenues                          4,266,801     (100,712)          1,480,364         2,278,755    473,379      135,015
Inter-company eliminations                -      100,712              (7,176)          (29,161)   (17,487)     (46,888)
Net revenues                      4,266,801            -           1,473,188         2,249,594    455,892       88,127
Operating income (loss)             264,867            -             147,155           113,963     17,178      (13,429)
Depreciation and amortization       123,391        6,262              65,560            45,483      4,331        1,755
Capital expenditures                242,343        2,896             109,328            58,795     11,504       59,820
Identifiable assets               2,421,496      166,840             736,449         1,257,140    109,291      151,776

(a) Includes a $16.5 million net gain on a lawsuit settled in January 1999, and a $10.1 million net gain on the VantageParts asset sale in May 1999.


Note 14. Quarterly Financial Data (Unaudited)

(Dollars in thousands except per share data)
<CAPTIONS>

1999-Quarter Ended               March 31         June 30        September 30       December 31
Revenues                       $1,255,323       $1,361,637        $1,408,391         $1,567,459
Operating income                   82,595(a)        95,334(b)         85,768             95,403
Income before income taxes         74,861           86,343            78,202             97,716(c)
Income taxes                       32,565           37,559            34,018             42,506
Net income                         42,296           48,784            44,184             55,210
Net income available to common
  shareholders                     40,269           46,723            42,147             53,117
Per share
  Basic earnings                     0.84(a)          0.97(b)           0.87               1.10(c)
  Diluted earnings                   0.74(a)          0.86(b)           0.77               0.97(c)
  Market price range          34.15-44.55      32.56-45.52       34.64-45.19        28.28-38.38
  Common dividends paid              0.10             0.10              0.10               0.10

1998-Quarter Ended               March 31         June 30        September 30       December 31

Revenues                       $1,089,866       $1,199,654        $1,282,510         $1,369,460
Operating income                   44,805           84,003            89,043             72,667(d)
Income before income taxes         34,077           74,533            79,227             62,574
Income taxes                       15,164           33,167            35,257             27,845
Net income                         18,913           41,366            43,970             34,729
Net income available to common
  shareholders                     16,906           39,326            41,939             32,638
Per share
  Basic earnings                     0.36             0.83              0.88               0.68(d)
  Diluted earnings                   0.33             0.73              0.78               0.61(d)
  Market price range          34.81-49.94      35.00-44.50       26.81-47.94        21.63-38.94
  Common dividends paid              0.10             0.10              0.10               0.10

(a) Includes a $16.5 million net gain ($0.19 per basic share and $0.16 per diluted share) on a lawsuit settled in January 1999.
(b) Includes a $10.1 million net gain ($0.12 per basic share and $0.10 per diluted share) on the VantageParts asset sale in May 1999.
(c) Includes a $9.6 million net gain ($0.11 per basic share and $0.09 per diluted share) on the sale of equity securities in December 1999.
(d) Includes $5.1 million of income ($0.06 per basic share and $0.05 per diluted share) for the recovery of a portion of costs charged in 1997 from the discontinuance of rail container service and other unusual items.


Reports

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

/S/Chutta Ratnathicam
Chutta Ratnathicam
Senior Vice President and Chief Financial Officer

/S/Gary D. Taliaferro
Gary D. Taliaferro
Controller


Report of Independent Public Accountants

To the Shareholders and Board of Directors of CNF Transportation Inc.

We have audited the accompanying consolidated balance sheets of CNF Transportation Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Transportation Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for the costs of internal use software to reflect the adoption of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."


/s/Arthur Andersen LLP
San Francisco, California
January 28, 2000

Five Year Financial Summary
<CAPTIONS>
(Dollars in thousands
except per share data)          1999           1998           1997           1996           1995
Summary of Operations
Revenues(a)                  $5,592,810     $4,941,490     $4,266,801     $3,662,183     $3,290,077
  Con-Way Transportation
    Services                  1,878,216      1,683,991      1,473,188      1,292,082      1,152,164
  Emery Worldwide             2,408,416      2,203,474      2,249,594      1,968,058      1,766,301
  Menlo Logistics               716,008        586,835        455,892        359,377        287,652
  Other                         590,170        467,190         88,127         42,666         83,960
Operating income (loss)(a)      359,100        290,518        264,867        192,148        186,687
  Con-Way Transportation
    Services                    228,820        206,945        147,155        101,049         96,573
  Emery Worldwide                75,514         64,299        113,963         78,415         81,734
  Menlo Logistics                22,255         19,459         17,178         10,918          6,325
  Other                          32,511(d)        (185)       (13,429)         1,766          2,055
Interest expense                 25,972         32,627         39,553         39,766         33,407
Income from continuing
  operations before income
  taxes                         337,122(e)     250,411        221,814        147,132        152,942
Income taxes                    146,648        111,433        100,925         66,951         66,723
Income from continuing
  operations(b)                 182,256        130,809        113,003         71,589         75,420
Loss from discontinued
  operations(c)                       -              -              -        (52,633)       (28,854)
Net income available to
  common shareholders           182,256        130,809        113,003         18,956         46,566
Per Share
Net income from continuing
  operations, basic              $ 3.78(d,e)    $ 2.74         $ 2.44         $ 1.63         $ 1.79
Loss from discontinued
  operations(c)                       -              -              -          (1.20)         (0.68)
Net income available to
  common shareholders, basic       3.78           2.74           2.44           0.43           1.11
Net income from continuing
  operations, diluted              3.35(d,e)      2.45           2.19           1.48           1.64
Dividends paid on common stock     0.40           0.40           0.40           0.40           0.40
Common shareholders' equity       19.15          15.48          13.26          10.86          15.76
Statistics
Total Assets                 $3,049,010     $2,689,412     $2,421,496     $2,081,866     $2,084,958
Long-term obligations           433,446        467,635        473,488        477,201        480,410
Capital expenditures            335,008        267,668        242,343        200,835        167,253
Effective income tax rate          43.5%          44.5%          45.5%          45.5%          43.6%
Basic average shares         48,189,618     47,659,745     46,236,688     44,041,159     42,067,842
Market price range        $28.28-$45.52  $21.63-$49.94  $20.25-$50.88  $17.25-$29.38  $20.25-$27.88
Number of shareholders            9,520          9,870         15,560         16,090         15,980
Number of regular full-time
  employees(f)                   30,800         29,200         26,300         25,100         21,400

(a) In 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As required by SFAS 131, 1995 through 1997 figures have been restated.
(b) Includes preferred stock dividends.
(c) Reflects the results of Consolidated Freightways Corporation, the Company's former long-haul LTL segment, that was spun off in December 1996.
(d) Includes a $16.5 million net gain ($0.19 per basic share and $0.17 per diluted share) on a lawsuit settled in January 1999, and a $10.1 million net gain ($0.12 per basic share and $0.10 per diluted share) on the VantageParts asset sale in May 1999.
(e) Includes a $9.6 million net gain ($0.11 per basic share and $0.10 per diluted share) on the sale of equity securities in December 1999.
(f) Excludes supplemental and regular part-time employees.
