Form 10-K, Exhibit 13
period 2000-12-31
CNF TRANSPORTATION INC
filed 2001-03-28
CIK 23675

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

On November 3, 2000, Emery Worldwide Airlines (EWA) and the U.S. Postal Service
(USPS) announced an agreement to terminate their contract for the transportation and sortation of Priority Mail. Under terms of the agreement, the USPS, on January 7, 2001, assumed responsibility for services covered under the contract, except for certain air transportation and related services described below under "Discontinued Operations." Accordingly, the results of operations, net assets, and cash flows of the Priority Mail operations have been segregated and classified as discontinued operations. A summary of selected terms of the agreement, summary financial data, and related information are included in Note 2 of the Notes to Consolidated Financial Statements.

Net income available to common shareholders in 2000 was $126.8 million ($2.36 per diluted share), including a $13.5 million after-tax loss ($0.24 per diluted share) from discontinuance of the Priority Mail operations, and a $2.7 million after-tax loss ($0.05 per diluted share) from the cumulative effect of an accounting change. The change in our accounting policy for revenue recognition on in-transit freight is described in Note 1 of the Notes to Consolidated Financial Statements. Comparative results of continuing operations were also affected byunusual items discussed below under "Continuing Operations." Net income available to common shareholders of $182.3 million ($3.35 per diluted share) in 1999 benefited from after-tax income of $3.0 million ($0.06 per diluted share) from discontinued Priority Mail operations. In 1998, net income available to common shareholders was $130.8 million ($2.45 per diluted share), including an after-tax loss of $2.1 million ($0.04 per diluted share) from discontinued operations.

CONTINUING OPERATIONS

Net income from continuing operations (income from continuing operations reduced by preferred stock dividends) for 2000 declined to $143.1 million ($2.65 per diluted share) from $179.3 million ($3.29 per diluted share) in 1999 due to lower operating income and higher other net expenses, partially offset by a lower effective tax rate. Operating income of $290.0 million in 2000 declined from $354.2 million in 1999 due primarily to lower operating income from Emery and the Other segment, partially offset by record operating income from Menlo. Revenue of $5.57 billion in 2000 increased 10.6% from $5.04 billion in 1999 due primarily to higher revenue from Con-Way, Emery and Menlo.

Operating income for all reporting segments in 2000 was adversely affected by a 20.8% increase in health and welfare costs, including prescription drug coverage. In 2001, health and welfare costs are expected to continue increasing at a lower rate than in 2000. This increase, along with higher anticipated pension expense, will likely have an adverse effect on operating results in 2001.

Management believes that a slowing domestic economy in the fourth quarter of 2000 adversely affected the operating results of all reporting segments. If the slowing trend continues, 2001 revenue will likely decline and operating income will likely be adversely affected unless proportionate cost reductions can be made.

Excluding the unusual items described below, net income from continuing operations was $151.9 million ($2.81 per diluted share) in 2000 compared to $158.9 million ($2.93 per diluted share) in 1999. Excluding unusual items, operating income in 2000 was $307.8 million compared with $327.7 million in 1999.

Net income from continuing operations in 1999 increased 34.9% from net income of $132.9 million ($2.49 per diluted share) earned from continuing operations in 1998 due primarily to higher operating income, lower other net expenses and a lower tax rate. Operating income of $354.2 million in 1999 increased 20.5% over 1998, reflecting growth in operating income at all of our reporting segments. Revenue in 1999 increased 11.2% from $4.53 billion in 1998 due primarily to higher revenue from Con-Way, Emery and Menlo. An improved international economy and a strong domestic economy aided revenue and operating income in 1999.

Excluding the unusual items, net income from continuing operations in 1999 increased 19.5% from 1998 and operating income in 1999 increased 11.5% from 1998.

Unusual Items

Results of continuing operations included various unusual or non-recurring items that affected reported results in 2000 and 1999:

For 2000, operating income for Emery included an $11.9 million unusual loss ($0.12 per diluted share) from the termination of certain aircraft leases and Con-Way's operating income included a $5.5 million non-recurring loss from the sale of certain assets of Con-Way Truckload Services ($0.06 per diluted share). Other net expenses in 2000 included a $2.6 million unusual net gain ($0.03 per diluted share) from the sale of securities.

Operating income in 1999 benefited from a $16.5 million net gain ($0.17 per diluted share) from the settlement of a lawsuit. Another non-recurring net gain of $10.1 million ($0.10 per diluted share) was recognized in operating income on the sale of the assets of VantageParts, our former wholesale distributor of truck parts and supplies. These unusual gains in 1999 are included in operating income for the Other segment. In addition, other net expenses in 1999 included a $9.6 million net gain from the sale of securities ($0.10 per diluted share).

Con-Way Transportation Services

Con-Way's revenue in 2000 increased 8.9% over 1999 to $2.04 billion due primarily to higher revenue per hundredweight (yield) and an increase in weight per day (weight or tonnage). In 2000, revenue per hundredweight for the regional carriers increased 7.1% over 1999 due primarily to higher rates obtained for Con-Way's core premium services; a larger percentage of inter-regional joint services, which command higher rates on longer lengths of haul; and, to a lesser extent, fuel surcharges. Total and less-than-truckload
(LTL) weight per day transported by Con-Way's regional carriers in 2000 increased 3.2% and 3.3%, respectively, over 1999. Tonnage in 2000 was positively impacted by continued growth in inter-regional joint services. Con-Way's management believes that tonnage growth in 2000 compared to 1999 was adversely affected by a slowing domestic economy in the last half of 2000 and by the closures of two of Con-Way's competitors in the second quarter of 1999, which management believes created additional demand for Con-Way's services in the last half of 1999. Revenue in 1999 was 11.5% higher than in 1998 as Con-Way's regional carriers increased total weight per day by 7.2%, LTL weight per day by 7.4%, and yield by 5.7%.

Con-Way's operating income in 2000 fell just shy of the record $228.8 million earned by Con-Way in 1999 due in part to a $5.5 million loss from the sale of certain assets of Con-Way Truckload Services. Excluding the non-recurring charge, operating income for 2000 increased 1.7% from 1999 due primarily to higher revenue and continued emphasis on operating efficiencies, including increased utilization of the freight network, partially offset by higher employee benefit costs. Higher diesel fuel costs in 2000 and in the last half of 1999 were mitigated by a fuel surcharge implemented by Con-Way in August 1999. Operating losses from Con-Way's multi-client warehousing and logistics business, which was formed in the fourth quarter of 1998, negatively affected operating income in 2000 and 1999. Con-Way's record operating income in 1999 grew 10.6% over operating income of $206.9 million in 1998 due primarily to higher revenue and operating efficiencies.

Emery Worldwide

Emery's revenue in 2000 increased 8.3% to a record $2.61 billion. Higher revenue in 2000 was due primarily to an increase in international airfreight revenue and, to a lesser extent, fuel surcharges. International airfreight revenue for 2000, including fuel surcharges, increased 20.4% over 1999 due primarily to increases in weight (freight volume) and revenue per pound (yield). Weight and yield in 2000, which were favorably affected by improved economic conditions in the international markets served by Emery, increased 11.6% and 7.8%, respectively, over 1999. North American airfreight revenue for 2000, including fuel surcharges, was essentially unchanged from 1999. In 2000, a 7.9% decline in North American airfreight weight was partially offset by a 9.1% increase in yield (including fuel surcharges). Improved yield in 2000 was due in part to an increase in the percentage of higher-yielding guaranteed delivery service provided and Emery's ongoing yield management, which is designed to eliminate or reprice certain low-margin business. Lower weight transported in North America for 2000 was due in part to a slowing domestic economy, which adversely affected certain industries served by Emery, and Emery's ongoing yield management.

Emery's revenue in 1999 was 9.3% higher than revenue of $2.20 billion in 1998. Increases in international airfreight revenue and revenue from an Express Mail contract with the U.S. Postal Service were partially offset by slightly lower North American revenue. Growth in international revenue was accomplished with a 10.2% increase in weight per day and 2.4% higher yield. The small 0.7% decline in North American airfreight revenue was primarily the result of a 5.7% drop in weight partially offset by a 5.3% increase in yield.

Emery's operating income was $28.4 million in 2000 compared to operating income of $75.5 million in 1999. Operating income in 2000 was adversely affected by an $11.9 million charge for the termination of certain aircraft leases and by higher airhaul costs. Domestically, airhaul expense was negatively impacted by higher aircraft maintenance costs, including an increase in amortization from shortened maintenance cycles resulting from a recent Federal Aviation Administration directive. Internationally, reduced airlift capacity in some international markets adversely affected airhaul margins. Higher jet fuel costs in 2000 and the last quarter of 1999 were substantially mitigated by a fuel surcharge implemented by Emery in September 1999. Operating income in 1999 increased 17.4% from 1998 due primarily to higher international airfreight revenue and revenue from the Express Mail contract.

In September 2000, Chutta Ratnathicam was named chief executive officer of Emery Worldwide, succeeding Roger Piazza, who retired. Mr. Ratnathicam most recently served as CNF's chief financial officer and served as Emery's interim CEO for a brief period in 1998 prior to Mr. Piazza's appointment.

Under Mr. Ratnathicam, Emery's management intends to continue positioning Emery as a premium service provider, focusing on achieving higher yield with a reduced cost structure. In North America, management will seek to improve yield by requiring compensation that is commensurate with premium services. Internationally, management will focus on expanding Emery's variable-cost-based operations and actively renegotiating airhaul rates in an effort to improve operating margins, mitigate higher fuel prices, and balance directional capacity. Management will continue efforts to increase Emery's international revenue as a percentage of its total revenue.

In January 2001, the USPS and Federal Express Corporation (FedEx) announced an exclusive agreement in which the USPS will pay FedEx to haul Express Mail and Priority Mail. In 2000, EWA recognized revenue of $229.1 million and operating income of $28.2 million from a 10-year contract with the USPS to transport Express Mail and other classes of mail. This contract expires in January 2004. Even though EWA has received no notice of termination of its Express Mail contract from the USPS, there can be no assurance that the USPS will not terminate EWA's Express Mail contract prior to its scheduled expiration in January 2004. Any termination or non-renewal of this contract will likely have a material adverse effect on our results of operations or financial condition. EWA filed a lawsuit against the USPS alleging that an exclusive contract with FedEx violates the USPS' own procurement regulations, which require that all purchases over $10,000 "must be made on the basis of adequate competition whenever feasible or appropriate," and that such a contract violates the USPS' regulatory requirement to provide "fair and equal treatment" to all potential suppliers. The U.S. Court of Federal Claims in January 2001 declined to issue a temporary restraining order barring the USPS from signing the exclusive contract for air transportation network services with FedEx; however, EWA's lawsuit against the USPS over the Express Mail contract is still before the courts. If the USPS terminates the Express Mail contract with EWA before its scheduled expiration date, EWA would be entitled to reimbursement of costs related to servicing the contract.

Menlo Logistics

Menlo's revenue in 2000 was a record $890.8 million, exceeding revenue of $716.0 million in 1999 by 24.4%. Higher revenue in 2000 was due to continued growth in logistics contracts, including several large contracts secured in the fourth quarter of 1999, and consulting fees earned on contracts entered into in 2000. Revenue in 1999 increased 22.0% over revenue of $586.8 million in 1998 due partially to a full year of revenue from several large logistics contracts awarded in the second quarter of 1998 and higher revenue from other contracts awarded prior to 1998.

A portion of Menlo's revenue is attributable to logistics contracts for which Menlo manages the transportation of freight but subcontracts the actual transportation and delivery of products to third parties. Menlo refers to this as purchased transportation. Menlo's net revenue (revenue less purchased transportation) was $265.6 million in 2000, $206.6 million in 1999, and $189.1 million in 1998. Operating income for Menlo in 2000 was a record $33.3 million, a 49.6% increase over operating income of $22.3 million in 1999. Higher operating income was primarily attributable to increased revenue from core supply chain projects and an increase in the percentage of revenue from higher-margin consulting fees. Operating income in 1999 increased 14.4% from $19.5 million earned by Menlo in 1998 due primarily to increased revenue. Higher business development and information systems costs incurred during 1999 contributed to lower operating income as a percentage of revenue than in 1998.

Other Operations

In 2000, the Other segment included the operating results of Road Systems and Vector SCM, a new joint venture described below. In 1999, the Other segment included Road Systems, and prior to the sale of its assets in May 1999, VantageParts. Also included in the Other segment in 1999 were a $16.5 million non-recurring net gain from the settlement of a lawsuit, and a $10.1 million non-recurring net gain from the VantageParts asset sale. In 1998, the Other segment included Road Systems and VantageParts. In December 2000, CNF and General Motors formed a joint venture, Vector SCM, to provide logistics services to General Motors. The operating results of Vector SCM are reported as an equity investment in the Other segment. Startup costs for Vector SCM in 2000 were $560,000 and are expected to be approximately $6 million in the first quarter of 2001.

Other Net Expense

Other net expenses in 2000 increased 30.9% from 1999 due primarily to a $9.6 million net gain from the sale of securities in December 1999. Higher interest expense in 2000 also contributed to the increase in other net expenses, but was partially offset by higher investment income in 2000 and a $2.6 million net gain from the sale of securities in March 2000. Long-term debt transactions described in Note 4 of the Notes to Consolidated Financial Statements contributed to a 15.4% increase in interest expense in 2000 compared to 1999.

Other net expense in 1999 decreased 45.2% from 1998 due primarily to the $9.6 million net gain from the sale of securities in 1999 and lower interest expense. The decline in interest expense was partially due to a net reduction of long-term debt as described in Note 4 of the Notes to Consolidated Financial Statements.

Income Taxes

The effective tax rate for 2000 was 42.1% compared to 43.6% in 1999 and 44.4% in 1998. The reductions in the effective tax rate were primarily attributable to the implementation of tax planning strategies and resolution of tax issues.

DISCONTINUED OPERATIONS

On November 3, 2000, EWA and the USPS announced an agreement to terminate their contract for the transportation and sortation of Priority Mail. Under terms of the agreement, the USPS on January 7, 2001 assumed operating responsibility for services covered under the contract, except certain air transportation and related services. As a part of the termination agreement, EWA agreed to provide certain air transportation and related services to the USPS for a transition period of not less than ninety days. In January 2001, EWA received notification from the USPS of its intention to terminate the requirement for EWA to provide transition air transportation and related services, effective April 23, 2001.

The USPS has agreed to reimburse EWA for Priority Mail contract termination costs, including costs of contract-related equipment, inventory, and operating lease commitments, up to $125 million (the "Termination Liability Cap"). On January 7,2001, the USPS paid EWA $60 million toward the termination costs. The termination agreement provides for this provisional payment to be adjusted if actual termination costs are greater or less than $60 million, in which case either the USPS will be required to make an additional payment or EWA will be required to return a portion of the provisional payment. We believe that contract termination costs incurred by EWA are reimbursable under the termination agreement and do not exceed the Termination Liability Cap. However, there can be no assurance that all termination costs incurred by Emery will be recovered.

Under the termination agreement, EWA agreed to dismiss a complaint filed in April 2000 in the U.S. Court of Federal Claims that requested a declaration of contract rights under the Priority Mail contract and a ruling that the USPS was in breach of contractual payment obligations. However, the termination agreement preserves EWA's right to pursue claims for underpayment which it believes are owed by the USPS under the contract. EWA intends to pursue these claims and has initiated litigation in the U.S. Court of Federal Claims for that purpose. These claims are to recover costs of operating under the contract as well as profit and interest thereon.

At December 31, 2000, our financial statements included $176.2 million of unbilled revenue with respect to the Priority Mail contract. Unbilled revenue represents the accrual of revenue sufficient only to recover costs and therefore does not include profit or interest on either unbilled revenue or profit. Any unbilled revenue that we do not recover would be written off and reflected in operating results for discontinued operations in the current period. Any amount of litigation award in excess of unbilled revenue would be reflected as income from discontinued operations in the current period. We believe our position with respect to claims for underpayment under the Priority Mail contract is reasonable and well founded; however, there can be no assurance that litigation will result in an award sufficient to recover unbilled revenue recognized under the contract. Accordingly, we can give no assurance that matters relating to the Priority Mail contract with the USPS will not have a material adverse effect on our financial condition or results of operations.

As a result of the above, the results of operations and net assets of the Priority Mail operations have been segregated and classified as discontinued operations. A summary of selected terms of the agreement, summary financial data, and related information are included in Note 2 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Continuing Operations

In 2000, cash and cash equivalents decreased $41.7 million to $104.5 million. The net use of cash from investing activities of $234.1 million was funded with $162.7 million of cash provided by operating activities, $32.4 million provided by financing activities and a reduction in cash.

Operating activities in 2000 generated net cash of $162.7 million compared to $396.0 million of cash generated by operating activities in 1999. Cash from operations in 2000 was provided primarily by income from continuing operations before depreciation and amortization (excluding the cumulative after-tax effect of an accounting change). Positive operating cash flows in 2000 were partially offset by changes in receivables, unamortized aircraft maintenance, accrued liabilities and accrued income taxes. In 2000, a $15.8 million increase in unamortized aircraft maintenance was the result of $55.4 million of cash used in capitalized maintenance costs, partially offset by a $39.6 million non-cash write-off of unamortized aircraft maintenance costs against the lease return provision, related in part to the termination of certain aircraft leases. As described in Note 13 of the Notes to Consolidated Financial Statements, the Company is currently under examination by the Internal Revenue Service (IRS) for tax years 1987 through 1998 on various issues. In connection with that examination, we paid the IRS $93.4 million in August 2000 for tax and interest related to issues raised under the examination. Funding was provided by liquidating short-term investments and with borrowings under short-term credit lines. Also described in Note 13 of the Notes to Consolidated Financial Statements, the decline in accrued liabilities in 2000 was due in part to a $29.6 million payment to the IRS in settlement of a proposed IRS adjustment related to excise taxes. Cash from operations in 1999 increased $112.7 million over 1998 and was provided primarily by income from continuing operations before depreciation and amortization, and an increase in accrued liabilities.

Investing activities in 2000 used $69.4 million less cash than in 1999. Capital expenditures of $235.2 million in 2000 declined $89.4 million from 1999. For 2000, Con-Way spent $122.6 million of cash primarily on infrastructure and Emery spent $68.1 million of cash primarily on infrastructure and aircraft equipment. Capital expenditure declines by Con-Way and Emery in 2000 of $89.4 million and $32.1 million, respectively, were partially offset by the in-process construction of a CNF corporate administration and information technology facility. In 2000, $66.7 million of revenue equipment was acquired by Con-Way under operating leases while no new capital items were acquired by Con-Way under operating leases in 1999. Proceeds from sales of securities in 2000 were $2.6 million, down from $9.6 million in 1999. The sale of certain assets of Con-Way Truckload Services in 2000 generated cash of $7.3 million in 2000 compared to $29.3 million of cash provided by the sale of assets of VantageParts in 1999. Software expenditures in 2000 declined $15.6 million from 1999. Cash used in investing activities in 1999 was $52.4 million higher than in 1998 due primarily to a $109.7 million increase in capital expenditures by Con-Way, partially offset by proceeds from the sale of VantageParts and securities in 1999.

Financing activities in 2000 provided cash of $32.4 million compared to a $58.9 million reduction in cash in 1999. As discussed in Note 4 of the Notes to Consolidated Financial Statements, a portion of the net proceeds of $197.5 million from the issuance in March 2000 of $200 million of 8 7/8% Notes due 2010 were used to repay borrowings outstanding under lines of credit. The net cash used by financing activities in 1999 compared to $12.7 million of positive financing cash flow in 1998 was due primarily to long-term debt transactions described in Note 4 of the Notes to Consolidated Financial Statements and fluctuations in short-term borrowings.

We maintain a $350 million unsecured credit facility with no borrowings outstanding at December 31, 2000. The $350 million facility is also available for issuance of letters of credit. Under that facility, outstanding letters of credit totaled $71.8 million at December 31, 2000. Available capacity under the $350 million facility was $278.2 million at December 31, 2000.

At December 31, 2000 we also had $100.0 million of uncommitted lines with no outstanding borrowings. Under other unsecured facilities, $73.6 million in letters of credit and bank guarantees were outstanding at December 31, 2000.

Our ratio of total debt to capital increased to 31.4% at December 31, 2000 from 30.5% at December 31, 1999, primarily due to the March 2000 issuance of $200 million of 8 7/8% Notes due 2010.

Discontinued Operations

As described above under "Results of Operations," cash flows from the Priority Mail operations have been segregated and classified as net cash flows from discontinued operations in the Statements of Consolidated Cash Flows. As described in Note 2 of the Notes to Consolidated Financial Statements, EWA received payments in the fourth quarter of 2000 totaling $102.1 million from the USPS for rate adjustments. Also described in Note 2, EWA in January 2001 received a $60 million provisional payment toward reimbursable termination costs, as provided under a termination agreement signed by EWA and the USPS in November 2000.

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

MARKET RISK

We are exposed to a variety of market risks, including the effects of interest rates, commodity prices and foreign currency exchange rates. Our policy is to enter into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset, liability or future cash flow against exposure to some form of commodity, interest rate or currency-related risk. Additionally, the designated hedges should have high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure. Our policy prohibits entering into derivative instruments for speculative purposes.

We may be exposed to the effect of interest rate fluctuations in the fair value of our long-term debt and capital lease obligations, as summarized in Notes 4 and 5 of the Notes to Consolidated Financial Statements. The change in the fair value of our long-term obligations given a hypothetical 10% change in interest rates would be approximately $23 million at December 31, 2000.

We use interest rate swaps to mitigate both the impact of interest rate volatility on cash flows related to lease payments and on the fair value of our long-term debt. Cash flow hedges include interest rate swaps on variable-rate equipment lease obligations. As of December 31, 2000, we estimate that the net payments under these swaps given a hypothetical adverse change of 10% in market interest rates would not have a material effect on our financial condition or results of operations.

In 2000, we entered into interest rate swaps designated as fair value hedges. The underlying exposure of these swaps is the fluctuation in fair value of the $200 million of 8 7/8% Notes due 2010 issued in March 2000. Under the measurement criteria of hedge effectiveness of SFAS 133, which we plan to adopt effective January 1, 2001, the value of these fair value hedges varies inversely with the fluctuation in fair value of the $200 million 8 7/8% Notes. As of December 31, 2000, the change in the fair value of these interest rate swaps given a hypothetical 10% change in interest rates would be approximately $14 million.

At December 31, 2000, we had not entered into any derivative contracts to hedge our foreign currency exchange exposure.

ACCOUNTING STANDARDS

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" (SFAS 137). SFAS 137 delayed by one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS 133 will now be effective January 1, 2001. We plan to adopt the statement in the first quarter of 2001 without a material impact on our financial condition and results of operations.

               CNF TRANSPORTATION INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS
                            DECEMBER 31
                       (Dollars in thousands)



                                                 2000        1999
ASSETS

Current Assets
Cash and cash equivalents                    $  104,515 $  146,263
Trade accounts receivable, net (Note 1)         881,268    781,802
Other accounts receivable                        59,478     49,416
Operating supplies,
at lower of average cost or market               42,271     45,314
Prepaid expenses                                 47,301     41,132
Deferred income taxes (Note 6)                  105,502     76,032
Net current assets of discontinued
operations (Note 2)                                  -      25,710
  Total Current Assets                        1,240,335  1,165,669


Property, Plant and Equipment, at Cost
Land                                            130,101    119,403
Buildings and leasehold improvements            692,312    564,278
Revenue equipment                               797,444    816,172
Other equipment                                 420,788    375,482
                                              2,040,645  1,875,335
Accumulated depreciation and amortization      (934,123)  (828,088)
                                              1,106,522  1,047,247



Other Assets
Deferred charges and other assets (Note 13)     137,393    177,442
Capitalized software, net (Note 1)               89,829     86,097
Unamortized aircraft maintenance, net (Note 1)  242,468    226,629
Goodwill, net (Note 1)                          254,887    265,896
Net non-current assets of discontinued
operations (Note 2)                             173,507     90,354
                                                898,084    846,418
  Total Assets                               $3,244,941 $3,059,334


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

             CNF TRANSPORATION INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31
           (Dollars in thousands except per share data)




LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   2000       1999
Current Liabilities
  Accounts payable                             $  418,157 $  395,617
  Accrued liabilities (Note 3)                    317,650    377,919
  Accrued claims costs (Note 1)                   145,558    121,917
  Current maturities of long-term debt and
   capital leases (Notes 4 and 5)                   7,553      6,452
  Short-term borrowings (Note 4)                       -      40,000
  Income taxes payable (Notes 6 and 13)             1,777     53,455
  Net current liabilities of discontinued
   operations (Note 2)                             68,214         -
     Total Current Liabilities                    958,909    995,360

Long-Term Liabilities
  Long-term debt and guarantees (Note 4)          424,116    322,800
  Long-term obligations under capital
   leases (Note 5)                                110,533    110,646
  Accrued claims costs (Note 1)                    82,502     77,774
  Employee benefits (Note 9)                      252,482    216,500
  Other liabilities and deferred credits           51,163     45,450
  Aircraft lease return provision (Note 1)         33,851     82,910
  Deferred income taxes (Note 6)                  144,463    114,946
     Total Liabilities                          2,058,019  1,966,386

Commitments and Contingencies (Notes 4, 5 and 13)

Company-Obligated Mandatorily Redeemable
Preferred Securities of Subsidiary Trust
 Holding Solely Convertible Debentures
 of the Company (Note 7)                          125,000    125,000

Shareholders' Equity (Note 8)
 Preferred stock, no par value; authorized
  5,000,000 shares: Series B, 8.5% cumulative,
  convertible, $.01 stated value; designated
  1,100,000 shares; issued 824,902 and
  840,407 shares, respectively                          8          8
 Additional paid-in capital, preferred stock      125,459    127,817
 Deferred compensation, Thrift and Stock
  Plan (Note 10)                                  (80,602)   (87,600)
    Total Preferred Shareholders' Equity           44,865     40,225
 Common stock, $.625 par value; authorized
  100,000,000 shares; issued 55,426,605 and
  55,306,947 shares, respectively                  34,642     34,567
 Additional paid-in capital, common stock         331,282    328,721
 Retained earnings                                855,314    747,936
 Deferred compensation, restricted stock
  (Note 11)                                        (1,423)    (2,010)
 Cost of repurchased common stock (6,770,628
  and 6,856,567 shares, respectively)            (166,939)  (169,057)
                                                1,052,876    940,157
 Accumulated foreign currency translation
  adjustments                                     (27,378)    (8,039)
 Minimum pension liability adjustment (Note 9)     (8,441)    (4,395)
   Accumulated Other Comprehensive Loss           (35,819)   (12,434)
   Total Common Shareholders' Equity            1,017,057    927,723
   Total Shareholders' Equity                   1,061,922    967,948
     Total Liabilities and Shareholders'
        Equity                                 $3,244,941 $3,059,334


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

              CNF TRANSPORTATION INC. AND SUBSIDIARIES
                 STATEMENTS OF CONSOLDATED INCOME
                      YEARS ENDED DECEMBER 31
            (Dollars in thousands except per share data)



                                         2000        1999        1998
REVENUES                              $5,572,377  $5,037,301  $4,530,686

Costs and Expenses
        Operating expenses             4,611,079   4,079,152   3,658,583
        General and administrative
          expenses                       506,986     483,661     442,799
        Depreciation                     164,346     146,828     135,385
        Net gain on sale of assets of
          parts distribution operation        -      (10,112)         -
        Net gain on legal settlement          -      (16,466)         -
                                       5,282,411   4,683,063   4,236,767
OPERATING INCOME                         289,966     354,238     293,919
Other Income (Expense)
        Investment income                  2,373         189         327
        Interest expense                 (29,972)    (25,972)    (32,627)
        Dividend requirement on preferred
          securities of subsidiary
          trust (Note 7)                  (6,250)     (6,250)     (6,250)
        Miscellaneous, net (Note 12)       5,079      10,055      (1,557)
                                         (28,770)    (21,978)    (40,107)
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                    261,196     332,260     253,812
        Income taxes (Note 6)            109,880     144,752     112,756
Income from Continuing Operations
  before Accounting Change               151,316     187,508     141,056
Discontinued operations, net
  of tax (Note 2)                             -        2,966      (2,078)
Loss from discontinuance, net
  of tax (Note 2)                        (13,508)         -           -
                                         (13,508)      2,966      (2,078)
Cumulative effect of accounting change,
  net of tax (Note 1)                     (2,744)         -           -
Net income                               135,064     190,474     138,978
Preferred stock dividends                  8,261       8,218       8,169
NET INCOME AVAILABLE TO COMMON
  SHAREHOLDERS                        $  126,803  $  182,256  $  130,809
Weighted-Average Common Shares
  Outstanding (Note 1)
        Basic                         48,490,662  48,189,618  47,659,745
        Diluted                       55,901,374  56,019,317  55,514,318
Earnings Per Share (Note 1)
   Basic
     Income from continuing operations    $ 2.95       $3.72      $ 2.79
     Discontinued operations, net of tax      -         0.06       (0.05)
     Loss from discontinuance, net of tax  (0.28)         -           -
     Cumulative effect of accounting
       change, net of tax                  (0.06)         -           -
     Net Income Available to Common
       Shareholders                       $ 2.61       $3.78      $ 2.74
   Diluted
     Income from continuing operations    $ 2.65       $3.29      $ 2.49
     Discontinued operations, net of tax      -         0.06       (0.04)
     Loss from discontinuance, net of tax  (0.24)         -           -
     Cumulative effect of accounting
       change, net of tax                  (0.05)         -           -
     Net Income Available to Common
       Shareholders                       $ 2.36       $3.35      $ 2.45


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

               CNF TRANSPORTATION INC. AND SUBSIDIARIES
                STATEMENTS OF CONSOLDIATED CASH FLOWS
                     YEARS ENDED DECEMBER 31
                      (Dollars in thousands)




                                            2000        1999        1998
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR                              $ 146,263   $  73,897   $  97,617
Operating Activities
  Net income                             135,064     190,474     138,978
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Discontinued operations, net of tax   13,508      (2,966)      2,078
    Cumulative effect of accounting
      change, net of tax                   2,744          -           -
    Depreciation and amortization        190,651     164,876     145,840
    Increase in deferred income taxes         47      27,686      26,069
    Amortization of deferred compensation  7,356      11,858       9,764
    Provision for uncollectible accounts   9,070      15,229      11,050
    Loss (gain) from sales of property, net  692       3,038      (1,220)
    Loss (gain) from sales of assets
      of businesses, net                   5,459     (10,112)         -
    Gain from sales of equity securities  (2,619)     (9,625)         -
    Changes in assets and liabilities:
          Receivables                   (131,694)    (94,539)    (70,857)
          Prepaid expenses                (6,169)     (8,454)      2,164
          Unamortized aircraft
            maintenance                  (55,419)    (34,999)    (16,170)
          Accounts payable                22,634      50,749       1,375
          Accrued liabilities            (54,931)     51,571      17,387
          Accrued claims costs            24,923      35,459      16,494
          Income taxes                   (49,761)    (11,885)      2,226
          Employee benefits               31,936      29,987      32,050
          Aircraft lease return provision  5,366      34,629      (3,827)
          Deferred charges and credits    18,340     (38,723)    (19,234)
          Other                           (4,502)     (8,245)    (10,830)
Net Cash Provided by Operating
  Activities                             162,695     396,008     283,337

Investing Activities
  Capital expenditures                  (235,221)   (324,604)   (217,725)
  Software expenditures                  (19,211)    (34,811)    (48,245)
  Proceeds from sales of equity securities 2,619       9,625          -
  Proceeds from sales of assets of
    businesses                             7,263      29,260          -
  Proceeds from sales of property         10,441      16,986      14,872
Net Cash Used in Investing Activities   (234,109)   (303,544)   (251,098)

Financing Activities
  Proceeds from issuance of long-term
    debt                                 198,752     162,400      46,000
  Proceeds for issuance costs of
    long-term debt                        (1,300)         -           -
  Repayment of long-term debt, guarantees
    and capital leases                   (96,513)   (195,396)    (51,469)
  Proceeds from (repayment of) short-term
    borrowings, net                      (40,000)     (3,000)     43,000
  Proceeds from exercise of stock options  1,792       7,474       5,483
  Payments of common dividends           (19,425)    (19,311)    (19,068)
  Payments of preferred dividends        (10,903)    (11,078)    (11,212)
  Net Cash Provided by (Used in)
    Financing Activities                  32,403     (58,911)     12,734

  Net Cash Provided by (Used in)
  Continuing Operations                  (39,011)     33,553      44,973
  Net Cash Provided by (Used in)
  Discontinued Operations                 (2,737)     38,813     (68,693)
  Increase (Decrease) in Cash and Cash
  Equivalents                            (41,748)     72,366     (23,720)
CASH AND CASH EQUIVALENTS, END OF YEAR $ 104,515   $ 146,263   $  73,897
Supplemental Disclosure
  Cash paid for income taxes, net
  of refunds                           $  82,002   $  63,207   $  67,955
  Cash paid for interest, net of
  amounts capitalized                     32,806      35,833      33,141


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  CNF TRANSPORTATION INC. AND SUBSIDIARIES
                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                  (Dollars in thousands except per share data)



                               Preferred Stock Series B   Common Stock  Additional
                                    Number of           Number of          Paid-in     Deferred    Retained
                                       Shares  Amount      Shares  Amount  Capital Compensation    Earnings

BALANCE, DECEMBER 31, 1997            865,602     $ 9  54,370,182 $33,981 $433,905    $(104,347)   $473,250
Net income                                  -       -           -       -        -            -     138,978
Other comprehensive loss:
   Foreign currency translation
     adjustment                             -       -           -       -        -            -           -
   Minimum pension liability
     adjustment                             -       -           -       -        -            -           -
           Comprehensive income             -       -           -       -        -            -           -
Exercise of stock options including
    tax benefits of $2,576                  -       -     321,079     201    7,858            -           -
Issuance of restricted stock, net of
    forfeitures                             -       -     106,446      67    3,935       (4,852)          -
Issuance of employee stock awards           -       -           -       -       13            -           -
Recognition of deferred compensation        -       -           -       -        -        9,764           -
Repurchased common stock issued for
    conversion of preferred stock     (11,411)      -           -       -   (1,357)           -           -
Common dividends declared
    ($.40 per share)                        -       -           -       -        -            -     (19,068)
Series B, Preferred dividends
    ($12.93 per share) net of tax
    benefits of $2,982                      -       -           -       -        -            -      (8,169)
BALANCE, DECEMBER 31, 1998            854,191       9  54,797,707  34,249  444,354      (99,435)    584,991
Net income                                  -       -           -       -        -            -     190,474
Other comprehensive income:
   Foreign currency translation
     adjustment                             -       -           -       -        -            -           -
   Minimum pension liability
     adjustment                             -       -           -       -        -            -           -
           Comprehensive income             -       -           -       -        -            -           -
Exercise of stock options including
    tax benefits of $4,198                  -       -     446,128     279   11,393            -           -
Issuance of restricted stock, net of
    forfeitures                             -       -      63,112      39    2,387       (2,033)          -
Issuance of employee stock awards           -       -           -       -       12            -           -
Recognition of deferred compensation        -       -           -       -        -       11,858           -
Repurchased common stock issued for
    conversion of preferred stock     (13,784)     (1)          -       -   (1,608)           -           -
Common dividends declared
    ($.40 per share)                        -       -           -       -        -            -     (19,311)
Series B, Preferred dividends
    ($12.93 per share) net of tax
    benefits of $2,774                      -       -           -       -        -            -      (8,218)
BALANCE, DECEMBER 31, 1999            840,407       8  55,306,947  34,567  456,538      (89,610)    747,936
Net income                                  -       -           -       -        -            -     135,064
Other comprehensive loss:
   Foreign currency translation
     adjustment                             -       -           -       -        -            -           -
   Minimum pension liability
     adjustment                             -       -           -       -        -            -           -
           Comprehensive income             -       -           -       -        -            -           -
Exercise of stock options including
    tax benefits of $281                    -       -     115,732      72    2,001            -           -
Issuance of restricted stock, net of
    forfeitures                             -       -       3,926       3      295          229           -
Issuance of employee stock awards           -       -           -       -        1            -           -
Recognition of deferred compensation        -       -           -       -        -        7,356           -
Repurchased common stock issued for
    conversion of preferred stock     (15,505)      -           -       -   (2,094)           -           -
Common dividends declared
    ($.40 per share)                        -       -           -       -        -            -     (19,425)
Series B, Preferred dividends
    ($12.93 per share) net of tax
    benefits of $2,547                      -       -           -       -        -            -      (8,261)
BALANCE, DECEMBER 31, 2000            824,902     $ 8  55,426,605 $34,642 $456,741    $ (82,025)   $855,314


                  CNF TRANSPORTATION INC. AND SUBSIDIARIES
                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                  (Dollars in thousands except per share data)


                                                      Accumulated
                                           Cost of          Other
                                       Repurchased  Comprehensive   Comprehensive
                                      Common Stock  Income (Loss)          Income

BALANCE, DECEMBER 31, 1997              $(172,048)      $ (6,647)
Net income                                      -              -        $138,978
Other comprehensive loss:
   Foreign currency translation
     adjustment                                 -         (2,493)         (2,493)
   Minimum pension liability
     adjustment                                 -         (7,995)         (7,995)
           Comprehensive income                 -              -        $128,490
Exercise of stock options including
    tax benefits of $2,576                      -              -
Issuance of restricted stock, net of
    forfeitures                                 -              -
Issuance of employee stock awards              13              -
Recognition of deferred compensation            -              -
Repurchased common stock issued for
    conversion of preferred stock           1,357              -
Common dividends declared
    ($.40 per share)                            -              -
Series B, Preferred dividends
    ($12.93 per share) net of tax
    benefits of $2,982                          -              -
BALANCE, DECEMBER 31, 1998               (170,678)       (17,135)
Net income                                      -              -        $190,474
Other comprehensive income:
   Foreign currency translation
     adjustment                                 -          1,101           1,101
   Minimum pension liability
     adjustment                                 -          3,600           3,600
           Comprehensive income                 -              -        $195,175
Exercise of stock options including
    tax benefits of $4,198                      -              -
Issuance of restricted stock, net of
    forfeitures                                 -              -
Issuance of employee stock awards              13              -
Recognition of deferred compensation            -              -
Repurchased common stock issued for
    conversion of preferred stock           1,608              -
Common dividends declared
    ($.40 per share)                            -              -
Series B, Preferred dividends
    ($12.93 per share) net of tax
    benefits of $2,774                          -              -
BALANCE, DECEMBER 31, 1999               (169,057)       (12,434)
Net income                                      -              -        $135,064
Other comprehensive loss:
   Foreign currency translation
     adjustment                                 -        (19,339)        (19,339)
   Minimum pension liability
     adjustment                                 -         (4,046)         (4,046)
           Comprehensive income                 -              -        $111,679
Exercise of stock options including
    tax benefits of $281                        -              -
Issuance of restricted stock, net of
    forfeitures                                 -              -
Issuance of employee stock awards              24              -
Recognition of deferred compensation            -              -
Repurchased common stock issued for
    conversion of preferred stock           2,094              -
Common dividends declared
    ($.40 per share)                            -              -
Series B, Preferred dividends
    ($12.93 per share) net of tax
    benefits of $2,547                          -              -
BALANCE, DECEMBER 31, 2000              $(166,939)      $(35,819)



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE:

DESCRIPTION OF BUSINESS AND PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of CNF
Transportation Inc. and its wholly owned subsidiaries (the Company or CNF).

Organization

CNF is a management company of global supply chain services with businesses in primarily regional less-than-truckload trucking, domestic and international air freight, full service logistics management, and trailer manufacturing. As described in Note 2 "Discontinued Operations," the sortation and transportation operations with the U.S. Postal Service are reflected as discontinued operations due to the termination of the Priority Mail contract, effective January 7, 2001, and except where otherwise noted, is excluded from the accompanying notes. See Note 14 "Segment Reporting" for further discussion of the Company's operating segments, markets and product lines.

Estimates

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Recognition of Revenues

As a result of recent pronouncements, including SEC Staff Accounting Bulletin No. 101, the Company elected to prospectively adopt, effective January 1, 2000, a change in accounting method for recognition of its freight transportation revenue to a preferable method. CNF now recognizes the allocation of freight transportation revenue between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred. Previously, revenue was recognized when freight was received for shipment and the estimated costs of performing the transportation service were accrued. The pro forma effect of the accounting change on prior years' operating results is not material.

Revenue from long-term contracts is recognized in accordance with contractual terms as services are provided.

Cash Equivalents

Short-term interest-bearing instruments with maturities of three months or less at the date of purchase are considered cash equivalents.

Trade Accounts Receivable, Net

Trade accounts receivable are net of allowances of $21,722,000 and $26,163,000 at December 31, 2000 and 1999, respectively.

Property, Plant and Equipment

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

Capitalized Software

Capitalized software, net, consists of costs to purchase and develop internal-use software. Amortization of capitalized software is computed on an item-by-item basis over a period of 3 to 10 years, depending on the estimated useful life of the software.

Unamortized Aircraft Maintenance

The costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft are capitalized and amortized to expense over the shorter of the period until the next scheduled maintenance or the remaining term of the lease agreement.

Goodwill

Goodwill, which represents the costs in excess of net assets of businesses acquired, is capitalized and amortized on a straight-line basis up to a 40-year period. Accumulated amortization at December 31, 2000 and 1999 was $116,810,000 and $105,887,000, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the total amount of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If the asset is not considered recoverable, an amount equal to the excess of the carrying amount over the estimated discounted cash flows will be charged against the asset with a corresponding expense to the income statement.

Income Taxes

The Company follows the liability method of accounting for income taxes.

Accrued Claims Costs

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

Beginning January 1, 1999, the Company began to participate in a reinsurance pool to reinsure mostly workers compensation and vehicular liabilities. Insurer participants in the pool cede and each reinsurer participant assumes an equivalent amount of its percentage participation. Reinsurance does not relieve the Company of its liabilities under the original policy. However, in the opinion of management, the Company's reinsurers are sound and any potential exposure to the Company for non-payment is minimal.

Aircraft Lease Return Provision

Under certain of the Company's aircraft lease agreements, the Company is expected to return the aircraft with a stipulated number of hours remaining on the aircraft and engines until the next scheduled maintenance. The aircraft lease return provision represents the costs accrued for this obligation and any estimated unusable maintenance at the date of lease return or other disposal.

In March 2000, the Securities and Exchange Commission (SEC) communicated its interpretation of certain accounting issues related to major maintenance expenditures. As a result of the SEC's comments, the Company reclassified Emery's aircraft lease return provision. Accordingly, the aircraft lease return provision is reported separately as a liability rather than being shown as a reduction of Unamortized Aircraft Maintenance. Prior periods have been reclassified.

Foreign Currency Translation

Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the Foreign Currency Translation Adjustment as Other Comprehensive Income (Loss) in the Statements of Consolidated Shareholders' Equity.

Earnings Per Share (EPS)

Basic EPS for continuing operations is computed by dividing reported income from continuing operations (after preferred dividends) by the weighted-average shares outstanding. Diluted EPS for continuing operations is calculated as follows:

(Dollars in thousands except per share data)
                                          2000        1999        1998
Earnings:
        Net income from continuing
           operations                   $143,055    $179,290    $132,887
        Add-backs:
           Dividends on preferred stock,
              net of replacement funding   1,424       1,337       1,274
           Dividends on preferred
              securities of subsidiary
              trust, net of tax            3,816       3,816       3,816
                                        $148,295    $184,443    $137,977
Shares:
        Weighted-average shares
            outstanding               48,490,662  48,189,618  47,659,745
        Stock option and restricted
            stock dilution               342,826     695,099     708,042
        Series B preferred stock       3,942,886   4,009,600   4,021,531
        Preferred securities of
            subsidiary trust           3,125,000   3,125,000   3,125,000
                                      55,901,374  56,019,317  55,514,318
Diluted earnings per share
        from continuing operations         $2.65       $3.29       $2.49

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

NOTE TWO:

DISCONTINUED OPERATIONS

On November 3, 2000, Emery Worldwide Airlines (EWA) and the U.S. Postal Service (USPS) announced an agreement to terminate their contract for the transportation and sortation of Priority Mail. The contract was originally scheduled to terminate in the first quarter of 2002, subject to renewal options. Under terms of the agreement, the USPS on January 7, 2001, assumed operating responsibility for services covered under the contract, except certain air transportation and related services. As a part of the termination agreement, EWA agreed to provide certain air transportation and related services to the USPS for a transition period of not less than ninety days. In January 2001, EWA received notification from the USPS of its intention to terminate the requirement for EWA to provide transition air transportation and related services, effective April 23, 2001.
The USPS has agreed to reimburse the Company for Priority Mail contract termination costs, including costs of contract-related equipment, inventory, and operating lease commitments, up to $125 million (the "Termination Liability Cap").

On January 7, 2001, the USPS paid EWA $60 million toward the termination costs. The termination agreement provides for this provisional payment to be adjusted if actual termination costs are greater or less than $60 million, in which case either the USPS will be required to make an additional payment or EWA will be required to return a portion of the provisional payment.

Under the termination agreement, EWA agreed to dismiss a complaint filed in April 2000 in the U.S. Court of Federal Claims that requested a declaration of contract rights under the Priority Mail contract and a ruling that the USPS was in breach of contractual payment obligations. However, the termination agreement preserves EWA's right to pursue claims for underpayment, and EWA has initiated litigation in the U.S. Court of Federal Claims for that purpose. These claims are to recover costs of operating under the contract as well as profit and interest thereon. The Company's accounting policy for revenue recognition under the Priority Mail contract, including claims for underpayment relating to the period through the effective termination date on January 7, 2001, is described below.

As a result of the contract termination, the results of operations of the Company's Priority Mail contract have been segregated and classified as discontinued operations in the Statements of Consolidated Income for all periods presented. Assets and liabilities have been reclassified in the Consolidated Balance Sheet from their historical classifications to separately reflect them as net assets of discontinued operations. Cash flows related to discontinued operations have been segregated and classified separately as net cash flows from discontinued operations in the Statements of Consolidated Cash Flows.

The summarized results of discontinued operations were as follows:

        Years Ended December 31
(Dollars in thousands)                    2000         1999      1998
Revenues                                $593,952    $555,509  $410,804
Operating income (loss) before taxes          -        4,862    (3,401)
Income taxes (benefits)                       -        1,896    (1,323)
Income (loss) from discontinued
  operations                           $      -     $  2,966 $  (2,078)
Loss from discontinuance,
        net of tax benefits            $ (13,508)   $     -  $      -

The loss from discontinuance of $13.5 million recognized in the third quarter of 2000, which is reported net of $8.6 million of income tax benefits, includes estimates for the write-down of non-reimbursable assets, legal and advisory fees, costs of providing transportation services for a three-month period following the effective termination date, certain employee-related costs and other non-reimbursable costs from discontinuance.

The net assets of discontinued operations were as follows:

(Dollars in thousands)                     2000        1999
Current Assets
        Accounts receivable             $ 10,324    $132,505
        Other                             15,796       1,545
                                          26,120     134,050
Property, plant and equipment, net        66,316      83,787
Long-term receivables and other assets   184,348      25,355
  Total assets of discontinued
          operations                     276,784     243,192
Current Liabilities                       94,334     108,340
Long-term liabilities                     77,157      18,788
  Total liabilities of discontinued
    operations                           171,491     127,128
  Net assets of discontinued operations $105,293    $116,064

The Priority Mail contract provided for the re-determination of prices paid to EWA under the contract, which gave rise to unbilled revenue. Unbilled revenue representing contract change orders or claims were included in revenue only when it was probable that the change order or claim would result in additional contract revenue and if the amount could be reliably estimated. The Company recognized unbilled revenue related to claims sufficient only to recover costs. Unbilled revenue excludes profit under the contract and interest attributable to both unbilled revenue and profit. Any unbilled revenue that EWA does not recover would be written off and reflected in operating results for discontinued operations in the current period. Any amount of litigation award in excess of unbilled revenue would be reflected as income from discontinued operations in the current period.

Accordingly, no operating profit has been recognized in connection with the Priority Mail contract beginning in the third quarter of 1999, when EWA filed a claim for proposed higher prices, and including periods prior to the effective termination date on January 7, 2001. The amount of unbilled revenue related to EWA's Priority Mail contract recognized at December 31, 2000 and 1999 was $176.2 million and $123.7 million, respectively. Unbilled revenue at December 31, 2000 is included in net non-current assets of discontinued operations in the Consolidated Balance Sheets. As described above, the Company is pursuing recovery of this amount plus profit and interest thereon.

As a result of a decision in August 2000 in the U.S. Court of Federal Claims, the USPS increased its provisional rate paid to EWA for transportation and sortation of Priority Mail for 2000. The USPS also increased the provisional rate paid to EWA for 1999.

Based on these rate adjustments, early in the fourth quarter of 2000, EWA received payments totaling $102.1 million from the U.S. Postal Service. Unbilled revenue at December 31, 2000 has been reduced by the $102.1 million payment from the USPS.

NOTE THREE:

ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31:

(Dollars in thousands)                     2000        1999
Other accrued liabilities               $107,819    $137,081
Holiday and vacation pay                  70,506      63,256
Taxes other than income taxes             38,576      69,251
Wages and salaries                        31,571      33,270
Incentive compensation                    34,206      35,874
Estimated revenue adjustments             29,352      30,733
Interest                                   5,620       8,454
        Total accrued liabilities       $317,650    $377,919

NOTE FOUR:

DEBT AND GUARANTEES

As of December 31, long-term debt and guarantees consisted of the following:

(Dollars in thousands)                     2000        1999
Long-term borrowings under lines
    of credit                          $      -     $ 90,000
7.35% Notes due 2005 (interest payable
    semi-annually)                       100,000     100,000
TASP Notes guaranteed, 6.00% to 8.54%,
    due through 2009 (interest payable
    semi-annually)                       128,000     134,400
8 7/8% Notes due 2010 (interest payable
    semi-annually)                       198,816          -
6.84% Industrial Revenue Bonds due 2014
    (interest payable quarterly)           4,800       4,800
                                         431,616     329,200
Less current maturities                   (7,500)     (6,400)
    Total long-term debt and guarantees $424,116    $322,800

The Company has a $350 million unsecured credit facility to provide for letter of credit and working capital needs. Borrowings under the agreement, which expires in December 2001, bear interest at a rate based upon select indices plus a margin dependent on the Company's credit rating. The agreement contains various restrictive covenants that limit the incurrence of additional indebtedness and require the Company to maintain minimum amounts of net worth and fixed-charge coverage. At December 31, 2000, the Company had no borrowings and $71.8 million in letters of credit outstanding under this agreement. At December 31, 1999, $50.0 million of borrowings were outstanding with $59.8 million in letters of credit.

At December 31, 2000, the Company had $100.0 million of other uncommitted lines of credit with no outstanding borrowings. At December 31, 1999, $150.0 million of other uncommitted lines of credit had no outstanding borrowings and $80.0 million was outstanding under a $100.0 million supplemental credit facility that expired in September 2000. At December 31, 1999, $40.0 million of the $130.0 million outstanding under the unsecured credit lines were classified as short-term with the remaining $90.0 million classified as long-term based on the Company's ability and intent to refinance this amount on a long-term basis.

The aggregate principal amount of $117.7 million of the Company's unsecured 9 1/8% Notes was paid in full on the August 15, 1999 maturity date. The redemption of these notes was made in part with $90.0 million of borrowings under lines of credit.

The weighted-average interest rate on borrowings outstanding under lines of credit at December 31, 1999 was 7.2%.

The Company guarantees the notes issued by the Company's Thrift and Stock Plan (TASP). On July 1, 1999, the Company refinanced $45.25 million of
Series "A" and $27.15 million of Series "A restructured" TASP notes. These notes, with respective interest rates of 8.42% and 9.04%, were replaced with $72.4 million of new TASP notes with a rate of 6.0% and a maturity date of January 1, 2006. At December 31, 2000, $66.0 million was outstanding under these refinanced notes, which contain financial covenants that require the Company to maintain minimum amounts of net worth and fixed-charge coverage. The remaining $62.0 million of TASP Notes outstanding at December 31, 2000 are subject to redemption at the option of the holders should a certain designated event occur or ratings by both Moody's and S&P of senior unsecured indebtedness decline below investment grade.

The 7.35% Notes due in 2005 contain certain covenants limiting the incurrence of additional liens.

The Company's consolidated interest expense as presented on the Statements of Consolidated Income is net of capitalized interest of $4,636,000 in 2000, $5,864,000 in 1999, and $2,342,000 in 1998. The aggregate annual maturities and sinking fund requirements of Long-Term Debt and Guarantees for the next five years ending December 31 are $7,500,000 in 2001, $8,700,000 in 2002,
$10,100,000 in 2003, $12,000,000 in 2004 and $112,700,000 in 2005.

NOTE FIVE:

LEASES

The Company and its subsidiaries are obligated under various non-cancelable leases. The principal capital lease covers a sorting facility in Dayton, Ohio (the Hub). The Hub is financed by City of Dayton, Ohio revenue bonds. These bonds consist of $46 million of Series A refinancing bonds due in February 2018 with an interest rate of 5.625%. The remaining $62 million are due in 2009 and bear rates of interest between 6.05% and 6.20%, and have various call provisions. Included in property, plant and equipment is $83 million of Hub-related equipment and leasehold improvements, including recent expansion costs.

Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 2000, are as follows:

                                   Capital      Operating
(Dollars in thousands)             Leases       Leases
Year ending December 31:
            2001                $   6,819       $175,146
            2002                    6,819        144,747
            2003                    6,819         96,899
            2004                    6,819         68,401
            2005                    6,819         38,975
        Thereafter (through 2018) 156,570         61,006
Total minimum lease payments      190,665       $585,174
Amount representing interest      (80,079)
Present value of minimum lease
  payments                        110,586
Current maturities of obligations
  under capital leases                (53)
Long-term obligations under
  capital leases                 $110,533

Certain operating leases contain financial covenants. The most restrictive covenant requires Emery to maintain minimum amounts of fixed-charge coverage.

Rental expense for operating leases is comprised of the following:

(Dollars in thousands)                     2000        1999        1998
Minimum rentals                         $240,429    $221,047    $203,714
Sublease rentals                          (6,069)     (7,436)     (4,001)
Amortization of deferred gains            (1,147)     (1,639)     (4,012)
                                        $233,213    $211,972    $195,701

NOTE SIX:

INCOME TAXES

The components of pretax income and income taxes are as follows:

(Dollars in thousands)                     2000        1999        1998
Pretax income
        U.S. corporations               $230,391    $319,458    $244,239
        Foreign corporations              30,805      12,802       9,573
           Pretax income from
              continuing operations     $261,196    $332,260    $253,812
Income taxes (benefits)
        Current
           U.S. federal                 $ 89,020    $ 95,629    $ 74,076
           State and local                 7,383      14,285       8,458
           Foreign                        13,430       7,152       4,153
                                        $109,833    $117,066    $ 86,687
        Deferred
           U.S. federal                $  (1,583)   $ 26,787    $ 25,048
           State and local                 1,630         899       1,021
                                              47      27,686      26,069
Total income taxes                      $109,880    $144,752    $112,756

The components of deferred tax assets and liabilities at December 31, relate to the following:

(Dollars in thousands)                          2000        1999
Deferred tax assets
   Reserves for accrued claims costs         $ 48,092    $ 40,688
   Reserves for post retirement health
     benefits                                  45,843      42,411
   Reserves for employee benefits              87,192      81,064
   Other reserves not currently deductible     52,181      43,016
                                              233,308     207,179
Deferred tax liabilities
   Depreciation and amortization              224,013     200,924
   Unearned revenue                             1,220       3,530
   Other                                       47,036      41,639
                                              272,269     246,093
        Net deferred tax liability           $ 38,961    $ 38,914

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

Income taxes vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:

                                           2000        1999        1998
U.S. statutory tax rate                    35.0%       35.0%       35.0%
State income taxes (net of federal
   income tax benefit)                      2.8         3.3         3.8
Foreign taxes in excess of U.S.
        statutory rate                      1.0         0.8         0.9
Non-deductible operating expenses           0.8         1.0         1.0
Amortization of goodwill                    1.2         0.9         1.2
Foreign tax credits, net                   (0.5)       (0.4)       (1.6)
Other, net                                  1.8         3.0         4.1
Effective income tax rate                  42.1%       43.6%       44.4%

The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $35.4 million at December 31, 2000), which, if remitted, are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $3.7 million.

Certain contingencies related to income taxes are discussed in Note 13 "Commitments and Contingencies."

NOTE SEVEN:

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

Holders of the TECONS are entitled to receive cumulative cash distributions at an annual rate of $2.50 per TECONS (equivalent to a rate of 5% per annum of the stated liquidation amount of $50 per TECONS). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the TECONS, to the extent the Trust has funds available therefore and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Declaration of Trust of the Trust [including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust (other than with respect to the TECONS and the common securities of the Trust)], provide a full and unconditional guarantee of amounts due on the TECONS.

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

NOTE EIGHT:

SHAREHOLDERS' EQUITY

Series B Preferred Stock
In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the CNF Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 10 "Thrift and Stock Plan," at the rate of 4.71 shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of
(a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote.

Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

Comprehensive Income

SFAS 130, "Reporting Comprehensive Income," requires companies to report a measure of all changes in equity except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has disclosed Comprehensive Income in the Statements of Consolidated Shareholders' Equity.

NOTE NINE:

EMPLOYEE BENEFIT PLANS

Pension Plans

The Company has a non-contributory defined benefit pension plan (the Plan) covering non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. Although it is the Company's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Plan's funded status. Benefits under the Plan are based on a career average final five-year pay formula. Approximately 95% of the Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

The reported information for the defined benefit pension plan was not restated for discontinued operations due to the immaterial effect on the periods presented. The Company recognized a gain from the curtailment of the projected benefit obligation of $2.4 million in 2000, which is included in the Loss from Discontinuance. The following sets forth the change in funded status and the determination of the accrued benefit cost included in Employee Benefits in the Consolidated Balance Sheets at December 31.

(Dollars in thousands)                          2000          1999
Change in benefit obligation:
   Projected benefit obligation at beginning
     of year                                $ 397,121     $ 390,867
      Service cost-benefits earned during
        the year                               33,866        37,733
      Interest cost on projected benefit
        obligation                             33,571        30,525
      Actuarial loss (gain)                    12,493       (51,645)
      Benefits paid                           (11,808)      (10,359)
   Projected benefit obligation at end
     of year                                  465,243       397,121
Change in plan assets:
   Fair value of plan assets at beginning
     of year                                  434,347       354,550
      Actual return on plan assets            (12,804)       88,878
      Transfers from defined contribution plan  1,209         1,278
      Benefits paid                           (11,808)      (10,359)
   Fair value of plan assets at end of year   410,944       434,347
Funded status                                 (54,299)       37,226
Unrecognized actuarial gain                   (66,084)     (135,214)
Unrecognized prior service costs               11,206         6,632
Unrecognized net asset at transition           (3,388)       (4,517)
      Accrued benefit cost                  $(112,565)    $ (95,873)
Weighted-average assumptions as of December 31:
   Discount rate                                 7.75%         8.00%
   Expected long-term rate of return on assets   9.50%         9.50%
      Rate of compensation increase              5.00%         5.00%

Net pension cost includes the following:

(Dollars in thousands)                     2000        1999        1998
Service cost-benefits earned during
   the year                             $ 33,866    $ 37,733    $ 30,497
Interest cost on projected benefit
   obligation                             33,571      30,525      25,338
Expected return on plan assets           (40,866)    (33,298)    (29,386)
Net amortization and deferral             (7,523)         21          56
Net pension cost                        $ 19,048    $ 34,981    $ 26,505

The Company also has a supplemental retirement program that provides additional benefits for compensation excluded from the basic Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Plan. At December 31, 2000 and 1999, the accrued benefit cost was $20,058,000 and $16,706,000, respectively, and the net periodic pension cost was $4,951,000 in 2000, $4,290,000 in 1999, and $4,036,000 in 1998.

Also included in Employee Benefits in the Consolidated Balance Sheet at December 31, 2000, was a minimum pension liability for the unfunded supplemental program. The non-cash adjustment for the minimum pension liability of $9,580,000 was offset by an intangible asset of $1,139,000 and accumulated other comprehensive loss of $8,441,000.

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

The following sets forth the change in accumulated benefit obligation and the determination of the accrued benefit cost included in Employee Benefits in the Consolidated Balance Sheets at December 31:

(Dollars in thousands)                          2000        1999
Change in benefit obligation:
   Accumulated benefit obligation at beginning
      of year                                 $84,774     $89,947
        Service cost-benefits earned during
          the year                              1,449       1,558
        Interest cost on accumulated
          benefit obligation                    6,669       6,289
        Benefit payments                       (5,138)     (4,343)
        Actuarial gain                         (3,124)     (8,677)
   Accumulated benefit obligation at end
      of year                                  84,630      84,774
        Unrecognized net actuarial gain        13,889      10,854
        Unrecognized prior service benefit        279         334
   Accrued benefit cost                       $98,798     $95,962
Assumptions as of December 31:
   Weighted-average discount rate               7.75%       8.00%

At December 31, 2000, a 9.5% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2001 and was assumed to decrease gradually to 5.5% for 2006 and remain at that level thereafter. A 5.5% annual rate of increase in the per capita cost of dental and vision benefits was assumed for 2001 and was assumed to remain at that level thereafter.

Net periodic post retirement benefit cost includes the following:

(Dollars in thousands)                     2000        1999        1998
Service cost-benefits earned during
  the year                                $1,449      $1,558      $2,228
Interest cost on accumulated
  benefit obligation                       6,669       6,289       6,046
Net amortization and deferral               (144)        (55)        (55)
Net periodic post retirement
  benefit cost                            $7,974      $7,792      $8,219

A one-percentage-point change in assumed health care cost trend rates would change the aggregate service and interest cost by $697,000 and the accumulated benefit obligation by approximately $6,230,000.

Other Compensation Plans

The Company and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total compensation earned by salaried participants of those plans was $36,134,000, $47,068,000, and $33,809,000 in 2000, 1999, and
1998, respectively, and by hourly participants was $30,612,000, $24,053,000, and $36,500,000 in 2000, 1999, and 1998, respectively.

NOTE TEN:

THRIFT AND STOCK PLAN

The Company sponsors the CNF Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. The TASP satisfies the Company's contribution requirement by matching up to 50% of the first 3% percent of a participant's basic compensation. Company contributions to the TASP were $13,282,000 in 2000, $13,735,000 in 1999, and $10,491,000 in 1998, in the
form of common and preferred stock.

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

Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. During 2000, 1999, and 1998, $6,998,000, $7,236,000, and $6,983,000, respectively, of deferred compensation expense was recognized.

At December 31, 2000, the TASP owned 824,902 shares of Series B preferred stock, of which 299,255 shares have been allocated to employees. At December 31, 2000, the Company has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.

NOTE ELEVEN:

STOCK-BASED COMPENSATION

Stock Options

Officers and non-employee directors have been granted options under the Company's stock option plans to purchase common stock of the Company at prices equal to the market value of the stock on the date of grant. Options granted prior to June 30, 1998 generally are exercisable one year from the date of grant. Stock option grants awarded subsequent to June 30, 1998 generally vest ratably over four years following the grant date. The options generally expire 10 years from the dates of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," pro forma net income from continuing operations as reported net of preferred dividends would have been $133.2 million, $177.3 million and $130.8 million for the years 2000, 1999 and 1998, respectively. Diluted earnings per share would have been $2.38, $3.16 and $2.36 per share for the years 2000, 1999 and 1998, respectively. These pro forma effects of applying SFAS 123 are not indicative of future amounts. The weighted-average grant-date fair value of options granted in 2000, 1999 and 1998 was $14.26, $15.65, and $17.22 per share, respectively.
The following assumptions were used with the Black-Scholes options pricing model to calculate the option values: risk free, weighted-average rate, 5.6%-6.9%; expected life, 5.8 years; dividend yield, 1.4%;
and volatility, 60.0%.

The following is a summary of stock option data:

                                                       Wtd. Avg.
                                          Number of    Exercise
                                          Options      Price

Outstanding at December 31, 1997          2,587,598       $20.12
        Granted                             711,350        38.29
        Exercised                          (321,079)       17.07
        Expired or canceled                 (46,850)       38.24
Outstanding at December 31, 1998          2,931,019        24.60
        Granted                             751,100        30.92
        Exercised                          (446,128)       16.75
        Expired or canceled                 (10,995)       30.78
Outstanding at December 31, 1999          3,224,996        27.13
        Granted                           1,749,950        26.24
        Exercised                          (115,732)       15.48
        Expired or canceled                (131,267)       33.02
Outstanding at December 31, 2000          4,727,947       $26.90
Options exercisable as of December 31:
                              2000        2,013,257       $24.78
                              1999        2,020,646        23.66
                              1998        2,194,975        20.66

The following is a summary of the stock options outstanding and exercisable at December 31, 2000:

                              Outstanding Options       Exercisable Options

                              Remaining   Wtd. Avg.                  Wtd. Avg.
Range of         Number       Life in     Exercise     Number        Exercise
Exercise Prices  of Options   Years       Price        of Options    Price
$11.08-$16.26      371,636      2.8       $14.26       371,636      $14.26
$18.05-$27.06    2,551,678      5.3       23.75        863,378       19.40
$29.63-$43.06    1,804,633      7.8       33.95        778,243       35.77

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

The following table summarizes information about restricted stock awards for the years ended December 31:

                      2000               1999                  1998
                      Wtd.               Wtd.                  Wtd.
                      Avg. Fair          Avg. Fair             Avg. Fair
            Shares    Value     Shares   Value      Shares     Value
Awarded     19,258    $34.50    63,112   $33.08     112,113    $38.51
Forfeited   15,332     23.87        -        -        5,667     34.41

The weighted-average fair value for shares awarded in 2000 excludes 15,276 shares awarded for settlement of pension liabilities due to certain directors. Total compensation expense recognized for restricted stock in 2000, 1999, and 1998 was $358,000, $4,622,000, and $2,781,000, respectively.

At December 31, 2000, the Company had 2,658,550 common shares available for the grant of stock options, restricted stock, or other stock-based incentive compensation.

NOTE TWELVE:

FINANCIAL INSTRUMENTS

The Company has several interest rate swap agreements. Interest rate swaps that effectively convert $128.3 million of variable-rate lease obligations to fixed-rate obligations expire through 2005. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to operating expense. Interest rate swaps that effectively convert the Company's 8 7/8% Notes due 2010 to floating-rate obligations expire in 2010. Interest rate differentials are recognized as adjustments to interest expense. The Company is exposed to credit loss on the interest rate swaps, but does not anticipate any loss due to the creditworthiness of its swap counterparties.
The fair values of the interest rate swaps, as presented below, reflect the estimated amounts that the Company would receive if the contracts were terminated at the reported date.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                               2000                       1999
                               Carrying                   Carrying
(Dollars in thousands)         Amount      Fair Value     Amount     Fair Value
Short-term borrowings         $      -    $      -       $ 40,000   $ 40,000
Long-term debt                  431,616     451,000       329,200    315,000
Off-balance sheet receivables:
    Interest rate swaps              -       20,600            -       7,600
    Fuel purchase contracts          -           -             -       1,100

In December 1999, the Company recognized a $9.6 million net gain on the sale of Emery's holdings in the equity securities of Equant N.V., an international data network service provider. Approximately 34% of Emery's holdings in the securities were sold in December 1999 and the resulting gain was recognized in Miscellaneous, net in the Statements of Consolidated Income. The remaining shares held by Emery are carried at essentially no cost at December 31, 2000, and are subject to transferability restrictions.

NOTE THIRTEEN:

COMMITMENTS AND CONTINGENCIES

In addition to letters of credit outstanding under its $350 million unsecured credit facility and other uncommitted lines of credit discussed in Note 4 "Debt and Guarantees," the Company at December 31, 2000, had $73.6 million in letters of credit outstanding under other unsecured letter of credit facilities.

In connection with the December 2, 1996 spin-off of Consolidated Freightways Corporation (CFC), the Company's former long-haul LTL segment, the Company agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain worker's compensation, tax and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit under which the Company is liable to the issuing bank and by bonds issued by surety companies. In order to secure CFC's obligation to reimburse and indemnify the Company against liability with respect to these claims, as of December 31, 2000, CFC had provided the Company with approximately $6.0 million of letters of credit. However, the letters of credit provided by CFC are less than the Company's maximum contingent liability under these indemnities.

The Company is currently under examination by the Internal Revenue Service
(IRS) for tax years 1987 through 1998 on various issues. In connection with those examinations, the IRS proposed adjustments for tax years 1987 through 1990. The Company filed a protest concerning the proposed adjustments for tax years 1987 through 1990 and engaged in discussions with the Appeals Office of the IRS. After those discussions failed to produce a settlement, in March 2000, the IRS issued a Notice of Deficiency (the Notice) for the years 1987 through 1990 with respect to various issues, including aircraft maintenance and matters related to CFC for years prior to the spin-off, which are described below. Based upon the Notice, the total amount of the deficiency for items in years 1987 through 1990, including taxes and interest, was $149 million as of December 31, 2000. The amount due under the Notice was reduced in the third quarter of 2000 by a portion of the Company's $93.4 million payment to the IRS, which is described below.

Under the Notice, the IRS has assessed a substantial adjustment for tax years 1989 and 1990 based on the IRS' position that certain aircraft maintenance costs should have been capitalized rather than expensed for federal income tax purposes. The Company believes that its practice of expensing these types of aircraft maintenance costs is consistent with industry practice and the recently issued Treasury Ruling 2001-4. As described below, the IRS has proposed an additional adjustment, based on the same IRS position with respect to aircraft maintenance, for subsequent tax years not included under the Notice.

Under the Notice, the IRS is also seeking additional taxes, plus interest, for certain matters relating to CFC for those periods. As part of the spin-off, the Company and CFC entered into a tax sharing agreement that provided a mechanism for the allocation of any additional tax liability and related interest that arise due to adjustments by the IRS for years prior to the spin-off. At December 31, 1999, the Company had recognized approximately $53 million in Deferred Charges and Other Assets in the Consolidated Balance Sheets for amounts receivable from CFC and a corresponding payable for amounts due the IRS but reimbursable by CFC under the tax sharing agreement. In May 2000, the Company and CFC settled certain federal tax matters relating to CFC on issues for tax years 1984 through 1990. Under the settlement agreement, the Company received from CFC cash of $16.7 million, a $20.0 million note due in 2004, and a commitment to transfer to the Company land and buildings with an estimated value of $21.2 million. In the last half of 2000, the Company received real property with an estimated value of $21.2 million in settlement of CFC's commitment to transfer land and buildings. Prior to its transfer, the real property collateralized CFC's obligation to the Company.

As discussed above, the IRS is seeking to recover $149 million under the Notice. In addition to the issues covered under the Notice for tax years 1987 through 1990, the IRS in May 2000 proposed additional adjustments for tax years 1991 through 1996 with respect to various issues, including matters relating to CFC for years prior to the spin-off, and as mentioned above, aircraft maintenance costs.

In June 2000, the Company settled the tax issue relating to the manner in which Emery Worldwide calculated and paid aviation excise taxes. The Company paid $29.6 million to the IRS in settlement of proposed excise tax adjustments for tax years 1990 through 1999, which approximated the amount previously accrued by the Company for the aviation excise tax issue.

In the third quarter of 2000, the Company paid $93.4 million to the IRS to stop the accrual of interest on amounts due under the Notice for tax years 1987 through 1990 and under proposed adjustments for tax years 1991 through 1996 for all issues except aircraft maintenance costs.

The Company intends to vigorously contest the Notice and the proposed adjustments as they pertain to the aircraft maintenance issue, and is evaluating courses of action for the other items covered under the Notice and proposed adjustments. However, there can be no assurance that the Company will not be liable for all of the amounts due under the Notice and proposed adjustments. As a result, the Company is unable to predict the ultimate outcome of this matter and there can be no assurance that this matter will not have a material adverse effect on the Company's financial condition or results of operations.

In addition to the matters discussed above, the Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial condition or results of operations.

NOTE FOURTEEN:

SEGMENT REPORTING

The operations of the Company are comprised of four business segments: Con-Way Transportation Services, Emery Worldwide, Menlo Logistics, and Other. Con-Way provides regional one- and two-day LTL freight trucking and full-service truckload freight delivery throughout the U.S., Canada and Mexico, expedited and guaranteed ground transportation, and integrated supply chain services. Emery provides expedited and deferred domestic and international air cargo services, ocean delivery, and customs brokerage. Domestically, Emery relies primarily on its dedicated aircraft and ground fleet to provide its services. Internationally, Emery acts principally as a freight forwarder. Menlo is a full-service contract logistics company that specializes in developing and managing complex distribution networks. The Other segment consists primarily of Road Systems, a trailer manufacturer, and Vector SCM, a joint venture formed with General Motors in December 2000. Vector SCM will serve as a logistics service provider to General Motors. VantageParts, the Company's former wholesale distributor of truck parts and supplies, was also included in the Other segment prior to the sale of its assets in May 1999.

Intersegment revenue and related operating income have been eliminated to reconcile consolidated revenue and operating income. Management evaluates segment performance primarily based on revenue and operating income; therefore, other items included in pretax income, consisting primarily of interest income or expense, are not reported in segment results.

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

For geographic reporting, freight transportation revenues are allocated to international locations (except for Canada) when one or both of the shipment origination or destination locations are outside of the United States. Canada, which operates as an integrated part of the North America freight operations, is allocated 50 percent of the revenue when either the origination or destination location is in Canada and the other location is in the United States or an international location. Revenues for contract services are allocated to the country in which the services are performed. Long-lived assets outside of the United States were immaterial for all periods presented.

(Dollars in thousands)                     2000        1999        1998
Revenues
        United States                 $4,127,040  $3,810,177  $3,459,918
        Canada                           149,862     132,190     112,721
        North America                  4,276,902   3,942,367   3,572,639
        International                  1,295,475   1,094,934     958,047
        Total                         $5,572,377  $5,037,301  $4,530,686

                 CNF TRANSPORTATION INC. AND SUBSIDIARIES
                           OPERATING SEGMENTS
                       YEAR ENDED DECEMBER 31, 2000
                          (Dollars in thousands)

                              Adjustments,
                              Discontinued
                               Operations, Con-Way
                          Eliminations and Transportation  Emery  Menlo
                  Consolidated  the Parent Services    Worldwide  Logistics Other

Revenues            $5,572,377  $ (56,664) $2,045,580  $2,628,816  $903,964 $ 50,681
Inter-company
 eliminations               -      56,664        (684)    (20,674)  (13,164) (22,142)
Net revenues         5,572,377         -    2,044,896   2,608,142   890,800   28,539
Operating income       289,966         -      227,312(a)   28,365(b) 33,303      986
Depreciation and
 amortization          190,651      9,544      93,115      80,620     6,939      433
Capital expenditures   235,221     31,992     122,592      68,087    12,291      259
Identifiable assets  3,244,941    520,689   1,011,734   1,516,394   170,326   25,798

Year Ended December 31, 1999
Revenues            $5,037,301  $ (56,880) $1,879,053  $2,420,220  $727,593 $ 67,315
Inter-company
 eliminations               -      56,880        (837)    (11,804)  (11,585) (32,654)
Net revenues         5,037,301         -    1,878,216   2,408,416   716,008   34,661
Operating income       354,238         -      228,820      75,514    22,255   27,649(c)
Depreciation and
 amortization          164,876     10,242      85,418      61,781     6,842      593
Capital expenditures   324,604      6,359     211,971     100,219     5,642      413
Identifiable assets  3,059,334    479,671     968,507   1,439,957   141,184   30,015

Year Ended December 31, 1998
Revenues            $4,530,686  $ (77,826) $1,684,879  $2,232,815  $598,750 $ 92,068
Inter-company
 eliminations               -      77,826        (888)    (29,341)  (11,915) (35,682)
Net revenues         4,530,686         -    1,683,991   2,203,474   586,835   56,386
Operating income       293,919         -      206,945      64,299    19,459    3,216
Depreciation and
 amortization          145,840      6,601      77,269      55,025     6,138      807
Capital expenditures   217,725      6,052     102,290     101,935     7,115      333
Identifiable assets  2,659,105    397,184     825,615   1,278,228   125,728   32,350

(a)     Includes a $5.5 million loss, $3.2 million after tax, from the sale of certain assets of Con-Way Truckload Services.
(b)     Includes an $11.9 million loss, $6.9 million after tax, from the termination of certain aircraft leases.
(c)     Includes a $16.5 million net gain, $9.3 million after tax, from a lawsuit settlement, and a $10.1 million net gain, $5.7 million after tax, from the sale of a truck parts operation.


                                  PAGE 38

NOTE FIFTEEN:

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in thousands except per share data)
                              March 31      June 30       September 30  December 31
2000-QUARTER ENDED
Revenues                      $1,321,894    $1,401,146    $1,409,613    $1,439,724
Operating income                  71,469        87,131        54,940(c)(d)  76,426
Income from continuing
 operations before income taxes   66,456(b)     79,589        46,832        68,319
Income taxes                      28,244        33,825        19,435        28,376
Net income from continuing
 operations(a)                    36,178        43,692        25,350        37,835
Discontinued operations, net
 of tax                               -             -        (13,508)           -
Cumulative effect of accounting
 change, net of tax               (2,744)           -             -             -
Net income available to common
 shareholders                     33,434        43,692        11,842        37,835
Per share:
   Basic earnings
      Continuing operations         0.75          0.90          0.52          0.78
      Discontinued operations,
        net of tax                    -             -          (0.28)           -
      Cumulative effect of
        accounting change, net
        of tax                     (0.06)           -             -             -
      Net income available to
        common shareholders         0.69          0.90          0.24          0.78
    Diluted earnings
      Continuing operations         0.67          0.80          0.47          0.70
      Discontinued operations,
        net of tax                    -             -          (0.24)           -
      Cumulative effect of
        accounting change, net
        of tax                     (0.05)           -             -             -
      Net income available to
        common shareholders         0.62          0.80          0.23          0.70
Market price range             $26.19-$34.75 $22.73-$34.38 $20.25-$29.50 $21.94-$33.81
Common dividends                    0.10          0.10          0.10          0.10




                              March 31      June 30       September 30  December 31
1999-QUARTER ENDED
Revenues                      $1,137,137    $1,243,438    $1,290,182    $1,366,544
Operating income                  79,127(e)     93,940(f)     85,768        95,403
Income from continuing
 operations before income taxes   71,393        84,949        78,202        97,716(g)
Income taxes                      31,212        37,016        34,018        42,506
Net income from continuing
 operations(a)                    38,154        45,872        42,147        53,117
Discontinued operations, net
 of tax                            2,115           851            -             -
Net income available to common
 shareholders                     40,269        46,723        42,147        53,117
Per share:
   Basic earnings
      Continuing operations         0.80          0.95          0.87          1.10
      Discontinued operations,
        net of tax                  0.04          0.02            -             -
      Net income available to
        common shareholders         0.84          0.97          0.87          1.10
   Diluted earnings
      Continuing operations         0.71          0.84          0.77          0.97
      Discontinued operations,
        net of tax                  0.03          0.02            -             -
      Net income available to
        common shareholders         0.74          0.86          0.77          0.97
Market price range             $34.15-$44.55 $32.56-$45.52 $34.64-$45.19 $28.28-$38.38
Common dividends                    0.10          0.10          0.10          0.10

(a)     Reduced by preferred stock dividends.
(b) Includes a $2.6 million net gain, $1.5 million after tax, ($0.03 per basic and diluted share) from the sale of securities.
(c) Includes a $5.5 million loss, $3.2 million after tax, ($0.07 per basic share and $0.06 per diluted share) from the sale of certain assets of Con-Way Truckload Services.
(d) Includes an $11.9 million loss, $6.9 million after tax, ($0.14 per basic share and $0.12 per diluted share) from the termination of certain aircraft leases.
(e) Includes a $16.5 million net gain, $9.3 million after tax, ($0.19 per basic share and $0.17 per diluted share) from a lawsuit settlement.
(f) Includes a $10.1 million net gain, $5.7 million after tax, ($0.12 per basic share and $0.10 per diluted share) from the sale of a truck parts operation.
(g) Includes a $9.6 million net gain, $5.4 million after tax, ($0.11 per basic share and $0.10 per diluted share) from the sale of securities.

                                  PAGE 39

REPORTS

MANAGEMENT REPORT ON REPONSIBILITY FOR FINANCIAL REPORTING

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

Gregory L. Quesnel
President, Chief Executive and Chief Financial Officer

Kevin S. Coel
Controller



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of CNF Transportation Inc.

We have audited the accompanying consolidated balance sheets of CNF Transportation Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Transportation Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the Consolidated Financial Statements, effective January 1, 2001, the Company changed its method of accounting for recognition of its in-transit freight transportation revenue.

Arthur Andersen LLP
San Francisco, California
January 26, 2001

                                  PAGE 40


FIVE YEAR FINANCIAL SUMMARY

(Dollars in thousands except per share data)


                              2000        1999        1998        1997        1996
SUMMARY OF OPERATIONS

Revenues                  $5,572,377  $5,037,301  $4,530,686  $4,215,165  $3,662,183
  Con-Way Transportation
    Services               2,044,896   1,878,216   1,683,991   1,473,188   1,292,082
  Emery Worldwide          2,608,142   2,408,416   2,203,474   2,249,594   1,968,058
  Menlo Logistics            890,800     716,008     586,835     455,892     359,377
  Other                       28,539      34,661      56,386      36,491      42,666
Operating income (loss)      289,966     354,238     293,919     277,865     192,148
  Con-Way Transportation
    Services                 227,312(c)  228,820     206,945     147,155     101,049
  Emery Worldwide             28,365(d)   75,514      64,299     113,963      78,415
  Menlo Logistics             33,303      22,255      19,459      17,178      10,918
  Other                          986      27,649(f)    3,216        (431)      1,766
Depreciation and
  amortization               190,651     164,876     145,840     123,391      95,746
Interest expense              29,972      25,972      32,627      39,553      39,766
Income from continuing
  operations before income
  taxes                      261,196(e)  332,260(g)  253,812     234,812     147,132
Income taxes                 109,880     144,752     112,756     106,839      66,951
Income from continuing
   operations(a)              143,055     179,290     132,887     120,087      71,589
  Discontinued operations,
    net of tax(b)                 -        2,966      (2,078)     (7,929)    (36,386)
  Loss from discontinuance,
    net of tax(b)            (13,508)         -           -           -      (16,247)
  Cumulative effect of
    accounting change, net
    of tax                    (2,744)         -           -           -           -
Net Income available to
   common shareholders        126,803     182,256     130,809     112,158      18,956
PER SHARE
Net income from continuing
   operations, basic            2.95        3.72        2.79        2.59        1.63
  Discontinued operations,
    net of tax(b)                 -         0.06       (0.05)      (0.17)      (0.83)
  Loss from discontinuance,
    net of tax(b)              (0.28)         -           -           -        (0.37)
  Cumulative effect of
    accounting change, net
    of tax                     (0.06)         -           -           -           -
  Net income available to
    common shareholders         2.61        3.78        2.74        2.42        0.43
Net income from continuing
   operations, diluted          2.65        3.29        2.49        2.33        1.48
  Discontinued operations,
    net of tax(b)                 -         0.06       (0.04)      (0.15)      (0.73)
  Loss from discontinuance,
    net of tax(b)              (0.24)         -           -           -        (0.33)
  Cumulative effect of
    accounting change, net
    of tax                     (0.05)         -           -           -           -
  Net income available to
    common shareholders         2.36        3.35        2.45        2.18        0.42
Dividends declared and paid on
   common stock                 0.40        0.40        0.40        0.40        0.40
Common shareholders' equity    20.90       19.15       15.48       13.26       10.86

STATISTICS
Total assets              $3,244,941  $3,059,334  $2,659,105  $2,421,496  $2,081,866
Long-term obligations        534,649     433,446     467,635     473,488     477,201
Capital expenditures         235,221     324,604     217,725     183,164     200,835
Effective income tax rate      42.1%       43.6%       44.4%       45.5%       45.5%
Basic average shares      48,490,662  48,189,618  47,659,745  46,236,688  44,041,159
Market price range    $20.25-$34.75 $28.28-$45.52$21.63-$49.94 $20.25-$50.88 $17.25-$29.38
Number of shareholders         8,802       9,520       9,870      15,560      16,090
Number of regular full-time
   employees                  28,700      28,300      26,500      26,300      25,100

(a)     Reduced by preferred stock dividends.
(b) Includes the results of Priority Mail operations, except for 1996, which reflects the results of CFC, the Company's former long-haul LTL segment.
(c) Includes a $5.5 million loss, $3.2 million after tax, ($0.07 per basic share and $0.06 per diluted share) from the sale of certain assets of Con-Way Truckload Services.
(d) Includes an $11.9 million loss, $6.9 million after tax, ($0.14 per basic share and $0.12 per diluted share) from the termination of certain aircraft leases.
(e) Includes a $2.6 million net gain, $1.5 million after tax, ($0.03 per basic and diluted share) from the sale of securities.
(f) Includes a $16.5 million net gain, $9.3 million after tax, ($0.19 per basic share and $0.17 per diluted share) from a lawsuit settlement, and a $10.1 million net gain, $5.7 million after tax, ($0.12 per basic share and $0.10 per diluted share) from the sale of a truck parts operation.
(g) Includes a $9.6 million net gain, $5.4 million after tax, ($0.11 per basic share and $0.10 per diluted share) from the sale of securities.
